UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2016

Commission File Number: 333-13302

ETABLISSEMENTS DELHAIZE FRÈRES

ET CIE “LE LION” (GROUPE DELHAIZE)

(Exact name of registrant as specified in its charter)*

DELHAIZE BROTHERS AND CO.

“THE LION” (DELHAIZE GROUP)

(Translation of registrant’s name into English)*

SQUARE MARIE CURIE 40

1070 BRUSSELS, BELGIUM

(Address of principal executive offices)

* The registrant’s charter (articles of association) specifies the registrant’s name in French, Dutch and English.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

ANNUAL REPORT 2015

DELHAIZE GROUP
A leading food retailer
Delhaize Group has leading positions in food retailing in key markets. Our operating companies have acquired these positions through distinct go-to-market strategies. The Group is committed to offer its customers a locally differentiated shopping experience, to deliver superior value and to maintain high social, environmental and ethical standards. Our Group’s strength is supported by the close cooperation of its operating companies at both the regional and global levels.
Delhaize Group is listed on both NYSE Euronext Brussels (ticker symbol: DELB) and the New York Stock Exchange (ticker symbol: DEG).
154 000
Associates

3	512

Stores
€ 24.4 B
Revenues
€ 872 M
Underlying operating profit
Belgium, Luxembourg, United States, Greece, Romania, Serbia, Indonesia

DELHAIZE GROUP ANNUAL REPORT 2015 1
Table of Contents
02 Key figures
04 Interview with the
Chairman of the
Board of Directors
and the Chief
Executive Officer
08 Highlights
10 Ahold Delhaize
proposed merger
STRATEGY
12 Retail Context and 2016 priorities
14 Our Strategic Framework
15 Delhaize insights: Customer centricity
16 Keeping our promises
18 Customers
22 Associates
26 Communities
30 Shareholders
34 Shareholder information
38 Segment overview
40 Financial review
42 United States
PERFORMANCE 45 Belgium
48 Southeastern Europe
52 Corporate governance
GOVERNANCE 64 Remuneration report
72 RISK FACTORS
79 FINANCIAL STATEMENTS
180 GLOSSARY

2	OVERVIEW

Key figures
REVENUES
UNDERLYING OPERATING PROFIT
(IN MILLIONS OF €)
789 762 872
13 14 15
% % %
UNITED STATES BELGIUM SEE
ASSOCIATES
TOTAL 153 937
98 566
UNITED STATES
15 302
BELGIUM
33 133
SEE

6	936

INDONESIA

DELHAIZE GROUP ANNUAL REPORT 2015 • 3

	($ IN MILLIONS EXCEPT PER SHARE AMOUNTS)[5]	(€ IN MILLIONS EXCEPT PER SHARE AMOUNTS)			CHANGE VS PRIOR YEAR	
	2015	**2015**	2014	2013	**2015**	2014
RESULTS						
Revenues	**27 066**	**24 395**	21 361	20 593	**+14.2%**	+3.7%
Underlying operating profit[2]	**967**	**872**	762	789	**+14.4%**	-3.4%
Operating profit	**772**	**696**	423	537	**+64.5%**	-21.2%
Net profit from continuing operations	**409**	**369**	189	272	**+95.5%**	-30.5%
Net profit (Group share)	**406**	**366**	89	179	**+312.5%**	-50.3%
Free cash flow[2]	**575**	**518**	757	669	**-31.5%**	+13.2%
FINANCIAL POSITION						
Total assets	**14 459**	**13 032**	12 127	11 594	**+7.5%**	**+4.6%**
Total equity	**6 847**	**6 171**	5 453	5 073	**+13.2%**	**+7.5%**
Net debt[2]	**867**	**781**	997	1 473	**-21.6%**	**-32.4%**
Enterprise value[2][3]	**11 227**	**10 119**	7 210	5 899	**+40.4%**	**+22.2%**
PER SHARE INFORMATION						
Group share in net profit (basic)[4]	**3.96**	**3.57**	0.88	1.77	**+307.7%**	**-50.5%**
Group share in net profit (diluted)[4]	**3.92**	**3.54**	0.87	1.76	**+305.8%**	**-50.5%**
Free cash flow[2][4]	**5.60**	**5.05**	7.46	6.62	**-32.3%**	**+12.8%**
Net dividend	**1.45**	**1.31**	1.20	1.17	**+9.2%**	**+2.6%**
Shareholders' equity[3]	**65.81**	**59.31**	52.98	49.47	**+11.9%**	**+7.1%**
Share price (year-end)	**99.62**	**89.79**	60.43	43.20	**+48.6%**	**+39.9%**
RATIOS %						
Underlying operating margin[2]		**3.6%**	**3.6%**	3.8%	**+1bps**	**-26bps**
Operating margin		**2.9%**	**2.0%**	2.6%	**+87bps**	**-63bps**
Net margin		**1.5%**	**0.4%**	0.9%	**+1.1ppt**	**-45bps**
Net debt to equity[2]		**12.7%**	**18.3%**	29.0%	**-5.6ppt**	**-10.8ppt**
CURRENCY INFORMATION						
Average € per $ rate		**0.9013**	**0.7527**	0.7530	**+19.7%**	**0.0%**
€ per $ rate at year-end		**0.9185**	**0.8237**	0.7251	**+11.5%**	**+13.6%**
OTHER INFORMATION						
Number of stores[1]		**3 512**	**3 402**	3 225	**+3.2%**	**+5.5%**
Capital expenditures		**774**	**606**	565	**+27.8%**	**+7.2%**
Number of associates (thousands)[1]		**154**	**150**	145	**+2.6%**	**+3.2%**
Full-time equivalents (thousands)[1]		**117**	**113**	109	**+3.1%**	**+3.5%**
Weighted average number of shares (thousands)		**102 647**	**101 434**	101 029	**+1.2%**	**+0.4%**

(1) Excluding the stores and related associates of divested and discontinued operations.
(2) These are non-GAAP financial measures.
(3) Calculated using the total number of shares issued at year-end.
(4) Calculated using the weighted average number of shares outstanding over the year.
(5) Calculated using an exchange rate of €1 = $1.1095.

4	OVERVIEW

Interview
WITH THE CHAIRMAN OF THE BOARD OF DIRECTORS AND THE CHIEF EXECUTIVE OFFICER
IN 2015, WE REMAINED FOCUSED ON OUR CUSTOMERS, WORKING HARD TO DELIGHT THEM WHILE OFFERING A BETTER SHOPPING PROPOSITION FOR EVERY CUSTOMER.
How would you describe 2015 in one or two words?
[Mats Jansson] – “Credibility” and “merger” were the key words for 2015. We increased our credibility as we continued to perform well in our U.S. and Southeastern European markets. We also strengthened our credibility as we resolved, with our social partners, our Transformation Plan in our Belgian operations in February 2015. Since this resolution we have been focused on recapturing our business, improving our performance, and increasing our credibility with our associates, our suppliers and partners and most importantly, our customers and shareholders. People believe in us and are rewarding us by shopping at our stores.
In mid-2015 Delhaize Group and Ahold announced the proposed merger of the two companies. This proposed merger is highly complementary and will result in a base of more than 6 500 stores with 375 000 associates, serving over 50 million customers per week in the U.S. and in Europe. We expect the combined company to realize around €500 million of synergies with yearly turnover of approximately €65 billion.
Of course mergers come with challenges; and a key one will be combining our two cultures. However, thanks to outstanding preparation

DELHAIZE GROUP ANNUAL REPORT 2015 5
For me 2015 was about our focus on the customer – making sure that we give our customers what’s important to them, when, and how they want to receive it.
Frans Muller, President and CEO Delhaize Group
on both sides, we are looking forward to this challenge and to developing a new culture that blends together the truly exceptional elements from both our companies.
[Frans Muller] – For me 2015 was about our focus on the customer – making sure that we give our customers what’s important to them, when, and how they want to receive it. For example, in the U.S. at Food Lion, we accelerated our ongoing training to our associates in our customer centric “count on me” approach. This training brings the “count on me” culture alive in the stores. In keeping with our goal of leveraging best practices across the Group, at Delhaize Serbia we’ve provided the same “count on me” training to over 9 000 of our associates. Our focus on the customer is also evident at Mega Image in Romania, where we have teams whose job is to respond immediately to customer questions on the selling floor.
The proposed merger of course was also a major theme in 2015. I see the intended merger as the combination of two companies with similar values and neighboring geographies, as well as a shared focus on the customer. It represents not only our commitment to our customers to provide them a superior offering in stores and online but also our commitment to our associates and the communities we serve. And while we know that restructuring and reorganization will be associated with this combination, many of our associates will benefit from this intended merger. There will be opportunities for growth and greater responsibility in the combined company.
What were major themes in the retail business in 2015?
[FM] – Food retail trends in Europe and in the U.S. are similar. We see increasing consolidation, growth of online shopping, and consumers wanting to live better while they are living longer. Additionally, there continues to be a move towards value shopping, convenience, and a focus on health.
There has been increasing consolidation in food retail during the past five years, especially in the U.S. This trend has accelerated; over the last three years there has been more consolidation than we have seen in the last ten years.
More and more, consumers are choosing to shop online; and we expect this trend to only gain traction. Delhaize Group has a broad distribution and store network, which, combined with Ahold’s strong online brands in dense, urban markets, means that, looking ahead, the combined company can offer a better online shopping proposition to our customers. Consumers are increasingly asking for and choosing products that will enable them to live healthier. In response, Delhaize Group’s private brands offer food made from more local, more sustainable, and healthier ingredients. We’ve also increased offerings of specialty diet products like gluten-free, sugar-free and no-sodium foods.
Finally, consumers continue to seek not only value but also convenience. They want to shop near their homes, in stores that are easy to navigate, choosing from an assortment that provides not only the “best in fresh” but also allows for a full shopping trip. With a retail network, especially in Europe, concentrated in urban areas and with existing expertise in small format markets, Delhaize Group is well positioned for growth in the area of convenience.
[MJ] – We are indeed seeing today, more than ever before, the maturation of e-commerce. Looking back, and with long experience in the retail industry, I have seen years of failure to meet customer needs online, followed by the retail industry assessing, refining and adapting in-store offerings to an online context. Today, we are deepening Delhaize Group’s commitment to online shopping. We are using data and facts to better understand our customers and to offer them an Group underlying operating profit even more personalized and more relevant shopping experience– creating for them an experience online that is as great as what we deliver in our stores.
What would you describe as the most important accomplishments at Delhaize
Group in 2015? Revenues [FM] – In 2015, we increased sales and stabilized or gained market share in all our markets. Our strong results in the U.S. were partly a result of the successful roll-out of Food Lion’s “Easy, Fresh & Affordable

6	OVERVIEW

Our goal, as always, is to bring a better shopping proposition to our customers while creating value for our shareholders.
Mats Jansson, Chairman of the Board of Directors of Delhaize Group
You Can Count on Food Lion Every Day!” strategy in a total of 162 stores in 2015, following capital investment of around $250 million – also in 2015. We plan to further deploy this strategy in 2016. At Hannaford,
Free cash flow we opened a well-received small format store that emphasizes fresh products while offering an edited selection of everyday grocery items that customers buy most. This sets the stage for future growth in this area for Hannaford. In Belgium, we began to see results from implementing our Transformation Plan as well as improved procurement terms, thanks to our participation in Coopernic, a cooperative European buying alliance. In Southeastern Europe we saw robust comparable store sales growth. In Romania, we opened 71 additional stores(1) in 2015 and rolled out two “Gusturi romanesti” stores, which focus on traditional Romanian products. In Serbia, which has experienced a protracted economic downturn, our market share has further improved and profits remained stable. In Greece, despite the country’s economic difficulties, we saw profitability and sales growth as well as market share gains as a result of our operational discipline, including better supplier terms. Finally, in Indonesia in 2015 we continued to see significant comparable store sales growth.
These results show our customers appreciate the investments we have made in our business and are all accomplishments the company can be proud of. [MJ] – The strategic framework we introduced in March of 2014 set the stage for 2015, when we reaped the results of our strategic discipline. 2015 saw revenue growth of 15.6% (3.2% at identical exchange rates) as well as Group underlying operating profit of €872 million.
(1) Store opening figures presented throughout this report are presented “gross”; that is, they do not include stores closed unless specifically mentioned.
In 2015 we reintroduced a key executive development program, the Delhaize Group Leadership College. This program takes high potential executives from across the Group and asks them to work together to develop recommendations to improve a significant business issue. This year’s group delivered recommendations to make Delhaize Group an even more customer centric organization. It was a notable accomplishment. The recommendations included revisiting our Purpose, Values and Promises in order to start driving a culture change, and focusing on new leadership behaviors. Finally, we have started to create customer insights departments at each banner aiming at creating one vision of the customer, defining and measuring key customer performance indicators and stimulating a culture of sharing best customer centricity practices among the banners.
Could you talk about capital expenditure decisions the Executive Committee took in 2015? How was capital discipline maintained at Delhaize Group in 2015?
[FM] – We have shown increasing discipline towards capital allocation over the last three years. In particular, we have defined our core and non-core banners and are allocating capital with priority given to our core banners.
[MJ] – We have a strict control on releasing investments, and a transparent methodology on how we spend money. In 2015, principal investments, totaling €774 million, continued to be focused on Food Lion’s “Easy, Fresh & Affordable. You Can Count on Food Lion Every Day!” strategy, the implementation of the Transformation Plan in Belgium, and further expansion in our Southeastern European markets.
In mid-2015, Delhaize Group announced the proposed merger with Ahold. Can you talk about the reasons for the proposed merger and why these two companies are stronger together?
[FM] – There are a number of reasons our Board and Executive Committee decided that this combination makes sense for both our customers and our shareholders. From a strategic perspective, as I mentioned earlier, we see a retail industry that is increasingly consolidating in both the U.S. and Europe. Against this backdrop, we had to make a conscious decision as to where and how to play. The combined entity will be a leading food retailer on the U.S. east coast, the leading retailer in Benelux and among the leading retailers in Central and Southeastern Europe. Delhaize Group and Ahold have stores that are generally located in complementary, not competing

DELHAIZE GROUP ANNUAL REPORT 2015 7
geographies. This means that the combined entity will benefit from economies of scale; with more than 6 500 stores in adjacent markets, the combined entity will have the ability to deliver the benefits of the combination locally.
[MJ] – This proposed merger shows our commitment to a financially strong company. While we expect the combined entity to create bottom line savings of around €500 million, we also expect the combination to result in a superior financial and strategic platform for innovation, investment and further growth. We forecast, for example, strong combined free cash flow after dividends, giving even more flexibility for investments in growth.
[FM] – The combined entity will also build on Delhaize Group’s core competencies in convenience, innovation, smaller format stores, and in private brands. Following the combination, we will be able to rapidly test, learn and deploy innovation to offer an improved customer proposition. Above all, we see this as being a combination of two companies that have many similarities. We are joining forces to realize synergies, strengthening the customer offering, providing a broader selection of own brand products in a wider range of store formats and online channels. We are confident that this intended merger will deliver value not only for our shareholders but also to our customers.
In 2015 you delivered on the goal announced in the 2014 Annual Report for the Delhaize Group to get back into the Dow Jones Sustainability Index (DJSI). What does this recognition mean to you and what steps do you think Delhaize Group will need to do to stay within the DJSI?
[FM] – The DJSI is neither an objective nor a target in itself; it is recognition. Our target is to deliver on our 2020 sustainability objectives, including: providing nutritious and affordable private brand products, building transparency and sustainability in our supply chain, increasing diversity among our associates, helping our customers and associates lead healthier lives, and reducing food waste.
In 2015 we continued to deliver on our promises to key stakeholders. For example, our partnership with The Gulf of Maine Research Institute means that customers can trust that the seafood we sell in our U.S. stores comes from sustainable sources. We are also offering great value with our private brands, making our products more sustainable and more nutritious while maintaining affordability. We have increased ease and efficiency of recycling in our stores to be a more responsible neighbor in our communities. Across Belgium and Greece, we have increased the number of stores that contribute to community associations to redistribute unsold food. In the U.S., since 2014, our Food Lion Feeds Program has donated 143 million meals and committed to donate 500 million by 2020. Our Associate Diversity Steering Committee, comprised of leaders from across our operating companies, has agreed on concrete plans to improve diversity and inclusion as part of delivering on our promise to be a rewarding employer.
We take sustainability seriously and aim to measure it with as much rigor as we measure margin, introducing quarterly reporting on progress toward our sustainability objectives in 2015 and linking the performance to variable pay for all officers. So while we are proud of this recognition by the DJSI, this is not our biggest objective. Rather, it is a strong benchmark by which to measure our performance.
What is the largest opportunity and also the greatest challenge for 2016 and beyond?
[MJ] – The biggest opportunities and challenges for 2016 are both related to the completion of the intended merger. This proposed merger is an opportunity to capture synergies; €500 million as from year three represents a huge cost saving and will boost an already strong bottom line. More personally, the combined companies have similar values and a heritage of family entrepreneurship. From these complementary cultures, we see an opportunity to develop a new culture that will bring the best out of both companies to enhance the shopping experience for our customers. We do understand the inherent complexities around developing a strong combined culture, and to meet this challenge the combined entity has appointed Marc Croonen as the Chief Sustainability, Transformation & Communications Officer. Marc will, among other things, be responsible for helping to create and facilitate a culture that represents the best of Delhaize and the best of Ahold.
[FM] – I believe too that the proposed merger represents our biggest opportunity in 2016. It is an opportunity as it will enable us to provide better online shopping channels, better service in stores, better pricing on our products and better opportunities for associates.
If you ask me what I want from this merger, I would answer that we want to create a company that attracts the best talent, that is well integrated in the local communities in which it operates, and that is highly attractive to investors. Above all, we want to continue to delight our customers and offer a better shopping proposition for every customer. Our customers decide where they go and it is our job to make sure that they choose us!

8	OVERVIEW

Highlights 2015
SIGNING OF TRANSFORMATION PLAN IN BELGIUM
At the end of February, we resolved, with our social partners, the Transformation Plan at Delhaize Belgium. Since this resolution we have been focused on recapturing our business, improving our performance, and increasing our credibility with associates, suppliers and partners and most importantly, our customers and shareholders. By the end of Q1, signs of stabilization were evident, with early improvements in market share trends.
MEGA IMAGE IN ROMANIA LAUNCHED GUSTURI ROMANESTI CONCEPT STORES
Mega Image launched two concept stores featuring the brand of “Gusturi romanesti” with products offering consumers more than 350 locally sourced, quality products made from authentic, regional Romanian recipes. The “Gusturi romanesti” range of private brand products was launched in 2009; products sold under the “Gusturi romanesti” brand include fruits and vegetables, dairy items, meat specialities, sweets, bread, and dry products.
ON JUNE 24, 2015, AHOLD AND DELHAIZE GROUP ANNOUNCED THE INTENTION TO MERGE
Ahold and Delhaize announced their intention to combine their businesses through a merger of equals. The merger will create a complementary base of more than 6 500 stores with 375 000 associates, characterized by trusted brands with strong local identities. The combination, Ahold Delhaize, will be able to serve over 50 million customers per week in the U.S. and in Europe. The intended merger will bring together banners offering associates even better places to work, built on similar values and heritage.

DELHAIZE GROUP ANNUAL REPORT 2015 9
HANNAFORD LAUNCHED “THE HANNAFORD PROMISE”
Hannaford launched a new television and online advertising campaign called “The Hannaford Promise”. The campaign highlighted Hannaford’s focus on local products and suppliers, and explored what the Hannaford Promise means to associates. The advertisements feature Hannaford associates, customers and suppliers – no actors were used.
DELHAIZE GROUP BACK IN THE DOW JONES SUSTAINABILITY INDEX
The Dow Jones Sustainability Index (DJSI) is a leading benchmark for investors who integrate sustainability considerations into their portfolios. Inclusion in the 2015 DJSI confirmed Delhaize Group’s leadership in the Food and Staples Retailing Sector.
Delhaize Group is one of only four retailers in the world and one of only three retailers in Europe to be included in the DJSI for the Food and Staples Retailing sector.
FOOD LION REMODELS 162 STORES IN RALEIGH, NORTH CAROLINA
162 remodeled Food Lion stores were unveiled on October 14 in Raleigh, North Carolina. Since 2014, Food Lion has remodeled 238 stores in the state, following capital investment of around $360 million.
GROWTH IN GREECE DESPITE TOUGH ECONOMIC CONDITIONS
Despite tough economic conditions in Greece, Alfa Beta (AB) continued to gain market share, largely due to store expansion (+36 stores) and robust comparable store sales growth.
DELHAIZE SERBIA CONTINUED TO GAIN MARKET SHARE IN 2015
Delhaize Serbia gained market share in 2015 despite economic headwinds in Southeastern Europe. One reason for this was the successful roll-out of the new strategic “Unique Value Proposition” (UVP) concept in
47 Maxi banner stores, that were remodeled in 2014 and 2015. Remodeling of Maxi supermarkets to the new standard will continue in the coming years. The UVP concept promises to deliver to Maxi customers the best in fresh, providing our customers’ daily needs in one place with affordable prices for quality products, exciting promotions and excellent service.

JOINING FORCES TO CREATE A COMPANY FOCUSED ON INNOVATION WITH THE CUSTOMER AT THE CENTER
ON JUNE 24, 2015, AHOLD AND DELHAIZE ANNOUNCED THEIR INTENTION TO COMBINE THEIR BUSINESSES THROUGH A MERGER OF EQUALS. AT THE PRESS CONFERENCE TO
ANNOUNCE THE PROPOSED MERGER, FRANS MULLER, CEO OF DELHAIZE, SAID: “WE BELIEVE THAT THE PROPOSED MERGER OF AHOLD AND DELHAIZE WILL CREATE SIGNIFICANT
VALUE FOR ALL OUR STAKEHOLDERS. SUPPORTED BY OUR TALENTED AND COMMITTED ASSOCIATES, AHOLD DELHAIZE AIMS TO INCREASE RELEVANCE IN ITS LOCAL COMMUNITIES
BY IMPROVING THE VALUE PROPOSITION FOR ITS CUSTOMERS THROUGH ASSORTMENT INNOVATION AND MERCHANDISING, A BETTER SHOPPING EXPERIENCE BOTH IN STORES
AND ONLINE, INVESTMENTS IN VALUE, AND NEW STORE GROWTH.”
ENHANCED SCALE TO MEET EVOLVING CUSTOMERS’ NEEDS*
over

6	500

multi-format stores over
375 000
associates
over
50 M
customers in U.S. and Europe per week
2015 REVENUES (REGIONS)
28%
BENELUX
8%
CSE
64%
USA
BRINGING TOGETHER TWO COMPLEMENTARY BUSINESSES
High-quality goods and services at competitive prices
A broader selection in fresh food, own brands and focus on innovation
More and easier ways to shop in stores and online
Our dedicated teams are inspired and committed to a successful future together
* Data as of December 31, 2015. Ahold data includes the 53rd week in 2015. Figures exclude JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia.

DELHAIZE GROUP ANNUAL REPORT 2015 • 11

OUR STRONG LOCAL BRANDS FORM A SOLID FOUNDATION FOR THE FUTURE

- Merger to form a large, more innovative company with market-leading retail offerings and strong, trusted local brands
- Combination of two companies with complementary cultures, similar values and neighboring geographies, as well as a shared focus on the customer
- Will create a superior customer offering with enhanced choices in products, services and shopping in stores and online in an omni-channel environment
- The combined business will offer an even better place to work for associates as well as a continued commitment to the local communities it serves
- A strong financial profile will enable Ahold Delhaize to fund continued innovation, investment in future growth and to deliver attractive returns to shareholders

UNITED STATES

1 288 STORES
€16.0 B REVENUES


VT
ME
NY
NH
MA
RI
CT
NJ
PA
DE
MD
WV
VA
KY
TN
NC
SC
GA

788 STORES
€23.7 B REVENUES

BENELUX

888 STORES
€5.0 B REVENUES

CENTRAL & SOUTH EUROPE

1 208 STORES **€3.4 B** REVENUES


NETHERLANDS
BELGIUM
LUXEMBOURG
CZECH REPUBLIC
SERBIA
ROMANIA
GREECE
Delhaize
Ahold
Ahold + Delhaize

BENELUX: **2 134** STORES, **€12.7 B** REVENUES

CENTRAL & SOUTH EUROPE: **331** STORES, **€1.8 B** REVENUES

DELHAIZE GROUP

Food Lion, Hannaford, Delhaize, Delhaize Le Lion, Tempo, red market, Mega Image, Maxi, Delhaize Indo, Tom&Co

Ahold

Albert Heijn, Etos, Gall & Gall, bol.com, albert, pingo doce, Stop&Shop, Giant, GIANT, MARTIN'S, Peapod, bfresh

12 STRATEGY
Retail context and 2016 priorities
WE OPERATE IN A FAST-CHANGING ENVIRONMENT, SHAPED BY MAJOR CONSUMER TRENDS AND SHOPPER BEHAVIORS THAT CONTINUOUSLY IMPACT THE FOOD RETAIL INDUSTRY. WE SEE INCREASED PENETRATION OF ONLINE AND MOBILE USAGE, AS WELL AS HIGHER ACCEPTANCE OF E-COMMERCE.
SEGMENT PERCENT
20%
BE
14%
SEE
66%
USA
Customers focus more than ever on convenience, with an interest in smaller stores allowing for fast and easy in-store experience, and convenient locations with lower travel time and costs. Value is sought for and redefined, with limited loyalty to brands and formats and increased access to price transparency, resulting in a “no compromise” paradigm between price and quality.
At the same time, customers are calling for transparency about our products; for example, where they are from and how they are produced. Health trends including the increase of diet-related diseases (such as obesity, diabetes, malnutrition) are impacting customer health needs and expectations. And there is increasing pressure on both agriculture and oceanic resources which affects the price and availability of our products.
These impacts and our response are discussed on the following pages.
First, the growth of online shopping continues unabated, particularly in some geographies and categories. Different online operating models for grocers have emerged, in a landscape that is becoming increasingly competitive.
Second, large format stores, particularly hypermarkets, are being challenged. Several large players are experiencing a slow-down of comparable store sales (CSS) growth in their core large formats. Consequently, they are developing smaller formats which emphasize specialty, urban locations, convenience as well as online alternatives to try to revive growth.
Third, the discounters continue growing. They have improved their offer and increased their advertising. The large discounters now have presence in most markets with significant penetration in some. Their growth across most geographies is driven by network expansion and shopper behavior.
Fourth, as channels proliferate – discount, traditional, hypermarket, club, dollar, online – the blurring of boundaries among formats persists. Shoppers no longer distinguish between formats; they only want their favorite products at the best prices. In response, grocers are revisiting their differentiated offering, resulting in convergence and increased competition across formats.
Fifth, private brands are becoming increasingly innovative and a true differentiator in the industry. Products that can address the consumer need for healthier food as well as information on where the food is coming from, who is making it, and where the ingredients are sourced from, could be the big winners in the race for transparency.
Because of all these trends, margins in the retail sector are increasingly under pressure, driving the need for productivity gains and differentiation. Our response to these consumer trends is to continue to differentiate and deliver our Purpose to operate our customers’ preferred local supermarkets and work together to support that ambition. In 2014 we reoriented our strategy to support this Purpose, and in 2015 we sharpened focus on our Purpose, particularly in the area of customer centricity. We are refining and updating our formats and intensifying our e-commerce and omni-channel efforts while continuing to invest in the customer proposition. One way we deliver our Purpose is through implementing against our 2020 sustainability ambition (“Supergood”). Our 2020 sustainability ambition is a response to increasing consumer demands that the food retail industry “do the right thing” in terms of addressing their health and

DELHAIZE GROUP ANNUAL REPORT 2015 13
minimizing the environmental footprint. To prepare ourselves to remain competitive in this changing world, we have continued on the path to meet our 2020 sustainability goals. This journey is an evolution in the way we are doing business – from how we design and source our private brand products, to how we foster healthy living among our customers and associates, to how we reduce food waste and our overall environmental footprint. Becoming a Supergood company is simply good business – powering product innovations, bringing new services to customers, engaging our associates, and driving new partnerships with our local communities, while generating reductions in cost and business risk. Our priority is to deliver the best shopping experience to our customers, to be known as the best retail operator in fresh, with an efficient, sustainable, nutritious, and innovative assortment, delivering the best everyday value. The following pages show our strategy in action across our markets as we meet today’s challenges and prepare for those we will face tomorrow.
multi-format stores associates
2016 PRIORITIES
In 2016, we will continue to execute and enhance the delivery of our Food Lion “Easy, Fresh & Affordable…You Can Count on Food Lion Every Day!” strategy by remodeling 142 stores in our next market as well as implementing additional elements of our strategy at our 1 100 stores.
At Hannaford, we will continue store pilots and expand Hannaford To Go and related e-commerce models. In Belgium, Delhaize will continue to implement the measures of the Transformation Plan, with focus on the roll-out of the new store organization. Meanwhile we will reinforce our commercial position in this competitive market, intensify our e-commerce initiatives, and continue with our expansion of affiliated stores, with a focus on “proximity” concepts.
In Southeastern Europe and Indonesia, we will remain focused on further store expansion and comparable store sales growth. As a Group, we will work towards completing the merger with Ahold in 2016.
WE WILL ALSO:
CONTINUE TO PUT THE CUSTOMER AT THE CENTER
Provide a great local shopping experience in stores and online
ENGAGE GREAT PEOPLE
Develop a strong performance culture
Offer development opportunities
CONNECT WITH COMMUNITIES
Support thriving communities
Improve our offer of nutritious, sustainable, and affordable private brands
Empower healthy and sustainable living
CREATE VALUE IN LINE WITH OUR PEERS
Support growth opportunities
Realize operating excellence and efficiencies
Maximize our assets’ potential and return
Align our information technology (IT) and business priorities

14 • STRATEGY

Our Strategic Framework

TOGETHER, OUR PURPOSE, OUR PROMISE, OUR PRINCIPLES AND OUR VALUES MAKE UP OUR STRATEGIC FRAMEWORK. THEY ARE UNDERPINNED BY OUR SUSTAINABILITY AMBITION – TO BE A SUPERGOOD COMPANY

OUR PROMISE

CUSTOMERS
trust us to provide a great local shopping experience, in stores and online

ASSOCIATES
trust us to be a rewarding employer

COMMUNITIES
trust us to be responsible neighbors

SHAREHOLDERS
trust us for value creation

OUR PURPOSE

TO OPERATE OUR CUSTOMERS' PREFERRED LOCAL SUPERMARKETS AND WORK TOGETHER TO SUPPORT THAT AMBITION.

OUR PRINCIPLES

PUT CUSTOMERS FIRST
We listen to our customers and passionately deliver the best shopping experience

LEARN TO GROW
We get stronger from our experiences by analyzing external developments, learning from each other and embracing change

LEAD LOCALLY
Our brands and people are local leaders in their communities

DRIVE PROFITABLE GROWTH TODAY & BEYOND
We pursue profitable sales growth and allocate human, financial, and natural resources effectively to improve our cost position

OUR VALUES

Determination • Integrity • Courage • Humility • Humor

OUR SUSTAINABILITY STRATEGY

On our way to SUPERGOOD

OUR SUSTAINABILITY AMBITION IS TO DELIGHT OUR CUSTOMERS AND ENERGIZE OUR ASSOCIATES, HELPING THEM LIVE HAPPIER AND EAT HEALTHIER IN THRIVING LOCAL COMMUNITIES.

DELHAIZE GROUP ANNUAL REPORT 2015 15
Delhaize insights: Customer centricity
AT DELHAIZE GROUP, CUSTOMER CENTRICITY IS A KEY PART OF OUR STRATEGY. WE FOSTER A CUSTOMER CENTRIC CULTURE WITHIN OUR COMPANY THROUGH STRONG VALUES (SEE PAGE 25) AND ACTIONABLE
PROMISES TO ALL OUR STAKEHOLDERS. WE BACK UP THESE CUSTOMER CENTRIC VALUES AND PROMISES WITH INVESTMENTS THAT DIRECTLY BENEFIT OUR CUSTOMERS.
In 2015 we invested more than previous years in training for thousands of associates across our companies to give them the skills to be more customer-focused, and assigned 12 leaders of the company to develop a future plan for improving customer centricity. The examples below are only a small part of the work that is being done across Delhaize Group to ensure that the customer remains at the center of everything we do.
FOOD LION “EASY , FRESH AND AFFORDABLE… YOU CAN COUNT ON FOOD LION EVERY DAY!”
In 2015, as part of Food Lion’s “Easy, Fresh and Affordable…You Can Count on Food Lion Every Day!” strategy and in order to ensure that customers are at the forefront of decisions every day, Food Lion accelerated its on-going customer centric training to associates. Food Lion also completed a $250 million capital investment in 162 stores in the greater Raleigh, North Carolina market to improve the overall store experience with enhanced product selections for customers, better service through faster checkouts and fresher products at affordable prices, especially in produce, meats and deli.
DELHAIZE SERBIA ADAPTS “COUNT ON ME!” TRAINING FOR ASSOCIATES
“Count on me!” training was adapted from best practices developed at Food Lion and provided to over
9 000 Delhaize Serbia associates, enabling them to provide the best in customer service to our customers.
EVOLVING TOWARDS AN IMPROVED MINDSET FOCUSED ON THE CUSTOMER AT DELHAIZE BELGIUM
In Belgium, the focus in 2015 was on using the momentum built as part of the Transformation Plan, a plan to guarantee a sustainable future for our Belgian operations where we aim to use cost savings to invest in our commercial strategy, stores, supply chain and training of our associates. As part of the Transformation Plan, training in best customer service practices was provided to our associates at Delhaize Belgium in 2015. Delhaize Belgium also continued its “Buy well, eat well” campaign which focused on, (among others) providing the best shopping experience, the highest quality and value, and being a leader in selling local products.
HANNAFORD – POWER OF YOU!
Hannaford’s “Power of you” campaign was designed so that every Hannaford associate, at every level of the company, understands the impact they have on the business. Training is provided to every Hannaford associate when they join, with a focus on empowering associates to use their unique talents to solve customer problems and provide the best possible customer service every day.
“In 2015, in line with our strategy outlined two years ago, we kept our focus on our customers and made good progress on our strategic initiatives. At Delhaize Group, being customer centric is not just good business, it is why we do business. We believe that by continuing to delight our customers, giving them what is important to them, they will reward us by shopping in our stores. In 2016, we promise we will continue on this journey to improve the customer experience as we build on and expand these initiatives begun in 2015.” Frans Muller

16 STRATEGY
Keeping our promises
OUR PROMISE IS WHAT WE ARE DOING AS DELHAIZE GROUP TO ACHIEVE OUR PURPOSE. IN THIS SECTION, WE SHOW HOW WE ARE KEEPING OUR PROMISES TO OUR STAKEHOLDERS AND HOW WE ARE MEASURING THEM.
The Delhaize Group team passionately serves local customers tasty, nutritious, and affordable foods. We operate friendly, neighborhood supermarkets in diverse local markets, living shared values, enriching thriving communities, and growing profitably as a Group. We skillfully balance the needs of our customers, associates, communities and shareholders in a respectful, sustainable, and profitable way. This results in being the preferred local supermarket.
SHAREHOLDERS
COMMUNITIES
ASSOCIATES
CUSTOMERS

DELHAIZE GROUP ANNUAL REPORT 2015 • 17

OUR PROMISES

OUR CUSTOMERS TRUST US TO PROVIDE A GREAT LOCAL SHOPPING EXPERIENCE, IN STORES AND ONLINE

They expect an experience that delivers value for them, meets their grocery needs, and delights them with innovations in taste and convenience.
Customers prefer us because we consistently deliver well-stocked stores that are conveniently located.
We offer food that is fresh, nutritious and affordable.
We employ friendly people and we deliver an efficient experience.

Read more on p.18

HOW WE MEASURE OUR RESULTS

NET PROMOTER SCORE (NPS)

NPS assesses customer loyalty by asking the question: "On a scale from 0 to 10, where '0' means 'not at all likely' and '10' means 'extremely likely', how likely are you to recommend a Delhaize Group Banner to a friend or a colleague?"


0-6
7-8
9-10
% detractors
neutral
% promoters

Net promoter score is being used to measure how we are being perceived by our customers. We will measure both the evolution over time as well as against competitors.

OUR ASSOCIATES TRUST US TO BE A REWARDING EMPLOYER

We not only provide the paycheck that allows them to do the things they need and want to do, we also invest in providing a safe, respectful and inclusive working environment, opportunities for growth and development, and a sense of accomplishment and pride in working for a company that is built on core values of determination, integrity, courage, humility and humor.

Read more on p.22

ASSOCIATE ENGAGEMENT SURVEY

ASSOCIATE
ENGAGEMENT SURVEY
DELHAIZE GROUP

The Associate Engagement Survey gives a voice to our associates about key aspects of their work, such as daily responsibilities, company leadership, feedback on performance and recognition of achievements.

OUR COMMUNITIES TRUST US TO BE RESPONSIBLE NEIGHBORS

They expect us to support thriving communities by employing local people, partnering with local suppliers, respecting the environment and reducing food waste, and empowering customers and associates to lead healthy and sustainable lives.

Read more on p.26

2020 SUSTAINABILITY GOALS

- Increasing sustainability and health of our private brands;
- 100% of our stores maximizing donations of unsold food to feed people in our local communities;
- Increasing our company recycling rate to 80%;
- Reducing our greenhouse gas emissions by 20% from 2008-2020, and reducing the climate impacts of our refrigerants;
- Supporting wellbeing for our associates, and employing a more diverse and inclusive team;
- Ensuring regular development conversations for all associates.

Our 2020 Sustainability Goals help measure how we are contributing in our local communities. Our goal is for the local communities where we operate to recognize us as a responsible retailer.

DOW JONES SUSTAINABILITY INDEX (DJSI)

The DJSI measures company performance in economic, social, and environmental dimensions. The top 10% of performers in each sector are selected for the World Index. Our goal is to remain in the Dow Jones Sustainability Index.

OUR SHAREHOLDERS TRUST US FOR VALUE CREATION

They expect us to deliver on our commitments and future ambitions. They have numerous opportunities to invest their money elsewhere, so they need to see and believe that their money delivers what they expect it to deliver.

Read more on p.30

(6 X UNDERLYING EBITDA) – NET DEBT

6 x underlying EBITDA is a conservative measure of the value of a company and by subtracting net debt it gives our shareholders a good idea of our investment potential.

We hope that investors buy our shares because Delhaize Group shares are seen as a long-term, quality investment. We will look to continue to create value in line with our peers by supporting growth opportunities in attractive markets, realizing operating excellence and efficiencies and maximizing our assets' potential and return.

OUR CUSTOMERS
Delhaize
I went to my
T oday d as so impresse ore and I w st fresh ortment of by the ass to know ucts. It ‘s good prod t were pples I bough that the a a Belgian son and from in sea and was fr iendly f arm. Service really f ast. was also check out you Delhaize!
Thank
um Customer Delhaize Belgi
More than
customers served weekly in our stores around the world

DELHAIZE GROUP ANNUAL REPORT 2015 • 19

OUR CUSTOMERS

TRUST US TO PROVIDE A GREAT LOCAL SHOPPING EXPERIENCE IN STORES AND ONLINE

CUSTOMERS CHOOSE TO SHOP AT OUR LOCAL BANNERS BECAUSE THEY FEEL WARMLY WELCOMED AND ARE DELIGHTED TO FIND FRESH, TASTY PRODUCTS THAT ARE AFFORDABLE, HEALTHY AND SUSTAINABLE.

Meeting our customers' needs is our number one priority. We promise to deliver convenience and ease of shopping to our customers. We are deploying technology to make shopping easier at the point of sale as well as using it to ensure stores are well-stocked with high-quality products. The following pages illustrate how we keep our Promise to our customers.

PUT CUSTOMERS FIRST

Our customers trust us to provide a range of fresh, tasty, nutritious and affordable food products, available at their convenience, in stores and online. Fulfilling this Promise depends on managing a complex supply chain to consistently provide thousands of quality products at good value. This is critical to our success as a business. The Food Lion and Mega Image examples below show how we put customers first.

Food Lion offers great value for our customers, every day

Throughout 2015, Food Lion continued the implementation of its "Easy, Fresh and Affordable…You Can Count on Food Lion Every Day!" strategy through continued customer centric training, lowering prices on thousands of items at its stores as well as expanding product assortment to help make it easier for customers to find all the products they need in one shopping trip. The price investments help Food Lion continue to maintain its low price heritage and were reduced on key items such as strawberries, boneless chicken breasts, peanut butter and much more. New signage also helped customers easily identify the savings.

Mega Image's "Red Team" celebrates the customer

Begun as a pilot project in 2014 in six stores, each Mega Image store participating in the "Red Team" Program has three representatives who circulate and provide one-on-one personalized contact, responding to customer queries, and assisting clients in their requests. The objective is to transform great customer service into a great customer experience. Based on the overwhelmingly positive customer response to the pilot in 2014, Mega Image's "Red Team" program expanded in 2015 to 42 stores.

The Red Team

"I'm a loyal customer of Mega Image. I know the store where I shop well, but I do sometimes need guidance on specific products. Lately I've also noticed the employees in red shirts who help me find the products I'm looking for and sometimes give great advice. I pay attention to all the extra customer services you are offering and I appreciate them." Mega Image customer

20 STRATEGY
At Delhaize Serbia, as part of the Unique Value Proposition (UVP) strategy, we promise to deliver quality and fresh goods.
DRÔLES DE LÉGUMES
LA CAISSE
of vegetables “rescued” by Delhaize Belgium
LEARN TO GROW
We find innovative solutions and use them to benefit our customers. Testing new concepts and introducing new product categories allows us to understand our customers’ evolving needs and better meet their expectations. Technology-based solutions make the shopping experience more efficient and more pleasant. Our goal is to delight our customers when they shop at any of our Group stores.
Delhaize Belgium “rescues” unusually shaped fruits and vegetables
Fruits and vegetables that are unusually shaped are often rejected for consumer consumption, despite a majority of consumers claiming they would eat oddly shaped fruits or vegetables as long as they taste good. For 14 weeks in 2015, Delhaize Belgium ran a pilot campaign in 16 Delhaize Belgium supermarkets, offering these vegetables for sale in a 2.5 kg (roughly 5.5 lb) box. More than 15 tons of vegetables were “rescued” through this campaign. In 2016, based on this success, Delhaize Belgium will expand the pilot to more than 50 supermarkets and some affiliates.
Food Lion’s new website bridges the gap between online and in-store shopping
Food Lion launched a new and improved www.foodlion.com in mid-2015. The fresh look is consistent with the new Food Lion brand style and highlights the sections that are most popular with customers. The website is responsive to whatever device the customer is using; it automatically displays in the best format for phones, tablets or computers. Members of Food Lion’s customer loyalty program, MVP, can tell exactly how much has been saved with coupons and the customer loyalty card. A new recipe portal lets customers share their favorite dishes with other Food Lion customers and access their recipes on the new recipe portal. A shopping list feature makes it easier for customers to plan their next visit to Food Lion and is built to allow customers a seamless online experience. For example, customers can easily add weekly sale items and ingredients from the recipe portal to a shopping list. With these changes, Food Lion is transforming the website into a more powerful and engaging place for customers to shop and bringing the online brand experience closer to the great experience customers find every day in-store.
LEAD LOCALLY
Our customers want to know where their food is coming from. They want local produce when it is in season. They appreciate being able to buy food from local producers and being served by employees who live locally.
Mega Image launches Gusturi romanesti concept stores
Six years after the launch of the “Gusturi romanesti” brand in Romania, Mega Image launched two concept stores featuring this brand’s products. The stores’ product assortment follows products’ local seasonality: during the summer period, for example, customers will only find Romanian vegetables that are in season. With interiors inspired by traditional Romanian designs, the store aims to recreate a nostalgic, traditional and evocative atmosphere. The launch of the dedicated stores are part of Mega Image’s commitment to increase the importance of tradition and local products in the lives of customers.
Delhaize Serbia continues to roll-out Maxi’s unique value proposition
A year after the introduction of a new strategic “unique value proposition” (UVP) concept in Maxi banner stores, Delhaize Serbia continued to roll out the strategy in 2015. Throughout 2014, Delhaize Serbia built the UVP concept and in 2015 translated brand attributes into clear brand promises. We promised our customers in Maxi supermarkets quality of goods – especially fresh fruits and vegetables and fresh meat – local produce and reliable sourcing, daily needs in one place with affordable prices, exciting promotions and excellent service.

DELHAIZE GROUP ANNUAL REPORT 2015 • 21



Delhaize in Luxembourg began offering more than 80 Portuguese products through a partnership with a Portuguese retailer

Portuguese products at Delhaize in Luxembourg meet the needs of the Portuguese community

It is estimated that approximately 100 000 people in Luxembourg hold Portuguese nationality. In January of 2015 to better meet the needs of this community, Delhaize in Luxembourg began offering more than 80 Portuguese products through a partnership with a Portuguese retailer. Based on the success of this offering in 2015, Delhaize in Luxembourg expects to increase the number of Portuguese products in 2016.

In order to keep our promises, we made significant changes in Maxi stores and to our retail business. We invested in remodelling stores to provide more attractive and efficient interiors. We also changed the arrangement of product categories, focusing on elements for which our customers recognize us as leaders – fruit and vegetables, meat counters and in-store bakeries where we guarantee quality and fresh products.

Critically, Delhaize Serbia also invested in training associates. "Count on me!" training was adapted from best practices developed at Food Lion in the U.S. and provided to more than 9 000 Delhaize Serbia associates, enabling them to provide the best in service to our customers.

DRIVE PROFITABLE GROWTH TODAY AND BEYOND

We are always looking to innovate and respond to new trends to ensure that our business remains profitable while we provide the best fresh products to our customers.

Hannaford receives Grocery Stewardship Certification in 2015

Hannaford is saving $15 million a year through sustainability efforts at its supermarkets. This was a key finding of a study conducted by the non-profit Manomet Center for Conservation Sciences as part of Hannaford's effort to receive certification through the Center's Grocery Stewardship Certification program. Manomet examined all Hannaford stores in 2014 and granted certification to them. In addition, Manomet's study found that Hannaford's sustainability practices annually divert 125 million pounds of waste from landfills, conserve 43.4 million gallons of water and keep more than 430 million pounds of greenhouse gases from being emitted.

125 M pounds

of waste diverted from landfills by Hannaford

Bringing Supergood private brands to our customers

Part of delivering our Supergood strategy means providing the tastiest, healthiest and most sustainable private brands. Through our actions to meet our 2020 sustainability goals, we are making our food more nutritious by reducing salt, fat and sugar content; providing clear nutritional labelling; ensuring food safety; and aiming for private brands in 2020 that contain 100% sustainable seafood, palm oil, wood and paper, and are verified to come from suppliers who provide fair and decent working conditions.

Being Supergood is also good business. When Delhaize Belgium did a BIO (organic) week campaign, offering a 20% discount on the entire BIO range, Delhaize Belgium saw an increase of around 30% in sales. In the U.S. our private brand range "Nature's Place"continues to show strong sales growth.


Gluten Free
Organic

OUR ASSOCIATES
e major ity oud that th I am pr res to our sto customers come of . fresh meat daily to buy they enjoy n tell that I ca t they piece of mea picking the ving it cut buy and ha want to . per their wish onally , as professi associate
(Maxi) Delhaize Serbia
associates

DELHAIZE GROUP ANNUAL REPORT 2015 23
OUR ASSOCIATES
TRUST US TO BE A REWARDING EMPLOYER
WE STRIVE TO EMPLOY DIVERSE ASSOCIATES, PAY FAIR WAGES AND PROVIDE AN ENVIRONMENT THAT IS ABOUT MUCH MORE THAN JUST MONEY
We employ almost 154 000 associates across Delhaize Group operating companies. We provide a safe environment that is respectful and inclusive, one that offers associates both development opportunities and a sense of accomplishment in a job well done. The following pages illustrate our Group’s values: who we are as a Group, and who we want to be – to our customers, to our communities, and to each other.
PUT CUSTOMERS FIRST
Healthy lifestyles are an important part of our Supergood ambition to help our customers and associates to live happier lives and eat more healthily.
We believe that health and wellness cover areas from fitness and nutrition to managing chronic disease, and that a “one-size-fits-all” approach does not work. Alongside our nutritional innovations in our own brands, we are testing ways of encouraging healthy habits as well as conducting pilot programs in partnership with health experts.
Mega Image’s “Equilibrium Corner” promotes healthy lifestyles
In 2015 Mega Image created “Equilibrium Corners” in five of its stores. An Equilibrium Corner is a designated area of a store where customers can find healthy and nutritious products. The campaign to promote the Equilibrium Corners included an online forum with a nutritionist available to answer questions, as well as in-store sessions with nutritionists and pediatricians. An internal campaign, supported by an online community was run for associates so that people working in stores without an Equilibrium Corner would have the same information.
Hannaford launches new advertising campaign
Hannaford launched a new television and online advertising campaign called “The Hannaford Promise”. The ads feature Hannaford associates, customers and suppliers – no actors were used. The campaign explored what “The Hannaford Promise” means to associates.
Hannaford’s new online advertising campaign explained the
“Hannaford Promise”, a promise to customers which guarantees a wide selection of local products, support for local producers, including dairy farmers, fishermen, and seafood vendors and underlines Hannaford’s commitment to fight hunger in local communities.
Delhaize Belgium associates pictured in this photo are shown gathered at Parc du Cinquentenaire in the heart of Brussels before the Brussels 20k. Delhaize Belgium is also a proud partner of a number of other Belgian road races, including the Urban Trails, the Antwerp Ten Miles and Race for the Cure.

24 • STRATEGY

LEARN TO GROW

We learn to grow by listening to our associates. We also ensure that we continue to grow as a company by committing to a diverse workforce and supporting our associates. For example, we provide them with training that enables them to develop in their careers while also improving their service to our customers. And we grow by using technology to help us move to "zero waste" and to benefit the communities we serve.

Expanding Delhaize Group's diversity work

In 2015, Delhaize Group, especially at Delhaize America, continued to expand its diversity work. Delhaize America has eleven Business Resource Groups that meet regularly, host workshops for associates, and represent the company at community events. Associate learning sessions hosted by the Delhaize America Diversity & Inclusion department include "Transgender Inclusion in the Workplace" and "Generational Impact on the Business". "Multicultural Communication" sessions were held with more than 150 store management associates. Also, Delhaize America University offers an "Unconscious Bias" course. Delhaize America began tracking the diversity of the talent pools for senior managers, and surveyed managers to identify partnerships with organizations that support the employment of people with disabilities. In Raleigh, North Carolina, Food Lion was named "Large business employer of the year" in 2015 for employment of people with disabilities by RHA Howell, an organization that offers services for people with disabilities. Work such as this contributes to Delhaize Group's goal of employing a more diverse and inclusive team.

Delhaize Serbia's Learning Fairs reinforce the company's commitment to associate learning

In 2015 Delhaize Serbia held two Learning Fairs for associates. Participants attended short classes which provided useful tips about topics that are helpful at work and at home such as healthy lifestyles, positive thinking, teamwork, stress management, public speaking and business communication. Other sessions at the Learning Fairs included how to prepare delicious and healthy meals, how to use smart phones, how to become a good mentor and how to conduct a successful meeting, as well as how to write a good resume, and how to bring balance to stressful situations. Around 250 associates participated.

Moving to zero waste at Delhaize America

A success this year was the continued roll-out of zero waste programming at Delhaize America. There are now 235 Food Lion stores in North Carolina participating in the "Moving to Zero Waste" program, which includes recycling, composting, and food-donation efforts. Hannaford successfully completed the pilot stage of its packaged food waste recovery project, with the 40 participating stores now sending no food waste to landfills. They are achieving this through food donations and by composting food that cannot be donated.


FOOD LION
Paper



Delhaize Serbia held its first corporate volunteer day in November. More than 50 participants cleaned three parks in their stores' neigborhoods. Customers were delighted to see this initiative; some even picked up rakes and started to help!

LEAD LOCALLY

Because we put customers first, we tailor our stores to the characteristics of their communities to make them more attractive to local shoppers. How we staff our stores is crucial to this effort. Community outreach is key to leading locally, and we partner with organizations sharing similar values.

Annual volunteer day sees a record number of participants and actions

On May 31, thousands of Alfa Beta (AB) associates in Greece, along with their families, friends and AB customers, served as volunteers in actions to benefit society and the environment. For the fifth consecutive year, more than 7 000 volunteers and friends of AB participated in 177 actions, sharing smiles, hope and optimism with fellow citizens. Employees from Alfa Beta stores across Greece, AB's support office, and the company's warehouses gave their energy and time to help people in need. Activities ranged from collecting food for local food banks, to offering beauty treatments to elderly people, to organizing basketball games and donating the proceeds.

DELHAIZE GROUP ANNUAL REPORT 2015 • 25

52 Weeks – 52 ways to feed and care for children in Greece

In 2015, AB continued its program of "52 Weeks, 52 ways" to feed and care for children throughout Greece. In addition to supporting 52 NGOs throughout Greece to help children, AB supplied lunch to students at 52 schools and kindergartens across the country. AB received an award for the Program in the Category "Long term investment - National", at the Hellenic Responsible Business Awards.

DRIVE PROFITABLE GROWTH TODAY AND BEYOND

Our associates are on the "front-line" in our stores. Feedback from them is crucial to sustaining our success, helping to drive profitable growth today and beyond.

The Associate Engagement Survey

Through the Associate Engagement Survey, associates from around the world provide confidential feedback via a third party about key aspects of their work, such as daily responsibilities, company leadership, feedback on performance, and recognition of achievements.

OUR VALUES

DETERMINATION
When we talk about determination, we are talking about a commitment to perform, even if barriers stand in our way. We know we can count on each other to perform his or her role to achieve our goals together. We are accountable and we deliver.

INTEGRITY
Integrity means that we are authentic. We are honest with ourselves and with others. We are fair and principled towards our colleagues, our suppliers, our customers, and our communities. We stick to our word. We do things the right way, every day.

COURAGE
Courage is required to take the road less traveled. We dare to challenge ourselves, each other and our competitors. We are commercially aggressive.

HUMILITY
If we are going to Learn to Grow, we better be humble. Because the humble person is inspired to teach and to learn from others, as well as to be alert to external developments. We always look for ways to serve others and respect the role each of us plays in delivering on our commitments.

HUMOR
Finding the humor of the situation helps to put things in perspective and enables us to appreciate both our successes and our setbacks. And while work is serious, humor keeps us from taking ourselves too seriously. Humor makes work enjoyable while sparking creativity and innovation. Humor makes us different.


WOW
seltzer water

Being a Supergood employer

Healthy lifestyles are a key part of our Supergood ambition; our goal is by 2020 for all of our companies to promote good nutrition, physical and mental health, and safety at work through health-related programs for our associates.

One example of our healthy associates program in action is at Delhaize Serbia where the company arranged more than 2 000 basic medical check-ups for associates in 2015. And, in order to emphasize the importance of prevention, Delhaize Serbia arranged more than 500 mammography screenings for the most vulnerable groups of associates (women older than 45).

Nearly 80 percent of Delhaize Group employees, or approximately 120 000 associates, participated in the 2015 Associate Engagement Survey. This participation rate was well above the industry average of 70 percent. The survey showed that most associates who completed the survey feel engaged in their work. More than 90 percent stated that they work beyond what is required to help the company succeed and are also generally able to balance work and personal responsibilities. These responses help Delhaize Group continue to engage great people who deliver the best customer experience.

Delhaize Belgium goes for zero food waste

In 2015, Delhaize Belgium launched a major campaign on food waste in order to redistribute unsold products that are still good for consumption. By mid 2016 this initiative will be integrated in all our company operated stores. By 2020, Delhaize Belgium aims to have a 100% recovery of all edible unsold products.

OUR
COMMUNITIES

DELHAIZE GROUP ANNUAL REPORT 2015 27
OUR COMMUNITIES
TRUST US TO BE RESPONSIBLE NEIGHBORS
EVERYWHERE WE OPERATE, WE AIM TO SERVE OUR LOCAL COMMUNITIES BY BEING AN ATTRACTIVE EMPLOYER, ENGAGING LOCAL SUPPLIERS, RESPECTING THE ENVIRONMENT, REDUCING FOOD WASTE AND
EMPOWERING HEALTHY AND SUSTAINABLE LIVING.
We strive to provide products and services that are clearly linked to our local communities. Our stores employ local people and help their local neighborhoods to be healthier, greener and more pleasant.
We work hard to plan locally at every step of the purchasing process for our customers. Our stores are staffed with associates from the local community and aim to reflect its culture and values. Engagement in our local communities is a key way by which we differentiate ourselves from our competitors.
Food Lion Feeds
In 2014, Delhaize America’s Food Lion banner partnered with Feeding America to launch Food Lion Feeds, an ambitious program to serve 500 million meals to people in need by 2020. During 2015, Food Lion Feeds donated more than 81 million meals through in-store campaigns, such as “Holidays Without Hunger,” in-store food donation programs and associate volunteerism to local hunger relief organizations. Food Lion associates also participated in a month-long associate volunteerism initiative, The Great Pantry Makeover, where the company donated one million meals as part of making over more than 38 pantries in 30 days! Food Lion Feeds has donated more than 143 million meals as part of its hunger-relief platform since 2014.
Delhaize America associates mobilize to ensure customers have access to products they need—even in inclement weather
Early 2015 experienced unusually severe weather in the northeastern U.S., where Delhaize Group’s Hannaford stores are located. Extreme cold and heavy snowfalls resulted in irregular shopping patterns, staffing issues and delayed deliveries across Delhaize America. Throughout this disruption, associates embraced the challenge, offering exceptional customer service and flexibility.
“It’s amazing how our associates continue to step up and do whatever is needed to assure high levels of customer service and product availability,” said a director of operations. “We’ve seen produce associates volunteering to go home and return after deliveries arrived, associates from other departments working on the front end, and distribution and trucking teams battling through all sorts of weather to get products delivered. It’s been a great team effort throughout.”
Delhaize Serbia provides meals for children receiving cancer care as well as ones for their families too
In Serbia, we are supporting Zvoncica, a local non-governmental organization that provides temporary housing for children with cancer who come from low income families as well as to their parents during medical treatment. In the facility, we are providing meals on a monthly basis, and organize fun activities for the children. In 2015 this included an Easter event where Serbian Olympians visited the children. We also donated to Zvoncica the proceeds from a picture auction which was held at a Maxi supermarket’s grand re-opening.
With more than 81 million meals donated in 2015, Food Lion Feeds is well on its way to achieving our goal of donating 500 million meals by 2020

28 • STRATEGY


LEBIH HEMAT
Enhancements made to Super Indo's fish departments in 2015 include customer flyers explaining how the fish is sourced and, via TV displays, seafood recipes and cooking techniques.

LEAD LOCALLY

BEING SUPERGOOD BY HELPING LOCAL COMMUNITIES

Being Supergood includes helping local communities to thrive by using innovation to reduce our impact on the environment. We seek to minimize the amount of energy we consume, the amount and type of refrigerants we use, and the amount of waste we produce. This helps address global climate change, improves local environments, and delivers cost savings for our business. Meeting our Supergood ambition also means we will lead locally by improving the nutritional value and sustainability of best-selling own-brand products. Being an integral part of our local communities is central to who we are as a company, and giving back is important for all of our stakeholders.

For more information about our progress, please visit https://sustainabilityreport.delhaizegroup.com/.

Mega Image in Romania expands partnerships with local suppliers

As a continuation of the sustainability pilot project from last year, and as part of the "Gusturi romanesti – from farmers" brand, Mega Image continued to expand its partnership with local suppliers to offer customers locally sourced fruits and vegetables. "Gusturi romanesti – from farmers" was extended in 2015 to include 55 suppliers, covering over 27 hectares of greenhouses. The project was supported by a strong TV, radio and in-store campaign, focusing on the farmers behind the products. Crops grown include tomatoes, green peppers, red peppers, eggplants, green salad, and cucumbers.

LEARN TO GROW

We continuously strive to reduce the impact of our activities on the environment and to use innovation to meet our 2020 Supergood goals. We research, analyze and apply innovation to improve the nutritional value and sustainability of our private brands.

Super Indo's cooking oil used in bio-diesel production

Super Indo provides a free fry service to customers with each seafood purchase. A by-product of this service is waste cooking oil. Super Indo, in partnership with a certified buyer of used cooking oil, is recycling this cooking oil for bio-diesel production. A pilot project began in April 2015 involving 22 stores. The scheme was expanded to 70 stores by October 2015 and is expected to grow further in 2016.

Delhaize Belgium continues to make progress in providing sustainable fish to customers

Delhaize Belgium has partnered with the World Wide Fund for Nature (WWF) since 2010 to provide sustainable fish to customers; and continued to make progress in 2015. Frozen shrimp became Aquaculture Stewardship Council certified in 2015, and since January 2015, all tuna sold in Delhaize Belgium stores has been pole and line caught.

Delhaize Belgium supermarket receives eco award

A Delhaize Belgium supermarket in Liège won an award for architecture and eco-friendliness. Constructed using recycled and recyclable materials, the store has a green roof to help preserve biodiversity, good insulation and energy- and water-efficient systems, and makes extensive use of natural light.

DELHAIZE GROUP ANNUAL REPORT 2015 • 29

Mega Image helps fund the producers, and also provides advice about how to best grow these vegetables in sustainable and safe ways.

Delhaize Serbia develops Healthy Lunchboxes (SupeRučak) for children

Delhaize Serbia's Healthy Lunchbox program for children which won support in 2014 from the Group's Sustainability Innovation Fund, was developed together with families over the course of 2015 and introduced at 44 Maxi supermarkets in Belgrade in October 2015. As this was a unique and innovative project, workshops were held with children in schools and parents to understand their needs and to present the project. A field trip to a local supplier's farm was arranged for schoolchildren, who then learned about nutrition and farming and had the opportunity to taste the products at their source. Together with nutritionists and Serbian Olympians, company associates visited a number of schools in Belgrade neighborhoods to teach the children about nutritious meals and the importance of active lifestyles. Nutritionists and food experts developed menus, from which children made the final selection of the food contained in the lunchboxes - called SupeRučak "super lunch". There are five versions of the lunchbox; each serves a sandwich, a drink, and a fruit or dessert, providing energy for active children.


help!

Associates help sort food that is being donated, through Hannaford Helps, to area food programs



Delhaize Serbia's healthy lunchbox program was developed together with families and was introduced at 44 Maxi supermarkets in October.

DRIVE PROFITABLE GROWTH TODAY AND BEYOND

We invest locally. As neighborhoods evolve, we grow by investing in stores to meet the local community's needs.

Hannaford Helps

In September Hannaford announced a new $400 000 investment from the Hannaford Helps program – awarded to more than 20 organizations in five states – that focuses on providing support for at-risk children.

Most of this funding will be used to enable more than 200 low-income children to attend youth-development programs focused on raising their aspirations, giving them new life-skills and helping them fulfil their potential.

The funding will also be used to invest in nutritious food for school pantries and other programs focused on helping needy children who are at risk of going hungry, as well as in providing school supplies. Hannaford donated 20.2 million pounds of rescued food to hunger relief in 2015, and for 2016 has set itself a goal of increasing by 20 percent the amount of meat, produce, bread and other fresh items donated directly from Hannaford stores to community food pantries and meal programs, amounting to 1.5 million meals.

DELHAIZE GROUP'S 2020 SUSTAINABILITY GOALS

OUR 2020 SUPERGOOD (SUSTAINABILITY) GOALS IN THE AREAS OF ZERO WASTE INCLUDE THE FOLLOWING:

- **80% of our waste will be recycled;**
- **100% of stores and warehouses will have food donation programs in place to maximize the amount of surplus food that is donated to food recovery charities;**
- **20% reduction in CO_2 equivalent emissions per m² of sales area (against a 2008 baseline);**
- **Refrigerants will be 80% ozone-friendly and with a reduced average global warming impact.**

OUR SHAREHOLDERS
Since 2012,
Delhaize

DELHAIZE GROUP ANNUAL REPORT 2015 31
OUR SHAREHOLDERS
TRUST US FOR VALUE CREATION
WE PURSUE PROFITABLE SALES GROWTH AND ALLOCATE HUMAN, FINANCIAL, AND NATURAL RESOURCES
EFFECTIVELY TO IMPROVE OUR EFFICIENCY.
We deliver on our commitments to our shareholders, creating value by growing and expanding our business. We exercise discipline in resource allocation and use our scale to reduce costs and ensure profitable and sustainable growth. By doing so, we expect our shares to earn an attractive return for our shareholders. The following pages illustrate how we do this.
PUT CUSTOMERS FIRST
Putting customers first is at the heart of our business and the way we accelerate organic growth, while enhancing our value and corporate reputation. We constantly look for new ways to differentiate ourselves from our competitors and to provide our customers with convenient ways to shop.
Food Lion launches new products and services at three enhanced products and services stores
Separately from re-launching 162 remodeled stores in the Raleigh market, we are testing expanded assortment in three stores to test customer acceptance of expanded products and services.
REVENUES
(IN BILLIONS OF €)
20.6 21.4 24.4
13 14 15
UNDERLYING OPERATING
PROFIT (IN MILLIONS OF €)
789 762 872
13 14 15
The new offerings include:
An expanded selection of organic produce and in-store cut fruit; A full-service meat and seafood department with experienced butchers and seafood experts to help customers with their selections and cooking; An enhanced deli and bakery with specialty meats and cheeses, a salad bar, a chicken wing bar, expanded bakery assortment and in-store seating; An increased selection of organic, natural and gluten-free products throughout the store, along with a local products section of center store items; An expanded selection of craft and local beers as well as increased wine assortment to cater to customer needs, and Enhanced customer conveniences such as fast and easy checkout and carryout services.
These products and services are part of Food Lion’s strategy to continue to deliver an easy, fresh and affordable shopping experience to customers.

32 • STRATEGY


gluten free living
find all your bakery favorites right behind this door!
SUGAR-FREE

We have increased our offerings at Delhaize Group stores of specialty diet products like gluten-free, sugar-free and no-sodium foods.

LEAD LOCALLY

We lead locally by being a leader in our industry and ensuring that the communities where we work benefit from our best-in-industry practices.

Delhaize Belgium named retailer of the year

Delhaize Belgium was selected by Gondola magazine as the Retailer of the Year for 2015. The award, which Gondola announced in November, was given in recognition of Delhaize Belgium's "consistent commercial strategy with new and creative ideas, actions and marketing campaigns" despite the challenging environment for retailers.

Meeting the demand for gluten-free products

With annual growth ranging from 5-30%, Delhaize Group has seen a dramatic increase in the sales of gluten-free products over the past few years. Responding to this trend and to meet the need of customers with celiac disease, Delhaize Belgium introduced a new, gluten-free fresh bread in 2015. In the last year, sales of all gluten-free bread grew 300% at Delhaize Belgium. Providing gluten-free bread at a reasonable price is one way Delhaize Belgium meets the food needs of its customers.

154 000

associates

LEARN TO GROW

We pursue positive sales growth by analyzing external developments, innovating and allocating resources to improve our cost position.

Delhaize Belgium promotes culinary discovery.... adding Swedish products to Delhaize.be

Delhaize Belgium has a long history of offering extensive selections of the best foreign brands. Delhaize Belgium has now added Swedish cuisine to its online store in collaboration with the Swedish government's "Try Swedish" initiative. Since October 2015, Delhaize Belgium's online store has offered an assortment of over 100 Swedish products, including cheese, cured meats, fish, bread, pastries and coffee. This is part of Delhaize Belgium's ongoing efforts to delight customers and provide them with food that is healthy, tasty and inspiring, and has also made Delhaize the first brand in Belgium to launch an exclusive specialist store within its online store.


AB click2shop developed in 2015
Alfa Beta systemically invests in technology, infrastructures and innovative services in order to meet its customers' needs. In 2015, and focusing on the opportunities offered by e-commerce, AB developed its digital store AB click2shop which offers AB customers the opportunity to shop online with ease in a user-friendly environment.

DELHAIZE GROUP ANNUAL REPORT 2015 33
DRIVE PROFITABLE GROWTH TODAY AND BEYOND
Food Lion recognized for energy efficiency
The U.S. Environmental Protection Agency (EPA) recognized Food Lion with a 2015 Energy Star Partner of the Year—Sustained Excellence Award for its continued leadership in protecting the environment through superior energy efficiency achievements. This is the 14th year Food Lion has received the award, making it the only grocer to achieve this honor for so many years consecutively.
Delhaize Serbia invests in SAP solutions to deliver best-in-class technology
In 2015, Delhaize Serbia made significant investment in SAP Retail technology, which helps give customers the products, information, and personalized shopping experiences they expect. As one of only a few retailers in the region that use this technology, Delhaize Serbia is better able to manage its product selection, pricing and promotions in order to continue to provide our customers with the best possible deals.
DOW JONES
SUSTAINABILITY INDEX
IN 2015, DELHAIZE GROUP RECOGNIZED AS A SUSTAINABILITY LEADER BY THE DOW JONES SUSTAINABILITY INDEX (DJSI)
Delhaize Group uses the DJSI for benchmarking our management of the environmental and social aspects of our business. Our investors benefit from this because being a sustainable retailer helps to strengthen our future business performance. The DJSI measures company performance in economic, social, and environmental dimensions. The top ten percent of performers in each sector are selected for the World Index.
“This is an outstanding achievement that reflects our ongoing commitment to be a sustainability leader in all of our markets,” said Frans Muller, Delhaize Group President and CEO. “Our progress over the last year has clearly been recognized by the DJSI assessment. We moved closer to our 2020 sustainability goals, and further embedded sustainable business practices by establishing more specific and more measurable targets that help us improve and build on our sustainability performance,” he said. “We thank all of our associates and business partners for their dedication and support.”

34 • STRATEGY

Shareholder information

DELHAIZE GROUP SHARES TRADE ON NYSE EURONEXT BRUSSELS UNDER THE SYMBOL DELB. AMERICAN DEPOSITARY SHARES (ADS) ARE TRADED ON THE NEW YORK STOCK EXCHANGE UNDER THE SYMBOL DEG.

ADSS ARE EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS (ADRS).

INFORMATION ON DELHAIZE GROUP'S SHARE PRICE CAN BE FOUND ON THE WEBSITES OF DELHAIZE GROUP (WWW.DELHAIZEGROUP.COM), NYSE EURONEXT BRUSSELS (WWW. EURONEXT.COM) AND THE NEW YORK STOCK EXCHANGE (WWW.NYSE.COM). DETAILED INFORMATION ON TRADING ACTIVITY AND SHARE PRICES CAN ALSO BE FOUND IN THE FINANCIAL SECTION OF MANY NEWSPAPERS.

SHARE PRICE EVOLUTION (2015 - IN €)


100
90
80
70
60
50
40
Delhaize Group share (DELB)
EURONEXT 100
J F M A M J J A S O N D

SHARE PRICE EVOLUTION (2015 - IN $)


26
24
22
20
18
16
14
12
Delhaize Group ADR (DEG)
S&P 500
J F M A M J J A S O N D

Share Performance in 2015

On December 31, 2015, the closing price of Delhaize Group's ordinary share on NYSE Euronext Brussels was €89.79, an increase of 48.6% compared to €60.43 a year earlier. During the same period, the Euro Stoxx 50 index increased by 3.6% and the Bel20 index increased by 12.4%. The FTSE Eurofirst 300 Food and Drug Retailers Index increased by 6.4% in 2015. In 2015, Delhaize Group shares traded on NYSE Euronext Brussels at an average closing price of €80.94 and an average daily trading volume of 446 457 shares.

Since April 7, 2014, 4 Delhaize Group ADRs trade for 1 Delhaize Group share (before that, 1 Delhaize Group ADR traded for 1 Delhaize Group share). On December 31, 2015, the closing price of Delhaize Group's ADRs on the New York Stock Exchange was $24.29, 34.1% higher than the closing price on December 31, 2014 ($18.12). In the same period, the S&P 500 index decreased by 0.7%, and the S&P 500 Food and Staples Retailing Index decreased by 3.3%. Over 2015, the average daily trading volume of Delhaize Group ADRs was 131 221.

Equity Indices

On December 31, 2015, Delhaize Group's shares were included in the following major stock indices: BEL20, Euronext 100 and the Dow Jones Sustainability Index (DJSI).

On December 31, 2015, the weight of Delhaize Group shares in the BEL20 index was 8.8%. Delhaize Group shares represented the 5th largest constituent in the index.

On December 31, 2015, the weight of Delhaize Group in the Euronext 100 index was 0.42%. Delhaize Group represented the 68th largest constituent in the index.

Dividend

The dividend policy of Delhaize Group is to pay out approximately 35% of underlying Group share in net profit from continuing operations.

At the Ordinary Shareholders' Meeting to be held on May 26, 2016, the Board of Directors will therefore propose the payment of a gross dividend of €1.80 per share, compared to €1.60 the previous year. After deduction of 27% Belgian withholding tax, this will result in a net dividend of €1.31 per share (€1.20 the prior year).

DELHAIZE GROUP ANNUAL REPORT 2015 35
FINANCIAL CALENDAR
Press release—2016 first quarter results April 27, 2016(1) Shareholders’ record date May 12, 2016 Final date for notifying intent to participate May 20, 2016(1) in the Ordinary Shareholders’ Meeting Ordinary Shareholders’ Meeting May 26, 2016 ADR and ordinary share dividend record date June 1, 2016 Dividend for the financial year 2015 becomes June 2, 2016 payable to owners of ordinary shares Dividend for the financial year 2015 becomes June 7, 2016 payable to ADR holders

(1)	You are kindly invited to listen to the related conference call.

See www.delhaizegroup.com for further details on the conference call and the webcast.
The net dividend of €1.31 per share will be payable to owners of ordinary shares against coupon no. 54. The Delhaize Group shares will start trading ex-coupon on May 31, 2016 (opening of the market). The record date (i.e. the date at which shareholders are entitled to the dividend) is June 1, 2016, (closing of the market) and the payment date is June 2, 2016.
The payment will be made at the registered office of the Company (rue Osseghem / Osseghemstraat 53, 1080 Brussels, Belgium) as well as through all Belgian financial institutions.
For shares held through a share account, the bank or broker will automatically handle the dividend payment.
The payment of the dividend to the ADR holders will be made through Citibank.
Type of Delhaize Group Shares
Delhaize shares can be held in two different forms: dematerialized form or registered shares. Dematerialized shares are shares that can only be represented by entries into an account in the book of a depositary institution. Registered shares are shares that can only be represented by entries into a shareholder register held by the Company. On request, shareholders may convert their shares into another form at their own expense. The ownership of registered shares can be transferred by informing the Company and returning the certificate of record in the shareholder register to the Company.
Information for ADR Holders
ADSs (American Depositary Shares) are traded on the New York Stock Exchange under the symbol DEG. ADSs are evidenced by American Depositary Receipts (ADRs). As from April 7th 2014, 4 ADRs trade for 1 Delhaize Group share. The Delhaize Group ADR program is administrated by:
Citibank Shareholder Services P.O. Box 43077 Providence, RI 02940-3077 U.S.A.
Toll free telephone number for U.S. callers: 1-877-853-2191 International Call Number: 1-781-575-4555 E-mail: citibank@shareholders-online.com Website: www.citi.com/dr Citibank has put in place an International Direct Investment Plan for Delhaize Group, which is a dividend reinvestment and direct purchase plan sponsored and administered by Citibank. The program enables existing holders and first time purchasers the opportunity to make purchases, reinvest dividends, deposit certificates for safekeeping and sell shares. For further information on Citibank’s International Direct Investment Program for Delhaize Group, please visit www.citi.com/dr or contact Citibank Shareholder Services at 1-877-248-4237 (1-877-CITIADR).
Taxation of Dividends of Delhaize Group Shares
It is assumed that, for the application of domestic Belgian tax legislation and the U.S.-Belgian tax treaty, owners of Delhaize Group ADRs are treated the same as owners of Delhaize Group shares and that the ADRs are treated as Delhaize Group shares. However, it must be noted that this assumption has not been confirmed or verified with the Belgian Tax Authorities.
For Belgian income tax purposes, the gross amount of all distributions made by Delhaize Group to its shareholders (other than repayment of paid-up capital in accordance with the Belgian Companies Code) is generally taxed as dividends. Dividends that are attributed or paid on the shares are in principle subject to a 27% Belgian withholding tax.
For non-Belgian residents – individuals and corporations – Belgian withholding tax is retained also at the rate of 27% subject to the reductions or exemptions provided by Belgian tax law or by the tax treaty concluded between Belgium and the country of which the non-Belgian beneficiary of the dividend is a resident. Such withholding tax is normally the final tax in Belgium.
For dividends paid by Delhaize Group to a U.S. holder of ADRs, beneficial owner of the dividends, who is not holding the shares through a permanent establishment in Belgium and is entitled to claim

36 STRATEGY
gross dividend for 2015
benefits under the U.S.- Belgian tax treaty, the withholding tax is reduced from 27% to 15%. If the beneficial owner is a company that owns directly at least 10% of the voting stock of Delhaize Group, a reduced withholding tax rate of 5% is applicable. No withholding tax is however applicable if the beneficial owner of the dividends is (i) a company, resident of the U.S. that has owned directly shares representing at least 10% of the capital of Delhaize Group for a 12-month period ending on the date the dividend is declared, or (ii) a pension fund, resident of the U.S., provided that the dividends are not derived from carrying on a business by the pension fund or through an associated enterprise. Although there are exceptions, in general the full 27% Belgian withholding tax must be withheld by Delhaize Group or the paying agent, and the non-Belgian holder of Delhaize Group shares or ADRs may file a claim for reimbursement for amounts withheld in excess of the treaty rate. The reimbursement claim form (Form 276 Div.- Aut.) can be obtained from the Bureau Central de Taxation Etranger, Boulevard du Jardin Botanique 50 (18th floor P), PO Box 3429, B-1000 Brussels, Belgium (phone: +32 2 576 90 09, fax: +32 2 579 68 42, e-mail: bct.cd.bruxelles.etr@minfin.fed.be). The form should be completed in duplicate and sent to the relevant Tax Office in the residence country of the non-Belgian holder with the request that one copy be appropriately stamped and returned to the sender.
The non-Belgian holder can then obtain reimbursement from the Bureau Central de Taxation, at the same address, upon presentation of the stamped form and a document proving that the dividend has been cashed. The request for reimbursement must be filed with the Bureau Central de Taxation as soon as possible and in any case before the expiry of a period of five years from January 1st of the year in which the withholding tax was paid.
Prospective holders should consult their tax advisors as to whether they qualify for the reduced withholding tax upon attribution or payment of dividends, and as to the procedural requirements for obtaining the reduced withholding tax immediately upon the attribution or payment of the dividends or through the filing of a claim for reimbursement.
Annual Report
This annual report is available in English, French and Dutch. It can be downloaded from Delhaize Group’s website: www.delhaizegroup.com. Delhaize Group is subject to the reporting requirements of the U.S. Securities and Exchange Commission (SEC) governing foreign companies listed in the U.S. An annual report will be filed with the SEC on Form 20-F. The Form 20-F will be available from the SEC’s EDGAR database at www.sec.gov/edgarhp.htm and on the Company’s website.
Consultation of Documents
The public documents concerning Delhaize Group can be consulted at the registered office (rue Osseghem/Osseghemtraat 53, 1080 Brussels—Belgium) or at the Group Support Office (Square Marie Curie 40, 1070 Brussels—Belgium).
In the United States, Delhaize Group is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance with the Exchange Act Delhaize Group files reports and other information with the SEC. The reports and other information Delhaize Group files with the SEC can be inspected at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C., U.S. 20549. You may obtain information on the operation of the SEC’s public reference room by calling the SEC at +1 (800) SEC-0330. Also, the SEC maintains a website at www.sec.gov that contains reports and other information that registrants have filed electronically with the SEC. Delhaize Group makes available free of charge, through the shareholder information section of Delhaize Group’s website (www.delhaizegroup.com), the Company’s reports filed electronically with the SEC pursuant to the Exchange Act as soon as reasonably practicable after the Company electronically files such material with the SEC.
Delhaize Group’s reports and other information can also be inspected and copied at the offices of the New York Stock Exchange, Inc.,
20 Broad Street, New York, NY 10005, U.S.A.
Ordinary Shareholders’ Meeting
The next Ordinary Shareholders’ Meeting will take place on Thursday, May 26, 2016. Detailed information about the Ordinary Shareholders’ Meeting will be published in the Belgian newspapers L’Echo and De Tijd, as well as in the Belgian Official Gazette and on the Company website.

DELHAIZE GROUP ANNUAL REPORT 2015 • 37

	2015	2014	2013	2012	2011[6]	2010[7]	2009[7]	2008[7]	2007[7]	2006[7]	2005[7]
SHARE PRICE (IN €)											
Price: year-end	**89.79**	60.43	43.20	30.25	43.41	55.27	53.62	44.20	60.20	63.15	55.20
average (close)	**80.94**	51.96	44.31	33.33	51.29	57.24	49.26	46.37	67.38	58.14	51.68
highest (intraday)	**95.99**	60.94	53.37	46.91	60.80	67.29	55.00	59.67	75.79	67.00	59.70
lowest (intraday)	**58.90**	41.07	30.41	25.59	40.82	47.69	42.81	32.80	54.5	49.12	45.95
Annual return Delhaize Group share[1]	**50.5%**	42.6%	46.3%	-27.3%	-19.1%	5.3%	23.8%	-26.6%	-4.7%	16.1%	0.70%
Evolution Belgian All Shares Return index	**11.5%**	8.4%	21.8%	17.0%	-12.4%	4.4%	24.6%	-49.2%	-4.0%	+23.5%	+25.1%
DIVIDEND (IN €)											
Gross dividend	**1.80**	1.60	1.56	1.40	1.76	1.72	1.60	1.48	1.44	1.32	1.20
Net dividend	**1.31**	1.20	1.17	1.05	1.32	1.29	1.20	1.11	1.08	0.99	0.90
RATIOS											
Dividend return[2]	**1.5%**	2.0%	2.7%	3.5%	3.0%	2.3%	2.2%	2.5%	1.8%	1.6%	1.6%
Share price/shareholders' equity[3]	**1.51**	1.14	0.87	0.59	0.82	1.11	1.23	1.07	1.66	1.73	1.47
Share price/basic earnings per share	**25.2**	68.7	24.4	28.8	9.2	9.6	10.4	9.4	14.3	17.0	14.2
Share price/diluted earnings per share	**25.4**	69.5	24.5	29.1	9.3	9.7	10.6	9.6	14.9	17.8	14.9
NUMBER OF SHARES											
Annual volume of Delhaize Group shares traded (in millions of €; Euronext Brussels)[3]	**9 176**	5 464	6 184	4 188	3 895	5 216	5 633	6 754	8 141	6 548	3 686
Annual volume of Delhaize Group shares traded (in millions of shares; Euronext Brussel)[4]	**114.3**	106.0	140.5	128.2	74.7	89.3	115.1	146.7	121.9	113.1	71.9
Number of shares (in thousands; year-end)	104 005	102 819	102 450	101 921	101 892	101 555	100 871	100 583	100 281	96 457	94 705
MARKET CAPITALIZATION											
Market capitalization (in millions of €; year-end)	**9 339**	6 213	4 425	3 083	4 423	5 613	5 409	4 446	6 037	6 091	5 228
Enterprise value[5] (in millions of €; year-end)	**10 119**	7 210	5 899	5 155	7 082	7 400	7 472	6 849	8 281	8 726	8 171

(1) Capital gains recorded during the year, including net dividend and reinvestment.
(2) Net dividend divided by share price at year-end.
(3) Calculated using the total number of shares issued at year-end.
(4) Excluding shares traded on the New York Stock Exchange.
(5) Enterprise value = market capitalization plus net debt.
(6) Not adjusted for the reclassification of the banner Bottom Dollar Food and our Bulgarian and Bosnian & Herzegovinian operations to discontinued operations given their (planned) divesture and the impact of the initial application of IFRIC 21.
(7) Not adjusted for the impact mentioned in footnote (6) and in addition: (i) the reclassification of the banners Sweetbay, Harveys and Reid's to discontinued operations given their divestiture and (ii) the initial application of the amendments to IAS 19 and IFRS 11, whereby P.T. Lion Super Indo, LLC is accounted for under the equity method.

38 • PERFORMANCE

Segment overview

AT THE END OF 2015, DELHAIZE GROUP OPERATED COMPANIES IN SEVEN COUNTRIES ON THREE CONTINENTS: NORTH AMERICA, EUROPE AND ASIA. FOR REPORTING PURPOSES THESE COMPANIES HAVE BEEN GROUPED INTO THREE SEGMENTS: THE UNITED STATES; BELGIUM AND SOUTHEASTERN EUROPE (SEE). DELHAIZE GROUP OPERATES A TOTAL OF 3 512 STORES INCLUDING THE 128 STORES OF SUPER INDO IN INDONESIA.

3 512 STORES


1 208
SEE
128
Indonesia
1 288
United States
888
Belgium

153 937 ASSOCIATES


15 302
Belgium
98 566
United States
33 133
SEE
6 936
Indonesia

INDONESIA

Based on a change of IFRS rules in 2013, Super Indo is no longer proportionally consolidated and is accounted for under the equity method (one-line consolidation). Delhaize Group holds a 51% position in Super Indo.



UNITED STATES



SEGMENT PROFILE

With $17.8 billion (€16.0 billion) in revenues and a network of 1 288 stores at the end of 2015, the U.S. is the biggest market for Delhaize Group. Of total Group revenues, 66% came from Food Lion and Hannaford, operating along the east coast, from Maine to Georgia and covering 15 states.

LOCAL BANNERS

FOOD LION

Hannaford

MARKET CONTEXT

In 2015, increased customer confidence driven by a number of positive indicators such as healthy job growth and higher real wages and disposable income was partly offset by continued dynamic competition.

KEY CHALLENGES FOR 2016 AND BEYOND

Increased competition from discounters means that it will be increasingly important to focus on long-term differentiation at both Food Lion and Hannaford.

2015 ACHIEVEMENTS

- Food Lion's strategy: "Easy, Fresh & Affordable... You Can Count on Food Lion Every Day!" supported the banner's positive real sales growth.
- Food Lion completed a $250 million capital investment in 162 stores in the greater Raleigh, N.C., market.
- Hannaford To Go click-and-collect sites were expanded, new meals-to-go offerings were deployed in test markets, and a new small-format prototype opened in North Berwick, Maine.

KEY FIGURES

UNDERLYING OPERATING PROFIT (IN MILLIONS OF €)


501
542
640
13
14
15

REVENUES (IN MILLIONS OF €)


12 536
13 360
16 038
13
14
15

2016 PRIORITIES

- Further focus and deployment of Food Lion "Easy, Fresh & Affordable... You Can Count on Food Lion Every Day!" strategy by remodeling 142 stores in our next market and implementing additional elements of our strategy at our 1 100 stores.
- At Hannaford, focus on differentiation in "fresh" and "service"; expand Hannaford To Go.

DELHAIZE GROUP ANNUAL REPORT 2015 • 39

BELGIUM



Belgium is the Delhaize Group's historical home market. At the end of 2015, Delhaize Group operated a multiformat network of 888 stores in Belgium and the Grand Duchy of Luxembourg. In 2015, Delhaize Belgium's revenues of €5.0 billion accounted for 20% of the Group's total revenues.

In Belgium and the Grand Duchy of Luxembourg, Delhaize continued to operate in a challenging environment in 2015 as economic growth has fallen below expectations with interest rates and inflation continuing to remain low.

Further implementation and roll-out of the Transformation Plan in Belgium.

- Implementation of the Transformation Plan with focus on the roll-out of a new store organization.
- Remodeled and re-opened 15 next generation stores as part of the "Buy well, Eat well" campaign.

UNDERLYING OPERATING PROFIT (IN MILLIONS OF €)


198
118
106
13
14
15

REVENUES (IN MILLIONS OF €)


5 072
4 919
4 983
13
14
15

- Maximize the benefits of Coopernic, Delhaize Group's European buying alliance.
- Continue to implement the measures of the Transformation Plan, with focus on the execution of the new store organization.
- Reinforce our commercial position in our competitive market and intensify our e-commerce initiatives.

SOUTHEASTERN EUROPE



Delhaize Group's Southeastern Europe segment includes the operations in Greece, Romania, and Serbia. This segment generated revenues of €3.4 billion in 2015, 14% of the Group total.

In Southeastern Europe, 2015 was a challenging economic year in Greece and Serbia. In Romania, a largely positive economic environment prevailed.

Difficult economic environment in Greece and Serbia.

- Strong revenue and market share growth in Greece despite a retail sector that continued to be under pressure.
- In Romania, revenue growth was largely driven by continuing store expansion and positive comparable store sales growth.
- In Serbia, despite tough economic conditions, Delhaize Serbia saw both increased profitability and market share.

UNDERLYING OPERATING PROFIT (IN MILLIONS OF €)


130
135
161
13
14
15

REVENUES (IN MILLIONS OF €)


2 985
3 082
3 374
13
14
15

- Further store expansion.
- Comparable store sales growth.
- Maximize the benefits of Coopernic, Delhaize Group's European buying alliance.

40 PERFORMANCE
Financial review
FULL YEAR 2015 INCOME STATEMENT
Revenues
In 2015, Delhaize Group realized revenues of €24.4 billion. This represents an increase of 15.6% and 3.2% at actual and at identical exchange rates, respectively, excluding the 53rd week in the U.S. in 2014. Including the 53rd week in the U.S. in 2014, revenues rose by 14.2% and 1.9% respectively at actual and at identical exchange rates. Organic revenue growth was 3.2%.
In 2015, revenue growth for Delhaize Group was the result of:
Revenue growth of 2.2% in the U.S. in local currency (excluding the 53rd week in 2014), supported by comparable store sales growth of 2.2%; Revenue growth of 1.3% in Belgium as a result of a comparable store sales growth of 0.9% and network expansion; and Revenue growth of 10.2% at identical exchange rates in Southeastern Europe driven by double-digit revenue growth in Romania and solid growth in Greece and Serbia. Comparable store sales growth was 3.5%.
Gross margin
Gross margin was 24.3% of revenues and was stable at identical exchange rates. Gross margin was flat in the U.S., decreased in Belgium as a result of price investments and higher shrink, and increased in Southeastern Europe mainly supported by better supplier terms.
Other operating income
Other operating income was €115 million, a decrease of €4 million compared to last year mainly as a result of lower gains on disposal of assets.
Selling, general and administrative expenses
Selling, general and administrative expenses were 21.2% of revenues. Excluding the 53rd week in the U.S. in 2014, SG&A as a percentage of revenues were 8 basis points lower than last year at identical exchange rates. Each segment decreased SG&A as a percentage of revenues with positive sales leverage in the U.S. and Southeastern Europe and Transformation Plan savings in Belgium partly offset by higher pre-opening expenses at Food Lion due to more stores being relaunched under the ‘Easy, Fresh & Affordable’ initiative.
Other operating expenses
Other operating expenses were €171 million compared to €332 million in prior year. 2015 included mainly €32 million Transformation Plan charges and a €25 million competition fine in Belgium, and €43 million merger related costs, while 2014 included €148 million impairment losses on goodwill and trade names at Delhaize Serbia and €137 million charges in connection with the Transformation Plan in Belgium.
Underlying operating profit
Underlying operating profit increased by 18.2% to €872 million (+4.0% at identical exchange rates) and underlying operating margin was 3.6% of revenues (3.5% last year) excluding the 53rd week in the U.S. in 2014. Including the 53rd week, underlying operating profit increased by 14.4% and 0.7% at actual and identical exchange rates, respectively.
Operating profit
Operating profit stood at €696 million, an increase of 64.5% and 41.2% at actual and identical exchange rates, respectively.
Net financial expenses
Net financial expenses were €236 million compared to €172 million last year as a result of the strengthening of the U.S. dollar and a €40 million one-off charge related to the debt tender transaction in February 2015.
Effective tax rate
In 2015, the effective tax rate on continuing operations was 21.0%, compared to the previous year’s rate of 26.3%. The decrease compared to last year is mainly due to the non-deductible goodwill impairment charge in our Serbian operations in 2014.
Net profit from continuing operations
Net profit from continuing operations was €369 million or €3.59 basic earnings per share. This compares to €189 million net profit from continuing operations or €1.85 basic earnings per share in 2014. Group share in underlying net profit from continuing operations increased by 11.9% from €466 million to €521 million.

DELHAIZE GROUP ANNUAL REPORT 2015 41
Net profit
Group share in net profit amounted to €366 million, an increase of 312.5% at actual exchange rates (+248.5% at identical exchange rates) compared to 2014. Per share, basic earnings were €3.57 (€0.88 in 2014) and diluted net earnings were €3.54 (€0.87 in 2014).
FULL YEAR 2015 CASH FLOW STATEMENT AND BALANCE SHEET
Net cash provided by operating activities
In 2015, net cash provided by operating activities was €1 274 million, an increase of €127 million compared to 2014, mainly as a result of higher EBITDA (€205 million), partly resulting from the higher US dollar, a favorable change in working capital (€166 million) and lower tax payments (€25 million), partially offset by one-time elements (€85 million for the Transformation Plan, €25 million competition fine in Belgium and €32 million merger-related costs).
Free cash flow
As a result of capital expenditures of €774 million (€606 million in 2014) and higher cash provided by operating activities, we generated €646 million free cash flow in 2015 excluding one-time elements
(€586 million in 2014 also excluding one-time elements), or €518 million including one-time elements.
Net debt
Compared to year-end 2014, net debt decreased by €216 million to €781 million mainly as a result of €518 million free cash flow generation which was partially offset by the payment of the dividend in the second quarter and the strengthening of the U.S. dollar.
NON-GAAP MEASURES
In its financial communication, Delhaize Group uses certain measures that have no definition under IFRS or other generally accepted accounting standards (non-GAAP measures). Delhaize Group does not represent these measures as alternative measures to net profit or other financial measures determined in accordance with IFRS. These measures as reported by Delhaize Group might differ from similarly titled measures by other companies. We believe that these measures are important indicators for our business and are widely used by investors, analysts and other parties.
A reconciliation of these measures to IFRS measures can be found in the chapter “Supplementary Information” of the Financial Statements (http://annualreport.delhaizegroup. com). A definition of non-GAAP measures and ratios composed of non-GAAP measures can be found in the glossary. The non-GAAP measures provided in this report have not been audited by the statutory auditor.
Excluding finance leases; principal payments (related premiums and discounts not taken into account) after effect of cross-currency interest rate swaps.

United States
DELHAIZE AMERICA DELIVERS THE HIGHEST CONTRIBUTION TO DELHAIZE GROUP REVENUES WITH 66% OF GROUP REVENUES. THROUGH FOOD LION AND
HANNAFORD, THE COMPANY OPERATES TWO DIFFERENT STORE FORMATS. AT THE END OF 2015, DELHAIZE AMERICA OPERATED 1 288 STORES IN 15 STATES
ALONG THE EAST COAST OF THE UNITED STATES.

DELHAIZE GROUP ANNUAL REPORT 2015 • 43

MARKET

Despite the slow pace of recovery, the U.S. economy is now stronger than it has been for several years. In 2015, increased customer confidence driven by a number of positive indicators such as healthy job growth and higher real wages and disposable income was partly offset by continued dynamic competition. Looking ahead to 2016, concerns about the effects of a global recession on the still-recovering economy could negatively impact consumer spending.

STRATEGY

Against this backdrop of slow recovery, Delhaize America focused its efforts on further differentiating its banners from competition. In 2015, Food Lion had a strong year of performance as the company worked toward increasing sales and customer loyalty by continuing to implement its strategy, "Easy, Fresh & Affordable... You Can Count on Food Lion Every Day!". The company focused on enhancing customer service in the store, updating its assortment across its footprint, and ensuring customers always have fresh products available. In 2015, Hannaford advanced its "full shop" strategy with emphasis on products that are priced right every day, fresh, healthy, local and easy-to-shop.

PERFORMANCE*

For the full year 2015, Delhaize America generated revenues of €16 billion, an increase of 2.2% over 2014 in local currency, supported by comparable store sales growth of 2.2%. In 2015, the U.S. gross margin remained flat at 25.9%. Selling, general and administrative expenses as a percentage of revenues decreased by five basis points. The underlying operating margin increased by four basis points to 4.0%.

Food Lion

To support the implementation of the "Easy, Fresh & Affordable... You Can Count on Food Lion Every Day!" strategy, the company provided additional customer centric training to associates as part of its "Count on Me" culture to ensure customers are at the forefront of our decisions every day. Food Lion also made significant price investments on key items customers buy most often, such as strawberries, boneless chicken breasts, peanut butter and much more. In addition, Food Lion made a $250 million capital investment in 162 stores in the greater Raleigh, North Carolina market, and remodeled the stores for customers, making them easier to shop while also increasing product assortment, including a new natural and organic section. In addition to these efforts, Food Lion also continued to update and refine the assortment in all of its stores, such as Nature's Place poultry, our premium private brand Taste of Inspirations, as well as seasonal produce.

REVENUES


66%
USA
34%
Other segments

98 566
associates

€16.0 B
revenues in 2015



Food Lion Feeds

As part of Food Lion Feeds, whereby Food Lion has pledged to serve 500 million meals to people in need by 2020, Food Lion donated a mobile food pantry, or the equivalent of nearly one million meals, to the local food bank in North Carolina to help deliver fresh food and pantry staples to those who are in need.

*Excluding the 53rd trading week in 2014.

44 • PERFORMANCE


NY
VT
ME
PA
MD
DE
WV
KY
VA
TN
NC
SC
GA
Hannaford
Food Lion

15
states

1 288
stores

KEY FIGURES (as of december 31, 2015)

	FOOD LION	Hannaford
Number of stores	1 100	188
Location	Southeast and Mid-Atlantic	Northeast
Surface in sq feet	24 000	20 000 - 55 000
Number of products	25 000	25 000 - 46 000


your local farmer
Squash
butternut
buttercup
.99¢/lb
Anderson Farm, Dayton, Me

Hannaford local products

With over 6 000 products sourced from local communities, Hannaford puts locally sourced products, like those pictured here, first, whenever possible.

Hannaford

Hannaford drove sales leveraging its brand promise of providing quality fresh foods, great service, dependable value and being part of the local community. Farm Stand merchandising increased visibility and promoted the sale of local products. Hannaford Helps emphasized community involvement and supported a doubling of fresh rescue food [1] contributed to local food banks.

The Hannaford 2020 strategy continued to accelerate growth through enhancement of existing stores, new stores, expanded services and tools to make associates more effective. This included the "Power of You", customer centric training which is delivered to all new Hannaford associates. Additionally, Hannaford To Go click-and-collect sites were expanded, new meals-to-go offerings were deployed in test markets, and a new small-format prototype opened in North Berwick, Maine.

(1) Fresh rescue food is meat, produce, bread and other fresh items that are donated to hunger relief. These items may have cosmetic damage or be approaching their 'best-if-used-by' date.

Belgium
IN 2015, DELHAIZE GROUP GENERATED 20% OF ITS REVENUES IN BELGIUM, WHERE DELHAIZE GROUP OPERATES COMPANY-OPERATED AND AFFILIATED SUPERMARKETS AND PROXIMITY STORES AND IT AIMS TO ACCELERATE ITS ONLINE PRESENCE WITH DELHAIZE.BE.
AT THE END OF 2015, DELHAIZE BELGIUM OPERATED 888 STORES IN BELGIUM AND LUXEMBOURG, A NET INCREASE OF EIGHT STORES COMPARED TO 2014.

46 • PERFORMANCE


RECETTE À
€3
PAR PERSONNE
Boulettes surprise à l'italienne

Eating for three euros

Anyone can eat well on a budget was the focus of a well-received campaign organized by Delhaize Belgium. The campaign featured low cost, tasty food, with each dish costing around three euros. As part of this campaign, Delhaize Belgium also published a special edition of its consumer journal, focusing on health and nutrition. This contained recipes for healthy cooking, an explanation of nutrition labels, as well as information about vegetable-based products, omega 3 products and gluten-free products. More information: https://fr.delhaize.be/recettes-a-3-euros


LA TABLE DE NOËL
FAMILLE DEMAN
BIEN ACHETER,
BIEN FÊTER.

YEAR-END CAMPAIGN AT DELHAIZE BELGIUM CELEBRATES THE CUSTOMER

For many people, year-end celebrations are the perfect time to come together around a festive table, to share and enjoy delicious food. As 2015 came to a close, Delhaize Belgium made their customers the stars of a year-end campaign featuring customers passionate about cooking – and sharing – their holiday recipes.

MARKET

In Belgium and the Grand Duchy of Luxembourg, Delhaize continued to operate in a challenging environment in 2015 as economic growth has fallen below expectations with interest rates continuing to remain low and deflation an increasing risk, especially in retail. In order to respond better to the fierce competition and the economic circumstances, Delhaize Belgium started implementing the measures of the Transformation Plan, on which it reached an agreement with social partners in February 2015. The implementation of the Plan started in April with focus on the gradual roll-out of a new store organization in all company operated stores. At the same time, 2 100 associates left the company on a voluntary basis as agreed in the Transformation Plan.

STRATEGY

In 2015 Delhaize Belgium continued to focus on providing the best products at great value to our customers. As part of the "Buy well, Eat well" campaign, Delhaize remodeled and re-opened 15 next generation stores; we expect the same frequency of renovations to be maintained in the coming years. These stores, which have been well-received by customers, offer fruits and vegetables in bulk, a butcher with an open counter where customers can request custom cuts of meat, and more gluten-free and sugar-free products. In 2015, Delhaize in Luxembourg achieved strong results thanks to an enhanced focus on customer satisfaction and to well-chosen projects that emphasize collaboration with local producers.

PERFORMANCE

Delhaize Belgium posted revenues of €5.0 billion in 2015 compared to €4.9 billion in 2014. This represented an increase of 1.3% compared to 2014, resulting from comparable store sales growth of 0.9% and network growth. Delhaize Belgium's market share decreased from 24.1% in 2014 to 24.0% in 2015.

Supermarkets - Delhaize

With 141 company-operated supermarkets, Delhaize "Le Lion" is the leading supermarket banner of Delhaize Group in both Belgium and Luxembourg. The strengths of Delhaize "Le Lion" are its range of high quality and affordable products, its focus on fresh and broad private brand assortment with both innovative and low price items, and its emphasis on customer service.

Affiliated supermarkets - AD Delhaize

AD Delhaize is a supermarket banner operating stores similar in format to those which are company owned under the Delhaize "Le Lion" banner. The AD stores are owned and run by independent owners. These independently operated stores, 219 in 2015, are on average smaller than the average company operated store.

DELHAIZE GROUP ANNUAL REPORT 2015 • 47


888 stores

REVENUES


20%
Belgium
80%
Other segments

KEY FIGURES (as of december 31, 2015)

	Delhaize	AD Delhaize	Proxy	Shop & Go	Red	Tom & Co
Number of stores	141	219	237	137	13	141
Surface in m²	2 010	1 210	560	150	1 330	470
Number of products	20 000	13 000	8 000	3 000	6 000	6 500

15 302
associates

+8
net new stores

€5.0B
revenues in 2015

Affiliated convenience stores - Proxy and Shop & Go

Proxy is a convenience store format with a focus on fresh products and private label assortment with 237 stores (three of which are company-operated) in Belgium and Luxembourg. The 137 Shop & Go format stores are small and convenience-oriented and are mainly co-located with gas stations. They target customers with high expectations on proximity, convenience, speed and longer operating hours.

Red Market

Red Market discount food stores are concept stores that combine high quality products, private as well as national brands, new technologies, and an ease of shopping with helpful associates and very low prices. There are 13 Red Market stores.

Everything for your pet stores - Tom & Co

Tom & Co is the leading pet food chain in Belgium. The 141 stores sell pet food, pet care products and services, and accessories.



THE BEST IN FRESH

Many of the renovated stores in Belgium include an area where sushi is prepared and sold to our customers - part of our commitment to always provide the best in fresh

Southeastern Europe
IN 2015, DELHAIZE GROUP GENERATED 14% OF ITS REVENUES IN SOUTHEASTERN EUROPE, WHERE IT OPERATES A NUMBER OF COMPANY-OPERATED AND AFFILIATED STORE FORMATS. AT THE END OF 2015, DELHAIZE GROUP OPERATED 1 208 STORES IN
GREECE, SERBIA AND ROMANIA, A NET INCREASE OF 103 FROM DECEMBER 2014.

DELHAIZE GROUP ANNUAL REPORT 2015 49
MARKET
In Southeastern Europe, 2015 continued to be a challenging economic environment, especially in Greece and Serbia, but stabilizing macro indicators could point towards a gradual recovery. In Romania, a largely positive economic environment prevailed.
STRATEGY
Despite the tough economic environment in Greece, Alfa Beta continued to gain market share, largely as a result of expanding the store network. It is the leading food retailer in Greece. In 2015 the focus remained on further store expansion and improving sales growth through targeted price investments and assortment improvements. In Serbia, where the retail sector is slowly consolidating, we saw the continued success of remodeled Maxi supermarkets. Mega Image in Romania achieved strong revenue growth, driven by store expansion (471 stores at the end of 2015 compared to 40 stores in 2008) and is now the leading food retailer in Bucharest. With competition expanding fast and new competitors entering the market, Mega Image aims to defend its market position with continued profitable store expansion and a further improved customer proposition.
PERFORMANCE
For the full year 2015, revenues in Southeastern Europe increased by 9.5% (at actual exchange rates) to €3.4 billion, mainly as a result of expansion in Greece and Romania and 3.5% comparable store sales evolution.
Alfa Beta—Greece
Through a combination of company operated and franchised stores, Alfa Beta (AB) operates a multi-format supermarket store network in Greece. Alfa Beta is known for its large assortment, with an emphasis on fresh and organic products as well as local specialities. AB operates 341 stores and employs 12 700 associates.
Despite a difficult Greek socio-political and economic situation, Alfa Beta opened 36 new stores throughout the year and remained committed to investing in the customer. A highlight was the renovation and re-opening of the flagship AB Ethniki store which offers renewed cheese and produce departments as well as a dedicated wine corner, where customers can taste a variety of different wines.
Mega Image—Romania
In Romania, Delhaize Group operates under the Mega Image and Shop&Go banners. Mega Image operates neighborhood supermarkets mainly concentrated in Bucharest with a focus on convenience, inspiring food, and competitive prices, coupled with variety and a strong fresh offering. In 2015, Mega Image focused on reinforcing its leadership position in Bucharest by continuing its aggressive expansion plan with Shop&Go and Mega Image, through the opening of 71 new stores. At the end of the year there were 471 stores in Romania, up from 410 in 2014.
In April 2015 Mega Image in Romania opened the first Gusturi romanesti store. The store offers a large variety of quality, Romanian products, made using traditional or authentic recipes, specific to various regions of the country.
As well as renewed cheese and produce departments, the renovated AB Ethniki store offers a dedicated wine corner where customers can taste a variety of different wines increase in revenues
REVENUES
14%
SEE
86%
Other segments

50 • PERFORMANCE

Greece
Romania
Serbia




PROIZVODI OD VOĆA
MAXI NE DA PRAZNIKE SE

Customer centricity at Delhaize Serbia's Maxi supermarkets

MAXI's "bee" campaign was designed to highlight Maxi promotions, informing customers about ongoing discounts. Following the campaign's roll-out in-store, on TV, on the internet and across social media in early 2015, focus group discussions show that Maxi customers find the campaign "very useful" and customers follow the bee's suggestions, largely because they help them save money.

Delhaize Serbia

Operating 396 stores, of which 181 are Maxi supermarkets, Delhaize Group is the leading food retailer in Serbia. Delhaize Serbia also operates under the Tempo and Shop&Go brands. In a challenging but stabilizing market environment in 2015, Delhaize Serbia focused on implementing the new commercial strategy rolled out in 2014 which was designed to better serve customers and simplify the organization. More than 9 000 associates received training in "Count on Me!" customer centric training adapted from Food Lion. Measuring customer centricity and using these measurements to drive further improvements in the customer offer was also a focus at Delhaize Serbia in 2015. As a result of increased operational efficiency, resulting from the new strategy's focus on simplifying the customer offering as well as the continued success of remodelled and newly opened Maxi stores, Delhaize Serbia drove both increased profitability and market share in 2015.

KEY FIGURES (as of December 31, 2015)

	SERBIA				ROMANIA	
	Shop & Go	Maxi	Tempo	Tempo express	Mega Image	Shop & Go
Number of stores	189	181	12	14	218	253
Surface in m²	130	580	4 200	790	540	100
Number of products	2 500	7 100	22 400	4 800	8 100	2 300

	GREECE				
	AB Vassilopoulos	AB city	AB Food Market	Shop & Go	ENA
Number of stores	233	19	65	12	12
Surface in m²	1 100	450	390	100	1 900
Number of products	14 300	3 900	7 400	2 200	9 200

DELHAIZE GROUP ANNUAL REPORT 2015 51
Indonesia
INDONESIA—SUPER INDO
Delhaize Group operates in Indonesia through a 51% stake in Super Indo. With more than 245 million people, Indonesia is the largest economy in Southeast Asia. The growth of the middle class in Indonesia is having a positive effect on Super Indo stores which in 2015 saw comparable store sales growth of 8.7% and total sales growth of 11.9%. A continued focus on store expansion while simultaneously enhancing the fresh offering drove growth in 2015. Additionally, Super Indo was able to enhance its gross margin, which delivered significantly higher profit from operations.
KEY FIGURES (as of December 31, 2015)
INDONESIA
Number of stores 128
Surface in m2 1 100
Number of products 11 000
stores
increase in revenues
Improving the customer experience at Super
Indo
In 2015, one way Super Indo showed its ongoing commitment to providing the best shopping experience for customers was by updating systems and infrastructure in the company’s distribution center (DC). In order to improve the timely transfer of products from suppliers to the DC to customers in stores, Super Indo updated the distribution center’s information technology system and invested in a new fleet of trucks to support the distribution process. In addition, the space available in the DC was expanded to accommodate growing day-to-day operations. Though such enhancements may be largely invisible to the customer, they improve the customers overall shopping experience by ensuring that the products they want are available when they want them.

52 GOVERNANCE
Corporate governance
BOARD OF DIRECTORS (AS OF DECEMBER 31, 2015)
THE BOARD OF DIRECTORS OF DELHAIZE GROUP SA/NV (“DELHAIZE GROUP”) AND ITS MANAGEMENT ARE COMMITTED TO SERVING THE INTERESTS OF ITS SHAREHOLDERS AND OTHER KEY STAKEHOLDERS WITH THE HIGHEST STANDARDS OF RESPONSIBILITY, INTEGRITY AND COMPLIANCE WITH APPLICABLE LAWS AND REGULATIONS. DELHAIZE GROUP STRIVES TO CONTINUALLY EARN INVESTOR CONFIDENCE BY BEING A LEADER IN GOOD CORPORATE GOVERNANCE, FOSTERING A CULTURE OF PERFORMANCE AND ACCOUNTABILITY, COMPLYING WITH THE LAW AND PROVIDING STAKEHOLDERS WITH TRANSPARENT COMMUNICATIONS ABOUT ITS STRATEGY AND PERFORMANCE. UPHOLDING THIS COMMITMENT IS IN LINE WITH OUR HIGH ETHICAL STANDARDS AND IS IMPORTANT FOR OUR CONTINUED SUCCESS.
1. MATS JANSSON (1951)
Chairman since 2012 Director since 2011
Board Member of TeliaSonera
Member of JP Morgan European Advisory Council Former President of ICA Detaljhandel and Deputy CEO and Chairman of the Group Former CEO of Catena/Bilia, Karl Fazor Oy, Axfood Former President and CEO of Axel Johnson AB and SAS
Former Board member of Axfood, Mekonomen, Swedish Match, Hufvudstaden and Danske Bank Studies in Economics and Sociology from the University of Orebro, Sweden
2. CLAIRE H. BABROWSKI (1957)
Director since 2006
Board member of Pier 1 Imports Former EVP and COO of Toys’R’Us Former COO and CEO of RadioShack
Former Senior EVP and Chief Restaurant Operations Officer of McDonald’s Corp.
MBA from the Keenan Flagler Business School at the University of North Carolina
3. SHARI L. BALLARD (1966)
Director since 2012
President, U.S. Retail & Chief Human Resources Officer Best Buy Co., Inc.
Bachelors Degree in Social Work from the University of Flint – Michigan, U.S.
4. PATRICK DE MAESENEIRE (1957)
Director since 2015 CEO of Jacobs Holding AG Vice Chairman of Barry Callebaut Former CEO of Adecco
Master in commercial engineering at the Solvay Business School of Brussels University (VUB), Belgium, special license in marketing management at the Vlerick Leuven Gent Management School, Belgium and postgraduate degrees in business management at the London Business School, UK and INSEAD, Fontainebleau, France
5. JACQUES DE VAUCLEROY (1961)
Director since 2005
Member of the AXA Management Committee, CEO for the Northern, Central and Eastern Europe business Unit. CEO AXA Life & Saving and Health business line.
Former Member Executive Board ING Group and CEO of ING Insurance Europe Degree in Law from Catholic University of Louvain (UCL), Belgium and Master of Business Law from Vrije Universiteit van Brussel (VUB), Belgium
6. ELIZABETH DOHERTY (1957)
Director since 2013
Board Member of Nokia, Dunelm PLC and Corbion Former Board Member of Brambles Industries, Reckitt Benckiser and SABMiller Former CFO of Reckitt Benckiser and Brambles Industries Bachelor of Science in Liberal Studies in Science (Physics) from the University of Manchester, UK
7. DOMINIQUE LEROY (1964)
Director since 2015
CEO and Board member of Proximus Board member of Lotus Bakeries
Former managing director of Unilever Benelux Degree in Business Engineering from the Solvay Business School of Brussels University (ULB), Belgium
8. WILLIAM G. MCEWAN (1956)
Director since 2011
Former President and CEO of Sobeys Inc.
Former Board Member of Empire Company and of The Consumer Goods Forum Former President and CEO of the U.S. Atlantic Region of The Great Atlantic and Pacific Tea Company

DELHAIZE GROUP ANNUAL REPORT 2015 53
9. JACK L. STAHL (1953)
Director since 2008
Board member of Coty, Inc. and Catalent Inc. Member of CVC Capital Board of Advisors Former President and CEO of Revlon Former President and COO of The Coca-Cola Company Former CFO of The Coca-Cola Company Former Group President of Coca-Cola North America Former Board member of Dr Pepper Snapple Group, Schering-Plough and Saks, Inc. Board member of the Boys and Girls Clubs of America MBA from the Wharton Business School of the University of Pennsylvania, U.S.
10. JOHNNY THIJS (1952)
Director since 2014
Chairman of the Board of Spadel and Recticel Board member of USG People Former CEO of Bpost Commercial Sciences Degree at the College of Economic Sciences of the University of Limburg, Belgium
11. LUC VANSTEENKISTE (1947)
Director since 2005 President of Sioen
Board member of Smartphoto Group and Scheerders van Kerchove United Company Chairman of the Board of EuropeanIssuers Former Vice Chairman and former CEO of Recticel Former Chairman of the Board of Spector Photo Group and Telindus Group Former Chairman of Federation of Belgian Companies Former member of the Corporate Governance Commission Master in civil engineering from the Katholieke Universiteit Leuven (KUL), Belgium
1 5 9
2 6 10
3 7 11
4 8

54 GOVERNANCE
EXECUTIVE COMMITEE (AS OF DECEMBER 31, 2015)
12. FRANS MULLER (1961)
President and CEO of Delhaize Group
Board member of the Food Marketing Institute Board member of the Consumer Goods Forum Master of Business Economics from Erasmus University, Rotterdam, The Netherlands Joined Delhaize Group in 2013
13. PIERRE BOUCHUT (1955)
EVP and CFO of Delhaize Group Board member of Hammerson Graduate of HEC, Paris, France
Master in Applied Economics from Paris Dauphine University, France Joined Delhaize Group in 2012
14. KOSTAS MACHERAS (1953)
EVP of Delhaize Group and CEO of Southeastern Europe Bachelor of Arts (Economics) from Piraeus University, Greece Master of Business Administration from the Roosevelt University of Chicago, Chicago, Illinois, U.S.
Joined Delhaize Group in 1997
15. MARC CROONEN (1961)
EVP and CHRO Delhaize Group
Master in psychology of organization and work from the Katholieke Universiteit Leuven (KUL) Belgium Joined Delhaize Group in 2014
16. KEVIN HOLT (1958)
EVP and CEO Delhaize America
Bachelor’s degree in business economics from Ferris State University in Big Rapids, Michigan, U.S. Joined Delhaize Group in 2014
12
13 15
14 16
The following former Directors and Executives have been granted an honorary title in gratitude for their contribution to Delhaize Group:
Honorary Chairman and Chief Executive Officer: Chevalier Beckers and Baron de Vaucleroy Honorary Chairman and Director: Mr. Frans Vreys, Count Georges Jacobs de Hagen Honorary Directors: Mr. Jacques Boël, Mr. Roger Boin, Baron de Cooman d’Herlinckhove, Mr. William G. Ferguson and Mr. Robert J. Murray Honorary President and Chief Executive Officer: Pierre-Olivier Beckers-Vieujant Honorary General Secretary and Member of the Executive Committee: Mr. Jean-Claude Coppieters ‘t Wallant Honorary Members of the Executive Committee: Mr. Pierre Malevez, Mr. Arthur Goethals, Mr. Renaud Cogels and Mr. Michel Eeckhout Honorary Secretary of the Executive Committee: Mr. Pierre Dumont

DELHAIZE GROUP ANNUAL REPORT 2015 55
DELHAIZE GROUP CORPORATE GOVERNANCE CHARTER
Delhaize Group, a Belgian public company (“société anonyme”/“naamloze vennootschap”) follows the corporate governance principles described in the 2009 Belgian Code on Corporate Governance (the “Belgian Governance Code”), which the Company adopted as its reference code in 2009. The Belgian Governance Code is available at: www.corporategovernancecommittee.be.
In accordance with the recommendations and guidelines described in the Belgian Governance Code, the corporate governance frame-work of the Company is outlined in Delhaize Group’s Corporate Governance Charter (the “Charter”).
The Board of Directors reviews and updates the Charter from time to time to reflect changes in the Company’s corporate governance framework. The current version of the Charter is available on the Company’s website at: www. delhaizegroup.com under the “Corporate Governance” tab. The Charter includes the Terms of Reference of the Board of Directors, the Terms of Reference of each Committee of the Board, the Terms of Reference of Executive Management, the Remuneration Policy, and the Related Party Transactions Policy. The Company’s Articles of Association and the Charter, together with the policies attached as exhibits thereto, and applicable Belgian law, including the Belgian and U.S. securities exchange rules to which the Company is subject, govern the manner in which the Company operates.
As recommended by the Belgian Governance Code, this Corporate Governance Statement focuses on factual information relating to the Company’s corporate governance, including changes and other events that occurred in 2015 that impact the Company’s corporate governance framework.
THE BOARD OF DIRECTORS
Mission of the Board of Directors
The Board of Directors of Delhaize Group (the “Board”), as the
Company’s ultimate decision-making body, is entrusted with all powers that are not reserved by law to the Shareholders’ Meeting. The Board is responsible for the Company’s strategy, for succession planning, and for providing direction and oversight to Executive Management who are responsible for operating the Company. The Board is committed to creating shareholder value by pursuing sustainable, profitable growth based on the contributions of the Company’s associates, its global network of suppliers, and the continued loyalty of customers and the communities where it operates.
Composition of the Board of Directors
On December 31, 2015, the Board of Directors of Delhaize Group consisted of 11 directors and included three standing Committees: the Audit & Finance Committee, the Governance & Nomination Committee and the Remuneration Committee. As indicated in the Terms of Reference of the Board of Directors, the Board periodically reviews its membership criteria and considers these criteria in the context of the current and future composition of the Board and its committees. This assessment is made on the basis of a director or director-candidate’s knowledge, experience, independence, integrity, diversity, and relevant skills as well as his or her willingness to devote adequate time to Board duties.
The Governance & Nomination Committee has given particular attention to the composition of the Board of Directors, including director independence requirements, the ongoing need for financial and remuneration expertise and other qualification criteria, such as gender diversity (discussed below).
On December 31, 2015, a majority of the Board, of the Governance & Nomination Committee, and of the Remuneration Committee, and all members of the Audit & Finance Committee were “independent” as such term is defined under the Belgian Companies Code (the “Companies Code”), the Belgian Governance Code, and the New York Stock Exchange Listing Manual (“NYSE Rules”). In addition, at least one member of the Board and the Audit & Finance Committee must be an “audit committee financial expert” as defined by U.S. federal securities laws, and all Audit
& Finance Committee members must be financially literate. In addition, the Companies Code requires that at least one member of the Audit & Finance Committee must be competent in accounting and audit matters. With respect to the Remuneration Committee, the Companies Code requires that members have remuneration expertise.
In 2015, the Board considered its director qualification criteria in the context of the expiration of the mandate of five of its directors as well as the recruitment of two new members to the Board of Directors.
A recent Belgian law requires that boards of directors take gender diversity into account, and by the beginning of the financial year starting on January 1, 2017, that at least one-third of their members is of another gender than the other members of the Board of Directors. As of December 31, 2015, the Delhaize Group Board of Directors was comprised of 11 members, of whom four were women and seven were men. Ms. Claire H. Babrowski has been a member of the Company’s Board of Directors since May 2006, Ms. Shari L. Ballard since May 2012, Ms. Elizabeth Doherty since May 2013, and Ms. Dominique Leroy since May 2015. The Board of Directors is committed to gender diversity because it is convinced that diversity strengthens the Board’s deliberative process and decisions.
Assessments of Board, Committee and Individual Director Performance
The Board annually evaluates its overall performance, the performance of its committees, and its members.
The purpose of these assessments is to enhance the overall effectiveness of the Board. In the Board’s view, this is best accomplished by the establishment of a confidential assessment process, approved by the Board. The results of the Board and Committee assessments are discussed with the full Board. Individual director assessments are shared only with the Chairman of the Board who meets with each director to discuss his or her performance.
In connection with the process for nominating directors to stand for election by shareholders at the annual meeting, each director is assessed in relation to the director qualification criteria. If, at any time, the Board determines that an individual director is not meeting the established performance standards or no longer satisfies the director qualification criteria and independence standards, or his or her actions reflect poorly upon the Board and the Company, the Board may request the resignation of such director. Pursuant to the Companies Code and the Company’s Articles of Association, directors may be removed from office at any time by a majority vote at any meeting of shareholders.

56 • GOVERNANCE

NAME (Year of Birth)	POSITION	DIRECTOR SINCE	TERM EXPIRES	MEMBER OF AUDIT & FINANCE COMMITTE	MEMBER OF GOVERNANCE & NOMINATION COMMITTEE	MEMBER OF THE REMUNERATION COMMITTEE
Mats Jansson (1951)	Chairman[1]	May 2011	2018		X	
Shari L. Ballard (1966)	Director[1]	May 2012	2019			X
Claire H. Babrowski (1957)	Director[1]	May 2006	2016	X	X	
Pierre-Olivier Beckers-Vieujant (1960) (mandate expired on May 28, 2015)	Director	May 1995	2015			
Patrick De Maeseneire (1959)	Director[1]	May 2015	2019	X		
Elizabeth Doherty (1957)	Director[1]	May 2013	2016	X		
Jacques de Vaucleroy (1961)	Director[1]	May 2005	2018		Chair	X
Dominique Leroy (1964)	Director[1]	May 2015	2019		X	
William G. McEwan (1956)	Director[1]	May 2011	2018			Chair
Didier Smits (1962) (mandate expired on May 28, 2015)	Director	May 1996	2015			
Jack L. Stahl (1953)	Director[1]	August 2008	2018	Chair		
Johnny Thijs (1951)	Director[1]	May 2014	2017			X
Luc Vansteenkiste (1947)	Director[1]	May 2005	2018	X[2]	X	

(1) Independent director under the Companies Code, the Belgian Code on Corporate Governance and the NYSE rules.
(2) Until May 28, 2015

Mr. Jacques de Vaucleroy and Mr. Luc Vansteenkiste ceased to be independent in May 2015 as indicated in the first paragraph of the section "Independence of Directors".

Activity Report of the Board in 2015

In 2015, the Board of Directors met thirteen times (eight regularly scheduled meetings and five special meetings). All directors were present at those meetings with the following exceptions: Ms. Claire Babrowski, Ms. Shari Ballard, Ms. Dominique Leroy, Mr. Pierre-Olivier Beckers-Vieujant, Mr. Jacques de Vaucleroy and Mr. Johnny Thijs were each excused at one meeting.

In 2015, the Board's activities included, among others:

- Regular sessions with the CEO without other members of management;
- An annual strategic session on key strategic issues;
- Review of the Company's enterprise risk management report;
- Succession planning for the role of CEO and other members of Executive Committee;
- Review of the Company's financial performance compared to the approved 2015 budget, and review of the 2016 annual budget and the three-year financial plan;
- Regular business reviews;
- Review and approval of quarterly, half-yearly and annual financial statements, including proposed allocation of profits and dividend proposal, the consolidated financial statements, the Board report on the annual accounts and the consolidated financial statements, and the annual report;
- Approval of revenues and earnings press releases;
- Approval of the publication of the Sustainability Progress Report for the year 2014;
- Nomination of director, nomination of directors for renewal of their directors' mandate and assessment of their independence;
- Decision to enter into a merger agreement with Koninklijke Ahold N.V. ("Ahold"), approval of the common draft terms of the cross-border merger and approval of a bondholder consent solicitation process;
- Approval of the proposal to proceed with a collective dismissal at Delhaize Belgium and to end company-operated activities of certain stores operated by Delhaize Belgium;
- Review of IT matters;
- Review and decision on possible acquisitions and divestitures;
- Review of Board policies and approval of the revised Guide for Ethical Business Conduct;
- Regular review and update on treasury matters;
- Reports of Committee Chairmen and decisions on Committee recommendations;
- Call and adoption of the agenda of the Ordinary Shareholders' Meeting.

Nomination and Tenure of Directors

Under Belgian law, directors are elected by majority vote at the Ordinary Shareholders' Meeting for a term of up to six years. Pursuant to Belgian law, a director is not independent if such person is elected to more than three successive terms or serves more than twelve years as a director.

In August 2014, the Board of Directors established a four year term for the mandates of independent directors. This would permit a non-executive director who is otherwise independent to serve a total of twelve years before such director would no longer be considered independent under Belgian law. The term of mandates for directors who are not considered independent by the Board of Directors at the time of their election has been set by the Board at three years. Unless otherwise

DELHAIZE GROUP ANNUAL REPORT 2015 57
decided by the Board, a person who may be considered for election to the Board and who will turn age 72 during his or her next mandate may instead be elected to a term that would expire at the Ordinary Shareholders’ Meeting occurring in the year in which such director turns 72.
At the Ordinary Shareholders’ Meeting held on May 28, 2015, Ms. Dominique Leroy and Mr. Patrick De Maeseneire were appointed as directors for a term of four years. The mandate of Ms. Shari Ballard was renewed for a term of four years and the mandates of Mr. Jacques de Vaucleroy and Mr. Luc Vansteenkiste were renewed each for a term of three years. Messrs. Beckers and Smits decided not to stand for renewal of their mandate at the Ordinary Shareholders’ Meeting on May 28, 2015. Ms. Babrowski and Ms. Doherty have informed the Board that they will not stand for renewal when their mandates expire at the Ordinary Shareholders’ Meeting to be held on May 26, 2016.
Independence of Directors
In March 2016, the Board of Directors considered all criteria applicable to the assessment of independence of directors under the Companies Code, the Belgian Governance Code and the rules set forth in the NYSE Rules. Based on the information provided by all directors regarding their relationships with Delhaize Group, the Board of Directors determined that all directors, with the exception of Mr. Jacques de Vaucleroy and Mr. Luc Vansteenkiste, are independent under the criteria of the Companies Code, the Belgian Governance Code and the NYSE rules.
Messrs. Jacques de Vaucleroy and Luc Vansteenkiste are not independent under the criteria of the Companies Code (effective May 2015) because they have served on the Board of Directors as non-executive directors for more than three consecutive terms.
Based on the determinations made at the Ordinary Shareholders’ Meeting of 2012, 2013, 2014 and 2015, the shareholders have determined that all current directors are independent under the criteria of the Companies Code, with the exception of the directors mentioned above. Such determinations have been made upon a director’s election or re-election to the Delhaize Group Board of Directors at an Ordinary Shareholders’ Meeting.
Committees of the Board of Directors
The Board of Directors has three standing committees: (i) the
Governance & Nomination Committee, (ii) the Remuneration Committee, and (iii) the Audit & Finance Committee. The table on page 56 provides an overview of the membership of the standing committees of the Board of Directors. The committees annually review their Terms of Reference and recommend any proposed changes to the Board of Directors for approval.
The Terms of Reference for the three Board committees, and their respective specific responsibilities, are attached as Exhibits to the Corporate Governance Charter and can be found on the Company’s website at www.delhaizegroup.com under the Corporate Governance tab.
Governance & Nomination Committee
The Governance & Nomination Committee (the “GNC”), was established by the Board of Directors to assist it in all matters related to succession planning for directors and the Chief Executive Officer of the Company, in addition to monitoring compliance with governance rules and regulations. It is responsible for making recommendations to the Board for its consideration and approval on these and related topics.
On December 31, 2015, the GNC was composed solely of non-executive directors, and a majority of the members of the GNC were independent in accordance with the Companies Code, the Belgian Governance Code, and the NYSE rules.
The members of the GNC are appointed by the Board on the recommendation of the Chairman of the Board and other members of the GNC (without participating in consideration of their own appointment). The GNC and the Board of Directors adequately considered the competence and the skills of the members of the GNC on an individual as well as on a collective basis and considered that such members met all the required competencies and skills to exercise the functions pertaining to the GNC.
The composition of the GNC in 2015 can be found in the table on page 56. In 2015, the GNC met five times. All GNC members attended all meetings, with the exception of Ms. Dominique Leroy, who was excused at one meeting.
The activities of the GNC in 2015 included, among others:
Review of director nominations;
Review of director mandates, independence and qualifications; Review of Board governance and policies; Review of the Corporate Governance Charter and of the corporate governance matters in the Company’s annual report; Review of the Committee Terms of Reference.
Audit & Finance Committee
The Audit & Finance Committee (the “AFC”) was established by the Board of Directors to assist it in monitoring the integrity of the financial statements of the Company, the Company’s compliance with legal and regulatory requirements, the Statutory Auditor’s qualification and independence, the performance of the Company’s internal audit function and Statutory Auditor, the Company’s internal controls and risk management, and the areas of corporate finance, treasury and tax activities, including the financial impact of significant transactions proposed by the Company management.
On December 31, 2015, the AFC was composed solely of independent directors, who are qualified to serve on such committee pursuant to the Companies Code, the Belgian Governance Code, the SEC rules and the NYSE rules.
The members of the AFC are appointed by the Board on the recommendation of the GNC. The GNC and the Board of Directors adequately considered the competence and the skills of the members of the AFC on an individual as well as on a collective basis and considered that such members met all the required competencies and skills to exercise the functions pertaining to the AFC.
In 2015, the Board of Directors determined that Ms. Claire H. Babrowski, Ms. Elizabeth Doherty, Mr. Jack L. Stahl and Mr. Luc Vansteenkiste (until his step-down as member of the AFC on May 28, 2015) were “audit committee financial experts” as defined under applicable U.S. law. All members of the AFC are considered to be experts in accounting and auditing for Belgian law purposes.

58 GOVERNANCE
The composition of the AFC can be found in the table on page 56. In 2015, the AFC met six times. All members of the AFC attended all of those meetings, with the exception of Ms. Elizabeth Doherty, who was excused at one meeting.
The activities of the AFC in 2015 included, among others:
Review of financial statements and related revenues and earnings press releases; Review of the effect of regulatory and accounting initiatives and any off-balance sheet structures on the financial statements; Review of changes, as applicable, in accounting principles and valuation rules; Review of the Internal Audit Plan; Review of major financial risk exposures and the steps taken by management to monitor, control and disclose such exposures; Review of Management’s Representation Letter; Review of reports concerning the policy on complaints (SOX 301 Reports Policy/I-Share line); Review of SOX 404 compliance plan for the year 2014; Review of reports provided by the General Counsel; Review and evaluation of the lead partner of the independent auditor; Holding closed sessions (without the presence of management) with the independent external auditor and the Company’s Chief Internal Audit Officer; Review and approval of the Policy for Audit Committee Pre-Approval of Independent Auditor Services (as described below); Review of required communications from the independent auditor; Review and approval of the Statutory Auditor’s global audit plan for 2015; Supervision of the performance of external auditor and supervision of internal audit function; Review of the Committee Terms of Reference; Review of Finance and Treasury Updates.
Remuneration Committee
The Remuneration Committee was established by the Board of Directors to (i) recommend to the Board the compensation of the members of Executive Management, which consists of the Chief Executive Officer and other members of the Company’s Executive Committee; (ii) recommend to the Board any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for the Company’s associates; (iii) evaluate the performance of the Executive Management; and (iv) advise the Board on other compensation issues.
On December 31, 2015, the Remuneration Committee was composed solely of non-executive directors, and a majority of the members of the Remuneration Committee were independent pursuant to the Companies Code, the Belgian Governance Code, the SEC rules and the NYSE rules. The members of the Remuneration Committee are appointed by the Board on the recommendation of the GNC. The GNC and the Board of Directors adequately considered the competence and the skills of the members of the Remuneration Committee on an individual as well as on a collective basis and considered that such members met all the required competencies and skills to exercise the functions pertaining to the Remuneration Committee.
The composition of the Remuneration Committee can be found in the table on page 56.
In 2015, the Remuneration Committee met ten times. All members of the Remuneration Committee attended all of those meetings, with the exception of Ms. Shari Ballard, who was excused at one meeting. The activities of the Remuneration Committee in 2015 included, among others:
Review of senior management compensation structure, including short and long-term incentive components; Evaluation of the CEO and other Executive Committee member performance; CEO and Executive Committee succession planning; Review of the Remuneration Policy; Review and approval of the Company’s Remuneration Report; Review of senior management performance and compensation, including short and long-term incentive awards; Review of variable remuneration for other levels of management in the aggregate; Review of compliance with senior management share ownership guidelines; Review of directors’ compensation; Review of compensation matters in connection with the planned merger with Ahold.
Review of the Committee Terms of Reference.
INDEPENDENT EXTERNAL AUDIT
The external audit of Delhaize Group is conducted by Deloitte Reviseurs d’Entreprises / Bedrijfsrevisoren, Registered Auditors (the “Statutory Auditor”) until the Ordinary Shareholders’ Meeting in 2017. The Statutory Auditor is represented by Mr. Eric Nys, beginning with the Company’s 2015 fiscal year.
Certification of Accounts 2015
In 2016, the Statutory Auditor has certified that the statutory annual accounts and the consolidated annual accounts of the Company, prepared in accordance with legal and regulatory requirements applicable in Belgium, for the year ended December 31, 2015, give a true and fair view of its assets, financial situation and results of operations. The Audit & Finance Committee reviewed and discussed the results of the audits of these accounts with the Statutory Auditor.
Statutory Audit Fees
Since the Company has securities registered with the SEC, the Company is required to provide a management report to the SEC regarding the effectiveness of its internal controls, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act (see “Risk Management and Internal Controls – Financial Reporting” below). In addition, the Statutory Auditor must provide its assessment of the effectiveness of the Company’s internal controls over financial reporting. The fees related to this work represent a part of the Statutory Auditor’s fees for the “Statutory audit of Delhaize Group,” the

DELHAIZE GROUP ANNUAL REPORT 2015 59
“Statutory audit of subsidiaries of Delhaize Group” and the “Legal audit of the consolidated financial statements” in 2015. The Audit & Finance Committee has monitored the independence of the Statutory Auditor under the Audit Committee’s pre-approval policy, setting forth strict procedures for the approval of non-audit services performed by the Statutory Auditor.
The following table sets forth the fees of the Statutory Auditor and its associated companies relating to its services with respect to fiscal year 2015 rendered to Delhaize Group and its subsidiaries.
STATUTORY AUDITOR FEES 2015
(in €)
a. Statutory audit of Delhaize Group(1) 509 200
b. Legal audit of the consolidated financial statements 264 384
Subtotal a,b: Fees as approved by the shareholders at 773 584 the Ordinary General Meeting
c. Statutory audit of subsidiaries of Delhaize Group 2 141 450
Subtotal a,b,c: Statutory audit of the Group and 2 915 034
subsidiaries
d. Audit of the 20-F (Annual Report filed with U.S. Securities 42 600 and Exchange Commission)
e. Other legally required services 8 900
Subtotal d, e 51 500
f. Consultation and other non-routine audit services 297 040
g. Tax services 202 078
h. Other services 568 468
Subtotal f, g, h 1 067 586
TOTAL 4 034 120
(1) Includes fees for limited reviews of quarterly and half-yearly financial information.
ADDITIONAL GOVERNANCE MATTERS
Executive Committee
The members of the Executive Committee are appointed by the Board of Directors, and the composition of the Executive Committee can be found on page 54 of this report. The CEO is in charge of the daily management of the Company with the assistance of the Executive Committee. The CEO is the president of the Executive Committee, and its members assist the CEO in preparing recommendations to the Board on strategic, financial and operational matters for which Board approval is required.
Under Belgian law, a board of directors has the power to formally delegate under certain conditions its management authority to a management committee (“comité de direction” / “directiecomité”). The Board has not made such a delegation to the Executive Committee. The Board approved the Terms of Reference of Executive Management which are attached as Exhibit E to the Company’s Corporate Governance Charter.
Related Party Transactions Policy
As recommended under the Belgian Governance Code, the Board has adopted a Related Party Transactions Policy containing requirements applicable to the members of the Board of Directors and to members of senior management. It has also adopted a Conflicts of Interest Policy applicable to all associates and the Board.
The Company’s Related Party Transactions Policy is attached as Exhibit G to the Company’s Corporate Governance Charter. The Conflict of Interest Policy is attached as Appendix B to the Terms of Reference of the Executive Committee that can be found in the Company’s Corporate Governance Charter. All members of the Board of Directors and members of senior management completed a Related Party Transaction Questionnaire in 2015 for internal control purposes. Further Information on Related Party Transactions, as defined under International Financial Reporting Standards, can be found in Note 32 to the Financial Statements.
Insider Trading and Market Manipulation Policy
The Board has adopted a Policy Governing Securities Trading and Prohibiting Market Manipulation (“Trading Policy”) which reflects the Belgian and U.S. rules to prevent market abuse (consisting of insider trading and market manipulation). The Company’s Trading Policy contains, among other things, strict trading restrictions that apply to persons who regularly have access to material non-public information. Additional details concerning the Company’s Trading Policy can be found in the Company’s Corporate Governance Charter. The Company maintains a list of persons having regular access to material non-public information and periodically reminds these persons and others who may from time to time have such information about the rules of the Trading Policy. The Company has also established regular periods during each calendar year prior to and immediately following the release of the Company’s financial information, during which directors and certain members of management are restricted from trading in Company securities.
Disclosure Policy
As recommended by the Belgian Governance Code, the Company has adopted a Disclosure Policy that sets out the framework and the guiding principles that the Company applies when disclosing information. This policy is available at www.delhaizegroup.com.
Compliance with the Belgian Governance Code
In 2015, the Company was fully compliant with the provisions of the Belgian Governance Code.
Undertakings upon Change of Control of the Company, as of December 31, 2015
Management associates of non-U.S. operating companies received stock options issued by the Board of Directors under the Delhaize Group 2007 stock option plan for associates of non-U.S. companies, granting to the beneficiaries the right to acquire ordinary shares of the Company. Management associates of U.S. operating companies received options, which qualify as warrants under Belgian law, issued by the Board of Directors under the Delhaize Group 2002 Stock Incentive Plan, as amended, and under the Delhaize Group U.S. 2012 Stock Incentive Plan, granting to the beneficiaries the right to subscribe to new American Depositary Receipts of the Company. The Shareholders’ Meetings of May 23, 2002, May 24, 2007 and May 24, 2012, respectively, approved a provision of these plans that provide that in the event of a change of control over the Company the beneficiaries will have the right to exercise their options and warrants, regardless of their vesting period. The number of options and warrants outstanding under those plans as of December 31, 2015 can be found under Note 21.3 to the Financial Statements.

60 GOVERNANCE
Management associates of U.S. operating companies received restricted stock units and performance stock units under the Delhaize America, LLC 2002 and 2012 Restricted Stock Unit Plans, as amended, granting to beneficiaries the right to receive existing shares of the Company upon vesting and achievement of performance conditions, as the case may be. The Shareholders’ Meetings of May 23, 2002 and May 24, 2012, respectively, approved a provision of these plans that provide that in the event of a change in control over the Company the beneficiary will receive existing shares regardless of the vesting period.
In 2003, the Company adopted a global long-term incentive program which incorporates a Performance Cash Plan. The grants under the Performance Cash Plan provide for cash payments to the beneficiaries at the end of a three-year period that are dependent on Company performance against Board-approved financial targets that are closely correlated to building long-term shareholder value. Beginning in 2014, there have been no further grants made under this Performance Cash Plan.
The Shareholders’ Meeting of May 26, 2005 approved a provision of the Performance Cash Plan that provides that the beneficiaries are entitled to receive the full cash payment with respect to any outstanding grant in the event of a change of control over the Company.
The Ordinary Shareholders’ Meeting held on May 24, 2007, May 22, 2008, May 28, 2009, May 27, 2010, May 26, 2011, May 24, 2012, May 23, 2013 and May 22, 2014, respectively, approved the inclusion of a provision granting to the holders of the bonds, convertible bonds or medium-term notes that the Company may issue within the 12 months following the respective Ordinary Shareholders’ Meeting, in one or several offerings and tranches, denominated either in U.S. Dollars or in Euros, with a maturity or maturities not exceeding 30 years, for a maximum aggregate amount of €1.5 billion, the right to obtain the redemption, or the right to require the repurchase, of such bonds or notes for an amount not in excess of 101% of the outstanding principal amount plus accrued and unpaid interest of such bonds or notes, in the event of a change of control over the Company, as would be provided in the terms and conditions relating to such bonds and/ or notes.
On June 27, 2007 the Company issued $450 million 6.50% notes due 2017 in a private placement to qualified investors. Pursuant to an exchange offer registered under the U.S Securities Act, the notes were subsequently exchanged for notes that are freely transferable in the U.S. The notes contain a change of control provision granting its holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and down-grading by Moody’s and Standard & Poor’s.
On October 6, 2010, the Company announced the issuance of new $827 million 5.70% Notes due 2040 (the “New Notes”) pursuant to a private offer to exchange 9.00% Debentures due 2031 and 8.05% Notes due 2027 issued by its wholly-owned subsidiary Delhaize America, LLC held by eligible holders. The New Notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and down-grading by Moody’s and Standard & Poor’s.
On October 5, 2011 the Company announced the successful completion on October 4, 2011 of its public offering of €400 million 7 year 4.25% retail bonds in Belgium and in the Grand Duchy of Luxembourg listed on
NYSE Euronext Brussels pursuant to a prospectus filed by the Company with the Financial Services and Markets Authority of Belgium (FSMA). The bonds contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and down-grading by Moody’s and Standard & Poor’s.
On April 10, 2012 the Company issued $300 million 4.125% senior notes due 2019 to qualified investors pursuant to a registration statement filed by the Company with the SEC. The notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and downgrading by Moody’s and Standard & Poor’s.
On November 27, 2012 the Company issued €400 million 3.125% senior notes due 2020 listed on NYSE Euronext Brussels to qualified investors pursuant to a prospectus filed by the Company with the FSMA. The notes contain a change of control provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control over the Company and down-grading by Moody’s and Standard & Poor’s. The Ordinary Shareholders’ Meeting held on May 22, 2014 approved a change in control clause set out in the €400 million five-year (with potentially two additional one-year extensions) revolving credit facility dated April 14, 2014 entered into among inter alios the Company, Delhaize America, LLC, Delhaize Griffin SA, Delhaize The Lion Coordination Center SA, as Borrowers and Guarantors, the subsidiary guarantors party thereto, the lenders party thereto, and Bank of America Merrill Lynch International Limited, BNP Paribas Fortis SA/NV and J.P. Morgan Limited, as Bookrunning Mandated Lead Arrangers. The “Change of Control” clause provides that, in case any person (or group of persons acting in concert) gains control over the Company, i.e. becomes the owner of more than 50 per cent of the issued share capital of the Company or is able to exercise a decisive influence on the designation of a majority of the directors or managers of the Company or the direction of management and policies of the Company, this may lead to a mandatory prepayment and cancellation under the credit facility.
For more information about the impact of the proposed merger between Delhaize and Ahold please refer to Note 36 of the Financial Statements.
RISK MANAGEMENT AND INTERNAL CONTROLS
Overview
The Company’s Board of Directors has ultimate responsibility for monitoring the performance of the Company and its internal controls. It is assisted by Board committees, described herein, which monitor various aspects of the Company’s performance and make recommendations to the Board for decisions and approval.
The Board of Directors relies on management for establishing and maintaining adequate internal controls. Internal control is broadly defined as a process implemented by the Board and management, designed to provide reasonable assurance regarding achievement of objectives related to:

DELHAIZE GROUP ANNUAL REPORT 2015 61
effectiveness and efficiency of operations; reliability of financial reporting; and compliance with applicable laws and regulations.
The Audit & Finance Committee ultimately oversees major business and financial risk management and discusses the process by which management of the Company assesses and manages the Company’s exposure to those risks and the steps taken to monitor and control such exposures.
Management of the Company has established and operates its internal control and risk management systems in a manner that is consistent with guidelines issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The internal control system is based upon COSO’s Internal Control – Integrated Framework, and its risk management system is based on COSO’s Enterprise Risk Management Framework.
Financial Reporting
The Company’s internal controls over financial reporting are a subset of internal controls and include those policies and procedures that:
pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as adopted by the EU, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Since the Company has securities registered with the SEC, the Company must provide (i) a management report on the effectiveness of the Company’s internal control over financial reporting, and (ii) the Statutory Auditor’s assessment of the effectiveness of internal control over financial reporting, as described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act. The Statutory Auditor’s related opinion regarding the Company’s year ended December 31, 2015 will be included in the Company’s Annual Report on Form 20-F for such year, which is required to be filed with the SEC by April 30, 2016. The Company’s 2014 annual report filed on Form 20-F includes management’s conclusion that the Company’s internal control over financial reporting was effective as of December 31, 2014.
The Statutory Auditor concluded that the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015.
Control Environment
The Company operates in seven countries on three continents. The management of the Company is organized around strong banner and regional management teams, and the chief executives or chief operating officers of each operating banner report to the Chief Executive Officer of Delhaize Group or to a member of the Executive Committee. The Company provides support and coordination functions to all members of the Group and monitors selected activities group-wide. Our operating companies have acquired leading positions in food retailing through a distinct go-to-market strategy, benefiting from support functions at the global or regional level, whichever makes the most sense in terms of efficiency.
Delhaize Group also has implemented policies and procedures that determine the governance of the Company to ensure that strategies and overall business objectives are pursued under a controlled and well-defined decision-making authority.
The Company’s Guide for Ethical Business Conduct provides a statement of our position on various ethical and compliance issues that could impact our business and summarizes a number of Company policies that must guide our actions. The Company has also adopted policies related to specific areas of compliance and a reporting mechanism, referred to as IShare, for associates and others to report compliance concerns.
We also expect our independent store operators, franchisees, vendors and outside consultants, such as business, financial, technical or legal advisors, to be guided by these standards and policies.
A copy of the Guide for Ethical Business Conduct is available on the Company website at: www.delhaizegroup.com.
Risk Management Program
Executive Management is responsible for establishing a risk management program that is implemented at all levels of the organization for identifying, assessing, and mitigating risks that could, if they occur, impede the organization’s ability to achieve its objectives and create value for its stakeholders. Business leaders are responsible for identifying, assessing and managing risks within their assigned areas of oversight and responsibility. They are also responsible for integrating identified risks into their financial plans.
The Audit & Finance Committee reviews management’s process for identifying, assessing and mitigating such risks. The Board of Directors considers risks identified by management in evaluating the Company’s strategy, three-year business plan and annual budget, and related funding and allocation of capital, as well as in assessing the Company’s talent and capabilities to deliver performance.
Information and Communication
The Chief Executive Officer and the Executive Committee have established a clear tone at the top that they expect associates to adhere to high ethical standards as described in the Guide for Ethical Business Conduct, and to exercise due care in their assigned responsibilities. This includes a duty to ensure that information is properly collected and communicated, consistent with applicable regulations and data privacy laws and directives, concerning all aspects of the Company’s operations, including associates, customers, vendors, and all related financial reports.
The Company has established a system of uniform reporting of financial information that is performed both upstream and downstream and allows the Company to detect potential anomalies in its internal control framework. A detailed financial calendar for this reporting is established every year in consultation with the Board of Directors and is designed to allow for information to be prepared accurately, and reported timely, in accordance with legal and other requirements.

62 GOVERNANCE
Control Activities
Control activities include policies and procedures to help monitor and manage risk. Control activities occur throughout the organization, at all levels and in all functions. They include a range of activities as diverse as approvals, authorizations, verifications, reconciliations, reviews of operating performance, security of assets and segregation of duties. The Company has designed control activities for all relevant business processes across each operating company as well as its group support offices. Significant policies and procedures are published on the Company’s public websites, intranet sites and other communication portals as well as being periodically circulated throughout the Company.
Monitoring
Monitoring, as defined in the COSO’s Internal Control Framework, has been implemented to help ensure “that internal control continues to operate effectively.” The Company had designed its monitoring procedures to ensure that:
Internal control deficiencies are identified and corrected on a timely basis; Information used in decision-making is reliable and accurate; Financial statements are prepared accurately and timely; and Periodic certifications or assertions on the effectiveness of internal control can be made.
The Company’s monitoring procedures consist of a combination of management oversight activities and independent objective assessments of those activities by internal audit or other third parties. Management’s monitoring of internal control is performed on a continuous basis. Operating company performance is measured and compared to budgets and long-term plans and key performance indicators that may identify anomalies indicative of a control failure. In addition, the Company has implemented a group-wide performance management system to monitor and measure performance consistently across the organization.
The Company has a professional internal audit department that reports directly to the Chief Internal Audit Officer. The Chief Internal Audit Officer reports functionally to the Audit & Finance Committee and administratively to the Chief Financial Officer of the Company. The Audit
& Finance Committee reviews Internal Audit’s risk assessment and audit plan, and regularly receives internal audit reports for review and discussion.
The internal audit department identifies internal control deficiencies, communicates timely to management and periodically follows up to ensure that the appropriate corrective action has been taken.
SHAREHOLDER MATTERS
Each holder of Delhaize Group ordinary shares is entitled to attend any shareholders’ meeting and to vote on all matters on the agenda of such meeting, provided that such holder complies with the formalities specified in the notice for the meeting.
The rights of a shareholder to attend the shareholders’ meeting and to vote are subject to the registration of these shares in the name of this shareholder by 11:59 pm (European Central Time) on the record date, which is the fourteenth day before the meeting, either by registration of registered shares in the register of registered shares of the Company, or by registration of dematerialized shares in the accounts of an authorized securities account keeper or clearing institution. Shareholders must notify the Company (or the person designated by the Company for this purpose) of their intent to participate in the shareholders’ meeting, no later than six days before the date of the meeting.
Similarly, a holder of Delhaize Group American Depositary Shares (“ADSs”) who gives voting instructions to the depositary must arrange for having those ADSs registered by 11:59 pm (Central European Time) on the record date set by the Company, which is the fourteenth day before the meeting.
Each share or four ADSs is entitled to one vote. The Company’s Articles of Association do not contain any restriction on the exercise of voting rights by the shareholders, provided that the shareholders are admitted to the shareholders’ meeting and their rights are not suspended. The relevant provisions governing the admission of shareholders to the shareholders’ meeting are set out in Article 536 of the Companies Code and Article 31 of the Articles of Association. According to Article 6 of the Articles of Association, the Company may suspend the exercise of the rights vested in a share in the event there are joint owners of a share until one person has been appointed in writing by all such co-owners to exercise those rights. Article 10 of the Articles of Association provides that the voting rights pertaining to unpaid shares are automatically suspended as long as called payments, duly made and claimable, have not been made. Finally, voting rights attached to treasury shares held by the Company are suspended (please see page 95 of this Annual Report as to treasury shares).
The Articles of Association of the Company do not contain any restrictions on the transfer of shares or ADSs, except for the prohibition set out in Article 10 of the Articles of Association that provides the shares that have not been fully paid up may not be transferred unless the Board of Directors has previously approved the transferee.
Belgian law does not require a quorum for the Ordinary Shareholders’ Meetings. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group ordinary shares present or represented at the meeting.
Resolutions to amend any provision of the Articles of Association, including any decision to increase the capital or an amendment which would create an additional class of shares, require a quorum of 50% of the issued capital at an extraordinary shareholders’ meeting. If this quorum requirement is not achieved at the extraordinary shareholders’ meeting, the Board may convene a second extraordinary shareholders’ meeting for which no quorum is required. Decisions at an extraordinary shareholders’ meeting are taken by the affirmative vote of at least 75% of the shares present or represented and voting at such meeting, or 80% of such shares if the amendment would change Delhaize Group’s corporate purpose or authorize the Board to repurchase Delhaize Group ordinary shares.
The Board of Directors has been authorized by the Company’s shareholders to increase the share capital of the Company in one or more transactions in the aggregate amount of €5.1 million on the dates and pursuant to the terms decided by the Board of Directors for a period of five years as from June 21, 2012.
The Board of Directors has been authorized by the Company’s shareholders to acquire up to 10% of the outstanding shares of the Company at a minimum unit price of €1 and at a maximum unit price not higher than 20% above the highest closing stock market price of

DELHAIZE GROUP ANNUAL REPORT 2015 • 63

the Company's shares on NYSE Euronext Brussels during the twenty trading days preceding such acquisition. Such authorization has been granted for a period of five years as from the date of the extraordinary shareholders' meeting of May 26, 2011 and extends to the acquisition of shares of the Company by its direct subsidiaries.

Ordinary Shareholders' Meeting (OSM) of May 28, 2015

The Ordinary Shareholders' Meeting is held annually on the fourth Thursday in the month of May, as prescribed by the Articles of Association. The Ordinary Shareholders' Meeting of 2015 was held on May 28, 2015.

During the 2015 OSM, the Company's management presented the Management Report, the report of the Statutory Auditor and the consolidated annual accounts. The shareholders approved the non-consolidated statutory annual accounts of fiscal year 2014 and discharged the Company's directors and the Statutory Auditor of liability for their mandate during 2014. The shareholders renewed the director's mandate of Ms. Shari Ballard for a term of four years and of Mr. de Vaucleroy and Mr. Vansteenkiste for a term of three years. The shareholders elected Ms. Dominique Leroy and Mr. Patrick De Maeseneire as directors for a term of four years, and acknowledged Ms. Ballard, Ms. Leroy and Mr. De Maeseneire as independent directors under the Companies Code. Additionally, the shareholders approved a provision allowing for early redemption upon a change of control of the Company to be provided to bondholders and/or noteholders in certain transactions the Company might enter into prior to the next Ordinary Shareholders' Meeting. The shareholders did not approve the Company's remuneration report. More information about this rejection can be found in our 2015 remuneration report on page 64.

The minutes of the 2015 OSM, including the voting results, are available in French and Dutch on the Company's website at www. delhaizegroup. com under the "Corporate Governance" tab, together with all other relevant documents relating to such meeting. A summary of the results is also available in English, on the website.

Shareholder Structure and Ownership Reporting

Pursuant to applicable legal requirements and the Articles of Association of the Company, any person or legal entity (hereinafter a "person") which owns or acquires (directly or indirectly, by ownership of American Depositary Shares ("ADSs") or otherwise) shares or other securities of the Company granting voting rights (representing the share capital or not) must disclose to the Company and to the Belgian Financial Services and Markets Authority ("FSMA") the number of securities that such person owns, alone or jointly, when its voting rights amount to three percent (3%) or more of the total existing voting rights of the Company. Such person must make the same type of disclosure in case of transfer or acquisition of additional voting right securities when its voting rights reach five percent (5%), ten percent (10%), and so on by blocks of five percent (5%), or when the voting rights fall below one of these thresholds.

The same disclosure requirement applies if a person transfers the direct or indirect control of a corporation or other legal entity which owns itself at least three percent (3%) of the voting rights of the Company. Furthermore, if as a result of events changing the breakdown of voting rights, the percentage of the voting rights reaches, exceeds or falls below any of the above thresholds, a disclosure is required even when no acquisition or disposal of securities has occurred (e.g., as a result of a capital increase or a capital decrease). Finally, a disclosure is also required when persons acting in concert enter into, modify or terminate their agreement which results in their voting rights reaching, exceeding or falling below any of the above thresholds.

The disclosure statements must be addressed to the Belgian regulators ("FSMA") and to the Company no later than the fourth trading day following the day on which the circumstance giving rise to the disclosure occurred. Unless otherwise provided by law, a shareholder shall be allowed to vote at a shareholders' meeting of the Company only with the number of securities it validly disclosed not less than 20 days before such meeting.

Delhaize Group is not aware of the existence of any shareholders' agreement with respect to the voting rights securities of the Company. Voting rights are governed by the "one ordinary share, one vote" principle and major shareholders do not have different voting rights than other shareholders. None of the major shareholders has special rights of control.

With the exception of the shareholders identified in the table below, no shareholder or group of shareholders had declared as of December 31, 2015 holdings of at least 3% of the outstanding voting rights of Delhaize Group.

Citibank, N.A.[1]	10.62%	February 18, 2009
BlackRock Group	4.86%	January 28, 2014
Silchester International Investors LLP	9.97%	December 17, 2014
Davidson Kempner European Partners LLP	3.50%	August 3, 2015

(1) Citibank, N.A. succeeded The Bank of New York Mellon as Depositary for the American Depositary Receipts program of Delhaize Group as of February 18, 2009. Citibank, N.A. exercises the voting rights attached to such shares in compliance with the Deposit Agreement that provides among others that Citibank, N.A. may vote such shares only in accordance with the voting instructions it receives from the holders of American Depositary Shares.

On December 31, 2015, members of the Board of Directors and the Company's Executive Committee owned as a group 170 505 ordinary shares and 9 600 ADSs (each representing 1/4 of an ordinary share) of Delhaize Group, which represented approximately 0.17% of the total number of outstanding shares of the Company as of that date.

On December 31 2015, the company's Executive Committee owned as a group 316 331 options and EU performance stock units and 273 912 options and U.S. performance and restricted stock units on ADSs (each representing ¼ of an ordinary share) of the Company. In relation to the EU and U.S. performance stock units, the number of ordinary shares to be received upon vesting can be up to 150% of the number of units based on the achievement of the relevant performance criteria.

64 GOVERNANCE
Remuneration report
EXECUTIVE COMPENSATION PHILOSOPHY
The Delhaize Group Remuneration Report is intended to provide its shareholders and other stakeholders with consistent and transparent information on executive compensation. The Delhaize Group executive compensation program is designed to attract, retain, and motivate our leaders to deliver Company performance that builds long-term share-holder value. To achieve these objectives, our program is designed around one guiding principle, “Pay for Performance”, which is discussed in more detail below.
Pay for Performance: Delhaize Group rewards achievement of (i) Board-approved financial metrics and (ii) individual goals that are designed to improve our financial performance and to ensure sustainable long-term profitability, consistent with our Company values.
Delhaize Group believes that an executive’s compensation should be specifically tied to Company and individual performance.
In this remuneration report, we include information on the following topics:
Remuneration Report 2014;
Changes in the Executive Committee of Delhaize Group; Delhaize Group’s Remuneration Policy; Executive Compensation roles and analysis; Executive Management compensation; Intended merger with Koninklijke Ahold N.V. (“Ahold”); Executive Committee Share ownership guidelines; Main contractual terms of hiring and termination of Executive Management; Overview of Director remuneration.
The term “Executive Management” includes the individuals who are members of the Delhaize Group Executive Committee.
REMUNERATION REPORT 2014
At its Ordinary Shareholders Meeting on May 28, 2015 the Company requested shareholder approval for its Remuneration Report. The shareholders did not approve the Remuneration Report by a vote of 53.7% against vs 45.6% for (and 0.7% abstentions).
The Company has taken this rejection seriously into consideration and consulted with shareholders and related stakeholders to better understand the concerns and reasons for this negative vote. The main reasons for rejecting the Remuneration Report was based on one off elements in 2014 (e.g.: payout in 2014 of retention awards granted in 2013, which lie outside the framework of the remuneration policy). It was however also confirmed that the disclosure made in the Remuneration Report was considered sufficient compared to Belgian market practice and indicates alignment with the principle of pay-for-performance; and that the long-term incentive ((LTI) as defined on page 66)) with a three-year vesting and performance period (for the Performance Stock Unit Plans) is aligned with long-term shareholders’ interests.
In this context and taking into account the additional input based on the rejection, the Company has made some additional changes to some programs (e.g.: moving away from accelerated vesting of equity based instruments following involuntary termination without cause or voluntary for good reason) and to its disclosure.
CHANGES IN THE EXECUTIVE COMMITTEE OF DELHAIZE GROUP
There were no changes to the composition of the Executive Committee of Delhaize Group in 2015. On November 16, 2015, Delhaize Group announced that Kostas Macheras, Executive Vice President of Delhaize Group and Chief Executive Officer for Southeastern Europe, will retire from the Company upon termination of his contract in March 2016. Mr. Macheras has been with Delhaize Group since 1997 and shared his intentions to retire well in advance of the merger discussions with Ahold.
DELHAIZE GROUP’S REMUNERATION POLICY
The Board of Directors of Delhaize Group (“the Board”) determines the remuneration of directors and the members of Executive Management, based on recommendations of the Board’s Remuneration Committee (the “Committee” or “RC”). The Board has adopted a Remuneration Policy that sets forth the principles that guide the Committee and the Board in its decision-making regarding compensation matters. The Board updates its Remuneration Policy from time to time to reflect changes in its programs or approach. As noted in the Remuneration Policy, the compensation of Executive Management is designed to:
Attract, motivate and retain talented and high-potential executives;
Promote the achievement of Board-approved performance targets that are aligned with building shareholder value over the short, medium and long-term; and
Recognize and reward both strong individual contribution and solid team performance.
A copy of the Remuneration Policy may be found on the Company’s website at www.delhaizegroup.com under the Corporate Governance tab, as an exhibit to the Company’s Corporate Governance Charter. The Company’s Remuneration Policy reflects its desire to reward individual and Company performance in a manner that aligns the interests of the Company’s executives, directors and shareholders while also taking into account market practices and the differences between the Group’s operating companies.
As stated in its Remuneration Policy, the Board of Directors has established financial targets for Company performance and individual targets aligned with the Company’s strategy. Both the structure and the amount of compensation paid to Executive Management are reviewed on an annual basis, and the Board’s compensation decisions take into account both Company and individual performance.
Each member of Executive Management receives compensation in the form of an annual base salary, an annual short-term incentive award and an annual long-term incentive award. These elements are collectively referred to as “total direct compensation.”

DELHAIZE GROUP ANNUAL REPORT 2015 65
In determining the compensation of Executive Management, the Committee considers the compensation paid to executives in comparable positions at other companies, and relies on data and analysis provided to the Committee by an external compensation consultant. The objective is to establish target compensation levels that, as a general rule, are at or around the median market level. The reference companies include comparable retailers in Europe and the United States, as well as other comparably-sized companies in both Europe and the United States, where benchmarking more broadly is appropriate for the position of an executive. This market-based information, together with the experience and scope of responsibilities are taken into account, along with internal equity factors, to determine each executive’s target total direct compensation.
The variable performance-based components of the total compensation package are the most significant portion of total direct compensation. The Remuneration Policy includes principles related to unvested equity-based compensation recovery from an officer who has committed a fraud or wrongdoing that results in a restatement of the Company’s financial results. The changes in the Remuneration Policy as mentioned in this Report followed a thorough analysis of Executive Management Plans to ensure that the design of these plans support the Company’s strategy and remain aligned with market practices.
EXECUTIVE COMPENSATION ROLES AND ANALYSIS
Role of the Board of Directors
The Board of Directors, upon the recommendation of the RC, determines the remuneration of directors and the members of Executive Management.
Role of the Remuneration Committee
The role of the RC is to: (i) recommend to the Board of Directors the compensation of the members of Executive Management, which consists of the Company’s Chief Executive Officer, and other members of the Company’s Executive Committee; (ii) recommend to the Board any incentive compensation plans and equity-based plans, and awards thereunder, and profit-sharing plans for the Company’s associates; (iii) evaluate the performance of the Executive Management; and (iv) advise the Board on other compensation issues.
The roles and responsibilities of the RC are described in its Terms of Reference and are set forth as Exhibit C to the Corporate Governance Charter.
Role of certain Executive Committee Members in Executive Compensation Decisions
The Company’s CEO makes recommendations concerning compensation for Executive Management. These recommendations reflect the results of an annual performance review for each executive. The Company’s Executive Vice President for Human Resources (“CHRO”) assists the CEO in this process. The CHRO also supports the RC in its evaluation of the CEO’s performance and compensation recommendations, and the General Counsel provides legal advice concerning applicable laws and governance matters.
EXECUTIVE MANAGEMENT COMPENSATION
The compensation of Executive Management includes the following components:
Base Salary;
Annual Short-Term Incentive (“STI”) awards; Long-Term Incentive (“LTI”) awards; and
Other benefits, retirement and post employment benefits.
When determining compensation for Executive Management, the RC considers all of these elements.
In general, these components can be categorized as either fixed or variable. The base salary and other benefits, such as retirement and post-employment benefits that are specified contractually or by law, are considered fixed compensation. The short-term incentive award and the different components of the long-term incentive award are considered variable compensation.
Delhaize Group believes that the current proportion of fixed versus variable compensation offers members of Executive Management the right balance of incentives to optimize both the short- and long-term objectives of the Company and its shareholders.
The following graphs illustrate the proportion of fixed versus variable compensation for the CEO and other members of Executive Committee. These charts reflect base salary and target amounts for STI and LTI awards granted in 2015.
FRANS MULLER
43% 27%
LTI Base Salary
30%
STI
The target 2015 STI represents 110% of the base salary.
The target 2015 LTI at grant represents 160% of the base salary.
OTHER MEMBERS OF EXECUTIVE COMMITTEE
43% 33%
LTI Base Salary
24%
STI
The target 2015 STI represents a range of 50% to 90% of the base salary per member of the Executive Committee. The target 2015 LTI at grant represents a range of 100% to 170% of the base salary per member of the Executive Committee.

66 GOVERNANCE
Base Salary
Base salary is a key element of the compensation package.
The Company determines short-term incentive awards and long-term incentive awards as percentages of base salary.
Base salary is established and adjusted as a result of an annual review process. This review process considers both market practices as well as individual performance.
Annual Short-Term Incentive Award
The Company’s short-term incentive plan is designed to enhance a performance-based management culture that aims to support the Company’s strategy with clear financial and individual performance targets. Any payment of STI is entirely at the discretion of the Board of Directors upon recommendation of the RC.
Payment of Short-Term Incentive Awards in 2015
The short-term incentive awards paid in 2015 were based on achievement in 2014 of both Company and individual performance targets.
Funding Threshold – In order for any short-term incentive to have been paid in 2015, the Company’s performance had to exceed a minimum performance “funding threshold”. Should the Company not have achieved this required minimum performance, no STI would have been paid under any of the performance criteria (including individual performance), irrespective of the performance achieved in such criteria. For 2014 this “funding threshold” was fixed at 90% of the Delhaize Group underlying operating profit (UOP) budget. There is no change for the short-term incentive 2015 (to be paid in 2016).
Company Performance Metrics – 50% of the payment is based on Company performance subject to a yearly decision of the Board of Directors in function of the strategic focus as recommended by Management. For the short-term incentive award paid in 2015, the performance criteria were measured as 50% of comparable store sales growth and 50% of UOP. The amount paid could range from 0% to 150% of the target short-term incentive amount in function of achieved performance against targets.
There is no change for the short-term incentive 2015 (to be paid in 2016).
Individual Performance Metric – 50% of the 2015 payment was based on individual performance. This performance was directly linked to the achievement of either four or five individual targets that were identified through an individual target setting process. The portion of the award tied to individual performance could be funded from 0% to 150% depending on individual performance.
For the Annual Short-Term Incentive Award in 2015 (payout in 2016) the individual engagement has been increased by the introduction of the requirement that four of the individual targets should directly support the Promises of the Strategic Framework with each of the four Promises supported by a corresponding individual target. The fifth individual target is optional and discretionary.
The Strategic Priorities were confirmed by the Board of Directors and can be summarized as follows:
THIS STRATEGIC PRIORITY… LINKS TO THIS STAKEHOLDER PROMISE
Put the customer back Customers trust us to provide a great local at the center shopping experience in stores and online
Engage great people Associates trust us to be a rewarding
employer
Connect with communities Communities trust us to be responsible neighbors
Create value in line with Shareholders trust us for value creation our expectations
For each Strategic Priority a KPI(s) has been identified that is uniform, quantifiable, measurable and applied consistently:
THIS STRATEGIC PRIORITY… LINKS TO THIS STAKEHOLDER PROMISE
Put the customer back Net Promoter Score (NPS) (Preferred)
at the center and/or
Market Share
Engage great people Associate Engagement Score
Connect with communities 2015 targets toward 2020 Sustainability
Goals (Preferred)
and/or
Score in the Dow Jones Sustainability Index
(DJSI)
Create value in line with SG&A
our expectations and/or
Free Cash Flow
Long-Term Incentive Awards
The long-term incentive plan is designed to retain the Executive Management team and reward shareholder value creation. Any grant of LTI is entirely at the discretion of the Board of Directors upon recommendation of the RC.
In 2014, the long-term incentive plan has been changed in order to:
Simplify the compensation structure to create more clarity and improve the link between pay and performance, and to ensure that the plans are aligned with the Company’s strategy; and Establish a more direct link between executive compensation incentives and share-holder value creation.
The Board of Directors decided that the 2015 long-term incentive grants for Executive Management would consist solely of Performance Stock Units. No stock options were granted.
Performance Stock Units
In 2015 the Company awarded performance stock units under its Delhaize America 2012 Restricted Stock Unit Plan and under the Delhaize Group 2014 EU Performance Stock Unit Plan. The performance stock units are subject to cliff vesting after three years and Delhaize Group performance conditions.
In 2015,52 305 performance stock units, expressed in Delhaize Group shares, were granted to the Executive Committee.

DELHAIZE GROUP ANNUAL REPORT 2015 67
The vesting of the awards will occur three years after the grant date, subject to performance by the Company against financial targets fixed by the Board of Directors upon grant and measured over a three-year performance period. For the 2015 grant, the performance period will be 2015 until 2017.
As approved by shareholders at the Ordinary Shareholders’ Meeting in 2014, the metric for assessing performance and determining the number of performance stock units that will vest at the end of three years will be based on a formula to measure Shareholder Value Creation. This Shareholder Value Creation formula, measured over a cumulative three year period, is defined as six times underlying EBITDA minus net debt.
The number of ADRs and/or ordinary shares to be received upon vesting will vary from 0% to 150% of the awarded number of performance stock units and is a function of the achieved Shareholder Value Creation compared to the target.
Stock Options / Warrants
European Plan
Following European market practice, stock options under the non-U.S. 2007 Stock Option Plan for members of Executive Management participating in the European-based plan vest at the end of an approximately three-and-a-half-year period following the grant date (“cliff vesting”). No options were granted under this plan in 2015.
U.S. Stock Incentive Plan
Following U.S. market practice, the Delhaize Group 2012 U.S. Stock Incentive Plan for executives participating in the Group’s U.S. plan vest in equal annual installments of one third over a three-year period following the grant date. No options were granted under this plan in 2015.
In 2015, 42 025 options were exercised by the members of the Executive Committee and no stock options expired.
Performance Cash Grant
In 2015, there were no grants made under the Performance Cash Plan.
Awards made to Executive Management related to the 2012—2014 performance period were paid in 2015, and awards made to Executive Management related to the 2013-2015 performance period will be paid in 2016.
The value of the performance cash award granted for each three year performance period, referred to as the “target award,” is based on the face value of the award at the time of the grant, i.e., at the beginning of each three-year period. For example, the payments made in 2015 related to the 2012—2014 performance period were based on achievements against targets set in 2012. The amount of the cash payment at the end of the three-year performance period depends on performance by the Company against Board-approved financial targets for ROIC and compounded annual revenue growth. The relative weight for these metrics is 50% for ROIC and 50% for revenue growth.
The Board sets these targets each year based upon its growth expectations for the ensuing three-year performance period. These performance target goals included minimum threshold performance goals below which no cash payment will be made, and the maximum award levels if the performance targets are exceeded.
At the end of each three-year period, actual ROIC and revenue growth are measured against the performance targets for both metrics and the actual pay-out is calculated.
Participants receive between 0% and 150% of the target cash award in function of achieved performance. 150% of the target award is paid when actual performance reaches or exceeds 120% of the performance targets for both ROIC and revenue growth.
Restricted Stock Units
Prior to 2013, U.S. members of Executive Management received restricted stock units (“RSUs”) as part of variable compensation. The RSUs vested 25% on each of the second, third, fourth and fifth anniversaries of the date of grant. There were no RSU grants after 2012.
Other Benefits, Retirement and Post-employment Benefits
Other Benefits
For members of Executive Management other benefits include the use of company-provided transportation, employee and dependent life insurance, welfare benefits, and an allowance for financial planning (for U.S. members of Executive Management). The Company does not extend or maintain credit, arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any member of Executive Management.
Delhaize Group believes these benefits are appropriate for Executive Management’s responsibilities and believes they are consistent with the Group’s philosophy and culture and with current market practices.
Retirement and Post-Employment Benefits
The members of Executive Management benefit from pension plans, which vary regionally.
In 2015, a U.S. member of Executive Management participated in a defined contribution plan in the respective operating company. The Belgium based members of Executive Management participate in the Belgian plan, a non-contributory defined contribution plan. One member of Executive Management participates in a Greek defined contribution plan.

68 • GOVERNANCE

OVERVIEW OF 2014 AND 2015 EXECUTIVE COMMITTEE COMPOSITION AND TOTAL COMPENSATION PAID

The following tables summarize the different compensation components for 2014 and 2015 for the CEO individually and for the other members of the Executive Committee in the aggregate.

EXECUTIVE COMMITTEE

We report no changes in the Executive Committee of Delhaize Group in 2015.

NAME	2014	2015	CURRENT MEMBER OF THE EXECUTIVE COMMITTEE
Frans Muller	full year	full year	Yes
Pierre Bouchut	full year	full year	Yes
Marc Croonen	Appointment: May 1	full year	Yes
Kostas Macheras	full year	full year	Yes
Kevin Holt	Appointment: July 7	full year	Yes
Nicolas Hollanders	Departure: March 13	N/A	No
Maura Smith	Departure: November 1	N/A	No
Dirk Van den Berghe	Appointment: April 1 Departure: July 31	N/A	No

SUMMARY OF TOTAL COMPENSATION PAID

The table shown hereunder is based on the actual compensation payments received by members of the Executive Committee during 2014 and 2015.

in millions €	FRANS MULLER		EC[2]	
	2014	2015	2014	2015
Base Salary[1]	0.99	0.99	2.25	2.13
Short-Term Incentive[3][4]	0.34	1.25	1.87	1.27
LTI - Performance Cash Grants[4][5]	0	0	0.1	0.20
Other Short-Term Benefits	0.02	0.03	0.15	0.14
Retirement and Post-Employment Benefits	0.38	0.39	0.48	0.42
TOTAL [6]	**1.73**	**2.66**	**4.85**	**4.16**

(1) Amounts are gross before deduction of withholding taxes and social security levy
(2) Included eight members in 2014 and four in 2015
(3) Based on the performance of Year -1
(4) For Belgium based executives, the short-term incentive amount include the Belgian holiday pay
(5) Based on the performance of the preceding three years
(6) Average exchange rate €/$ in 2014 = 1.3285 and in 2015 = 1.1095

STOCK OPTIONS

The table below reports the stock-options exercised by the Executive Committee in 2015.

NAME	EXERCISED IN 2015	GRANTED IN 2007	GRANTED IN 2010	GRANTED IN 2011
Kostas Macheras	8 978	8 978		
Kostas Macheras	12 741		12 741	
Kostas Macheras	20 306			20 306
TOTAL	**42 025**	**8 978**	**12 741**	**20 306**

STOCK OPTIONS/WARRANTS AND PERFORMANCE STOCK UNITS GRANTED

The following table shows the number of stock options/warrants and performance stock units granted to the CEO and the different members of the Executive Committee during the period 2014-2015.

	2014		2015	
NAME	PSU (EU)	PSU (U.S.)	PSU (EU)	PSU (U.S.)
Frans Muller	16 670	11 156.25	11 385	7 581.75
Marc Croonen	5 418	1 359.75	3 833	957.25
Pierre Bouchut	15 323	N/A	9 811	N/A
Pierre Bouchut	93 063	N/A	N/A	N/A
Kostas Macheras	8 232	N/A	5 271	N/A
Maura Smith	N/A	12 952.25	N/A	N/A
Kevin Holt	N/A	18 739	N/A	13 466.50
TOTAL	**138 706**	**44 207.25**	**30 300**	**22 004.50**

DELHAIZE GROUP ANNUAL REPORT 2015 69
INTENDED MERGER WITH AHOLD
In 2015, Delhaize Group announced the intention to merge with Ahold. While there has been no impact on the compensation policies in 2015 the following elements need to be highlighted:
1) In 2016 there will be no significant change of the remuneration policy. However, at the effective time of the merger the new Remuneration Policy as it will be defined by Ahold Delhaize will be applied.
2) The specific reward aspects related to the merger can be found in the F4 document as it has been filed by Ahold and declared effective by the U.S. Securities and Exchange Commission on January 28, 2016.
3) Based on the decision of the Extraordinary General Shareholders Meeting on March 14, 2016, Mr. Frans Muller received a special grant of 15 875 PSU grants (representing a value of € 1.5 M). This grant was made under the following conditions: completion of the merger, acceptance of the Deputy CEO role in the new combined company and a vesting based on retention and performance for three years post-grant pursuant to the terms and conditions of the European Performance Stock Unit Plan. The potential vesting will be in function of the Newco Long Term Incentive performance metrics as defined for the post-merger period.
For more information about the intended merger, please see pages 10 and 11 “Ahold Delhaize Proposed Merger”, and page 78 “Risks related to proposed merger with Ahold”.
For the most recent information related to the intended merger, please visit www.delhaizegroup.com.
EXECUTIVE COMMITTEE SHARE OWNERSHIP GUIDELINES
Delhaize Group believes that the Executive Committee should be encouraged to maintain a minimum level of share ownership in order to align the interests of the shareholders and the Executive Committee. In 2008, the Board of Directors adopted share ownership guidelines based on the recommendation of the RC.
Under these guidelines and during their active employment, the CEO and the other members of the Executive Committee are expected to acquire and maintain ownership of Delhaize Group stock equal to a multiple of the annual base salary. These multiples were set as follows:
CEO 300%
Executive Committee $ payroll 200%
Executive Committee € payroll 100%
The difference between U.S.-based and European-based Executive Committee members is due to the different market practices in these regions and the differences between the instruments available for Executive Committee members’ remuneration.
New members of the Executive Committee will be allowed a period of five years to achieve the recommended share ownership levels.
The RC monitors the compliance with these Guidelines at least once a year. The Board of Directors is currently satisfied with the progress that has been made thus far.
MAIN CONTRACTUAL TERMS OF HIRING AND TERMINATION OF EXECUTIVE MANAGEMENT
The Company’s Executive Management is compensated in accordance with the Company’s Remuneration Policy. Each member of Executive Management has an employment agreement or management contract that has been approved by the Board of Directors, with total direct compensation determined by reference to data provided by a compensation consultant for similar positions in Europe and/or the U.S., and taking into account each person’s experience, skills and expected contributions.
Executive Management is required to abide by the Company’s policies and procedures, including the Company’s Guide for Ethical Business Conduct. Executive Management is also subject to clauses which are typically included in employment agreements or management contracts for executives.
In October 2013, the Company entered into a management agreement with Frans Muller, who assumed the role of President and CEO of the Group. The management agreement provides for a termination indemnity of 18 months of total cash compensation and benefits in the event the Company terminates his management contract without cause or if terminated by Mr. Muller for good reason. The termination would not alter the terms related to vesting, or result in the cancelation, of his outstanding long-term equity incentive awards.
The Company entered into an amended employment agreement with Pierre Bouchut, CFO of the Group, on October 31, 2013. The amended agreement provides him with termination benefits equal to a maximum of 18 months of total direct compensation and benefits in the event the Company terminates his employment agreement without cause or if terminated by Mr. Bouchut for good reason. The termination would also result in the forward vesting of previously awarded long-term incentive awards.
Effective July 7, 2014, Kevin Holt joined the Group and was appointed to the Executive Committee, as the new Executive Vice President and Chief Executive Officer of Delhaize America. His employment agreement provides for a payment of up to 16 months of total cash compensation and benefits, in the event the Company terminates his employment agreement without cause or if terminated by Mr. Holt for good reason. The termination would also result in the accelerated vesting of all of his outstanding long-term equity incentive awards.
Effective May 1, 2014, Marc Croonen joined the Group and was appointed to the Executive Committee, as the new Executive Vice President HR, Internal Communications and Sustainability. His employment agreement provides for a payment equal to twelve months of total cash compensation and benefits, in the event the Company terminates his employment agreement without cause or if

70 GOVERNANCE
terminated by Mr. Croonen for good reason. The termination would also result in the forward vesting of all of his outstanding long-term equity incentive awards.
For sake of completeness, the Greek employment agreement of Kostas Macheras provides for a payment equal to 24 months of total cash compensation in the event the Company terminates his employment without cause in specific circumstances, in case of retirement or, if terminated by Mr. Macheras for good reason. The termination would also result in forward vesting of all of his outstanding long-term equity incentive awards. The above-mentioned Greek employment relates to the activities of Kostas Macheras as CEO of the relevant Greek subsidiary.
Regarding the impact of the intended merger with Ahold on the main contractual terms of hiring and termination of the relevant members of the executive management, reference is made to the F4 document as it has been filed by Ahold and declared effective by the U.S. Securities and Exchange Commission on January 28, 2016.
OVERVIEW OF DIRECTOR REMUNERATION
The Company’s directors are remunerated for their services with a fixed annual amount, decided by the Board of Directors, which is not to exceed the maximum amounts set by the Company’s shareholders. The maximum amount approved by the shareholders at the Ordinary Shareholders’ Meeting of May 26, 2011 is (i) to the directors as compensation for their positions as directors, an amount of up to
€ 80 000 per year per director, and (ii) to the Chairman of the Board, an amount of up to € 160 000 per year. The above-mentioned amounts are increased by an amount of up to € 10 000 per year for each member of any standing committee of the Board (other than the chair of the committee), and increased by an amount of up to € 15 000 per year for the Chairman of any standing committee of the Board. The Ordinary Shareholders’ Meeting of May 22, 2014 approved the increase, as from May 22, 2014, of the amount paid per year (i) by € 40 000 to the Chairman of the Board, (ii) by € 5 000 to each member of the Audit & Finance Committee (other than the Chairman of the Committee), and (iii) by € 10 000 to the Chairman of the Audit & Finance Committee. This results in the following maximum Director Remuneration as of May 22, 2014:
Chairman of the Board: € 200 000 per year
€ 80 000 per year per director
The above amounts are increased by an amount of
1) up to € 15 000 for each member of the Audit & Finance Committee (other than the Chairman of the Committee); 2) up to € 10 000 for each member of any other standing committee of the Board (other than the chair of the committee); 3) up to € 25 000 for the Chairman of the Audit & Finance Committee; 4) up to € 15 000 for the Chairman of any other standing committee of the Board.
There has been no change in the Director remuneration in 2015. Non-executive directors do not receive any remuneration, benefits, equity-linked consideration or other incentives from the Company other than their remuneration for their service as Director of the Company. For some non-Belgian Board members, the Company pays a portion of the cost of preparing the Belgian and U.S. tax returns for such directors. Delhaize Group has not extended credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any member of the Board.
Individual director remuneration for the fiscal years 2015, 2014 and 2013 is presented in the table on this page. All amounts presented are gross amounts before deduction of withholding tax.

DELHAIZE GROUP ANNUAL REPORT 2015 • 71

NON-EXECUTIVE DIRECTORS	2013	2014	2015
Mats Jansson (1)	€ 170 000	€ 194 301	€ 210 000
Claire Babrowski	€ 90 000	€ 99 113	€ 105 000
Shari Ballard (2)	€ 86 071	€ 90 000	€ 90 000
Jacques de Vaucleroy (3)	€ 90 000	€ 99 113	€ 105 000
Liz Doherty (4)	€ 54 643	€ 93 038	€ 95 000
Hugh Farrington (5)	€ 95 000	€ 37 285	€ 0
Jean-Pierre Hansen (6)	€ 45 000	€ 0	€ 0
Bill McEwan (7)	€ 90 000	€ 93 038	€ 95 000
Didier Smits (8)	€ 80 000	€ 80 000	€ 32 438
Jack Stahl	€ 95 000	€ 101 075	€ 105 000
Baron Luc Vansteenkiste (9)	€ 90 000	€ 99 113	€ 96 082
Johnny Thijs (10)	€ 0	€ 54 677	€ 90 000
Pierre-Olivier Beckers (11)	€ 80 000	€ 80 000	€ 32 438
Patrick De Maeseneire (12)	€ 0	€ 0	€ 56 740
Dominique Leroy (13)	€ 0	€ 0	€ 53 753
TOTAL	**€ 1 065 714**	**€ 1 120 753**	**€ 1 166 451**

(1) Mr. Jansson joined the Board of Directors effective May 26, 2011 and became Chairman effective May 24, 2012

(2) Mrs. Ballard joined the Board of Directors effective May 24, 2012 and joined the Remuneration & Nomination ("R&N") Committee (now the Remuneration Committee) effective May 23, 2013

(3) Mr. de Vaucleroy joined the R&N Committee (now the Remuneration Committee) effective May 26, 2011 and became Chairman of the Governance and Nomination Committee effective May 22, 2014

(4) Mrs. Doherty joined the Board of Directors and the Audit Committee (now the Audit and Finance Committee) effective May 23, 2013

(5) Mr. Farrington became chairman of the R&N Committee (now the Remuneration Committee) effective May 24, 2012. Mr Farrington decided not to stand for a new renewal when his mandate expired at the Ordinary Shareholders' Meeting held on May 22, 2014

(6) Mr. Hansen joined the Board of Directors effective May 26, 2011, became member of the Audit Committee effective May24, 2012 and resigned from the Board of Directors effective June 30, 2013

(7) Mr. McEwan joined the Board effective May 26, 2011 and became member of the R&N Committee effective May 26, 2012 and Chairman of the Remuneration Committee effective May 22, 2014

(8) Mr. Smits decided not to stand for a new renewal when his mandate expired at the Ordina ry Shareholders' Meeting held on May 28, 2015

(9) Mr. Vansteenkiste became member of the Governance and Nomination Committee effective May 22, 2014

(10) Mr. Thijs joined the Board of Directors and became member of the Remuneration Committee effective May 22, 2014

(11) Mr. Beckers decided not to stand for a new renewal when his mandate expired at the Ordinary Shareholders' Meeting held on May 28, 2015

(12) Mr. De Maeseneire joined the Board of Directors and the Audit Committee (now the Audit and Finance Committee) effective May 28, 2015

(13) Mrs. Leroy joined the Board of Directors and the Governance and Nomination Committee effective May 28, 2015

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

Statements that are included or incorporated by reference in this Remuneration Report, other than statements of historical fact, which address activities, events and developments that Delhaize Group expects or anticipates will or may occur in the future are "forward-looking statements" within the meaning of the U.S. federal securities laws that are subject to risks and uncertainties. These forward-looking statements generally can be identified as statements that include phrases such as "guidance," "outlook," "projected," "believe," "target," "predict," "estimate," "forecast," "strategy," "may," "goal," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "should" or other similar words or phrases. Although such statements are based on current information, actual outcomes and results may differ materially from those projected depending upon a variety of factors. Delhaize Group disclaims any obligation to announce publicly any revision to any of the forward-looking statements contained in this Remuneration Report.

72 RISK FACTORS
Risk factors
THE FOLLOWING DISCUSSION REFLECTS BUSINESS RISKS THAT ARE EVALUATED BY DELHAIZE GROUP’S MANAGEMENT AND THE BOARD OF DIRECTORS. THIS SECTION SHOULD BE READ CAREFULLY IN RELATION TO DELHAIZE GROUP PROSPECTS AND THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS ANNUAL REPORT. ANY OF THE FOLLOWING RISKS COULD HAVE A MATERIAL ADVERSE EFFECT ON THE GROUP’S FINANCIAL CONDITION, RESULTS OF OPERATIONS OR LIQUIDITY AND COULD LEAD TO IMPAIRMENT LOSSES ON GOODWILL, INTANGIBLE ASSETS AND OTHER ASSETS. THERE MAY BE ADDITIONAL RISKS OF WHICH THE GROUP IS UNAWARE. THERE MAY ALSO BE RISKS THE GROUP NOW BELIEVES TO BE IMMATERIAL, BUT WHICH COULD EVOLVE TO HAVE A MATERIAL ADVERSE EFFECT. THE RISK FACTORS INCLUDED IN THE DISCUSSION BELOW ARE ONGOING DELHAIZE GROUP RISKS RELATED TO THE GROUP’S OPERATIONS. RISKS RELATED TO THE PROPOSED MERGER WITH KONINKLIJKE AHOLD N.V. “AHOLD” ARE INCLUDED AT THE END OF THIS DOCUMENT IN THE BOX “RISKS RELATED TO PROPOSED MERGER WITH AHOLD”.
STRATEGIC RISKS
Macro-economic Risk
Potential macro-economic risks facing Delhaize Group include a reduction in consumer spending, cost inflation or retail price deflation, and possible consequences of public spending cuts in Europe. General economic conditions such as unemployment rates, business conditions, interest rates, energy and fuel costs and tax rates could reduce consumer spending or change consumer purchasing habits. Weaker consumer spending can negatively impact profitability due to pressure on sales and margins. If labor costs and the cost of goods sold, which are the Group’s primary operating costs, increase above retail inflation rates, this could have an adverse effect on the Group’s profitability. Where possible, cost increases are recovered through retail price adjustments and increased operating efficiencies.
Delhaize Group is particularly susceptible to macroeconomic conditions in the U.S. In 2015, 66% of the Group’s revenues were generated in the U.S. (2014: 63%), where its stores are located on the East Coast. Consequently, the Group’s operations depend significantly upon the economic conditions in this area.
In the U.S., despite the slow pace of recovery, the economy is now stronger than it has been for several years. Healthy job growth, higher real wages and disposable income have led to a rise in consumer confidence. However, concerns about the effects of a global recession on the still-recovering economy could negatively impact consumer spending.
In Europe, in 2015, economic growth has fallen below expectations with interest rates continuing to remain low and deflation an increasing risk, especially in retail. This, together with low productivity growth, modest structural reforms and high levels of structural unemployment, may lead to reduced consumer spending. However, economic growth is likely to be boosted by the lagged impact of the significant decrease in oil prices, weakening currency, reversal of austerity, and improvement in lending flows.
In Greece and Serbia, further public spending cuts could put additional pressure on the subdued consumer spending, albeit stabilizing macro indicators point towards a gradual recovery and political stability. Furthermore, in Greece, Delhaize Group is exposed to the continued volatile and uncertain global macro environment following the sovereign debt crisis and decline in oil prices. This will likely continue to have an adverse impact on consumer spending and may cause the Company to impair assets and record lower contribution in operating results.
Expansion Risk
Delhaize Group’s ability to open new stores is dependent on purchasing or entering into leases on commercially reasonable terms, for properties that are suitable for its needs. If the Group fails to secure such properties on a timely basis, its growth may be impaired. Similarly, its business may be harmed if it is unable to renew leases on its existing stores on commercially acceptable terms.
Acquisition and Integration Risk
Delhaize Group may pursue acquisition opportunities in the food retail industry. Delhaize Group generally focuses on the acquisition of businesses operating the same or similar store formats in geographical areas where it currently operates or in adjacent areas. By acquiring other businesses, the Group will face risks related to the integration of these businesses. These risks include, but are not limited to, incurring significantly higher than anticipated financing costs and operating expenses, failing to assimilate the operations and personnel of acquired businesses, failing to install and integrate all necessary systems and controls, the loss of customers, entering markets where Delhaize Group has no or limited experience, the disruption of the Group’s ongoing business and the overburdening of Delhaize Group’s management resources. In addition, the realization of the anticipated benefits of an acquisition, store renovation, market renewal or store opening may take several years or may not occur at all. The above risks may also have a negative impact on goodwill recognized in the financial statements in connection with such acquisitions (see also Note 6 “Goodwill” in the Financial Statements). Acquisitions may, in general, place a significant strain on Delhaize Group’s management, operational, financial and other resources. The lack of suitable acquisition targets at acceptable prices also may limit the Group’s growth opportunities.
Divestiture Risk
Delhaize Group regularly evaluates the potential disposition of assets and businesses that may no longer help meet the Group’s objectives. When selling or disposing of assets or businesses, the Group may encounter difficulty in finding suitable buyers or developing alternative exit strategies on acceptable terms in a timely manner. Delhaize Group

DELHAIZE GROUP ANNUAL REPORT 2015 73
may also dispose of a business at a price or on terms that are less desirable than anticipated. In addition, the Group may experience greater dis-synergies than expected. After reaching an agreement with a buyer for the disposition of assets or a business, Delhaize Group is subject to the risk of reaching satisfactory closing conditions as well as to the risk of failing to obtain necessary regulatory and governmental approvals on acceptable terms, which, if not satisfied or obtained, may prevent the completion of the transaction. Dispositions may also involve continued financial commitments related to the divested business, such as through continuing service agreements, equity ownership, guarantees, indemnities or other financial obligations. The Company’s business or financial results may be negatively affected if divestitures are not successfully completed.
Risk Related to Competitive Activity
The food retail industry is competitive and characterized by narrow profit margins. Delhaize Group faces heavy competition from traditional supermarkets as well as hypermarkets, club stores, and other alternative formats. The Group’s profitability could be impacted by the pricing, purchasing, financing, advertising or promotional decisions made by these competitors. To the extent Delhaize Group reduces prices or increases expenses to support sales in the face of competition, its net income and cash generated from operations could be negatively impacted.
OPERATIONAL RISKS
Risk Related to Events of Exceptional Nature
Delhaize Group’s operations, assets and staff can be exposed to risks related to events of an exceptional nature including, but not limited to, severe weather, natural disasters, floods, terrorist attacks, hostage taking, political unrest, fire, power outages, information technology failures, food poisoning, health epidemics, and accidents. Such events could have a significant effect on the Group’s employees, its supply chain, stores and relationships with its customers, all of which can affect the Group’s financial condition, results of operations and cash flows. The Group continuously evaluates and addresses possible threats linked to external events and has taken measures, such as business continuity plans, where appropriate, to plan for such events. The effectiveness of the Group’s preventive measures in limiting financial losses will vary according to the nature and severity of any exceptional event, and the extent to which such losses may be recovered through the Group’s insurance coverage discussed below in “Insurance Risk.”
Risk Related to Social Actions
At the end of 2015, Delhaize Group had union representation in its operations in Belgium, the Grand-Duchy of Luxembourg, Romania, Greece and Serbia. In its U.S. operations, the Group has union representation in one of its nine distribution centers for which a collective bargaining agreement with the union is in effect until February 2018. Delhaize Group’s operations and results could be negatively affected by social actions initiated by trade unions or other parts of its workforce, in which event the Group cannot ensure that it would be able to adequately meet the needs of its customers, trading affiliates, and suppliers. This risk applies particularly to Belgium, where operational results have been impacted by the announcement of the Transformation Plan in June 2014 and potentially the U.S., given the merger announcement with Ahold.
Risk Related to Information Technology Systems
Delhaize Group’s operations are dependent on IT systems for many functions and processes. These systems have been developed and are maintained and operated by internal experts and/or external suppliers. Failure of these systems may cause disruptions in Delhaize Group’s operations, affecting sales, purchases and profitability. On a regular basis, Delhaize Group endeavors to update systems by industry leading standard packages and technologies. In addition, there are ongoing efforts to stabilize “legacy” systems in order to ensure the continuity of business operations.
Delhaize Group’s information systems, including back-up systems, can be subject to damage or interruption from power outages, computer and telecommunications failures, and security breaches. If the Group’s information systems cease to function properly, a significant investment to repair or replace them may be required, and interruptions in operations may be experienced in the interim. Any material interruption in the Group’s information systems and back-up systems may have a material adverse effect on the Delhaize Group’s financial condition, results of operations and cash flows.
If third parties are able to penetrate Delhaize Group’s network security or otherwise misappropriate customers’ personal information or credit or debit card information, or if third parties are given improper access to such customers’ information, the Group could be subject to claims from customers and other parties. This liability could, for instance, include fines, reimbursement of costs for re-issuing replacement cards and credit monitoring services as well as claims related to unauthorized purchases with credit card information, identity theft and other fraud-related claims. The Group’s information security measures are designed to minimize exposure to security breaches, but failure to prevent such breaches could subject the Group to liability, damage its reputation, and diminish the value of Delhaize Group’s brands.
Risk Related to Delhaize Group Affiliated Stores and Franchisees
Approximately 23% of the stores in the Delhaize Group’s sales network are affiliated or franchised. The operators of affiliated and franchised stores operate their stores as independent third parties. Although the Group attempts to properly select, train and support the operators of affiliated and franchised stores, the ultimate success and quality of any affiliated or franchised store rests with its operator. If the operators of the Group’s affiliated and franchised stores do not operate in a manner consistent with the Group’s standards, Delhaize Group’s image and reputation could be harmed, which could adversely affect the Group’s business and operating results. Also, failure to maintain a profitable business relationship or the eventual loss of a significant number of affiliated or franchised partners could have a negative impact on Delhaize Group’s financial results.

74 RISK FACTORS
Risk Related to Delhaize Group Suppliers
Significant disruptions in the operations of or in relationships with, vendors and suppliers could materially impact operations by disrupting store-level product availability or costs, resulting in reduced sales. The products that Delhaize Group sells are sourced from a wide variety of international and local suppliers in each of the regions where the Delhaize Group operates. The Group has committed to achieve certain goals related to the sustainable sourcing of products, and this sourcing may be impacted by elements outside of Delhaize Group’s control. Such factors may include political and economic instability in the countries in which suppliers are located, their financial situation and any other condition that may result in them not being able to continue to supply Delhaize Group. These factors affecting suppliers and access to products may result in limited product selection, thereby potentially impacting out of stock conditions and/or increased prices, which could adversely affect the Group’s operations and financial performance.
FINANCIAL RISKS
Delhaize Group has identified its principal financial risks as follows: (i) the ability to continuously fund its operations, (ii) adverse interest rate and currency movements, (iii) the credit quality of its financial counterparties, and (iv) the funding of its pension plans.
In order to cover identified and quantified market risks, Delhaize Group uses from time to time derivative financial instruments such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments.
Funding and Liquidity Risks
Funding and liquidity risks include the risks that the Group will encounter difficulty in raising financing and in meeting payment obligations when they come due. Delhaize Group manages this exposure by closely monitoring its liquidity resources, consisting of a combination of retained cash flows, bank facilities, long-term debt and leases, which are essential to fulfil working capital, capital expenditures and debt servicing requirements.
Delhaize Group operates an international cash-pooling structure in order to centralize cash on a daily basis wherever possible. At year-end 2015 the Group’s cash and cash equivalents amounted to €1.6 billion. Delhaize Group also monitors the amount of short-term funding, the mix of short-term funding to total debt and the availability of committed credit facilities in relation to the level of outstanding short-term debt (see Note 18.2 “Short-term Borrowings” in the Financial Statements).
At year-end 2015, the Group had committed and undrawn credit lines totaling €475 million. These credit lines consisted of a syndicated multicurrency credit facility of €400 million for the Company and certain of its subsidiaries including Delhaize America, LLC and €75 million of bilateral credit facilities for the European entities.
At December 31, 2015, the maturities of the committed credit facilities were as follows: €50 million maturing in 2016, €25 million maturing in 2017, and €400 million maturing in 2020.
Delhaize Group monitors the maturities of its outstanding debt in order to reduce refinancing risk. At December 31, 2015, the expected redemption values of the long-term debt through 2019 were €9 million in 2016, €158 million in 2017, €400 million in 2018 and €119 million in 2019 after the effect of cross-currency interest rate swaps.
Delhaize Group’s long-term issuer ratings from Standard & Poor’s and Moody’s are BBB (stable) and Baa3 (rating under review) respectively. These credit ratings are supported by cross-guarantee arrangements among Delhaize Group and substantially all of Delhaize Group’s U.S. subsidiaries, whereby the entities guarantee each other’s financial debt obligations. Delhaize Group leverages its investment grade credit rating to optimally refinance maturing debt.
As described in Notes 18.1 “Long-term Debt” and 18.2 “Short-term Borrowings” in the Financial Statements, the Group is subject to certain financial and non-financial covenants related to its long- and short-term debt instruments, which contain certain accelerated repayment terms that are detailed in these Notes.
Interest Rate Risk
Interest rate risk arises on interest-bearing financial instruments and represents the risk that the fair value or the associated interest cash flows of the underlying financial instrument will fluctuate because of future changes in market interest rates.
Delhaize Group’s interest rate risk management objectives are to reduce earnings volatility, to minimize interest expense over the long term, and to protect future cash flows from the impact of material adverse movements in interest rates.
Delhaize Group reviews its interest rate risk exposure on a quarterly basis and at the inception of any new financing operation. As part of its interest rate risk management activities, the Group may enter into interest rate swap agreements (see Note 19 “Derivative Financial Instruments and Hedging” in the Financial Statements). At the end of 2015, 88% of the financial debt after swaps of the Group carried a fixed interest rate (2014: 80.4%; 2013: 74.3%).
The sensitivity analysis presented in the following table estimates the impact on the financial results and equity (with all other variables held constant) of a parallel shift in the interest rate curve. The shift in that curve is based on the standard deviation of daily volatilities of the “Reference Interest Rates” (3-month Euribor and 3-month Libor) during the year, within a 95% confidence interval.

DELHAIZE GROUP ANNUAL REPORT 2015 • 75

Sensitivity to interest rate shifts[1]

CURRENCY	IMPACT ON FINANCIAL RESULTS[1]	IMPACT ON EQUITY
DECEMBER 31, 2015		
Euro	€0.07 million	-
U.S. dollar	€0.13 million	€2.1 million
Total	**€0.20 million**	**€2.1 million**
DECEMBER 31, 2014		
Euro	€0.04 million	-
U.S. dollar	€0.09 million	€0.4 million
Total	**€0.13 million**	**€0.4 million**
DECEMBER 31, 2013		
Euro	€0.11 million	-
U.S. dollar	€0.08 million	€0.2 million
Total	**€0.19 million**	**€0.2 million**

(1) Within a 95% confidence interval.

Currency Risk

Delhaize Group's foreign currency risk management objectives are to minimize the impact of currency fluctuations on the Group's income statement, cash flows and balance sheet, using foreign exchange contracts, including derivative financial instruments such as currency swaps and forward instruments (see Note 19 "Derivative Financial Instruments and Hedging" in the Financial Statements).

Translation exposure

Delhaize Group's consolidated financial statements are presented in euros. The results of operations and the financial position of each of Delhaize Group's entities whose functional currency is not the euro must be translated into euros at the applicable foreign currency exchange rate for inclusion in the Group's consolidated financial statements (see also Note 2.3 "Summary of Significant Accounting Policies" in the Financial Statements with respect to translation of foreign currencies).

Delhaize Group does not hedge this "translation exposure". However, the Group aims to minimize this exposure by funding the operations of Delhaize Group's entities in their functional currency, wherever feasible.

If the average U.S. dollar exchange rate had been 1 cent higher/lower and all other variables were held constant, the Group's net profit would have increased/decreased by €3 million in 2015 (€2 million in 2014 and €1 million in 2013), solely due to the translation of the financial statements denominated in U.S. dollars. The effect from the translation of the functional currency to the reporting currency of the Group does not affect the cash flows in local currencies.

In 2015, 75% of the Group's EBITDA was generated in U.S. dollars (77% and 64% in 2014 and 2013, respectively). At December 31, 2015, 63% of the Group's financial debt after cross-currency swaps was denominated in U.S. dollars (66% and 69% in 2014 and 2013, respectively).

Transaction exposure

The Group's exposure to fluctuations in foreign currency in its business operations is limited as operating companies' purchases and sales are primarily denominated in their functional currency.

The Group is exposed to foreign currency risks only on monetary items not denominated in the functional currency of the respective reporting entities, such as trade receivables and payables denominated in a foreign currency, financial assets classified as available for sale, derivatives, financial instruments not designated as hedge relationships and borrowings denominated in a foreign currency. If at December 31, 2015, the U.S. dollar had strengthened/weakened by 23% (estimate based on the standard deviation of daily volatilities of the Euro/U.S. dollar exchange rate during 2015 using a 95% confidence interval), the Group's net profit (all other variables held constant) would have been €13 million higher/lower (2014 and 2013: €5 million and €4 million higher/lower with a rate shift of 12% and 14%, respectively).

Credit and Counterparty Risks

Credit risk is the risk that one party to an agreement will cause a financial loss to another party by failing to discharge its obligation. Credit risk covers trade receivables, cash and cash equivalents, short-term deposits and derivative instruments.

In order to reduce its counterparty risk, Delhaize Group enters from time to time into netting agreements with counterparties whereby the amounts owed by the parties can and will be offset if certain conditions are met (see Note 10.2 "Offsetting of Financial Instruments" in the Financial Statements).

The credit risk on trade receivables relates mainly to the wholesale activity in Belgium. Although the Company covers part of this risk by entering into credit insurance policies with external insurers, most of the exposure is self-insured. In connection with the cash and cash equivalents, short-term deposits, and derivative instruments, Delhaize Group requires a minimum credit quality for its financial investments (see Notes 11 "Investments in Securities" and 14 "Receivables" in the Financial Statements for further details).

Delhaize Group requires a minimum short term rating of A1/P1 and a minimum long-term rating of A2/A for its deposit and investment transactions. Delhaize Group may deviate from this requirement from time to time for operational reasons.

The Group's exposure to changes in credit ratings of its counterparties is continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties. Counterparty risk is always assessed with reference to the aggregate exposure to a single counterparty or group of related parties to minimize concentration of risk.

Pension Plan Risk

Most operating companies of Delhaize Group have pension plans, the structures and benefits of which vary with conditions and practices in the countries where these companies operate. Pension benefits may be provided through defined contribution plans or defined benefit plans.

76 RISK FACTORS
A defined contribution plan is a post-employment benefit plan under which Delhaize Group and/or the associate pays fixed contributions usually to a separate entity. Under such a plan, there are no legal or constructive obligations to pay further contributions, regardless of the performance of the funds held to satisfy future benefit payments. The actual retirement benefits are determined by the value of the contributions paid and the subsequent performance of investments made with these funds. In Belgium, the defined contribution plans include a minimum guaranteed return, which is in part guaranteed by an external insurance company that receives and manages the contributions. These plans have some defined benefit plan features (as discussed further below) which may result in an underfunding due to the declining return of long-term low risk investments. Delhaize Group monitors to which extent a potential liability can arise from these plans and recognizes material exposures in its balance sheet, if any.
A defined benefit plan is a post-employment benefit plan which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service, compensation and/or guaranteed returns on contributions.
Delhaize Group operates defined benefit plans at several of its companies and approximately 20% of Delhaize Group’s associates were covered by defined benefit plans at the end of 2015.
If, at the balance sheet date, the fair value of the plan assets of a defined benefit plan, are lower than the defined benefit obligations (determined based on actuarial assumptions), the Group would bear a theoretical “underfunding risk” at that moment in time. At the end of 2015, Delhaize Group recognized a net liability of €127 million (2014: €135 million; 2013: €117 million) to cover such underfunding.
Details on pension plans at Delhaize Group and its subsidiaries can be found in Note 21.1 “Pension Plans” in the Financial Statements.
Insurance Risk
The Group manages its insurable risk through a combination of external insurance coverage and self-insurance. Delhaize Group uses captive self-insurance program to provide flexibility and optimize costs. In deciding whether to purchase external insurance or self-insure, the Group considers the frequency and severity of losses, its experience in mitigating risk through safety and other internal risk prevention programs, the cost and terms of external insurance, and whether external insurance coverage is mandatory.
The main risks covered by Delhaize Group’s insurance programs are property, liability and healthcare. Delhaize America uses a captive structure for its self-insured retention programs for its workers’ compensation, general liability, automotive accident, and pharmacy claims.
In the event of a substantial loss there is a risk that external insurance coverage or self-insurance reserves may not be sufficient to cover the loss. Although the Group assesses an external insurer’s financial strength at the time we purchase insurance coverage, it is possible that the financial condition of the insurer may deteriorate over time in which case it may be unable to meet its obligation to pay a loss. It is possible that Delhaize Group, due to changes in financial or insurance markets, will be unable to continue to purchase certain insurance coverages on commercially reasonable terms.
Reserves for self-insured retentions are based upon actuarial estimates of claims reported and claims incurred but not reported. Delhaize Group believes these estimates are reasonable, however these estimates are subject to a high degree of variability and uncertainty caused by such factors as future interest and inflation rates, future economic conditions, litigation and claims settlement trends, legislative and regulatory changes, changes in benefit levels and the frequency and severity of incurred but not reported claims. It is possible that the final resolution of some claims may require Delhaize Group to make significant expenditures in excess of existing reserves.
Self-insurance provisions of €161 million are included as a liability on the balance sheet as of December 31, 2015. More information on self-insurance can be found in Note 20.2 “Self- Insurance Provisions” and related investments held to cover the self-insurance exposure are included in Note 11 “Investments in Securities” to the Financial Statements.
If external insurance is not sufficient to cover losses or is not collectable, or if self-insurance expenditures exceed existing reserves, the Group’s financial condition and results of operation may be adversely affected.
COMPLIANCE AND REGULATORY RISKS
Litigation Risk
From time to time, Delhaize Group is involved in legal actions, including matters involving personnel and employment issues, personal injury, antitrust claims, product liability claims, environment liability claims, contract claims and other proceedings arising in the ordinary course of business. The Group regularly reviews its exposure to the claims and litigation arising in the normal course of operations. It recognizes a provision when it has a present obligation as a result of a past event, it is probable that an outflow of economic resources will be required to settle the obligation, and the amount of such obligation can be reliably estimated. As of December 31, 2015 the Group believes that it has made adequate provisions for such exposures. Any litigation, however, involves risk and unexpected outcomes could result in an adverse effect on the Group’s financial statements. More information on pending litigation can be found in Note 34 “Contingencies” in the Financial Statements.
Regulatory Risk
Delhaize Group is subject to federal, regional, state, and local laws and regulations in each country in which it operates relating to, among others, zoning, land use, antitrust restrictions, work place safety, public health and safety, environmental protection, community right-to- know, information security and data protection, alcoholic beverage and tobacco sales, and pharmaceutical sales. A number of jurisdictions regulate the licensing of supermarkets, including retail alcoholic beverage licenses. In certain jurisdictions, Delhaize Group is prohibited from selling alcoholic beverages in its stores. Employers are also subject to laws governing their relationship with associates, including minimum

DELHAIZE GROUP ANNUAL REPORT 2015 77
wage requirements, overtime, working conditions, disabled access and work permit requirements. Compliance with, or changes in, these laws could reduce the revenues and profitability of the Group’s stores and could affect its business, financial condition, or results of operations. The Group is subject to a variety of antitrust and similar legislation in the countries in which it operates. In a number of geographies, the Group has a large number of stores which may make future significant acquisitions more difficult. In addition, Delhaize Group is subject to legislation in many of the jurisdictions in which it operates relating to unfair competitive practices and similar behavior. Delhaize Group has been subject to and may in the future be subject to allegations of, or further regulatory investigations or proceedings into, such practices. Such allegations, investigations or proceedings (irrespective of merit), may require the Group to devote significant management resources to defending itself against such allegations. In the event that such allegations are proven, Delhaize Group may be subject to significant fines, damages, awards and other expenses, and its reputation may be harmed.
Delhaize Group actively strives to ensure compliance with all laws and regulations to which it is subject. The Guide for Ethical Business Conduct that replaced the former Code of Conduct was implemented in 2010 and revised in January 2015. Policies have been adopted to further support its compliance program. In addition anti-fraud and other appropriate training is being implemented throughout the Group.
Product Liability Risk
The packaging, marketing, distribution and sale of food products entail an inherent risk of exposure to claims for product liability and product recall. Such products may contain contaminants that may be inadvertently distributed by Delhaize Group. These contaminants may, in certain cases, result in illness, injury or death. As a consequence, Delhaize Group has an exposure to product liability claims. The Group purchases insurance to cover such risk. However, if a product liability claim is successful, the Group’s insurance may not be adequate to cover all liabilities it may incur, and it may not be able to continue to maintain such insurance or obtain comparable insurance at a reasonable cost. In addition, even if a product liability claim is not successful or is not fully pursued, the negative publicity surrounding any assertion that the Group’s products caused illness or injury could affect the Group’s reputation, its business, financial condition and results of operations. Delhaize Group is committed to providing its customers with safe food products. The Group has food safety guidelines and policies in place in each country where it operates, and they are vigorously followed.
Risk of Environmental Liability
Delhaize Group is subject to laws and regulations that govern activities that may have adverse environmental effects. Delhaize Group may be responsible for the remediation of such environmental conditions and may be subject to associated liabilities relating to its stores and the land on which its stores, warehouses and offices are located, regardless of whether the Group leases, subleases or owns the stores, warehouses or land in question and regardless of whether such environmental conditions were created by the Group or by a prior owner or tenant. The
Group has put in place control procedures at its operating companies to identify, prioritize and resolve adverse environmental conditions.
Risk Related to Internal Controls
Delhaize Group routinely assesses the quality and effectiveness of its internal controls. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. If the Group fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved controls, or if it experiences difficulties in the implementation of internal controls, the Group’s business and operating results could be harmed, and it could fail to meet its reporting obligations.
As a company filing financial reports under U.S. law, Delhaize Group is required to meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, which requires management and the Statutory Auditor to report on their assessment of the effectiveness of the Group’s internal control over financial reporting.
The Group’s 2014 annual report filed on Form 20-F includes management’s conclusion that the Group’s internal control over financial reporting is effective as of December 31, 2014. In the same Form 20-F, the Statutory Auditor concluded that the Group maintained, in all material respects, effective control over financial reporting as of December 31, 2014.
Tax Audit Risk
Delhaize Group is regularly audited in the various jurisdictions in which it does business, which it considers to be part of its ongoing business activity. While the ultimate outcome of these audits is not certain, Delhaize Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for potential exposures. Unexpected outcomes as a result of these audits could adversely affect Delhaize Group’s financial statements. For more information on tax audits in jurisdictions where we conduct business, see Note 34 “Contingencies” in the Financial Statements.

78 RISK FACTORS
RISKS RELATED TO PROPOSED MERGER WITH AHOLD
REGULATORY RISK
Before the merger may be completed, any waiting period (or extension thereof) applicable to the merger must have expired or been terminated, and any approvals, consents or clearances required in connection with the merger must have been received, in each case, under the HSR Act and under applicable antitrust laws of the EU and/or, in the case of a referral by the European Commission, the relevant EU member state, the Republic of Serbia and the Republic of Montenegro. On July 31, 2015 and September 7, 2015, Delhaize and Ahold received antitrust clearance in the Republic of Serbia and in the Republic of Montenegro, respectively. On October 22, 2015, the European Commission referred the review of the merger to the Belgian Competition Authority. In deciding whether to grant the required antitrust approval, consent or clearance, the FTC, in the United States, and the Belgian Competition Authority, in Belgium, will consider the effects of the merger on competition within their respective jurisdictions. The consummation of the merger might be delayed due to the time required to fulfill the second request or other requests for information by the relevant regulatory authorities. The terms and conditions of any antitrust approvals, consents and clearances that are ultimately granted may impose conditions, terms, obligations or restrictions, on the conduct of the combined company’s business. There can be no assurance that regulatory authorities will not impose unanticipated conditions, terms, obligations or restrictions and that, to the extent any such conditions, terms, obligations or restrictions are imposed, such conditions, terms, obligations or restrictions will not have the effect of delaying the consummation of the merger or imposing additional material costs on, or materially limiting, the revenues of the combined company following the consummation of the merger. In addition, neither Delhaize nor Ahold can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger.
OTHER CONDITIONS TO COMPLETING MERGER
In addition to the required antitrust approvals, consents or clearances, the consummation of the merger is subject to a number of other conditions set forth in the merger agreement, some of which are beyond Delhaize’s and Ahold’s control and any of which may prevent, delay or otherwise materially adversely affect the consummation of the merger. The consummation of the merger is conditioned upon, among other conditions, the receipt of the requisite approvals of Delhaize’s and Ahold’s respective shareholders, the absence, withdrawal, resolution or lifting of any opposition by an Ahold creditor and the absence of any order, injunction, judgment, decree or other action by a governmental entity which would prohibit or make illegal the consummation of the merger in accordance with the terms of the merger agreement. Delhaize cannot predict whether or when these other conditions will be satisfied.
POSSIBLE DISRUPTION OF DELHAIZE’S BUSINESS
Parties with which Delhaize or its subsidiaries do business may experience uncertainty associated with the merger and related transactions, including with respect to current or future business relationships with Delhaize, its subsidiaries or the combined company. The business relationships of Delhaize or its subsidiaries may be subject to disruption as customers, suppliers and other persons with whom Delhaize or its subsidiaries have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Delhaize or its subsidiaries, as applicable, or consider entering into business relationships with parties other than Delhaize, its subsidiaries or the combined company. The circumstances described could have an adverse effect on the operating results, cash flows and financial position of Delhaize. The risk, and adverse effect, of any disruption could be exacerbated by a delay in the consummation of the merger or termination of the merger agreement.
ATTRITION RISK OF MANAGEMENT PERSONNEL OR OTHER KEY EMPLOYEES OF DELHAIZE
Delhaize depends on the experience and industry knowledge of its officers and other key employees to execute its business plans. Current and prospective employees of Delhaize may experience uncertainty about their roles within the combined company following the consummation of the merger, which may have an adverse effect on the ability of Delhaize to attract or retain key management and other key personnel. Attrition risk is primarily noted within the Group Support Office in Brussels and office locations within the U.S. We have evaluated the current potential attrition risk as relatively moderate and believe current long-term incentive mechanisms and internal communication processes are sufficient to maintain this risk at an acceptable level.

DELHAIZE GROUP ANNUAL REPORT 2015 79
Financial statements
80 CONSOLIDATED BALANCE SHEET
82 CONSOLIDATED INCOME STATEMENT
83 CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
84 CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
86 CONSOLIDATED STATEMENT OF CASH FLOWS
87 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
87 1. General Information
87 2. Significant Accounting Policies 101 3. Segment Information
105 4. Business Combinations and Acquisition of Non-controlling Interests 105 5. Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations 108 6. Goodwill 111 7. Intangible Assets 113 8. Property, Plant and Equipment 116 9. Investment Property 117 10. Categorization and Offsetting of Financial Instruments 123 11. Investments in Securities 123 12. Other Financial Assets 123 13. Inventories 124 14. Receivables 125 15. Cash and Cash Equivalents 126 16. Equity 129 17. Dividends 130 18. Financial Liabilities 136 19. Derivative Financial Instruments and Hedging 139 20. Provisions 142 21. Employee Benefits 153 22. Income Taxes 155 23. Accrued Expenses 155 24. Expenses from Continuing Operations by Nature 155 25. Cost of Sales 156 26. Employee Benefit Expenses 156 27. Other Operating Income 156 28. Other Operating Expenses 157 29. Financial Result 158 30. Net Foreign Exchange Losses (Gains) 158 31. Earnings Per Share (“EPS”) 159 32. Related Party Transactions 160 33. Commitments 161 34. Contingencies and Financial Guarantees 161 35. Subsequent Events 162 36. Announced intention to merge with Royal Ahold 164 37. List of Consolidated Companies and Joint Ventures
167 SUPPLEMENTARY INFORMATION 171 HISTORICAL FINANCIAL OVERVIEW 172 CERTIFICATION OF RESPONSIBLE PERSONS 173 REPORT OF THE STATUTORY AUDITOR
175 SUMMARY STATUTORY ACCOUNTS OF DELHAIZE GROUP SA/NV

80 • FINANCIAL STATEMENTS

Consolidated Balance Sheet

Assets

(in millions of €)	Note	2015	2014	2013
Goodwill	6	3 465	3 147	2 959
Intangible assets	7	800	763	732
Property, plant and equipment	8	4 386	4 015	3 973
Investment property	9	97	84	100
Investments accounted for using the equity method	37.2	36	30	24
Investment in securities	11	—	8	8
Other financial assets	12	44	21	21
Deferred tax assets	22	81	46	71
Derivative instruments	10.2, 19	9	9	1
Other non-current assets		32	49	41
Total non-current assets		8 950	8 172	7 930
Inventories	13	1 476	1 399	1 353
Receivables	14	640	623	618
Income tax receivables		33	3	4
Investment in securities	11	176	149	126
Other financial assets	12	55	18	25
Derivative instruments	10.2, 19	—	2	40
Prepaid expenses		88	72	70
Other current assets		31	29	29
Cash and cash equivalents	15	1 579	1 600	1 149
		4 078	3 895	3 414
Assets classified as held for sale	5.2	4	60	250
Total current assets		4 082	3 955	3 664
Total assets		**13 032**	**12 127**	**11 594**

DELHAIZE GROUP ANNUAL REPORT 2015 • 81

Liabilities and Equity

(in millions of €)	Note	2015	2014	2013
Share capital	16	52	51	51
Share premium	16	2 932	2 838	2 814
Treasury shares	16	(53)	(63)	(66)
Retained earnings	16	3 801	3 606	3 675
Other reserves	16	(73)	(68)	(55)
Cumulative translation adjustments	16	(491)	(917)	(1 351)
Shareholders' equity		6 168	5 447	5 068
Non-controlling interests	16	3	6	5
Total equity		**6 171**	**5 453**	**5 073**
Long-term debt	18.1	1 949	2 201	2 011
Obligations under finance leases	18.3	480	475	496
Deferred tax liabilities	22	404	302	443
Derivative instruments	10.2, 19	71	26	8
Provisions	20, 21	381	432	355
Other non-current liabilities		65	58	64
Total non-current liabilities		3 350	3 494	3 377
Long-term debt - current portion	18.1	10	1	228
Obligations under finance leases	18.3	75	69	59
Derivative instruments	10.2, 19	—	—	3
Provisions	20, 21	175	188	90
Bank overdrafts		—	—	4
Income taxes payable		44	77	44
Accounts payable		2 510	2 112	1 993
Accrued expenses	23	495	525	526
Other current liabilities		202	168	139
		3 511	3 140	3 086
Liabilities associated with assets held for sale	5.2	—	40	58
Total current liabilities		3 511	3 180	3 144
Total liabilities		**6 861**	**6 674**	**6 521**
Total liabilities and equity		**13 032**	**12 127**	**11 594**

82 • FINANCIAL STATEMENTS

Consolidated Income Statement

(in millions of €)	Note	2015	2014	2013
Revenues		**24 395**	**21 361**	**20 593**
Cost of sales	24, 25	(18 473)	(16 222)	(15 579)
Gross profit		**5 922**	**5 139**	**5 014**
Gross margin		*24.3%*	*24.1%*	*24.3%*
Other operating income	27	115	119	127
Selling, general and administrative expenses	24	(5 170)	(4 503)	(4 347)
Other operating expenses	28	(171)	(332)	(257)
Operating profit		**696**	**423**	**537**
Operating margin		*2.9%*	*2.0%*	*2.6%*
Finance costs	29.1	(240)	(188)	(193)
Income from investments	29.2	4	16	9
Share of results of joint venture equity accounted	37.2	6	4	4
Profit before taxes and discontinued operations		**466**	**255**	**357**
Income tax expense	22	(97)	(66)	(85)
Net profit from continuing operations		**369**	**189**	**272**
Result from discontinued operations (net of tax)	5.3	(2)	(99)	(90)
Net profit		**367**	**90**	**182**
Net profit attributable to non-controlling interests		1	1	3
Net profit attributable to equity holders of the Group (Group share in net profit)		366	89	179

(in €)				
Earnings per share	31			
Basic				
Group share in net profit from continuing operations		3.59	1.85	2.65
Group share in net profit		3.57	0.88	1.77
Diluted				
Group share in net profit from continuing operations		3.56	1.84	2.64
Group share in net profit		3.54	0.87	1.76

(in thousands)				
Weighted average number of shares outstanding				
Basic		102 647	101 434	101 029
Diluted		103 630	101 937	101 567

DELHAIZE GROUP ANNUAL REPORT 2015 83
Consolidated Statement of Comprehensive Income
(in millions of €) Note 2015 2014 2013
Net profit 367 90 182
Remeasurement of defined benefit liability (asset) 3 (14) 11
Tax (expense) benefit — 4 (4)
Remeasurement of defined benefit liability (asset), net of tax 16, 21 3 (10) 7
Total items that will not be reclassified to profit or loss 3 (10) 7
Deferred gain (loss) on discontinued cash flow hedge — — —
Reclassification adjustment to net profit — — 1
Tax (expense) benefit — — (1)
Deferred gain (loss) on discontinued cash flow hedge, net of tax 16, 19 — — —
Unrealized gain (loss) on financial assets available for sale (2) 4 (6)
Reclassification adjustment to net profit — — —
Tax (expense) benefit — (1) 1
Unrealized gain (loss) on financial assets available for sale, net of tax 16 (2) 3 (5)
Exchange gain (loss) on translation of foreign operations 420 433 (170)
Reclassification adjustment to net profit — (5) (1)
Exchange gain (loss) on translation of foreign operations 16 420 428 (171)
Total items that are or may be reclassified subsequently to profit or loss 418 431 (176)
Other comprehensive income 421 421 (169)
Attributable to non-controlling interests — — —
Attributable to equity holders of the Group 421 421 (169)
Total comprehensive income for the year 788 511 13
Attributable to non-controlling interests 16 1 1 3
Attributable to equity holders of the Group 787 510 10

84 • FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

(in millions of €, except number of shares)

	Attributable to Equity Holders of the Group												
	Issued Capital			Treasury Shares			Other Reserves						
	Number of Shares	Amount	Share Premium	*Number of Shares*	Amount	Retained Earnings	Discontinued Cash Flow Hedge Reserve	Available for sale Reserve	Remeas. of Defined Benefit Liability Reserve	Cumulative Translation Adjustment	Share-holders' Equity	Non-controlling Interests	Total Equity
Balances at Jan. 1, 2013	***101 921 498***	**51**	**2 791**	***1 044 135***	**(59)**	**3 638**	**(9)**	**—**	**(50)**	**(1 178)**	**5 184**	**2**	**5 186**
Other comprehensive income	—	—	—	—	—	—	1	(5)	8	(173)	(169)	—	(169)
Net profit	—	—	—	—	—	179	—	—	—	—	179	3	182
Total comprehensive income for the period	**—**	**—**	**—**	**—**	**—**	**179**	**1**	**(5)**	**8**	**(173)**	**10**	**3**	**13**
Capital increases	*528 072*	—	16	—	—	—	—	—	—	—	16	—	16
Treasury shares purchased	—	—	—	*328 924*	(15)	—	—	—	—	—	(15)	—	(15)
Treasury shares sold upon exercise of employee stock options	—	—	(7)	*(172 116)*	8	—	—	—	—	—	1	—	1
Excess tax benefit (deficiency) on employee stock options and restricted stock units	—	—	3	—	—	—	—	—	—	—	3	—	3
Tax payment for restricted stock units vested	—	—	(5)	—	—	—	—	—	—	—	(5)	—	(5)
Share-based compensation expense	—	—	16	—	—	—	—	—	—	—	16	—	16
Dividend declared	—	—	—	—	—	(142)	—	—	—	—	(142)	—	(142)
Balances at Dec. 31, 2013	***102 449 570***	**51**	**2 814**	***1 200 943***	**(66)**	**3 675**	**(8)**	**(5)**	**(42)**	**(1 351)**	**5 068**	**5**	**5 073**
Other comprehensive income	—	—	—	—	—	—	(1)	2	(14)	434	421	—	421
Net profit	—	—	—	—	—	89	—	—	—	—	89	1	90
Total comprehensive income for the period	**—**	**—**	**—**	**—**	**—**	**89**	**(1)**	**2**	**(14)**	**434**	**510**	**1**	**511**
Capital increases	*369 483*	—	14	—	—	—	—	—	—	—	14	—	14
Treasury shares purchased	—	—	—	*190 139*	(10)	—	—	—	—	—	(10)	—	(10)
Treasury shares sold upon exercise of employee stock options	—	—	(2)	*(275 988)*	13	—	—	—	—	—	11	—	11

DELHAIZE GROUP ANNUAL REPORT 2015 • 85

Excess tax benefit (deficiency) on employee stock options and restricted stock units	—	—	1	—	—	—	—	—	—	—	1	—	1
Tax payment for restricted stock units vested	—	—	(1)	—	—	—	—	—	—	—	(1)	—	(1)
Share-based compensation expense	—	—	12	—	—	—	—	—	—	—	12	—	12
Dividend declared	—	—	—	—	—	(158)	—	—	—	—	(158)	—	(158)
Balances at Dec. 31, 2014	***102 819 053***	**51**	**2 838**	***1 115 094***	**(63)**	**3 606**	**(9)**	**(3)**	**(56)**	**(917)**	**5 447**	**6**	**5 453**
Other comprehensive income	—	—	—	—	—	—	(1)	(2)	(2)	426	421	—	421
Net profit	—	—	—	—	—	366	—	—	—	—	366	1	367
Total comprehensive income for the period	—	—	—	—	—	**366**	**(1)**	**(2)**	**(2)**	**426**	**787**	**1**	**788**
Capital increases	*1 185 899*	1	74	—	—	—	—	—	—	—	75	—	75
Treasury shares purchased	—	—	—	*341 192*	(23)	—	—	—	—	—	(23)	—	(23)
Treasury shares sold upon exercise of employee stock options	—	—	4	*(646 671)*	33	—	—	—	—	—	37	—	37
Excess tax benefit (deficiency) on employee stock options and restricted stock units	—	—	8	—	—	—	—	—	—	—	8	—	8
Tax payment for restricted stock units vested	—	—	(1)	—	—	—	—	—	—	—	(1)	—	(1)
Share-based compensation expense	—	—	9	—	—	—	—	—	—	—	9	—	9
Dividend declared	—	—	—	—	—	(165)	—	—	—	—	(165)	—	(165)
Purchase of non-controlling interests	—	—	—	—	—	(6)	—	—	—	—	(6)	(4)	(10)
Balances at Dec. 31, 2015	***104 004 952***	**52**	**2 932**	***809 615***	**(53)**	**3 801**	**(10)**	**(5)**	**(58)**	**(491)**	**6 168**	**3**	**6 171**

86 • FINANCIAL STATEMENTS

Consolidated Statement of Cash Flows

(in millions of €)	Note	2015	2014	2013
Operating activities				
Net profit attributable to equity holders of the Group (Group share in net profit)		366	89	179
Net profit attributable to non-controlling interests		1	1	3
Adjustments for:				
Share of results of joint venture equity accounted		(6)	(4)	(4)
Depreciation and amortization		666	593	599
Impairment losses	28	30	306	231
Allowance for losses on accounts receivable	14	10	8	15
Share-based compensation	21.3	9	12	16
Income taxes	22	86	18	60
Finance costs		241	198	211
Income from investments		(3)	(25)	(10)
Other non-cash items		8	(3)	(8)
Changes in operating assets and liabilities:				
Inventories		31	77	(75)
Receivables		(17)	(3)	(1)
Prepaid expenses and other assets		(13)	(1)	(12)
Accounts payable		291	65	163
Accrued expenses and other liabilities		(40)	9	115
Provisions		(111)	116	(3)
Interest paid		(185)	(188)	(198)
Interest received		19	13	12
Income taxes paid		(109)	(134)	(108)
Net cash provided by operating activities		**1 274**	**1 147**	**1 185**
Investing activities				
Business acquisitions, net of cash and cash equivalents acquired	4.1	(11)	(20)	13
Business disposals, net of cash and cash equivalents disposed	5.1	16	167	15
Purchase of tangible assets (capital expenditures)	8, 9	(703)	(528)	(486)
Purchase of intangible assets (capital expenditures)	7	(71)	(78)	(79)
Sale of tangible and intangible assets		18	68	33
Sale and maturity of (investment in) debt securities, net		(3)	(2)	(43)
Sale and maturity of (investment in) term deposits, net		(4)	9	(13)
Sale and maturity (purchase) of other financial assets		(33)	1	(12)
Net cash used in investing activities		**(791)**	**(383)**	**(572)**
Financing activities				
Proceeds from the exercise of share warrants and stock options	16	111	24	12
Purchase of treasury shares	16	(23)	(10)	(15)
Purchase of non-controlling interests	4.2	(12)	—	—
Dividends paid	17	(165)	(158)	(142)
Escrow maturities		1	—	—
Borrowing under long-term loans		3	11	7
Debt repurchase transaction costs	18.1	(40)	—	—
Repayment of long-term loans	18.1	(402)	(225)	(168)
Repayment of lease obligations	18.3	(67)	(54)	(52)
Settlement of derivative instruments	19	4	29	(1)
Net cash used in financing activities		**(590)**	**(383)**	**(359)**
Effect of foreign currency translation		86	72	(28)
Net increase (decrease) in cash and cash equivalents		**(21)**	**453**	**226**
Cash and cash equivalents at beginning of period	15	1 600	1 147[(1)]	921
Cash and cash equivalents at end of period	15	1 579	1 600	1 147[(1)]

(1) Includes €2 million in assets classified as held for sale, net of €4 million of bank overdrafts.

DELHAIZE GROUP ANNUAL REPORT 2015 87
Notes to the Consolidated Financial Statements
1. General Information
The principal activity of Delhaize Group (also referred to, with its consolidated entities, except where the context otherwise requires, as “we”, “us”, “our”, “the Group” and “the Company”) is the operation of food supermarkets through company-operated, affiliated and franchised stores. Affiliated stores are stores with a Delhaize Group banner that are operated by independent third parties to whom we sell our products at wholesale prices. The Group’s store network also includes other store formats such as proximity, cash and carry and specialty stores. The Company is present in seven countries on three continents.
The Company is a limited liability company incorporated and domiciled in Belgium, with its shares listed on NYSE Euronext Brussels and on the New York Stock Exchange (“NYSE”), under the symbols “DELB” and “DEG”, respectively.
The consolidated financial statements for the year ended December 31, 2015, as presented in this annual report, were prepared under the responsibility of the Board of Directors and authorized for issue by the Board of Directors on March 2, 2016, subject to approval of the statutory non-consolidated financial statements by the shareholders at the Ordinary General Meeting to be held on May 26, 2016. In compliance with Belgian law, the consolidated financial statements will be presented for information purposes to the shareholders of Delhaize Group at the same meeting. The consolidated financial statements are not subject to amendment except conforming changes to reflect decisions, if any, of the shareholders with respect to the statutory non—consolidated financial statements affecting the consolidated financial statements.
2. Significant Accounting Policies
2.1 Basis of Preparation
The consolidated financial statements comprise the financial statements of Delhaize Group and its subsidiaries as of December 31, 2015 except for the U.S. subsidiaries for which the fiscal year ends the Saturday closest to December 31. Consequently, the consolidated results of Delhaize Group for 2015, 2014 and 2013 include the results of operations of its U.S. subsidiaries for the 52 weeks ended January 2, 2016, 53 weeks ended January 3, 2015 and 52 weeks ended December 28, 2013.
Delhaize Group’s consolidated financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), and as adopted by the European Union (EU). Currently, the only difference between the effective IFRS as issued by the IASB and as adopted by the EU relates to certain paragraphs of IAS 39 Financial Instruments: Recognition and Measurement, which are not mandatorily applicable in the EU (so-called “carve-out”). Delhaize Group is not affected by the carve-out and therefore for the Group there is no difference between the effective IFRS as issued by the IASB and adopted by the EU. We further refer to the disclosures made in connection with the “Initial Application of New, Revised or Amended IASB Pronouncements” in Note 2.2 and “Standards and Interpretations Issued but not yet Effective” in Note 2.5.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.
These financial statements have been prepared under the historical cost convention except for derivative financial instruments, available for sale financial assets and financial liabilities being part of a designated fair value hedge relationship that have been measured at fair value, as disclosed in the corresponding notes. Assets and disposal groups classified as held for sale have been measured at the lower of carrying amount and fair value less costs to sell. Finally, with respect to defined benefit pension plans, net defined benefit (assets) liabilities have been measured at the present value of the defined benefit obligation less the fair value of the plan assets, as explained in Note 21.1.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, at the measurement date, in the principal (or in the absence thereof most advantageous) market. The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.
A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.
The Group uses valuation techniques that are appropriate for the relevant circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to their fair value measurement as a whole:

88 FINANCIAL STATEMENTS
Level 1 – Quoted (unadjusted) market prices in active markets for identical assets or liabilities;
Level 2 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable; Level 3 – Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.
For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.
The Group has established detailed procedures in connection with acquisition or disposal of non-financial assets and related valuations. Above a certain threshold, the valuation process is centrally led by the Group’s internal valuation teams, with the final valuation requiring Group CEO and in certain cases Board of Directors approval. In this process, external experts can be appointed to support the valuation, which is decided on a case-by-case basis. The Group gives prominence to using valuation techniques based on the income approach (e.g.: discounted cash-flow) and uses other techniques, like market approach, as supporting or benchmarking tools.
Fair value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed are summarized in the respective individual notes.
2.2 Initial Application of New, Revised or Amended IASB Pronouncements
The accounting policies adopted are consistent with those of the previous financial year except for the following new, amended or revised IASB pronouncements that have been adopted as of January 1, 2015:
Amendments to IAS 19 Defined Benefit Plans: Employee Contributions; Annual Improvements 2010 – 2012 and 2011 – 2013 Cycles.
The adoption of these new, amended or revised pronouncement did not have a significant impact on the presentation of the financial statements or performance of the Group.
2.3 Summary of Significant Accounting Policies
The principal accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied for all financial years presented except as explained in Note 2.2.
In the event of the presentation of discontinued operations, the comparative income statement is re-presented as if the operation presented as discontinued operations during the period had been discontinued from the start of the comparative period (see Note
5.3).
Principles of Consolidation
The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances. Subsidiaries are fully consolidated, while investments in joint ventures are accounted for using the equity method. Accounting policies of subsidiaries and joint ventures have been adjusted, where necessary, to ensure consistency with the Group policies.
Investments in subsidiaries: Subsidiaries are all entities—including structured entities—over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date such control ceases. The Group re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to the elements of control. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full.
Non-controlling interests represent the portion of profit or loss and net assets that is not held by the Group and are presented separately in the consolidated income statement and within equity in the consolidated balance sheet, separately from the parent shareholders’ equity.
Transactions with non-controlling interests that do not result in loss of control are accounted for as transactions between shareholders and therefore have no impact on profit or loss (this applies also to related acquisition costs) nor on goodwill. The difference between fair value of any consideration received or paid and the relevant share acquired or disposed of the carrying value of net assets of the subsidiary is recorded directly in retained earnings.
The list of all subsidiaries of the Group is presented in Note 37.

DELHAIZE GROUP ANNUAL REPORT 2015 89
Investments in joint ventures: A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent.
Investments in joint ventures are accounted for using the equity method. Under this method, interests in joint ventures are initially recognized at cost, including transaction costs. The carrying amount of the investment is adjusted to recognize changes in the Group’s share of net assets of the joint ventures following the acquisition date. Goodwill relating to the joint venture is included in the carrying amount of the investment and is neither amortized nor individually tested for impairment. The consolidated income statement reflects the Group’s share of the results of operations of the joint venture. Any change in other comprehensive income of the joint venture is presented as part of the Group’s other comprehensive income. In addition, when there has been a change recognized directly in the equity of a joint venture, the Group recognizes its share of any changes, when applicable, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and its joint ventures are eliminated to the extent of the interest in each joint venture. The aggregate of the Group’s share of profit or loss (after tax) of its joint ventures is shown on the face of the consolidated income statement outside operating profit.
After application of the equity method, the Group determines whether it is necessary to recognize an impairment loss on its investment in joint ventures. If there is an objective evidence of impairment, the Group calculates the amount of impairment as the difference between the recoverable amount of a joint venture and its carrying amount and recognizes any loss as “Share of results of joint venture equity accounted” in profit or loss.
Upon loss of joint control over a joint venture, the Group measures and recognizes any retained investment at its fair value. Any difference between the carrying amount of a joint venture upon loss of joint control and the fair value of the retained investment and proceeds from disposal is recognized in profit or loss.
The Group has assessed its rights and obligations in connection with its investment in Super Indo and has classified it as joint venture (see Note 37).
Investments in associates: The Group currently holds no investments in entities over which Delhaize Group has significant influence, but no control or joint control (“associates”).
Business Combinations and Goodwill
Business combinations are accounted for using the acquisition method. Under this method, the cost of an acquisition is measured as the aggregate of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree, either at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition costs incurred are expensed and included in “Selling, general and administrative expenses”. When Delhaize Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation based on the facts and circumstances at the acquisition date (except for lease and insurance agreements, which are classified on the basis of the contractual terms and other factors at the inception of the respective contract). This includes the separation of embedded derivatives in host contracts by the acquiree. If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured to fair value at the acquisition date through profit or loss. Any contingent consideration to be transferred by the acquirer will be initially recognized and subsequently measured at fair value through profit or loss, except for contingent considerations classified as equity instrument which are not re-measured following initial measurement. Goodwill is initially measured at cost being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized in profit or loss.
After initial recognition, goodwill is not amortized, but annually reviewed for impairment and whenever there is an indication that goodwill may be impaired. For the purpose of testing goodwill for impairment, goodwill is allocated to each of the Group’s cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.
Non-current Assets / Disposal Groups Held for Sale and Discontinued Operations
Non-current assets and disposal groups are classified and presented in the balance sheet as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use.
This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. When a subsidiary is held for sale, all of its assets and liabilities are classified as held for sale when the conditions are met, even when the Group retains a non-controlling interest. Non-current assets that will be abandoned are excluded from the scope of IFRS 5.
Immediately before classification as held for sale, the assets (or components of a disposal group) are re-measured in accordance with the Group’s accounting policies. Thereafter, non-current assets (or disposal group) held for sale are measured at the lower of their carrying amount or fair value less costs to sell. If the impairment exceeds the carrying value of the non-current assets within the scope of IFRS 5 Non-current Assets Held for Sale and Discontinued Operations measurement guidance, Delhaize
Group recognizes a separate provision to reflect the difference in its financial statements. Non-current assets are not depreciated or amortized once classified as held for sale. See further details in Note 5.2.

90 • FINANCIAL STATEMENTS

A discontinued operation is a component of a business that either has been disposed of, or is classified as held for sale, and:

- represents a separate major line of business or geographical area of operations;
- is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

When an operation is classified as a discontinued operation, the comparative income statements are represented as if the operation had been discontinued from the start of the comparative periods. The resulting profit or loss after taxes, including the impairment loss of the discontinued operation, is reported separately in the income statements in "Result from discontinued operations (net of tax)" (see Note 5.3).

Translation of Foreign Currencies

- *Functional and presentation currency:* Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). Delhaize Group's financial statements are presented in (millions of) euros, the parent entity's functional and the Group's "presentation currency", except where stated otherwise.

- *Foreign currency transactions and balances:* Foreign currency transactions of an entity are initially translated into its functional currency and recognized in its financial records at the exchange rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are subsequently re-translated at the balance sheet date exchange rate into the functional currency of the entity. All gains and losses resulting from the settlement of foreign currency transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are included in the income statement, except for exchange differences arising on monetary items that form part of a net investment in a foreign operation (i.e., items that are receivable from or payable to a foreign operation, for which settlement is neither planned, nor likely to occur in the foreseeable future), which are recognized in the "Cumulative translation adjustment" component of equity. Foreign exchange gains and losses that relate to financial liabilities are presented in the income statement within "Finance costs" (see Note 29.1), while gains and losses on financial assets are shown as "Income from investments" (see Note 29.2).

  Non-monetary items that are measured at historical cost in a foreign currency are translated using the exchange rates as of the dates of the initial transaction. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value is determined and gains or losses are included in the income statement except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognized directly in equity.

- *Foreign group entities:* The results and balance sheets of all Group entities that have a functional currency different from the Group's presentation currency are translated into the presentation currency as follows:

  a) the balance sheets of foreign subsidiaries are converted to euros at the year-end exchange rate (closing exchange rate);

  b) goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate; and

  c) the income statements are translated at the average daily exchange rate (i.e., the yearly average of exchange rates on each working day).

  The differences arising from the use of the average daily exchange rate for the income statement and the closing exchange rate for the balance sheet are recorded in the "Cumulative translation adjustment" being part of "Other Comprehensive Income" (OCI). On disposal of a foreign operation, the component of OCI relating to that particular foreign operation is recognized in the income statement (as a "reclassification adjustment").

  None of the Group entities has the currency of a hyper-inflationary economy nor does Delhaize Group currently hedge net investments in foreign operations.

		Closing Rate			Average Daily Rate		
(in €)	Country	2015	2014	2013	2015	2014	2013
1 USD	U.S.	0.918527	0.823655	0.725111	0.901307	0.752729	0.752955
1 GBP	United Kingdom	1.362398	1.283862	—	1.377790	1.251564	—
100 RON	Romania	22.104332	22.307486	22.366361	22.495164	22.503769	22.629554
100 RSD	Serbia	0.822166	0.826720	0.872296	0.828295	0.852442	0.883861
100 ALL	Albania	0.728438	0.713572	0.713267	0.715564	0.714439	0.712911
100 IDR	Indonesia	0.006649	0.006633	0.005965	0.006725	0.006350	0.007217

The Bulgarian lev (BGN) and the Bosnian marka (BAM) are pegged currencies and translate at 0.511292 into euro.

DELHAIZE GROUP ANNUAL REPORT 2015 91
Intangible Assets
Intangible assets include trade names, customer relationships and favorable lease rights that have been acquired in business combinations (unfavorable lease rights are recognized as “Other liabilities” and released on a straight line basis), computer software, various licenses and prescription files separately acquired. Separately acquired intangible assets are initially recognized at cost, while intangible assets acquired as part of a business combination are measured initially at fair value (see “Business Combinations and Goodwill”). Intangible assets acquired as part of a business combination that are held to prevent others from using them (“defensive assets”)—often being brands with no intended future usage—are recognized separately from goodwill. Such assets are amortized over the expected useful life, which will depend on the facts and circumstances surrounding the specific defensive asset.
Expenditures on advertising or promotional activities, training activities and start-up activities, and on relocating or reorganizing part or all of an entity are recognized as an expense as incurred, i.e., when Delhaize Group has access to the goods or has received the services in accordance with the underlying contract.
Costs associated with maintaining computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique “for-own-use software” controlled by the Group are recognized as intangible assets when the following criteria are met:
it is technically feasible to complete the software product so that it will be available for use; management intends to complete the software product and use it; there is an ability to use the software product; it can be demonstrated how the software product will generate probable future economic benefits; adequate technical, financial and other resources to complete the development and to use the software product are available; and the expenditure attributable to the software product during its development can be reliably measured.
Directly attributable costs capitalized as part of the software product include software development employee costs and directly attributable overhead costs. Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs recognized in a previous reporting period as an expense are not recognized as an asset in a subsequent period.
Intangible assets are subsequently carried at cost less accumulated amortization and accumulated impairment losses. Amortization begins when the asset is available for use as intended by management. Residual values of intangible assets are assumed to be zero and are reviewed at each financial year-end.
Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The useful lives of intangible assets with finite lives are reviewed annually and are as follows:
Trade names indefinite
Developed and purchased software 3 to 8 years
Favorable lease rights remaining lease term
Customer relationships 5 to 20 years
Prescription files 15 years
Other intangible assets 3 to 15 years
Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually and when there is an indication that the asset may be impaired. The Group believes that acquired and used trade names have indefinite lives because they contribute directly to the Group’s cash flows as a result of recognition by the customer of each banner’s characteristics in the marketplace.
There are no legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of the trade names. The assessment of indefinite life is reviewed annually to determine whether the indefinite life assumption continues to be supportable. Changes, if any, would result in prospective amortization.
Property, Plant and Equipment
Property, plant and equipment is stated at cost less accumulated depreciation and impairment, if any. Acquisition costs include expenditures that are directly attributable to the acquisition of the asset. Such costs include the cost of replacing part of the asset and dismantling and restoring the site of an asset if there is a legal or constructive obligation and borrowing costs for long-term construction projects if the recognition criteria are met. Major spare parts and servicing equipment that are used more than one period are recognized as property, plant and equipment.
Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. Costs of day-to-day servicing of property, plant and equipment are recognized in the income statement as incurred. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets and starts when the asset is available for use as intended by management. When significant parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate components of property, plant and equipment. Land is not depreciated. The useful lives of tangible fixed assets are as follows:

92 FINANCIAL STATEMENTS
Buildings 33 to 50 years Permanent installations 3 to 25 years Furniture, fixtures, equipment and vehicles 3 to 14 years
Leasehold improvements and property under finance lease shorter of lease terms and useful lives
Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other operating income” (see Note 27) or “Other operating expenses” (see Note 28) in the income statement.
Residual values, useful lives and methods of depreciation are reviewed at each financial year-end and adjusted prospectively, if appropriate.
Investment Property
Investment property is defined as property (land or building—or part of a building—or both) held (i.e. owned or leased under a finance lease) by Delhaize Group to earn rental income or for capital appreciation or both, including property held for a currently undetermined future use, rather than for sale in the ordinary course of business or for use in supply of goods or services or for administrative purposes and includes investment property under construction. Delhaize Group recognizes any part of an held property that is leased to third parties as investment property, unless it represents an insignificant portion of the property.
Investment property is measured initially at cost, including transaction costs. Subsequent to initial recognition, Delhaize Group elected to measure investment property at cost less accumulated depreciation and accumulated impairment losses, if any (i.e., applying the same accounting policies (including useful lives) as for property, plant and equipment). The fair values, which reflect the market conditions at the balance sheet date, are disclosed in Note 9.
Leases
The determination of whether an agreement is, or contains, a lease is based on the substance of the agreement at inception date. Leases are classified as finance leases when the terms of the lease agreement transfer substantially all the risks and rewards incidental to ownership to the Group. All other leases are classified as operating leases.
Assets held under finance leases are recognized as assets at the lower of fair value or present value of the minimum lease payments at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are allocated between finance costs and a reduction of the lease obligation to achieve a constant rate of interest over the lease term. Finance lease assets and leasehold improvements are depreciated over the shorter of the expected useful life of similar owned assets or the relevant lease term.
Rents paid on operating leases are recognized as an expense on a straight-line basis over the lease term. Benefits received and receivable as an incentive to enter into an operating lease are spread over the relevant lease term on a straight-line basis as a reduction of rent expense.
In connection with investment property, where the Group is the lessor, leases where the Group does not transfer substantially all the risk and rewards incident to the ownership of the investment property are classified as operating leases and are generating rental income. Contingent rents are recognized as “Other operating income” (see Note 27) in the period in which they are earned.
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use (“qualifying assets”) are capitalized as part of the respective asset. All other borrowing costs are expensed as incurred. Borrowing costs consist of interest and other costs that Delhaize Group incurs in connection with the borrowing of funds.
Government Grants
Government grants are recognized when there is reasonable assurance that the grant will be received and the Group will comply with all attached conditions. When a grant relates to an expense item, it is recognized as income over the period necessary to match the grant on a systematic basis to the costs that it is intended to compensate. When a grant relates to an asset, it is recognized as deferred income and recognized in the income statement as “Other operating income” (see Note 27) on a systematic basis over the expected useful life of the related asset.
Inventories
Inventories are valued at the lower of cost on a weighted average cost basis and net realizable value. Inventories are regularly reviewed and written down on a case-by-case basis if the anticipated net realizable value (anticipated selling price in the course of ordinary business less the estimated costs necessary to make the sale) declines below the carrying amount of the inventories. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.
Delhaize Group receives allowances and credits from suppliers primarily for in-store promotions, cooperative advertising, new product introduction and volume incentives. The Group has a strict rebuttable presumptions that all of these “vendor allowances”, as well as other cash discounts, represent a reduction in the cost of inventory and are therefore recognized in the income statement when the product is sold, unless they represent reimbursement of a specific, incremental and identifiable cost incurred by the Group to sell the vendor’s product. In this case they are recorded immediately as a reduction of the corresponding selling, general and administrative expenses. Estimating allowances from suppliers requires in certain cases the use of assumptions and judgment regarding the achievement of specified purchase or sales level and related inventory turnover.

DELHAIZE GROUP ANNUAL REPORT 2015 93
Cash and Cash Equivalents
Cash and cash equivalents include cash on call with banks and on hand, short-term deposits and other highly liquid investments with an original maturity of three months or less which are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Negative cash balances are reclassified on the balance sheet to “Bank overdrafts”.
Impairment of Non-Financial Assets
At each reporting date, the Group assesses whether there is an indication that a non-financial asset (hereafter “asset”) may be impaired. If such indications are identified, the asset’s recoverable amount is estimated. Further, goodwill and intangible assets with indefinite lives or that are not yet available for use are tested annually for impairment, which at Delhaize Group is in the fourth quarter of the year and whenever there is an indication of impairment.
The recoverable amount of an asset or cash-generating unit (CGU) is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risk specific to the asset. As independent cash flows are often not available for individual assets for the purpose of impairment testing, assets need to be grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (“cash generating unit” or CGU).
In determining fair value less costs to sell for individual assets or CGUs, appropriate valuation models (see Note 2.1) are used. Goodwill acquired in a business combination is, for the purpose of impairment testing, allocated to the CGUs that are expected to benefit from the synergies of the combination and that represent the lowest level within the Group at which the goodwill is monitored for internal management purposes and that are not larger than an operating segment before aggregation (see Note 6). An impairment loss of a continuing operation is recognized in the income statement in “Other operating expenses” (see Note 28) if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses recognized for CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.
If the impairment of assets, other than goodwill, is no longer justified in future periods due to a recovery in fair value or value in use of the asset, the impairment is reversed. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Goodwill impairment is never reversed.
Non-derivative Financial Assets
Delhaize Group classifies its non-derivative financial assets (hereafter “financial assets”) within the scope of IAS 39 Financial Instruments: Recognition and Measurement into the following categories: loans and receivables and available for sale. Delhaize Group currently holds no financial assets that would be classified as measured at fair value through profit or loss and held-to-maturity. The Group determines the classification of its financial assets at initial recognition.
These financial assets are initially recorded at fair value plus transaction costs that are directly attributable to the acquisition or issuance of the financial assets.
Loans and receivables: Financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such financial assets are subsequent to initial recognition carried at amortized cost using the effective interest rate method. Gains and losses are recognized in the income statement when the loans and receivables are derecognized or impaired and through the amortization process. The Group’s loans and receivables comprise “Other financial assets” (see Note 12), “Receivables” (see Note 14) and “Cash and cash equivalents” (see Note 15).
Trade receivables are subsequently measured at amortized cost less an impairment allowance. The allowance for impairment of trade receivables is established (on a separate allowance account) when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables and the amount of the loss is recognized in the income statement within “Selling, general and administrative expenses”. Impaired trade receivables are derecognized when they are determined to be uncollectible.
Available for sale investments: Available for sale investments are financial assets that are either designated in this category or not classified in any of the other categories. After initial measurement, available for sale investments are measured at fair value with unrealized gains or losses recognized directly in OCI, until the investment is derecognized or impaired, at which time the cumulative gain or loss recorded in the available for sale reserve is recognized in the income statement as a reclassification adjustment.
Delhaize Group mainly holds quoted investments and the fair value of these is predominantly based on current bid prices (see Note 10.1). The Group monitors the liquidity of the quoted investments to identify inactive markets, if any. In a very limited number of cases, e.g., if the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques (see Note 2.1).
For available for sale financial assets, the Group assesses at each balance sheet date whether there is objective evidence that an investment or a group of investments is impaired. For investments in debt instruments, the impairment is assessed based on the same criteria as financial assets carried at amortized cost (see above “Loans and receivables”). Interest continues to be accrued at the original effective interest rate on the reduced carrying amount of the asset. If, in a subsequent

94 FINANCIAL STATEMENTS
year, the fair value of a debt instrument increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in the income statement, the impairment loss is reversed through the income statement. For investments in equity instruments the objective evidence for impairment includes a significant or prolonged decline in the fair value of the investment below its costs. Where there is evidence of impairment, the cumulative loss – measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that investment previously recognized in the income statement – is removed from equity and recognized in the income statement. Impairment losses on equity investments are not reversed through the income statement. Increases in their fair value after impairment are recognized directly in OCI.
Available for sale financial assets are included in “Investments in securities” (see Note 11). They are classified as non-current assets except for investments with a maturity date less than 12 months from the balance sheet date.
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired, or if the Group transferred the financial asset to another party and does not retain control or substantially all risks and rewards of the financial asset.
Non-derivative Financial Liabilities
IAS 39 Financial Instruments: Recognition and Measurement contains two categories for non-derivative financial liabilities (hereafter “financial liabilities”): financial liabilities at fair value through profit or loss and financial liabilities measured at amortized cost. Delhaize Group mainly holds financial liabilities measured at amortized cost that are included in “Debts”, “Borrowings”, “Accounts payable” and “Other liabilities”. In addition, the Group issued financial liabilities, which are part of a designated fair value hedge relationship (see Note 19).
All financial liabilities are recognized initially at fair value, plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs.
Financial liabilities measured at amortized cost are measured at amortized cost after initial recognition. Amortized cost is computed using the effective interest method less principal repayment. Associated finance charges, including premiums and discounts are amortized or accreted to finance costs using the effective interest method and are added to or subtracted from the carrying amount of the instrument. The fair values of these financial liabilities are disclosed in Note 18.1.
An exchange between existing borrower and lenders or a modification in terms of a debt instrument is accounted for as a debt extinguishment of the original financial liability and the recognition of a new financial liability, if the terms are substantially different. For the purpose of IAS 39, the terms are substantially different if the discounted presented value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective interest rate, is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability. If the exchange or modification is not accounted for as an extinguishment, any costs or fees incurred adjust the carrying amount of the liability and are amortized, together with the difference in present values, over the remaining term of the modified financial liability.
Financial liabilities are derecognized when the Group’s obligations specified in the contract expire or are discharged or cancelled.
Derivative Financial Instruments
While at recognition the initial measurement of derivative contracts is at fair value, the subsequent accounting for derivative financial instruments depends on whether the derivative is designated as an effective hedging instrument and, if so, the nature of the item being hedged (see “Hedge Accounting” below).
Economic hedges: Delhaize Group does not hold or issue derivatives for speculation/trading purposes. The Group uses derivative financial instruments—such as foreign exchange forward contracts, interest rate swaps, currency swaps and other derivative instruments—solely to manage its exposure to interest rates and foreign currency exchange rates. Derivatives not being part of an effective designated hedge relationship are therefore only entered into in order to achieve “economic hedging.” This means that, e.g., foreign exchange forward contracts and currency swaps are not designated as hedges and hedge accounting is not applied as the gain or loss from re-measuring the derivative is recognized in profit or loss and offsets the gain or loss arising on re-measuring the underlying instrument at the balance sheet exchange rate (see Note 19). These derivatives are mandatorily classified as held-for-trading and initially recognized at fair value, with attributable transaction costs recognized in profit or loss when incurred. Subsequently, they are re-measured at fair value. Derivatives are accounted for as assets when the fair value is positive and as liabilities when the fair value is negative (see Note 19). The fair value of derivatives is determined in accordance with the fair value measurement framework (see “Note 2.1”). This is calculated on the basis of the contracting parties’ relevant exchange rates, interest rates and credit ratings at the reporting date. In the case of interest-bearing derivatives, the fair value corresponds to the “dirty price” or “full fair value” (i.e., including any interest accrued).
Any gains or losses arising from changes in fair value on these derivatives are taken directly to the income statement. As Delhaize Group enters into derivative financial instruments contracts only for economic hedging purposes, the classification of the changes in fair value of the derivative follow the underlying (i.e., if the economically hedged item is a financial asset, the changes in fair value of the derivative are classified as “Income from investment”, Note 29.2; if the underlying is a financial liability, the changes in fair value of the derivative are classified as “Finance costs”, Note 29.1).
Derivatives are classified as current or non-current or separated into a current or non-current portion based on an assessment of the facts and circumstances.

DELHAIZE GROUP ANNUAL REPORT 2015 95
Embedded derivatives are components of hybrid instruments that include non-derivative host contracts. Such embedded derivatives are separated from the host contract and accounted for separately, if (i) the economic characteristics and risks of the host contract and the embedded derivative are not closely related, (ii) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and (iii) the combined instruments are not measured at fair value through profit or loss. The accounting for any separated derivative follows the general guidance described above.
Offsetting of Financial Instruments
Financial assets and financial liabilities are offset and the net amount is reported in the consolidated balance sheet if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis or to realize the assets and settle the liabilities simultaneously.
Hedge Accounting
At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which the Group intends to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes identification of the hedging instrument, the hedged item or (highly probable forecast) transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.
Hedges which meet the criteria for hedge accounting are accounted for as follows:
Cash flow hedges are used to protect the Group against fluctuations in future cash flows of assets and liabilities recognized in the balance sheet, from firm commitments (in the case of currency risk) or from highly probable forecast transactions. In such a cash flow hedge relationship, the changes in the fair value of the derivative hedging instrument are recognized directly in OCI to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. Amounts accumulated in OCI are recycled in the income statement in the periods when the hedged item affects profit or loss (e.g., when the forecast sale that is hedged takes place).
If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognized in OCI and presented in the discontinued cash flow hedge reserve in equity remains in there until the hedged item affects profit or loss.
Fair value hedges are used to hedge the fair values of assets or liabilities recognized in the balance sheet or firm commitments not yet recognized in the financial statements. When designated as such a fair value hedge, the gain or loss from remeasuring the hedging instrument at fair value is recognized in profit or loss. Additionally, the gain or loss on the hedged item, attributable to the hedged risk, is recognized in profit or loss by adjusting the carrying amount of the hedged item. Delhaize Group usually hedges financial liabilities. As for economic hedges, the changes in the hedging instrument follow the hedged item and, therefore, they are typically presented in the income statement as “Finance costs” (see Note 29.1).
Hedges of a net investment: Delhaize Group currently does not hedge any of its net investments in any of its foreign operations.
Share Capital and Treasury Shares
Ordinary shares: Delhaize Group’s ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.
Treasury shares: Shares of the Group purchased by the Group or companies within the Group are included in equity at cost (including any costs directly attributable to the purchase of the shares) until the shares are cancelled, sold or otherwise disposed. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the company’s equity holders.
Income Taxes
The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement except to the extent that it relates to items recognized directly in OCI or equity.
The current income tax expense is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Provisions and receivables are established on the basis of amounts expected to be paid to or recovered from the tax authorities.
Deferred tax liabilities and assets are recognized, using the liability method, on temporary differences arising between the carrying amount in the consolidated financial statements and the tax basis of assets and liabilities. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined considering (i) tax rates and laws that have been enacted or substantively enacted at the balance sheet date that are expected to apply when the temporary differences reverse and (ii) the expected manner of realization or settlement of the carrying amount of assets and liabilities.

96 FINANCIAL STATEMENTS
Deferred tax liabilities are recognized for temporary differences arising on investments in subsidiaries, associates and interests in joint ventures, if any, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.
A deferred tax asset is recognized only to the extent that it is probable that future taxable profit will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
Deferred tax assets and liabilities are only offset if there is a legally enforceable right to offset current tax liabilities and assets and the deferred income taxes relate to the same taxable entity and the same taxation authority.
Uncertain tax positions, if any, are measured assuming that the tax authorities will examine the amounts reported to them in full knowledge of all relevant information.
The Group elected to present interests and penalties relating to income taxes in “Income tax expense” in the income statement.
Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at balance sheet date at management’s best estimate of the expenditures expected to be required to settle the obligation, discounted using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risk specific to the liability, if material. Where discounting is used, the increase in the provision due to the passage of time (“unwinding of the discount”) is recognized in “Finance costs” (see Note 29.1).
Closed store provisions: Delhaize Group regularly reviews its stores operating performance and assesses the Group’s plans for certain store closures. Closing stores results in a number of activities required by IFRS in order to appropriately reflect the value of assets and liabilities and related store closing costs, such as a review of net realizable value of inventory or review for impairment of assets or CGUs (for both activities see the accounting policies described above). In addition, Delhaize Group recognizes “Closed store provisions”, which consist primarily of provisions for onerous contracts and severance (“termination”) costs (for both see further below). Costs recognized as part of store closings are included in “Other operating expenses” (see Note 28), except for inventory write-downs, which are classified as “Cost of sales” (see Note 25). If appropriate (see also “Non-Current Assets / Disposal Groups and Discontinued Operations” above), closed stores are accounted for as assets held for sale and / or discontinued operations.
Onerous contracts: A provision is recognized for a present obligation arising under an onerous contract, which is defined as a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. Judgment is required in determining if a present obligation exists, taking into account all available evidence. Once the existence has been established, at the latest upon actual closing of a store, Delhaize Group recognizes provisions for the present value of the amount by which the unavoidable costs to fulfill the agreements exceed the expected benefits from such agreements, which comprises the estimated non-cancellable lease payments, including contractually required real estate taxes, common area maintenance and insurance costs, net of anticipated subtenant income. The adequacy of the closed store provision is dependent upon the economic conditions in which stores are located which will impact the Group’s ability to realize estimated sublease income. Owned and finance leased stores that are closed and rented to third parties are reclassified as investment property (see Note 9).
When termination costs are incurred in connection with a store closing, a liability for the termination benefits is recognized in accordance with IAS 19 Employee Benefits, at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of termination benefits and (b) when the entity recognizes costs for restructuring that is within the scope of IAS 37 Provisions and involves the payment of termination benefits (see also “Restructuring provisions” and “Employee Benefits” below).
Closed store provisions are reviewed regularly to ensure that amounts appropriately reflect management’s best estimate of the outstanding commitments and that additional expenses are provided for or amounts that are no longer needed for their originally intended purpose are released.
Self-insurance: Delhaize Group is self-insured for workers’ compensation, general liability, vehicle accidents, pharmacy claims, health care and property insurance in the U.S. up to certain retentions and holds insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported.
Restructuring provisions are recognized when the Group has approved a detailed formal restructuring plan, and the restructuring either has commenced or has been announced to those affected by it. Any restructuring provision contains only those expenditures that are directly arising from the restructuring and are both necessarily entailed by the restructuring and not associated with the ongoing activity of the Group. Future operating losses are therefore not provided for.
IFRIC 21 Levies, an interpretation of IAS 37 Provisions, requires the recognition of a levy imposed under a legislation issued by a government (being a local, national or international government, government agencies and similar bodies) when the Group can no longer avoid the outflow of economic benefit by its own action.

DELHAIZE GROUP ANNUAL REPORT 2015 97
Employee Benefits
A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions and has no legal or constructive obligation to pay further contributions regardless of the performance of the funds held to satisfy future benefit payments. The Group makes contributions to defined contribution plans on a mandatory, contractual or voluntary basis. The contributions are recognized as “Employee benefit expense” when they are due (see Note 21.1). Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available. The defined contribution plans of the Group’s Belgian operations include a legally guaranteed minimum return. This minimum return is usually insured by an external insurance company that receives and manages all plan contributions. As the return legally guaranteed by that third party can be below the legally required return, these plans have also some defined benefit plan features, as the Group is exposed to the investment / funding risk relating to the difference in returns, if any (see Note 21.1 for further details on the Belgian plans).
A defined benefit plan is a post-employment benefit plan other than a defined contribution plan (see above), which normally defines an amount of benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The Group’s net obligation recognized in the balance sheet for defined benefit plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, which in the case of funded plans are usually held by a long-term employee benefit fund or qualifying insurance company and are not available to the creditors of the Group nor can they be paid directly to the Group.
The defined benefit obligation is calculated regularly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have maturity terms approximating the duration of the related pension liability. For currencies where there is no deep market in such bonds, the market rates on government bonds are used. When the calculation results in a benefit to the Group, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. An economic benefit is available to the Group if it is realizable during the life of the plan or on settlement of the plan liabilities.
The components of the defined benefit cost include (a) service cost (current and past), (b) net interest on the net defined benefit liability (asset) and (c) remeasurements of the net defined benefit liability (asset). Past service costs are recognized immediately in the income statement at the earlier of (a) the date of the plan amendment or curtailment and (b) the date the Group recognizes restructuring-related costs. Net interest on net defined benefit liability (asset) is calculated by applying the discount rate to the net defined benefit liability (asset).
Service cost and net interest are recognized in profit or loss in both “Cost of sales” and in “Selling, general and administrative expenses”.
The remeasurements comprise (a) actuarial gains and losses, (b) the effect of asset ceiling (if applicable) and (c) the return on plan assets (excluding interest) and are recognized immediately in the period in which they occur in OCI. The recorded remeasurements are never recycled to profit or loss but they can be transferred within equity.
See Note 21.1 for details of Delhaize Group’s defined benefit plans.
The Group is not part of any multi-employer post employement benefit plans.
Other post-employment benefits: Some Group entities provide post-retirement health care benefits to their retirees. The Group’s net obligation in respect of long-term employee benefit plans other than pension plans is the amount of future benefit that employees have earned in return for their services in the current or prior periods. Such benefits are discounted to determine their present value and the fair value of any related asset is deducted. The calculation is performed using the projected unit credit method and any actuarial gain or loss is recognized in OCI in the period in which it arises. These obligations are valued annually by independent qualified actuaries. For details, see Delhaize Group’s other post-employment benefit plans in Note 21.2.
Termination benefits: Are payable when employment is terminated before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. Termination benefits are recognized at the earlier of when the entity can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring in accordance with IAS 37, involving the payment of termination benefits. Benefits that are expected to be settled more than 12 months after the end of the annual reporting period are discounted to their present value.
Bonus plans: The Group recognizes a liability and an expense for short-term and long-term cash bonuses based on formulas that take into consideration the Company’s results. The Group recognizes a provision if contractually obliged or if there is a past practice that has created a constructive obligation (see Note 20.3).
Share-based payments: The Group operates various equity-settled share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options, warrants, performance and restricted stock units) of the Group. The fair value of the employee services received in exchange for the grant of the share-based awards is recognized as an expense. The total amount to be expensed is determined by reference to the grant date fair value of the share-based awards and is calculated for stock options and warrants using the Black-Scholes-Merton valuation model (for details see Note 21.3). The options, warrants and restricted stock units compensation plans contain only service vesting conditions, while the performance stock unit plan contains non-market performance conditions and service vesting conditions.

98 FINANCIAL STATEMENTS
The total amount expensed is recognized in the income statement—together with a corresponding increase in equity – over the vesting period of the share-based award, which is the period over which the vesting conditions have to be satisfied. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group’s best estimate of the number of equity instruments that will ultimately vest, including an assessment of the non-market performance conditions. No expense is recognized for awards that do not ultimately vest.
In the event of a modification of the terms of an equity-settled award, the minimum expense recognized is the expense as if the terms had not been modified. An additional expense would be recognized for any modification which increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.
Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. However if a new award is substituted for the cancelled award and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.
Any proceeds received, net of any directly attributable transaction costs, are credited to share capital (nominal value) and share premium when options are exercised. The dilutive effect of outstanding (vested and unvested) options is reflected as additional share dilution in the computation of diluted earnings per share (see Note 31).
Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received net of discounts, rebates, and sales taxes or duty. The Group assesses its revenue arrangements against the criteria included in the appendix to IAS 18 Revenue to determine if it is acting as principal or agent.
Sales of products to the Group’s retail customers are recognized at the point of sale and upon delivery of groceries to internet or telephone order customers. In addition, Delhaize Group generates revenue from sales to its wholesale customers, which are recognized upon delivery to or pick-up by the wholesale customer.
As stated above, sales are recorded net of sales taxes, value-added taxes and discounts and incentives. These include discounts from regular retail prices for specific items and “buy-one, get-one-free”-type incentives that are offered to retail customers through the Group’s customer loyalty programs. Discounts provided by vendors are recorded as a receivable. Revenue from the sale of gift cards and gift certificates is recognized when the gift card or gift certificate is redeemed by the retail customer.
The Group maintains various loyalty points programs whereby customers earn points for future purchases. These customer loyalty credits are accounted for as a separate component of the sales transaction in which they are granted. A portion of the fair value of the consideration received is allocated to the award credits and deferred. This is recognized as revenue when the award credits are redeemed.
The Group generates limited revenues from franchise fees, which are recognized in net sales when the services are provided or franchise rights used.
For certain products or services, such as the sale of lottery tickets, third party prepaid phone cards, etc., Delhaize Group acts as an agent and consequently records the amount of commission income in its net sales.
Rental income from investment property is recognized in profit or loss on a straight-line basis over the term of the lease and included in “Other operating income” (see Note 27).
Interest Income is recognized as interest accrues (using the effective interest method) and is included in “Income from investments” (see Note 29.2).
Dividend income is recognized when the Group’s right to receive the payment is established. The income is included in “Income from investments” (see Note 29.2).
Cost of Sales
Cost of sales includes the purchase cost of products sold and all costs associated with getting the products into the retail stores including buying, warehousing and transportation costs. Finally, cost of sales includes appropriate vendor allowances (see also accounting policy for “Inventories” above).
Selling, General and Administrative Expenses
Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.
Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments (see Note 3).
Financial Guarantee
Financial guarantee contracts issued by the Group are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor fails to make a payment when due in accordance with the terms of a debt

DELHAIZE GROUP ANNUAL REPORT 2015 99
instrument. Financial guarantee contracts are recognized initially as a liability at fair value, which is likely to be the cash consideration received, less transaction costs that are directly attributable to the issuance of the guarantee, if any, and subsequently measured at the higher of the best estimate of the expenditure required to settle the present obligation at the reporting date and the amount recognized less cumulative amortization.
2.4 Significant Use of Estimates, Assumptions and Judgment
The preparation of financial statements in conformity with IFRS requires Delhaize Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities and income and expenses, which inherently contain some degree of uncertainty. These estimates are based on experience and assumptions Delhaize Group believes to be reasonable under the circumstances. By definition, actual results could and will often differ from these estimates. In the past, the Group’s estimates generally have not deviated materially from actual results. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts in the consolidated financial statements is detailed in, but not limited to, the following notes:
Note 4.1—Business combinations;
Notes 6, 7, 8, 11, 14, 19—Assessing assets for impairment and fair values of financial instruments; Notes 13, 25—Accounting for vendor allowances; Note 20—Provisions; Note 21—Employee Benefits; and Note 22—Income Taxes.
2.5 Standards and Interpretations Issued but not yet Effective
The following standards, amendments to or revisions of existing standards or interpretations have been published and are mandatory applicable for the Group’s accounting periods beginning on January 1, 2016, or later. Unless otherwise indicated below, Delhaize Group is still in the process of assessing the impact of these new standards, interpretations, or amendments to its consolidated financial statements and does not plan to early adopt them:
Improvements to IFRS 2012 – 2014 Cycle (applicable for annual periods beginning after January 1, 2016): On September 25, 2014 the IASB issued the final omnibus annual improvements standard containing five changes to four IASB pronouncements. The Group is still in process of analyzing these amendments, but does not believe that any of these amendments will have a significant impact on its consolidated financial statements as most of the Group’s accounting policies were already in line with the clarifications included in these improvements.
Amendments to IAS 16 and IAS 38 Clarification of Acceptable Methods of Depreciation and Amortisation (applicable for annual periods beginning after January 1, 2016): In 2014, the IASB issued amendments to IAS 16 and IAS 38. The new IAS 16 pronouncements prohibit entities from using revenue-based depreciation method for items of property, plant and equipment while the amendments to IAS 38 introduce a presumption that revenue is not an appropriate basis for amortization of an intangible asset, which is rebuttable only in two limited circumstances. The amendments will have no impact on the Group.
Amendments to IFRS 11 Accounting for Acquisitions of Interest in Joint Operations (applicable for annual periods beginning after January 1, 2016): The amendments to IFRS 11 provide guidance on how to account for the acquisition of a joint operation that constitutes a business as defined by IFRS 3 Business Combinations. Specifically, the amendments state that the relevant principles on accounting for business combinations should be applied. The same requirements should be applied to the formation of a joint operation if and only if an existing business is contributed to the joint operation by one of the parties that participate in the joint operation. The amendment has so far no impact on the consolidated financial statements of the Group.
Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture
(a date to be determined by the IASB): During 2014, the IASB issued the amendments which address a conflict between the requirements of IAS 28 and IFRS 10 by clarifying that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business. The amendment has so far no impact on the consolidated financial statements of the Group. Subsequently, the IASB issued an amendment to this, deferring the effective date until it has finalized its research project on the equity method.
Amendments to IAS 1 Disclosure Initiative (applicable for annual periods beginning after January 1, 2016): At the end of 2014, the IASB issued amendments to IAS 1 which provide (a) clarification on materiality, (b) guidance on the list of line items to be presented in the statement of financial position and in the statement of profit or loss and other comprehensive income which can be disaggregated and aggregated as relevant and on subtotals in these statements, (c) clarification that

100 FINANCIAL STATEMENTS
an entity’s share of OCI of equity-accounted associates and joint ventures should be presented in aggregate as single line items based on whether or not it will subsequently be reclassified to profit or loss and (d) additional examples of possible ways of ordering the notes.
IFRS 9 Financial Instruments (applicable for annual periods beginning after January 1, 2018): During 2014, the IASB issued the complete version of IFRS 9 which will replace the guidance in IAS 39 upon the former’s effective date.
IFRS 9 retains, but somewhat simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: (a) amortized cost, (b) fair value through OCI and (c) fair value through P&L. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in OCI without any future recycling possibility.
The standard introduces the expected credit losses model and replaces the incurred credit loss impairment model used in IAS 39. The expected credit loss model requires an entity to account for expected credit losses and changes in those expected credit losses at each reporting date to reflect changes in credit risk since initial recognition which effectively results that it will be no longer necessary for a credit event to have occurred before credit losses are recognized.
For financial liabilities there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income for liabilities that are designated in the measurement category at fair value through profit or loss, which so far does not impact the Group.
Finally, IFRS 9 retains the three types of hedge accounting mechanisms, but introduces greater flexibility to the types of transactions eligible for hedge accounting and relaxes, for example, the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the “hedged ratio” to be the same as the one management actually uses for risk management purposes. Detailed documentation is still required but is different to that currently prepared under IAS 39, including information about an entity’s risk management activities.
Based on the currently information available, the Group has performed a first high-level impact assessment, which is subject to changes arising from further detailed analyses. The Group expects that IFRS 9 might have some impact on the consolidated financial statements, but it is not practicable to provide a reasonable estimate until the full review has been finalized.
IFRS 15 Revenue from Contracts with Customers (applicable for annual periods beginning after January 1, 2018): In 2014, the IASB issued the new revenue recognition standard which establishes a single comprehensive model for entities in accounting for revenue arising from contracts with customers. The standard will supersede currently applicable guidance, amongst others and for Delhaize Group most relevant, IAS 18 Revenue and IFRIC 13 Customer Loyalty Programmes. The single model’s core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.
The standard introduces a five-step approach for the revenue recognition process and the new term “performance obligation,” which represents a promise made by the entity in the contract to a customer which is either (a) a good or service (or a bundle of goods or services) that is distinct, or (b) a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer. The standard requires that the entity shall recognize revenue when (or as) a performance obligation is satisfied, i.e., when control of the goods or services underlying the particular performance obligation is transferred to the customer. The new guidance contains more detailed prescription on some specific scenarios, like principal vs. agent consideration and adds significantly more extensive disclosure requirements. During 2015, the Group closely followed the discussions of the IFRS 15 “Jointed Transition Resource Group for Revenue Recognition” (TRG) and at the IASB, and is performing a preliminary impact assessment of the possible impact of IFRS 15, based on currently available information, which is subject to changes arising from a more detailed ongoing analysis. Delhaize Group expects that the standard will have some impact on the consolidated financial statements, but it is not practicable to provide a reasonable estimate until the full review has been completed.
IFRS 16 Leases (applicable for annual periods beginning after January 1, 2019): In January 2016, the IASB issued the new guidance for lease accounting, changing the definition of a lease and eliminating the need for a lessee to classify a lease either as operating or finance lease. Instead lessees have to treat all leases in a similar way to how finance leases were accounted for under IAS 17 Leases. This will result in an increase in lease assets and financial liabilities for companies with lease contracts that are currently classified as operating leases. Further, IFRS 16 replaces the IAS 17 operating expense recognition pattern for operating lease agreement with a depreciation charge for the lease asset (included within operating costs) and an interest expense on the lease liabilities (included within finance costs), with the latter decreasing over time as lease payments are made and reduce the lease liability. IFRS 16 will not have any effect on the total amount of cash flows reported, will however impact the presentation of cash flows relating to former operating leases, increasing the operating cash flows, as a part of these cash out flows will be presented as financing cash flows.
IFRS 16 substantially carries forward the lessor accounting requirements of IAS 17. Accordingly, lessors are required to continue distinguishing between operating and finance lease agreements. In the event of sub-lease agreements, in particular for back-to-back lease agreements, this will result in a mismatch to the lessee accounting.

DELHAIZE GROUP ANNUAL REPORT 2015 101
Finally, IFRS 16 introduces significant disclosure requirements both for lessees and lessors.
While the IASB and FASB have reached the same conclusion on many areas of lease accounting, the two standards issued are not fully converged, most importantly, because the FASB retained a dual accounting model with respect to the recognition of lease-related expenses and the reporting of lease-related cash flows. This means that certain key performance indicators such as EBITDA or Operating Profit will not be directly comparable between companies applying IFRS or US GAAP.
Delhaize Group expects that IFRS 16 will impact the consolidated financial statements, but it is not practicable to provide a reasonable estimate until the full review has been performed.
Amendments to IAS 12 Recognition of Deferred Tax Assets for Unrealised Losses (applicable for annual periods beginning on or after January 1, 2017): Also in January 2016, the IASB issued clarifying guidance in connection with certain aspects of the recognition of deferred tax assets relating to unrealized losses.
Amendments to IAS 7 Statement of Cash Flows (applicable for annual periods beginning on or after January 1, 2017): At the end of January 2016, the IASB issued revised disclosure requirements in relation to changes in liabilities arising from financing activities. The amendment requires to provide a complete reconciliation between the opening and closing balances in the statement of financial position for such liabilities.
2.6 Financial Risk Management, Objectives and Policies
The Group’s activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk. Delhaize Group’s principal financial liabilities, other than derivatives, comprise mainly debts and borrowings and trade and other payables. These financial liabilities are mainly held in order to raise funds for the Group’s operations. On the other hand, the Group holds notes receivables, other receivables and cash and cash equivalents that result directly from the Group’s activities. The Group also holds several available for sale investments. Delhaize Group exclusively uses derivative financial instruments to hedge certain risk exposures.
The risks to which the Group is exposed are evaluated by Delhaize Group’s management and Board of Directors and discussed in the section “Risk Factors” in this annual report.
3. Segment Information
IFRS 8 applies the so-called “management approach” to segment reporting and requires the Group to report financial and descriptive information about its reportable segments. Such reportable segments are operating segments or aggregations of operating segments that meet specified criteria.
Operating segments are components of an entity which engage in business activities from which they may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, about which discrete financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. The Group is required to report separate information about each operating segment that:
has been identified as described above or results from aggregating two or more of those segments if they exhibit similar long-term financial performance and have similar economic characteristics; and exceeds certain quantitative thresholds.
Delhaize Group identified the Executive Committee as its CODM and defined operating segments based on the information provided to the Executive Committee. Subsequently, the Group reviewed these operating segments in order to establish if any of these individual operating segments can be considered to have similar economic characteristics and exhibit similar long-term financial performance as described by IFRS 8, which are then aggregated into one single operating segment. The Group reviewed its U.S. operating segments for similar economic characteristics and long-term financial performance using, for example, operating profit margin, gross margin and comparable store sales development as quantitative benchmarks and concluded aggregating them into the segment “United States” meets the requirements of IFRS 8 and is consistent with the core principle of the standard. In a final step, reportable segments have been identified, which represent (aggregated) operating segments that exceed the quantitative thresholds defined by IFRS 8 and require individual disclosure. Operating segments that do not pass these thresholds are by default combined into the “All Other Segments” category of IFRS 8, which the Group has labeled as “Southeastern Europe”. P.T. Lion Super Indo, LLC (“Super Indo”), the Group’s equity accounted joint venture, does not meet the criteria of an operating segment and is therefore not included in the segment information provided below.
Management concluded that the reader of the Group’s financial statements would benefit from distinguishing operating from non- operating—other business activities—and, therefore, decided to disclose separately the corporate activities of the Group in the segment “Corporate”.
Overall, this results in a geographical segmentation of the Group’s business, based on the location of customers and stores, which matches the way Delhaize Group manages its operations.

102 • FINANCIAL STATEMENTS

The Executive Committee internally reviews the performance of Delhaize Group's segments against a number of measures, of which "underlying operating profit" (UOP), represents the most important measure of profit or loss. UOP adjusts for a number of elements that the CODM considers as non-representative of the Group's underlying operating performance. A reconciliation from operating profit to UOP is included in the segment information. All other amounts of each segment items reported to the CODM equal consolidated IFRS financial information. Therefore, as the information provided to the CODM and disclosed as segment information represents consolidated IFRS financial information, no further reconciling items require disclosure.

The reporting segments information for 2015, 2014 and 2013 is as follows:

Year ended December 31, 2015 (in millions of €)	United States	Belgium[(2)]	SEE[(3)]	Corporate	Total
Revenues[(1)]	16 038	4 983	3 374	—	24 395
Cost of sales	(11 885)	(4 045)	(2 543)	—	(18 473)
Gross profit	4 153	938	831	—	5 922
Gross margin	*25.9%*	*18.8%*	*24.6%*	*N/A*	*24.3%*
Other operating income	56	41	18	—	115
Selling, general and administrative expenses	(3 575)	(871)	(686)	(38)	(5 170)
Other operating expenses	(30)	(86)	(14)	(41)	(171)
Operating profit (loss)	604	22	149	(79)	696
Operating margin	*3.8%*	*0.4%*	*4.4%*	*N/A*	*2.9%*
Adjustments:					
Impairment losses (reversals)	6	17	7	—	30
Reorganization expenses (reversals)	6	32	—	—	38
Store closing expenses (reversals)	2	—	—	—	2
(Gains) losses on disposal of assets	8	2	5	—	15
(Gains) losses on disposal of businesses	—	(1)	—	—	(1)
Other	14	34	—	44	92
Underlying operating profit (loss)	**640**	**106**	**161**	**(35)**	**872**
Underlying operating margin	*4.0%*	*2.1%*	*4.7%*	*N/A*	*3.6%*
Other information (incl. discontinued operations and assets held for sale)					
Assets	7 949	1 568	2 186	1 329[(5)]	13 032
Liabilities	2 731	1 348	990	1 792	6 861
Capital expenditures	428	153	174	19	774
Non-cash operating activities:					
Depreciation and amortization	436	126	86	18	666
Impairment losses[(4)]	6	17	7	—	30
Share-based compensation	6	1	—	2	9
Operating result of discontinued operations	(11)	—	—	—	(11)

The "Other" Adjustments in the underlying operating profit reconciliation, mainly relate to (i) €48 million advisory, consulting and other costs related to the planned merger with Royal Ahold N.V. (of which €43 million recorded in "Other operating expenses") and (ii) a fine of €25 million imposed by the Belgian Competition Authority (see also Note 28).

DELHAIZE GROUP ANNUAL REPORT 2015 • 103

Year ended December 31, 2014 (in millions of €)	United States	Belgium[2]	SEE[3]	Corporate	Total
Revenues[1]	13 360	4 919	3 082	—	21 361
Cost of sales	(9 898)	(3 985)	(2 339)	—	(16 222)
Gross profit	3 462	934	743	—	5 139
Gross margin	*25.9%*	*19.0%*	*24.1%*	*N/A*	*24.1%*
Other operating income	58	43	16	2	119
Selling, general and administrative expenses	(2 970)	(864)	(632)	(37)	(4 503)
Other operating expenses	(17)	(152)	(163)	—	(332)
Operating profit (loss)	533	(39)	(36)	(35)	423
Operating margin	*4.0%*	*(0.8%)*	*(1.2%)*	*N/A*	*2.0%*
Adjustments:					
Impairment losses (reversals)	8	2	156	—	166
Reorganization expenses (reversals)	—	137	—	—	137
Store closing expenses (reversals)	(2)	—	—	—	(2)
(Gains) losses on disposal of assets	3	3	1	—	7
Other	—	15	14	2	31
Underlying operating profit (loss)	**542**	**118**	**135**	**(33)**	**762**
Underlying operating margin	*4.1%*	*2.4%*	*4.4%*	*N/A*	*3.6%*
Other information (incl. discontinued operations and assets held for sale)					
Assets	7 095	1 889	2 047	1 096[5]	12 127
Liabilities	2 506	1 604	865	1 699	6 674
Capital expenditures	281	129	167	29	606
Non-cash operating activities:					
Depreciation and amortization	376	121	82	14	593
Impairment losses[4]	134	2	170	—	306
Share-based compensation	9	1	—	2	12
Operating result of discontinued operations	1	—	(9)	—	(8)

104 • FINANCIAL STATEMENTS

Year ended December 31, 2013 (in millions of €)	United States	Belgium[(2)]	SEE[(3)]	Corporate	Total
Revenues[(1)]	12 536	5 072	2 985	—	20 593
Cost of sales	(9 259)	(4 046)	(2 274)	—	(15 579)
Gross profit	3 277	1 026	711	—	5 014
Gross margin	*26.1%*	*20.2%*	*23.8%*	*N/A*	*24.3%*
Other operating income	56	44	27	—	127
Selling, general and administrative expenses	(2 835)	(866)	(598)	(48)	(4 347)
Other operating expenses	(41)	(17)	(200)	1	(257)
Operating profit (loss)	457	187	(60)	(47)	537
Operating margin	*3.6%*	*3.7%*	*(2.0%)*	*N/A*	*2.6%*
Adjustments:					
Impairment losses (reversals)	13	2	191	—	206
Reorganization expenses (reversals)	18	—	—	—	18
Store closing expenses (reversals)	5	—	—	—	5
(Gains) losses on disposal of assets	(2)	8	2	2	10
(Gains) losses on disposal of businesses	—	(9)	—	—	(9)
Other	10	10	(3)	5	22
Underlying operating profit (loss)	**501**	**198**	**130**	**(40)**	**789**
Underlying operating margin	*4.0%*	*3.9%*	*4.4%*	*N/A*	*3.8%*
Other information (incl. discontinued operations and assets held for sale)					
Assets	6 983	1 867	2 105	639[(5)]	11 594
Liabilities	2 482	1 399	807	1 833	6 521
Capital expenditures	276	140	127	22	565
Non-cash operating activities:					
Depreciation and amortization	391	115	83	10	599
Impairment losses[(4)]	23	2	206	—	231
Share-based compensation	13	1	—	2	16
Operating result of discontinued operations	(58)	—	(28)	—	(86)

(1) All revenues are from external parties.
(2) Belgium includes Delhaize Group's operations in Belgium and the Grand Duchy of Luxembourg.
(3) The segment "Southeastern Europe" includes operations in Greece, Romania and Serbia.
(4) No impairment loss was recorded or reversed in equity. The 2015, 2014 and 2013 impairment losses include no loss, €138 million, and €12 million, respectively, on the re-measurement of assets of the disposal group (see Note 5.3).
(5) Includes the Group's equity accounted investment in Super Indo.

Total revenues can be further analyzed as follows:

(As a percentage of revenues)	2015	2014	2013
Retail revenues			
- Food - perishable	41.1%	40.6%	39.8%
- Food - non-perishable	34.7%	34.3%	34.6%
- Non-food	13.1%	12.8%	13.0%
Total retail revenues	88.9%	87.7%	87.4%
Wholesale revenues	11.1%	12.3%	12.6%
Total revenues	**100.0%**	**100.0%**	**100.0%**

There are no individual customers for whom the total amount of revenue was more than 10% of Delhaize Group's revenue during 2015, 2014 and 2013.

DELHAIZE GROUP ANNUAL REPORT 2015 105
4. Business Combinations and Acquisition of Non-controlling Interests
4.1 Business Combinations
During 2015, 2014 and 2013, Delhaize Group entered into several agreements in Southeastern Europe and the U.S. that have resulted in the acquisition of businesses and were accounted for as business combinations. The total cash consideration transferred for these transactions was €11 million, €20 million and €9 million, respectively and the transactions resulted in an increase of goodwill of €11 million, €13 million and €3 million, respectively. An additional payment of €2 million will occur in 2016. In addition, Delhaize Group reached an agreement in 2013 with the former owner of Delta Maxi to settle all remaining indemnification assets and received €22 million in cash.
4.2 Acquisitions of Non-controlling Interests
During 2015, Delhaize Group acquired 16.3% non-controlling interests in C-Market (Serbian subsidiary), held by the Serbian Privatization Agency, for a price of €364.58 per share (representing approximately €12 million). Consequently, Delhaize Group owned 91.7% of C-Market at year-end 2015.
In February 2016, Delhaize Group acquired, through a squeeze-out procedure, additional 7.6% non-controlling interests in C-Market for a consideration of almost €6 million (see also Note 35). As a result, the Group currently owns 99.3%.
During 2014 and 2013, Delhaize Group did not acquire additional non-controlling interests.
5. Divestitures, Disposal Group / Assets Held for Sale and Discontinued Operations
5.1 Divestitures
During 2015, as part of the implementation of the Belgian Transformation Plan (see Note 20.3), 3 Belgian company-operated Delhaize stores were converted to affiliated stores, which are operated by independent third parties. The Group received cash consideration of €2 million and recognized a net gain on disposal of €1 million, classified as “Other operating income”.
During 2014, Delhaize Group divested a part of its U.S and Southeastern European operations from its operating activities that met the definition of discontinued operations, as detailed in Note 5.3 below.
In 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores, operated by independent third parties. Delhaize Group received a total cash consideration of €12 million and recognized a gain on disposal of approximately €9 million, classified as “Other operating income”.
5.2 Disposal Group / Assets Classified as Held for Sale
Disposal of Bottom Dollar Food
In 2015, Delhaize Group completed its agreement with ALDI Inc. to sell its 66 Bottom Dollar Food locations (“Bottom Dollar Food”), for a total sales price of $15 million (€14 million) in cash, which resulted in an insignificant settlement loss during 2015. Assets and liabilities relating to these operations (being part of the “United States” segment) were classified as a disposal group held for sale in 2014 and the relevant profit or loss after tax classified as “Result from discontinued operations”, with comparative information being re-presented.
(in millions of €)-2014
Property, plant and equipment-52
Assets classified as held for sale-52
Less:-
Obligations under finance lease-(37)
Accounts payable, accrued expenses and other liabilities-(3)
Assets classified as held for sale, net of associated liabilities-12
In 2014, the 66 stores generated revenues of approximately $0.5 billion.-

106 FINANCIAL STATEMENTS
In addition, equipment relating to these stores (carrying amount of €2 million), classified as held for sale in 2014, was sold to third parties in 2015 and did not result in any impact on the profit and loss.
In 2014, the Group recognized a total impairment loss of €124 million (see also Note 5.3) to write down the carrying value of the Bottom Dollar Food operations to its fair value less costs to sell.
Disposal of Sweetbay, Harveys and Reid’s
In 2013, Delhaize Group signed an agreement with Bi-Lo Holdings (Bi-Lo) to sell its Sweetbay, Harveys and Reid’s operations. The transaction closed in 2014 for a final sales price of $234 million (€171 million) in cash.
Assets and liabilities relating to these operations (being part of the “United States” segment) were classified as a disposal group held for sale in 2013 and the relevant profit or loss after tax classified as “Result from discontinued operations”, with comparative information being re-presented.
In 2013, the 164 stores included in the transaction generated revenues of approximately $1.7 billion. A gain of €8 million realized on the sale was included in “Results from discontinued operations” during 2014.
Disposal of Bulgarian and Bosnian & Herzegovinian operations
In 2014, Delhaize Group sold its Bulgarian operations to AP Mart and Delhaize Bosnia & Herzegovina to Tropic Group B.V., incurring insignificant settlement losses. The profit and loss after tax relating to these operations (being part of the “Southeastern Europe” segment) were classified as “Result from discontinued operations” (see also Note 5.3) and comparative information was re-presented.
The operations were transferred to the buyers, including cash and cash equivalents of €3 million and €1 million, respectively.
Disposal of Delhaize Montenegro
In 2013, Delhaize Group sold its Montenegrin operations (part of the “Southeastern Europe” segment) for a total sales price of €5 million to Expo Commerce and presented the profit and loss as discontinued operations (see also Note 5.3). Comparative information was re-presented.
Disposal of Delhaize Albania SHPK
In 2013, Delhaize Group completed the sale of its Albanian activities (“Delhaize Albania”) for a sales price of €1 million. The assets and liabilities of Delhaize Albania, that were part of the “Southeastern Europe” segment had been presented as “held for sale” as of December 31, 2012 and the previous years’ operating results as well as the gain of €1 million realized on the sale were classified as “Results from discontinued operations” in the income statement.
Disposal of individual properties
Delhaize Group holds a number of individual properties, mainly small shops, office buildings, pharmacies or bank branches, which it considers not incremental to its retail operations. The carrying value of these assets held for sale amounts to €4 million at December 31, 2015, of which €1 million relate to the U.S. and €3 million to the “Southeastern Europe” segment. At December 31, 2014 and 2013, the carrying value of individual properties held for sale amounted to €6 million and €7 million, respectively. These properties are measured at fair value less costs to sell. The fair values of these assets have been categorized as Level 2 in the fair value level hierarchy. These fair values have been determined predominantly using a market approach based on sales transactions in the market of comparable property and signed non-binding sales agreements.
In 2014, Delhaize Group sold its distribution center in Plant City, Florida (carrying amount of $23 million), which was supplying Sweetbay stores until their disposal, to C&S Wholesale Grocers for a total consideration of $28 million (€21 million).

DELHAIZE GROUP ANNUAL REPORT 2015 • 107

5.3 Discontinued Operations

As mentioned in Note 5.2, Bottom Dollar Food, Sweetbay, Harveys and Reid's (U.S.), the Bulgarian operations, Delhaize Bosnia & Herzegovina, Delhaize Montenegro and Delhaize Albania qualified as discontinued operations.

The overall "Result from discontinued operations" and corresponding net cash flows of the entities classified as discontinued operations are summarized as follows (no adjustments to amounts previously presented in discontinued operations were made):

(in millions of €, except per share information)	2015[1]	2014	2013
Revenues	8	864	1 868
Cost of sales	(10)	(676)	(1 415)
Other operating income	—	7	12
Selling, general and administrative expenses	(9)	(195)	(462)
Other operating expenses	—	(8)	(89)
Net financial expenses	(2)	(1)	(17)
Result before tax	(13)	(9)	(103)
Income taxes	11	(2)	25
Result of discontinued operations (net of tax)	**(2)**	**(11)**	**(78)**
Pre-tax loss recognized on re-measurement of assets of disposal groups	—	(138)	(12)
Income taxes	—	50	—
Result from discontinued operations (net of tax), fully attributable to equity holders of the Group	**(2)**	**(99)**	**(90)**
Basic earnings per share from discontinued operations	(0.02)	(0.97)	(0.89)
Diluted earnings per share from discontinued operations	(0.02)	(0.97)	(0.88)
Operating cash flows	(2)	(29)	15
Investing cash flows	2	7	(43)
Financing cash flows	—	9	43
Total cash flows	**—**	**(13)**	**15**

(1) 2015 includes only Bottom Dollar Food.

In 2014, Delhaize Group recognized €138 million of impairment losses to write down the carrying value of Bottom Dollar Food (€124 million), the Bulgarian operations (€11 million) and Delhaize Bosnia & Herzegovina (€3 million) to their estimated fair value less costs to sell.

In 2013, Delhaize Group recognized in "Other operating expenses" Sweetbay store closing charges of €46 million, onerous lease contract charges, severance costs and impairment losses related to headquarter and distribution centers that were impacted by the planned sale to Bi-Lo for a total amount of €19 million and incurred cost to sell of €9 million. The Group recognized a total impairment loss of €12 million to write down the carrying value of Delhaize Montenegro and Sweetbay, Harveys and Reid's to their estimated fair value less costs to sell.

108 • FINANCIAL STATEMENTS

6. Goodwill

(in millions of €)	2015	2014	2013
Gross carrying amount at January 1	3 485	3 215	3 396
Accumulated impairment at January 1	(338)	(256)	(207)
Net carrying amount at January 1	**3 147**	**2 959**	**3 189**
Acquisitions through business combinations and adjustments to initial purchase accounting	11	13	3
Classified as held for sale (net amount)	—	(1)	(3)
Impairment losses	—	(138)	(124)
Currency translation effect (net amount)	307	314	(106)
Gross carrying amount at December 31	3 801	3 485	3 215
Accumulated impairment at December 31	(336)	(338)	(256)
Net carrying amount at December 31	**3 465**	**3 147**	**2 959**

Goodwill is allocated and tested for impairment at the cash-generating unit (CGU) level that is expected to benefit from synergies of the combination the goodwill resulted from, which at Delhaize Group represents an operating entity or country level, being also the lowest level at which goodwill is monitored for internal management purpose.

The Group's CGUs with significant goodwill allocations are detailed below:

(in millions)		2015	2014	2013
Food Lion	*USD*	*1 684*	*1 684*	*1 684*
Hannaford	*USD*	*1 560*	*1 558*	*1 555*
United States	EUR	2 980	2 670	2 349
Greece	EUR	221	214	209
Belgium	EUR	186	186	186
Serbia	EUR	50	50	194
Romania	EUR	28	27	20
Bulgaria	EUR	—	—	1
Total	**EUR**	**3 465**	**3 147**	**2 959**

Delhaize Group conducts an annual impairment assessment for goodwill and, in addition, whenever events or circumstances indicate that an impairment may have occurred. The impairment test of goodwill involves comparing the recoverable amount of each CGU with its carrying value, including goodwill, and recognition of an impairment loss if the carrying value exceeds the recoverable amount.

The recoverable amount of each operating entity is determined based on the higher of value in use ("VIU") and the fair value less cost to sell ("FVLCTS"):

- The VIU calculations use local currency cash flow projections based on the latest available financial plans approved by management for all CGUs, adjusted to ensure that the CGUs are tested in their current condition, covering a three-year period, based on actual results of the past and using observable market data, where possible. Cash flows beyond the three-year period are extrapolated to five years.

  Growth rates and operating margins used to estimate future performance are equally based on past performance and experience of growth rates and operating margins achievable in the relevant market and in line with market data, where possible. Beyond five years, perpetual growth rates are used which do not exceed the long-term average growth rate for the supermarket retail business in the particular market in question and the long-term economic growth of the respective country. These pre-tax cash flows are discounted applying a pre-tax rate, which is derived from the CGU's WACC (Weighted Average Cost of Capital) in an iterative process as described by IAS 36.

- The FVLCTS is based on discounted cash flow calculations, in local currencies, using cash flow projections based on the latest available financial plans approved by management for all CGUs, as explained above. Cash flows beyond the three-year period are extrapolated to ten years in line with market participant assumptions. Beyond ten years, perpetual growth rates do not exceed the long-term average growth rate for the supermarket retail business in the particular market in question and the long-term economic growth of the respective country. Operating margins are kept in line with longer term market participant assumptions. Delhaize Group uses pre-tax cash flows which are discounted applying a pre-tax rate, being derived from the CGU's WACC as described above. The FVLCTS represents a Level 3 fair value in the IFRS 13 fair value hierarchy. Earnings multiples paid for similar companies in the market are used to ensure appropriateness of the FVLCTS estimates and overall consistency.

DELHAIZE GROUP ANNUAL REPORT 2015 • 109

United States

The recoverable amount of Hannaford is determined based on VIU. In 2015, the recoverable amount of Food Lion was determined based on FVLCTS and VIU estimates. The FVLCTS estimate takes into account the new strategy centered around Easy, Fresh and Affordable, which the Group started to roll out in 2014, while the VIU estimate does not consider any cash flows related to this strategy. With the fair value being above the VIU, the fair value represents the recoverable amount, with both values being significantly above the carrying amount. The key assumptions used for the recoverable amount calculations were as follows:

	Perpetual Growth Rate	Pre-tax Discount rate
2015:		
Food Lion (FVLCTS)	2.0%	10.2%
Hannaford (VIU)	2.0%	10.3%
2014:		
Food Lion (FVLCTS)	2.1%	10.4%
Hannaford (VIU)	2.1%	10.5%
2013:		
Food Lion (VIU)	2.1%	10.4%
Hannaford (VIU)	2.1%	10.6%

Management believes that the assumptions used in the recoverable amount calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the 2015 recoverable amount for Food Lion and Hannaford by $326 million and $313 million, respectively. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the 2015 recoverable amount for Food Lion and Hannaford by $922 million and $693 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Food Lion or Hannaford exceeding the recoverable amount. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would decrease the 2015 recoverable amount for Food Lion and Hannaford by $539 million and $411 million, respectively and would not result in the carrying amount of Food Lion or Hannaford exceeding the recoverable amount.

In 2013, and as a result of the decision to sell Sweetbay, Harveys and Reid's, goodwill of €3 million, previously allocated to Food Lion, has been re-allocated to Harveys and transferred to assets held for sale.

Europe

The recoverable amount of the operating segments Belgium, Greece and Romania has been determined based on VIU. The key assumptions used for the VIU calculations were as follows:

	Perpetual Growth Rate	Pre-tax Discount rate
2015:		
Belgium	1.9%	11.6%
Greece	1.4%	14.0%
Romania	1.9%	11.8%
2014:		
Belgium	1.4%	9.3%
Greece	2.3%	11.5%
Romania	2.7%	11.7%
2013:		
Belgium	2.3%	11.3%
Greece	2.3%	12.9%
Romania	2.5%	12.1%

Management believes that the assumptions used in the recoverable amount calculations represent the best estimates of future development and is of the opinion that no reasonable possible change in any of the key assumptions mentioned above would cause the carrying value of the cash generating units to exceed their recoverable amounts. The Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the 2015 recoverable amount for Belgium, Greece and Romania by €84 million, €26 million and €17 million, respectively. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the 2015 recoverable amount for Belgium, Greece and Romania by €196 million, €69 million and €43 million, respectively. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would not result in the carrying amount of Belgium, Greece or Romania exceeding the recoverable amount. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would decrease the 2015 recoverable amount for Belgium, Greece and Romania by €128 million,

110 FINANCIAL STATEMENTS
€66 million and €39 million, respectively and would not result in the carrying amount of Belgium, Greece or Romania exceeding the recoverable amount.
Considering the expected longer term growth of the relatively young operations in Serbia, the recoverable amount is determined based on FVLCTS estimates.
During 2013, the general economic situation in Serbia worsened significantly, impacting the Group’s short- to mid-term expectations for its Serbian operations and resulting in an impairment indicator. Consequently, Delhaize Group performed an impairment review of its Serbian goodwill and recognized an impairment loss of €124 million.
During 2014, the Serbian economy continued to struggle due to the impact of fiscal tightening, lower inflow of investments, and the overall fragile situation in the Serbian and international markets. During the second quarter, the country was further hit by a devastating flooding, which further negatively impacted the economy. At the same time, competition further strengthened in the retail market. Due to this, the Group reconsidered its estimates and forecasts in connection with its Serbian business and concluded that the before said had a negative short-term impact on the cash flow projections of Delhaize Serbia, providing goodwill impairment indicators. Consequently, Delhaize Group updated its impairment review of its Serbian goodwill and recognized impairment charges of a total amount of €138 million.
The key assumptions used and the recognized impairment losses in the various years were as follows:
Impairment Loss
Perpetual Pre-tax Recognized
Growth Rate Discount Rate (in millions)
2015: 2.8% 15.5% EUR —
2014: 3.0% 15.1% EUR 138
2013: 2.8% 15.1% EUR 124
In 2015, the Group estimated that a decrease in growth rate by 50 basis points, keeping all other assumptions constant, would decrease the recoverable amount of Delhaize Serbia by €8 million and result in the carrying amount exceeding the recoverable amount by €6 million. An increase of the discount rate by 100 basis points, keeping all other assumptions constant, would decrease the recoverable amount by €38 million and result in the carrying amount exceeding the recoverable amount by €36 million. A simultaneous increase in discount rate and decrease in growth rates by the before mentioned amounts would decrease the recoverable amount by €44 million and result in the carrying amount exceeding the recoverable amount by €42 million. Alternatively, a reduction in the total projected future cash flows by 10%, keeping all other assumptions constant, would decrease the recoverable amount by €36 million and result in the carrying amount exceeding the recoverable amount by €34 million. Impairment losses are recognized in profit or loss in “Other operating expenses” (see Note 28).

DELHAIZE GROUP ANNUAL REPORT 2015 • 111

7. Intangible Assets

Intangible assets consist primarily of trade names, customer relationships, purchased and internally developed software, favorable lease rights, prescription files and other licenses. Delhaize Group has determined that its trade names have an indefinite useful life and are not amortized, but are tested annually for impairment and whenever events or circumstances indicate that impairment may have occurred. Trade names are tested for impairment by comparing their recoverable amount, being their FVLCTS (Level 3), with their carrying amount. The recoverable amount is estimated applying the royalty-relief-method, using revenue projections and discount rates of each operating entity consistent with the assumptions applied as part of the annual goodwill impairment testing (see Note 6). The Group applied estimated royalty rates of 0.45% and 0.70% for Food Lion and Hannaford, respectively, and 0.60% (Tempo) and 1.34% (Maxi) for Serbia, depending on the local strength of each brand.

During the second quarter of 2014, the Group identified impairment indicators with respect to its Serbian operations and updated its impairment review of its Serbian trade names, recognizing impairment losses of €10 million. Royalty rates applied ranged from 0.62% (Tempo) to 1.43% (Maxi).

In 2013, the Group identified impairment indicators with respect to its Serbian and Bulgarian trade names. Royalty rates for the various brands ranged from 0.54% (Piccadilly) to 1.20% (Maxi). Further, the Group decided to retire its Mini Maxi and Piccadilly Express brands and to convert these stores into a new format and therefore fully impaired these trade names. The above resulted in the recognition of impairment losses of €67 million and €4 million for Serbia and Bulgaria, respectively. As part of the disposal of Harveys (see Note 5.2), $5 million (€4 million) were reclassified from the CGU Food Lion to assets held for sale.

See Note 8 for a description of the impairment test for assets with finite lives.

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2015	**528**	**348**	**425**	**134**	**60**	**1 495**
Additions	—	10	22	—	39	71
Sales and disposals	—	(13)	(10)	(12)	(3)	(38)
Transfers (to) from other accounts	—	22	5	—	(23)	4
Currency translation effect	44	13	37	14	5	113
Cost at December 31, 2015	**572**	**380**	**479**	**136**	**78**	**1 645**
Accumulated amortization at January 1, 2015	**—**	**(217)**	**(309)**	**(100)**	**(32)**	**(658)**
Accumulated impairment at January 1, 2015	**(72)**	**—**	**—**	**(1)**	**(1)**	**(74)**
Amortization expense	—	(39)	(49)	(7)	(4)	(99)
Sales and disposals	—	13	10	12	3	38
Currency translation effect	—	(11)	(27)	(10)	(4)	(52)
Accumulated amortization at December 31, 2015	**—**	**(254)**	**(375)**	**(106)**	**(38)**	**(773)**
Accumulated impairment at December 31, 2015	**(72)**	**—**	**—**	**—**	**—**	**(72)**
Net carrying amount at December 31, 2015	**500**	**126**	**104**	**30**	**40**	**800**

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2014	**519**	**290**	**359**	**122**	**55**	**1 345**
Additions	—	43	23	—	12	78
Sales and disposals	—	—	(2)	(4)	(3)	(9)
Acquisitions through business combinations	—	—	—	1	1	2
Transfers (to) from other accounts	—	2	9	—	(10)	1
Classified as held for sale	(29)	—	(1)	—	(1)	(31)
Currency translation effect	38	13	37	15	6	109
Cost at December 31, 2014	**528**	**348**	**425**	**134**	**60**	**1 495**
Accumulated amortization at January 1, 2014	**—**	**(171)**	**(242)**	**(86)**	**(27)**	**(526)**
Accumulated impairment at January 1, 2014	**(85)**	**—**	**—**	**—**	**(2)**	**(87)**
Amortization expense	—	(35)	(43)	(7)	(4)	(89)
Impairment losses	(10)	—	—	—	—	(10)
Sales and disposals	—	—	2	4	3	9
Classified as held for sale	19	—	—	—	1	20
Currency translation effect	4	(11)	(26)	(12)	(4)	(49)
Accumulated amortization at December 31, 2014	**—**	**(217)**	**(309)**	**(100)**	**(32)**	**(658)**
Accumulated impairment at December 31, 2014	**(72)**	**—**	**—**	**(1)**	**(1)**	**(74)**
Net carrying amount at December 31, 2014	**456**	**131**	**116**	**33**	**27**	**763**

112 • FINANCIAL STATEMENTS

(in millions of €)	Trade Names	Developed Software	Purchased Software	Favorable Lease Rights	Other	Total
Cost at January 1, 2013	**575**	**271**	**321**	**154**	**63**	**1 384**
Additions	—	36	32	—	11	79
Sales and disposals	—	(1)	(2)	(16)	(3)	(22)
Transfers (to) from other accounts	—	(12)	21	—	(8)	1
Classified as held for sale	(38)	—	(1)	(10)	(6)	(55)
Currency translation effect	(18)	(4)	(12)	(6)	(2)	(42)
Cost at December 31, 2013	**519**	**290**	**359**	**122**	**55**	**1 345**
Accumulated amortization at January 1, 2013	**—**	**(142)**	**(211)**	**(102)**	**(28)**	**(483)**
Accumulated impairment at January 1, 2013	**(51)**	**—**	**—**	**—**	**(2)**	**(53)**
Amortization expense	—	(33)	(41)	(9)	(4)	(87)
Impairment losses	(71)	—	—	—	(1)	(72)
Sales and disposals	—	—	2	15	1	18
Transfers to (from) other accounts	—	—	(1)	(1)	2	—
Classified as held for sale	34	—	1	7	3	45
Currency translation effect	3	4	8	4	—	19
Accumulated amortization at December 31, 2013	**—**	**(171)**	**(242)**	**(86)**	**(27)**	**(526)**
Accumulated impairment at December 31, 2013	**(85)**	**—**	**—**	**—**	**(2)**	**(87)**
Net carrying amount at December 31, 2013	**434**	**119**	**117**	**36**	**26**	**732**

Trade name assets are allocated to the following cash generating units:

	December 31,		
(in millions of €)	2015	2014	2013
Food Lion	233	208	184
Hannaford	198	178	156
United States	**431**	**386**	**340**
Serbia	69	70	84
Bulgaria	—	—	10
Southeastern Europe	**69**	**70**	**94**
Total	**500**	**456**	**434**

The net carrying amount of developed and purchased software at December 31, 2015 can be summarized by reportable segment as follows:

(in millions of €)	Developed Software	Purchased Software	Total
United States	20	83	103
Belgium	51	5	56
Southeastern Europe	1	3	4
Corporate	54	13	67
Total	**126**	**104**	**230**

Amortization expenses are mainly charged to selling, general and administrative expenses.

DELHAIZE GROUP ANNUAL REPORT 2015 • 113

8. Property, Plant and Equipment

(in millions of €)	Land and Buildings	Leasehold Improve-ments	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2015	**2 724**	**1 898**	**3 571**	**43**	**758**	**8 994**
Additions	60	51	333	257	31	732
Sales and disposals	(18)	(33)	(275)	(1)	(88)	(415)
Acquisitions through business combinations	—	2	1	—	—	3
Transfers (to) from other accounts	(5)	104	119	(202)	(1)	15
Currency translation effect	152	147	277	1	73	650
Cost at December 31, 2015	**2 913**	**2 169**	**4 026**	**98**	**773**	**9 979**
Accumulated depreciation at January 1, 2015	**(949)**	**(1 273)**	**(2 277)**	**—**	**(422)**	**(4 921)**
Accumulated impairment at January 1, 2015	**(19)**	**(8)**	**(28)**	**—**	**(3)**	**(58)**
Depreciation expense	(91)	(127)	(297)	—	(49)	(564)
Impairment losses	(16)	(5)	(3)	—	(1)	(25)
Sales and disposals	14	30	259	—	88	391
Transfers to (from) other accounts	29	9	(45)	—	1	(6)
Currency translation effect	(69)	(108)	(189)	—	(44)	(410)
Accumulated depreciation at December 31, 2015	**(1 073)**	**(1 473)**	**(2 568)**	**—**	**(428)**	**(5 542)**
Accumulated impairment at December 31, 2015	**(28)**	**(9)**	**(12)**	**—**	**(2)**	**(51)**
Net carrying amount at December 31, 2015	**1 812**	**687**	**1 446**	**98**	**343**	**4 386**

(in millions of €)	Land and Buildings	Leasehold Improve-ments	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2014	**2 579**	**1 732**	**3 269**	**61**	**716**	**8 357**
Additions	79	55	240	152	37	563
Sales and disposals	(51)	(21)	(188)	—	(26)	(286)
Acquisitions through business combinations	2	—	2	—	—	4
Transfers (to) from other accounts	86	51	34	(170)	1	2
Currency translation effect	158	158	289	1	83	689
Classified as held for sale	(129)	(77)	(75)	(1)	(53)	(335)
Cost at December 31, 2014	**2 724**	**1 898**	**3 571**	**43**	**758**	**8 994**
Accumulated depreciation at January 1, 2014	**(837)**	**(1 084)**	**(2 022)**	**—**	**(371)**	**(4 314)**
Accumulated impairment at January 1, 2014	**(20)**	**(10)**	**(36)**	**(1)**	**(3)**	**(70)**
Depreciation expense	(90)	(119)	(250)	—	(41)	(500)
Impairment losses	(9)	(3)	(14)	—	—	(26)
Sales and disposals	33	20	170	—	24	247
Transfers to (from) other accounts	(2)	—	1	—	(1)	(2)
Currency translation effect	(71)	(112)	(196)	1	(47)	(425)
Classified as held for sale	28	27	42	—	14	111
Accumulated depreciation at December 31, 2014	**(949)**	**(1 273)**	**(2 277)**	**—**	**(422)**	**(4 921)**
Accumulated impairment at December 31, 2014	**(19)**	**(8)**	**(28)**	**—**	**(3)**	**(58)**
Net carrying amount at December 31, 2014	**1 756**	**617**	**1 266**	**43**	**333**	**4 015**

114 • FINANCIAL STATEMENTS

(in millions of €)	Land and Buildings	Leasehold Improve-ments	Furniture, Fixtures, Equipment and Vehicles	Construction in Progress and Advance Payments	Property under Finance Leases	Total Property, Plant and Equipment
Cost at January 1, 2013	**2 586**	**1 914**	**3 602**	**42**	**856**	**9 000**
Additions	76	71	216	123	12	498
Sales and disposals	(17)	(88)	(232)	—	(39)	(376)
Acquisitions through business combinations	—	2	3	—	—	5
Transfers (to) from other accounts	43	26	20	(103)	(20)	(34)
Currency translation effect	(61)	(58)	(109)	(1)	(31)	(260)
Classified as held for sale	(48)	(135)	(231)	—	(62)	(476)
Cost at December 31, 2013	**2 579**	**1 732**	**3 269**	**61**	**716**	**8 357**
Accumulated depreciation at January 1, 2013	**(800)**	**(1 156)**	**(2 194)**	**—**	**(407)**	**(4 557)**
Accumulated impairment at January 1, 2013	**(26)**	**(29)**	**(53)**	**(1)**	**(20)**	**(129)**
Depreciation expense	(88)	(122)	(255)	—	(43)	(508)
Impairment losses	(2)	(5)	(7)	—	(3)	(17)
Sales and disposals	15	86	213	—	39	353
Transfers to (from) other accounts	—	1	4	—	18	23
Currency translation effect	24	39	73	—	16	152
Classified as held for sale	20	92	161	—	26	299
Accumulated depreciation at December 31, 2013	**(837)**	**(1 084)**	**(2 022)**	**—**	**(371)**	**(4 314)**
Accumulated impairment at December 31, 2013	**(20)**	**(10)**	**(36)**	**(1)**	**(3)**	**(70)**
Net carrying amount at December 31, 2013	**1 722**	**638**	**1 211**	**60**	**342**	**3 973**

During 2014, the Group reclassified property, plant and equipment to assets classified as held for sale for a total amount of €224 million as a result of the planned disposal of the banner Bottom Dollar Food, a Sweetbay distribution center (total of €205 million at Delhaize America), Delhaize Bosnia & Herzegovina (€11 million) and the Bulgarian operations (€8 million).

During 2013, the Group reclassified property, plant and equipment to assets classified as held for sale for a total amount of €177 million, of which €161 million related to the planned disposal of Sweetbay, Harveys and Reid's and €16 million to the disposal of Delhaize Montenegro (see Note 5).

Property, plant and equipment can be summarized by reportable segment as follows:

	December 31,		
(in millions of €)	2015	2014	2013
United States	2 411	2 120	2 129
Belgium	866	848	841
Southeastern Europe	1 098	1 037	994
Corporate	11	10	9
Total property, plant and equipment	**4 386**	**4 015**	**3 973**

Depreciation expense is included in the following line items of the income statement:

(in millions of €)	2015	2014	2013
Cost of sales	65	60	56
Selling, general and administrative expenses	499	424	415
Depreciation from discontinued operations	—	16	37
Total depreciation	**564**	**500**	**508**

DELHAIZE GROUP ANNUAL REPORT 2015 • 115

Delhaize Group tests assets with finite lives for impairment whenever events or circumstances indicate that an impairment may exist. The Group monitors the carrying value of its operating retail stores, the lowest level asset group for which identifiable cash inflows of store assets are independent of other (groups of) assets ("cash-generating unit" or CGU), for potential impairment based on historical and projected cash flows. The value in use, applying the main assumptions detailed in Note 6, is estimated using projected discounted cash flows based on past experience and knowledge of the markets in which the stores are located, adjusted for various factors such as inflation and general economic conditions. The fair value less costs to sell is estimated based on a multiples approach or independent third party appraisals, based on the location and condition of the stores.

Closed stores are reviewed for impairment on a fair value less costs to sell basis (Level 3), based on actual results of the past and using observable market data, where possible.

Management believes that the assumptions applied when testing for impairment are reasonable estimates of the economic conditions and operating performance of the different CGUs. Changes in these conditions or performance will have an impact on the projected cash flows used to determine the recoverable amount of the CGUs and might result in additional stores identified as being possibly impaired and/or on the impairment amount calculated.

The impairment charges can be summarized by property, plant and equipment categories as follows:

		December 31,		
(in millions of €)	Note	2015	2014	2013
Land and buildings		16	9	2
Leasehold improvements		5	3	5
Furniture, fixtures, equipment and vehicles		3	14	7
Property under finance leases		1	—	3
Total		**25**	**26**	**17**
Recognized in :				
Other operating expenses	28	25	16	8
Result from discontinued operations		—	10	9

The impairment losses recorded in 2015 are primarily related to underperforming and closed stores.

In 2014, the Group recorded €7 million impairment losses on 2 of its incumbent distribution centers at Delhaize Serbia and €8 million on equipment that became idle after the sale of Bottom Dollar Food (the latter recorded in "Result from discontinued operations").

Property under finance leases consists mainly of buildings. The number of owned versus leased stores by operating segment at December 31, 2015 is as follows:

	Owned	Finance Leases	Operating Leases	Affiliated and Franchised Stores Owned by their Operators or Directly Leased by their Operators from a Third Party	Total
United States	210	403	675	—	**1 288**
Belgium	150	41	231	466	**888**
Southeastern Europe	347	—	784	77	**1 208**
Total	**707**	**444**	**1 690**	**543**	**3 384**

116 • FINANCIAL STATEMENTS

9. Investment Property

Investment property, principally comprised of owned rental space attached to supermarket buildings and excess real estate, is held for long-term rental yields or appreciation and is not occupied by the Group.

Investment property is accounted for at cost less accumulated depreciation and accumulated impairment losses, if any. When stores held under finance lease agreements are closed (see Note 20.1) or if land will no longer be developed for construction purposes or is held for currently undetermined use, they are reclassified from property, plant and equipment to investment property.

(in millions of €)	2015	2014	2013
Cost at January 1	**226**	**252**	**250**
Additions	2	2	—
Sales and disposals	(26)	(41)	(22)
Transfers (to) from other accounts	35	(4)	33
Currency translation effect	21	23	(9)
Classified as held for sale	(2)	(6)	—
Cost at December 31	**256**	**226**	**252**
Accumulated depreciation and impairment at January 1	**(142)**	**(152)**	**(134)**
Depreciation expense	(3)	(4)	(4)
Impairment losses	(6)	(2)	(6)
Sales and disposals	23	28	17
Transfers to (from) other accounts	(19)	—	(31)
Currency translation effect	(14)	(14)	6
Classified as held for sale	2	2	—
Accumulated depreciation and impairment at December 31	**(159)**	**(142)**	**(152)**
Net carrying amount at December 31	**97**	**84**	**100**

At December 31, 2015, 2014 and 2013, the Group only had insignificant investment property under construction.

The fair value of investment property amounted to €145 million, €120 million and €132 million at December 31, 2015, 2014 and 2013, respectively. Level 2 fair values were estimated using third party appraisals and signed, non-binding purchase and sales agreements. Level 3 fair values were predominantly established applying an income approach. The entity did not change the valuation technique applied during the reporting period. The main inputs to the valuation model are current market rents, estimated market rental value (EMRV), term yield and reversionary yield. Independent external or internal valuers supporting the fair value estimates have the necessary recognized and relevant professional qualification.

The fair value of the investment properties has been categorized as follows:

	December 31, 2015			
	Carrying amount	Fair value		
(in millions of €)	at amortized cost	Total	Level 2	Level 3
United States	71	110	68	42
Southeastern Europe	26	35	—	35
Total investment property	**97**	**145**	**68**	**77**

Rental income from investment property recorded in other operating income was €9 million for 2015, €6 million for 2014 and €6 million for 2013. Operating expenses arising from investment property generating rental income, included in selling, general and administrative expenses, were €7 million in 2015, €4 million in 2014 and €4 million in 2013. Operating expenses arising from investment property not generating rental income, included in selling, general and administrative expenses, were €1 million in 2015, €1 million in 2014 and €6 million in 2013.

DELHAIZE GROUP ANNUAL REPORT 2015 • 117

10. Categorization and Offsetting of Financial Instruments

10.1 Categorization

Financial Assets by Class and Measurement Category

December 31, 2015						
		Financial assets measured at amortized cost	Financial assets measured at fair value			
(in millions of €)	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current						
Other financial assets	12	44	—	—	—	44
Derivative instruments	19	—	9	—	—	9
Current						
Receivables	14	640	—	—	—	640
Investments in securities	11	—	—	—	176	176
Other financial assets	12	55	—	—	—	55
Cash and cash equivalents	15	1 579	—	—	—	1 579
Total financial assets		**2 318**	**9**	**—**	**176**	**2 503**

December 31, 2014						
		Financial assets measured at amortized cost	Financial assets measured at fair value			
(in millions of €)	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current						
Investments in securities	11	—	—	—	8	8
Other financial assets	12	21	—	—	—	21
Derivative instruments	19	—	9	—	—	9
Current						
Receivables	14	623	—	—	—	623
Investments in securities	11	—	—	—	149	149
Other financial assets	12	18	—	—	—	18
Derivative instruments	19	—	2	—	—	2
Cash and cash equivalents	15	1 600	—	—	—	1 600
Total financial assets		**2 262**	**11**	**—**	**157**	**2 430**

December 31, 2013						
		Financial assets measured at amortized cost	Financial assets measured at fair value			
(in millions of €)	Note	Loans and Receivables	Derivatives - through profit or loss	Derivatives - through equity	Available for sale - through equity	Total
Non-Current						
Investments in securities	11	—	—	—	8	8
Other financial assets	12	21	—	—	—	21
Derivative instruments	19	—	1	—	—	1
Current						
Receivables	14	618	—	—	—	618
Investments in securities	11	—	—	—	126	126
Other financial assets	12	25	—	—	—	25
Derivative instruments	19	—	40	—	—	40
Cash and cash equivalents	15	1 149	—	—	—	1 149
Total financial assets		**1 813**	**41**	**—**	**134**	**1 988**

118 FINANCIAL STATEMENTS
Financial Assets measured at fair value by Fair Value Hierarchy
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 requires, for financial instruments that are measured in the balance sheet at fair value the disclosure of fair value measurements by level of fair value measurement hierarchy. For financial instruments not measured at fair value, the disclosure of their fair value and the fair value measurement level is necessary. The fair value measurements have to be categorized by the following level of fair value measurement hierarchy:
Level 1: The fair value of a financial instrument that is traded in an active market is measured based on quoted (unadjusted) prices for identical assets or liabilities. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.
Level 2: The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, either directly (i.e., as prices) or indirectly (i.e., derived from prices), the instrument is included in Level 2.
Level 3: If one or more of the significant inputs used in applying the valuation technique is not based on observable market data, the financial instrument is included in Level 3.
December 31, 2015
(in millions of € ) Note Level 1 Level 2 Level 3 Total
Non-Current
Available for sale—through equity 11 — — — —
Derivatives—through profit or loss 19 — 9 — 9
Derivatives—through equity 19 — — — —
Current
Available for sale—through equity 11 176 — — 176
Derivatives—through profit or loss 19 — — — —
Derivatives—through equity 19 — — — —
Total financial assets measured at fair value 176 9 — 185
December 31, 2014
(in millions of € ) Note Level 1 Level 2 Level 3 Total
Non-Current
Available for sale—through equity 11 8 — — 8
Derivatives—through profit or loss 19 — 9 — 9
Derivatives—through equity 19 — — — —
Current
Available for sale—through equity 11 149 — — 149
Derivatives—through profit or loss 19 — 2 — 2
Derivatives—through equity 19 — — — —
Total financial assets measured at fair value 157 11 — 168
December 31, 2013
(in millions of € ) Note Level 1 Level 2 Level 3 Total
Non-Current
Available for sale—through equity 11 8 — — 8
Derivatives—through profit or loss 19 — 1 — 1
Derivatives—through equity 19 — — — —
Current
Available for sale—through equity 11 126 — — 126
Derivatives—through profit or loss 19 — 40 — 40
Derivatives—through equity 19 — — — —
Total financial assets measured at fair value 134 41 — 175
No transfers between the different fair value hierarchy levels took place in 2015, 2014 and 2013.

DELHAIZE GROUP ANNUAL REPORT 2015 • 119

Financial Liabilities by Class and Measurement Category

(in millions of €)	Note	Financial liabilities measured at fair value: Derivatives - through profit or loss	Financial liabilities measured at fair value: Derivatives - through equity	Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
		December 31, 2015				
Non-Current						
Long-term debt	18.1	—	—	256	1 693	1 949
Obligations under finance lease	18.3	—	—	—	480	480
Derivative instruments	19	71	—	—	—	71
Current						
Long-term debt - current portion	18.1	—	—	—	10	10
Obligations under finance leases	18.3	—	—	—	75	75
Accounts payable		—	—	—	2 510	2 510
Total financial liabilities		**71**	**—**	**256**	**4 768**	**5 095**

(in millions of €)	Note	Financial liabilities measured at fair value: Derivatives - through profit or loss	Financial liabilities measured at fair value: Derivatives - through equity	Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
		December 31, 2014				
Non-Current						
Long-term debt	18.1	—	—	460	1 741	2 201
Obligations under finance lease	18.3	—	—	—	475	475
Derivative instruments	19	26	—	—	—	26
Current						
Long-term debt - current portion	18.1	—	—	—	1	1
Obligations under finance leases	18.3	—	—	—	69	69
Accounts payable		—	—	—	2 112	2 112
Total financial liabilities		**26**	**—**	**460**	**4 398**	**4 884**

(in millions of €)	Note	Financial liabilities measured at fair value: Derivatives - through profit or loss	Financial liabilities measured at fair value: Derivatives - through equity	Financial liabilities being part of a fair value hedge relationship	Financial liabilities at amortized cost	Total
		December 31, 2013				
Non-Current						
Long-term debt	18.1	—	—	311	1 700	2 011
Obligations under finance lease	18.3	—	—	—	496	496
Derivative instruments	19	8	—	—	—	8
Current						
Long-term debt - current portion	18.1	—	—	219	9	228
Obligations under finance leases	18.3	—	—	—	59	59
Derivative instruments	19	3	—	—	—	3
Bank overdrafts		—	—	—	4	4
Accounts payable		—	—	—	1 993	1 993
Total financial liabilities		**11**	**—**	**530**	**4 261**	**4 802**

120 FINANCIAL STATEMENTS
Financial Liabilities measured at fair value by Fair Value Hierarchy
December 31, 2015
(in millions of € ) Note Level 1 Level 2 Level 3 Total
Non-Current
Derivatives—through profit or loss 19 — 71 — 71
Derivatives—through equity 19 — — — —
Current
Derivatives—through profit or loss 19 — — — —
Derivatives—through equity 19 — — — —
Total financial liabilities measured at fair value — 71 — 71
December 31, 2014
(in millions of € ) Note Level 1 Level 2 Level 3 Total
Non-Current
Derivatives—through profit or loss 19 — 26 — 26
Derivatives—through equity 19 — — — —
Current
Derivatives—through profit or loss 19 — — — —
Derivatives—through equity 19 — — — —
Total financial liabilities measured at fair value — 26 — 26
December 31, 2013
(in millions of € ) Note Level 1 Level 2 Level 3 Total
Non-Current
Derivatives—through profit or loss 19 — 8 — 8
Derivatives—through equity 19 — — — —
Current
Derivatives—through profit or loss 19 — 3 — 3
Derivatives—through equity 19 — — — —
Total financial liabilities measured at fair value — 11 — 11
During 2015, 2014 and 2013, no transfers between the different fair value hierarchy levels took place.
Valuation techniques
The available for sale – through equity instruments are mainly categorized as Level 1, when the fair value of these instruments is determined based on their quoted prices in active markets. When the market is not active, the fair value of these instruments is determined based on market approach valuation techniques and the Group uses prices and other relevant information generated by market transactions involving identical or comparable assets.
The derivative financial instruments contracted by the Group are used for hedging purposes to manage its exposure to various financial risks (see Note 19) and they are over-the-counter derivatives (interest rate, currency swaps and foreign exchange forwards) that are not traded in active markets. The fair value of these instruments is determined with present value calculations, using as inputs, besides others, foreign exchange spot rates, interest rate curves or implicit forward rate curves of the underlying. The contractual arrangements of these instruments also include cash collateral (pledged or received) that are payable / receivable if the value of a derivate exceeds a threshold defined in the contractual provisions. Such cash collaterals materially reduce the impact of both the counterparty and the Group’s own non-performance risk on the value of the instrument.

DELHAIZE GROUP ANNUAL REPORT 2015 • 121

10.2 Offsetting of Financial Instruments

The Group has several financial assets and financial liabilities that are subject to offsetting or enforceable master netting arrangements and similar agreements.

Cash Pool

The Group has implemented a cash pool system, allowing a more efficient management of the daily working capital needs of the participating operating entities. The settlement mechanism of the cash pool is provided by an external financial counterparty. The cash pool system provides that the Group is exposed to a single net amount with that financial counterparty rather than the gross amount of several current accounts and bank overdraft balances with multiple financial counterparties. Settlement on a net basis is intended by both parties and an actual netting is performed recurrently. The right to offset is enforceable in all circumstances, meeting the offsetting criteria and as a result only a net position is presented in the balance sheet.

Offsetting of trade receivables and accounts payables

When local legislations allow and the economic environment requires it, commercial contracts with non-financial counterparties include clauses and terms that provide the legal enforceable right to offset in all circumstances outstanding balances between the parties. The parties intend to settle on a net basis and actual netting is performed recurrently. In *Greece*, the Group aims to have such terms with most of its suppliers, in order to reduce the liquidity risk. As of 2014, the Group started to revise its general agreement with its *Serbian* suppliers, implementing offsetting conditions in the agreements between the parties. As in both countries the offsetting criteria are met, balances with these suppliers have been presented as such in the consolidated financial statements.

ISDA Master Agreements for Derivatives

The Group has several ISDA ("International Swaps and Derivatives Association") agreements in connection with its derivative transactions. In general, under such agreements the amounts owed by each counterparty on a single day in respect of all outstanding transactions in the same currency are aggregated into a single net amount that is payable by one party to the other.

Under certain circumstances, e.g., when a credit event such as default occurs, all outstanding transactions under the agreement are terminated, the termination value is assessed and only a single net amount is payable in settlement of all transactions.

The ISDA agreements do not meet the criteria for offsetting in the balance sheet. This is because the Group does not have a currently legally enforceable right to offset recognized amounts, because the right to offset is enforceable only on the occurrence of future event such as a default. ISDAs are considered as master netting arrangements for IFRS 7 disclosure purposes.

The following table shows the maximum exposure of the Group's financial assets and financial liabilities that are subject to offset or enforceable master netting arrangements and similar agreements.

	December 31, 2015					
				Amounts not offset in the balance sheet but subject to master netting arrangements (or similar)		
(in millions of €)	Gross amounts in the balance sheet	Financial instruments that are offset in the balance sheet	Net amounts presented in the balance sheet	Financial assets/liabilities	Cash collateral received/pledged	Net exposure
Non-Current						
Derivative financial assets	9	—	9	6	—	3
Current						
Receivables	105	105	—	—	—	—
Cash and cash equivalents	337	314	23	—	—	23
Total	**451**	**419**	**32**	**6**	**—**	**26**
Non-Current						
Derivative financial liabilities	71	—	71	6	28	37
Current						
Accounts payable	701	105	596	—	—	596
Bank overdrafts	314	314	—	—	—	—
Total	**1 086**	**419**	**667**	**6**	**28**	**633**

122 FINANCIAL STATEMENTS
December 31, 2014
Financial Amounts not offset in the balance
Gross instruments Net sheet but subject to master netting
amounts that are amounts arrangements (or similar)
in the offset in the presented in
balance balance the balance Financial Cash collateral Net
(in millions of €) sheet sheet sheet assets/liabilities received/pledged exposure
Non-Current
Derivative financial assets 9 — 9 4 — 5
Current
Derivative financial assets 2 — 2 1 — 1
Receivables 52 52 — — — —
Cash and cash equivalents 327 298 29 — — 29
Total 390 350 40 5 — 35
Non-Current
Derivative financial liabilities 26 — 26 5 — 21
Current
Derivative financial liabilities — — — — — —
Accounts payable 542 52 490 — — 490
Bank overdrafts 298 298 — — — —
Total 866 350 516 5 — 511
December 31, 2013
Financial Amounts not offset in the balance
Gross instruments Net sheet but subject to master netting
amounts that are amounts arrangements (or similar)
in the offset in the presented in
balance balance the balance Financial Cash collateral Net
(in millions of €) sheet sheet sheet assets/liabilities received/pledged exposure
Non-Current
Derivative financial assets 1 — 1 1 — —
Current
Derivative financial assets 40 — 40 — — 40
Receivables 41 41 — — — —
Cash and cash equivalents 470 451 19 — — 19
Total 552 492 60 1 — 59
Non-Current
Derivative financial liabilities 8 — 8 1 — 7
Current
Derivative financial liabilities 3 — 3 — — 3
Accounts payable 421 41 380 — — 380
Bank overdrafts 451 451 — — — —
Total 883 492 391 1 — 390

DELHAIZE GROUP ANNUAL REPORT 2015 123
11. Investments in Securities
Investments in securities contain investments in debt and equity securities, which are held as available for sale. Securities are included in current assets, except for debt securities with maturities of more than 12 months from the balance sheet date, which are classified as non-current assets.
Delhaize Group further holds some minor non-current investments in money market and investment funds in order to satisfy future pension benefit payments for a limited number of employees, which however do not meet the definition of plan assets as per IAS 19. The maximum exposure to credit risk at the reporting date is the carrying value of the investments.
The carrying amounts of the available for sale financial assets are as follows:
December 31,
(in millions of €) 2015 2014 2013
Non-current — 8 8
Current 176 149 126
Total 176 157 134
At December 31, 2015, the Group reclassified its €8 million investments in debt securities held in escrow, relating to defeasance provisions of outstanding Hannaford debt (see Note 18.1) and maturing in 2016, to current investments in securities. The Group’s remaining current investments in securities at December 31, 2015, relate to €168 million U.S. Treasuries investment funds which are held by the Group’s captive reinsurance company, covering the Group’s self-insurance exposure (see Note 20.2).
Investments in securities are classified as available for sale and measured at fair value through OCI (see Note 2.3). The fair value level hierarchy and valuation technique used in measuring these instruments are disclosed in Note 10.1.
The Group assesses at each reporting date whether there is objective evidence that an investment or a group of investments is impaired. In 2015, 2014 and 2013, none of the investments in securities were either past due or impaired.
12. Other Financial Assets
Other financial assets, non-current and current, include notes receivable, guarantee deposits, restricted cash in escrow, collaterals for derivatives and term deposits, and are carried at amortized cost (see also Note 10.1), less any impairment. The carrying value of other financial assets approximates the fair value and represents the maximum credit risk.
December 31,
(in millions of €) 2015 2014 2013
Non-current 44 21 21
Current 55 18 25
Total 99 39 46
In 2015, other financial assets increased by €60 million. This is primarily due to the inclusion of collaterals in connection with a financial service provider in the U.S. (€23 million), and additional collaterals posted for derivatives (€28 million, see Notes 10.2 and 19).
13. Inventories
Inventories predominantly represent goods for resale. In 2015, 2014 and 2013, Delhaize Group did not recognize any (or reverse any previously recognized) material write-downs of inventory in order to reflect decreases in anticipated selling prices below the carrying value and to ensure that inventory at hand is not carried at an amount in excess of amounts expected to be realized from its future sale or use.
Inventory recognized as an expense during the period is disclosed in Note 25 as “Product cost.”

124 • FINANCIAL STATEMENTS

14. Receivables

(in millions of €)	December 31, 2015	2014	2013
Trade receivables	658	640	628
Trade receivables - bad debt allowance	(47)	(41)	(36)
Other receivables	29	24	26
Total	**640**	**623**	**618**

The aging of the current receivables is as follows:

	December 31, 2015				
(in millions of €)	Net Carrying Amount	Neither Individually Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	658	485	87	46	40
Trade receivables - bad debt allowance	(47)	(10)	(5)	(9)	(23)
Other receivables	29	19	7	2	1
Total	**640**	**494**	**89**	**39**	**18**

	December 31, 2014				
(in millions of €)	Net Carrying Amount	Neither Individually Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	640	478	93	39	30
Trade receivables - bad debt allowance	(41)	(8)	(6)	(7)	(20)
Other receivables	24	14	7	1	2
Total	**623**	**484**	**94**	**33**	**12**

	December 31, 2013				
(in millions of €)	Net Carrying Amount	Neither Individually Impaired nor Past Due on the Reporting Date	Past Due - Less than 30 Days	Past Due - Between 30 and 180 Days	Past Due - More than 180 Days
Trade receivables	628	455	107	38	28
Trade receivables - bad debt allowance	(36)	(6)	(5)	(7)	(18)
Other receivables	26	19	4	2	1
Total	**618**	**468**	**106**	**33**	**11**

Trade receivables are predominantly to be paid, in full, between 30 days and 60 days.

Trade receivables credit risk is managed by the individual operating entities and credit rating is continuously monitored either based on internal rating criteria or with the support of third party service providers and the requirement for an impairment is analyzed at each reporting date on an individual basis for major positions. Additionally, minor receivables are grouped into homogenous groups and assessed for impairment collectively based on past experience. The maximum exposure to risk for the receivables is the carrying value minus insurance coverage, if any. The Group is not exposed to any concentrated credit risk as there are no outstanding receivables that are individually material for the Group or the operating entity because of the Group's large and unrelated customer and vendor base. Management believes there is no further credit risk provision required in excess of the normal individual and collective impairment analysis performed at each reporting date. The fair values of the trade and other receivables approximate their (net) carrying values.

DELHAIZE GROUP ANNUAL REPORT 2015 125
The movement of the bad debt allowance account was as follows:
(in millions of €) 2015 2014 2013
Bad debt allowance as of January 1 41 36 31
Addition (recognized in profit or loss) 10 8 15
Usage (4) (3) (10)
Bad debt allowance at December 31 47 41 36
15. Cash and Cash Equivalents
Cash and cash equivalents were as follows:
December 31,
(in millions of € ) 2015 2014 2013
Deposits with original maturity of three months or less 784 965 711
Cash at banks 727 562 363
Cash on hand 68 73 75
Total 1 579 1 600 1 149
Supplemental cash flow information:
(in millions of € ) 2015 2014 2013
Non-cash investing and financing activities:
Finance lease obligations incurred for store properties and equipment 31 37 12
Finance lease obligations terminated for store properties and equipment 4 7 6

126 • FINANCIAL STATEMENTS

16. Equity

Issued capital

There were 104 004 952, 102 819 053 and 102 449 570 Delhaize Group ordinary shares issued and fully paid at December 31, 2015, 2014 and 2013, respectively (par value of €0.50), of which 809 615, 1 115 094 and 1 200 943 ordinary shares were held in treasury at December 31, 2015, 2014 and 2013, respectively. Delhaize Group's ordinary shares may be in either dematerialized or registered form, within the limits provided for by applicable law. Each shareholder is entitled to one vote for each ordinary share held on each matter submitted to a vote of shareholders.

In the event of a liquidation or winding up of Delhaize Group, holders of Delhaize Group ordinary shares are entitled to receive, on a pro-rata basis, any proceeds from the sale of Delhaize Group's remaining assets available for distribution. Under Belgian law, the approval of holders of Delhaize Group ordinary shares is required for any future capital increases. Existing shareholders are entitled to preferential subscription rights to subscribe to a pro-rata portion of any such future capital increases of Delhaize Group, subject to certain limitations.

Authorized Capital

As authorized by the Extraordinary General Meeting held on May 24, 2012, the Board of Directors of Delhaize Group may, for a period of five years expiring in June 2017, within certain legal limits, increase the capital of Delhaize Group or issue convertible bonds or subscription rights which might result in an increase of capital by a maximum of €5.1 million, corresponding to approximately 10.2 million shares. The authorized increase in capital through issuance of new shares, convertible debt or warrants, may be achieved by contributions in cash or, to the extent permitted by law, by contributions in kind or by incorporation of available or unavailable reserves or of the share premium account. The Board of Directors of Delhaize Group may, for this increase in capital, limit or remove the preferential subscription rights of Delhaize Group's shareholders, within certain legal limits.

In 2015, Delhaize Group issued 1 185 899 shares of common stock (2014: 369 483; 2013: 528 072) for €75 million (2014: €14 million; 2013: €16 million), net of €20 million (2014: €5 million; 2013: €8 million) representing the portion of the subscription price funded by Delhaize America, LLC in the name and for the account of the optionees and net of issue costs.

Recent Capital Increases (in €, except number of shares)	Capital	Share Premium (Belgian GAAP)[1]	Number of Shares
Capital on January 1, 2013	**50 960 749**	**2 797 655 746**	**101 921 498**
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	264 036	23 899 236	528 072
Capital on December 31, 2013	**51 224 785**	**2 821 554 982**	**102 449 570**
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	184 742	18 899 664	369 483
Capital on December 31, 2014	**51 409 527**	**2 840 454 646**	**102 819 053**
Capital increase as a consequence of the exercise of warrants under the 2002 Stock Incentive Plan	592 949	94 740 651	1 185 899
Capital on December 31, 2015	**52 002 476**	**2 935 195 297**	**104 004 952**

(1) Share premium as recorded in the non-consolidated statutory accounts of Delhaize Group SA, prepared under Belgian GAAP.

Authorized Capital - Status (in €, except number of shares)	Maximum Number of Shares	Maximum Amount (excluding Share Premium)
Authorized capital as approved at the May 24, 2012 General Meeting with effect as of June 21, 2012	**10 189 218**	**5 094 609**
August 31, 2012 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan	(300 000)	(150 000)
May 29, 2013 - Issuance of warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan	(368 139)	(184 070)
November 12, 2013 - Issuance of 89 069 warrants under the Delhaize Group U.S. 2012 Stock Incentive Plan, of which 77 832 were cancelled on December 23, 2013	(11 237)	(5 618)
Balance of remaining authorized capital as of December 31, 2015	**9 509 842**	**4 754 921**

DELHAIZE GROUP ANNUAL REPORT 2015 127
Share Premium
Share premium is used to recognize the value of equity-settled share-based payments provided to associates as part of their remuneration (see Note 21.3), treasury shares sold upon the exercise of employee stock options and related tax effects.
Treasury Shares
In 2011, at an Ordinary and Extraordinary General Meeting, the Delhaize Group’s shareholders authorized the Board of Directors, in the ordinary course of business, to acquire up to 10% of the outstanding shares of the Group at a minimum share price of €1.00 and a maximum share price not higher than 20% above the highest closing price of the Delhaize Group share on NYSE Euronext Brussels during the 20 trading days preceding the acquisition. The authorization is granted for five years. Such authorization also relates to the acquisition of shares of Delhaize Group by one or several direct subsidiaries of the Group, as defined by legal provisions on acquisition of shares of the Group by subsidiaries.
In 2004, the Board of Directors approved the repurchase of up to €200 million of the Group’s shares or ADRs from time to time in the open market, in compliance with applicable law and subject to and within the limits of an outstanding authorization granted to the Board by the shareholders, to satisfy exercises under the share-based compensation plans that Delhaize Group offers to its employees. No time limit has been set for these repurchases. In 2011, the Board of Directors approved the increase of the amount remaining for repurchases under the 2004 repurchases approval to €100 million to satisfy exercises under the stock option plans that Delhaize Group and/or its subsidiaries offer to employees and to hedge certain stock option plan exposures. During 2011, Delhaize Group acquired call options on its own shares, which qualified as equity instruments, in order to hedge the exposure arising from the possible future exercise of stock options granted to employees of its non-U.S. operating companies. A first tranche expired in 2013, a second in May 2015 and the last one will expire in 2016. These options are automatically exercised under certain conditions by a credit institution on behalf of Delhaize Group. As a result of such automatic exercise, Delhaize Group SA acquired 181 192 Delhaize Group shares during 2015.
During 2015, the Group sold euro denominated call options on its own shares (related to stock options granted in 2008 and 2009) for €4 million. At the same time, the Group acquired new euro denominated call options (for the grant years 2007, 2010 and 2011) for an identical amount. These call options met the requirements of IFRS to qualify as equity instruments and are recognized in share premium at their initial transaction cost.
Delhaize Group provided a Belgian financial institution with a discretionary mandate to purchase up to 800 000 Delhaize Group ordinary shares on NYSE Euronext Brussels between December 31, 2013 and December 31, 2016, up to a maximum aggregate consideration of €60 million to satisfy exercises of stock options held by management of its non-U.S. operating companies. This credit institution makes its decisions to purchase Delhaize Group ordinary shares pursuant to the guidelines set forth in the discretionary mandate, independent of further instructions from Delhaize Group SA, and without its influence with regard to the timing of the purchases. The financial institution is acting as an agent and is able to purchase shares only when the number of Delhaize Group ordinary shares held by a custodian bank falls below a certain minimum threshold contained in the discretionary mandate. As a result of this mandate, Delhaize Group acquired 160 000 Delhaize Group shares in 2015.
The Group acquired thus in total 341 192 Delhaize Group shares during 2015, for an aggregate amount of €23 million, representing approximately 0.33% of Delhaize Group’s shares. Delhaize Group also transferred 619 295 shares to satisfy the exercise of stock options granted to employees of non-U.S. operating companies (see Note 21.3).
Delhaize America, LLC repurchased no Delhaize Group ADRs in 2015 and transferred 27 376 shares to satisfy the exercise of stock options granted to U.S. management pursuant to the Delhaize America 2000 Stock Incentive Plan and the Delhaize America 2002 Restricted Stock Unit Plan.
Since the authorization of the Board in 2011, Delhaize Group SA and its subsidiaries acquired 1 145 255 Delhaize Group shares for an aggregate amount €60 million. As a consequence, at the end of 2015, the management of Delhaize Group SA had a remaining authorization for the purchase of its own shares or ADRs for an amount up to €40 million subject to and within the limits of an outstanding authorization granted to the Board of Directors by the shareholders.
At the end of 2015, Delhaize Group owned 809 615 treasury shares (including ADRs), of which 468 423 were acquired prior to 2015, representing approximately 0.78% of the Delhaize Group shares.
Retained Earnings
In 2015, retained earnings increased by €195 million, representing (i) the profit attributable to owners of the parent (€366 million), partially offset by (ii) the dividend declared and paid in 2015 (€165 million), and (iii) the purchase of non-controlling interests
(€6 million).
According to Belgian law, 5% of the statutory net income of the parent company must be transferred each year to a legal reserve until the legal reserve reaches 10% of the capital. At December 31, 2015, 2014 and 2013, Delhaize Group’s legal reserve amounted to €5 million and was recorded in retained earnings. Generally, this reserve cannot be distributed to the shareholders other than upon liquidation.
The Board of Directors may propose a dividend distribution to shareholders up to the amount of the distributable reserves of Delhaize Group SA, including the profit of the last fiscal year, subject to the debt covenants (see Note 18.2). The shareholders at Delhaize Group’s Ordinary Shareholders Meeting must approve such dividends.

128 FINANCIAL STATEMENTS
Other Reserves
December 31,
(in millions of €) 2015 2014 2013
Discontinued cash flow hedge reserve:
Gross (17) (15) (13)
Tax effect 7 6 5
Available for sale reserve:
Gross (5) (3) (6)
Tax effect — — 1
Remeasurement of defined benefit liability reserve:
Gross (90) (86) (65)
Tax effect 32 30 23
Total other reserves (73) (68) (55)
Discontinued cash flow hedge reserve: This represents a deferred loss on the settlement of a hedge agreement in 2001 related to securing financing for the Hannaford acquisition by Delhaize America, and a deferred gain related to the 2007 debt refinancing (see Note 19). Both the deferred loss and gain are amortized over the life of the underlying debt instruments. Available for sale reserve: The Group recognizes in this reserve unrealized fair value changes on financial assets classified as available for sale.
Remeasurement of defined benefit liability reserve: Remeasurements comprise (i) actuarial gains and losses, (ii) the return on plan assets, excluding amounts included in net interest on the net defined benefit liability (asset) and (iii) any change in the effect of the asset ceiling, excluding amounts included in net interest on the net defined benefit liability (asset). They are recognized immediately in OCI in the period in which they occur (see Note 21.1) and never reclassified into profit or loss. The reserve includes an insignificant amount in relation to the Group’s equity accounted joint venture.
Cumulative Translation Adjustment
The cumulative translation adjustment relates to changes in the balance of assets and liabilities due to changes in the functional currency of the Group’s subsidiaries relative to the Group’s reporting currency. The balance in cumulative translation adjustment is mainly impacted by the appreciation or depreciation of the U.S. dollar and the Serbian dinar to the euro. Exchange differences previously accumulated are reclassified to profit or loss on the disposal of the foreign operation.
Non-controlling Interests
Non-controlling interests represent third party interests in the equity of fully consolidated companies that are not wholly owned by Delhaize Group and are held by the Southeastern Europe segment.
As mentioned in Note 4.2, Delhaize Group acquired 16.3% non-controlling interests in C-Market in 2015. At the end of 2015, the non-controlling interests amounted to €3 million (2014: €6 million; 2013: €5 million).
Capital Management
Delhaize Group’s objectives for managing capital are to safeguard the Group’s ability to continue as a going concern and to maximize shareholder value, while maintaining investment grade credit rating, keeping sufficient flexibility to execute strategic projects and reduce the cost of capital.
In order to maintain or adjust the capital structure and optimize the cost of capital, the Group may, among other things, return capital to shareholders, issue new shares and / or debt or refinance / exchange existing debt. Delhaize Group’s dividend policy, adopted by the Board of Directors in March 2014, is to pay out approximately 35% of the underlying Group share in net profit from continued operations.
Consistent with the objectives noted, the Group monitors its capital structure, by using (i) the equity vs liability classifications as applied in its consolidated financial statements, (ii) debt capacity, (iii) its net debt and (iv) “Net debt to equity” ratio (see Note 18.4).

DELHAIZE GROUP ANNUAL REPORT 2015 129
17. Dividends
On May 28, 2015, the shareholders approved the payment of a gross dividend of €1.60 per share (€1.20 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of €166 million (including the dividend on treasury shares). On May 22, 2014, the shareholders approved the payment of a gross dividend of €1.56 per share (€1.17 per share after deduction of the 25% Belgian withholding tax) or a total gross dividend of €160 million.
With respect to the financial year 2015, the Board of Directors proposes a gross dividend of €1.80 per share to be paid to owners of ordinary shares against coupon no. 54 on June 2, 2016. This dividend is subject to approval by shareholders at the Ordinary Shareholders’ Meeting of May 26, 2016 and, therefore, has not been included as a liability in Delhaize Group’s consolidated financial statements prepared under IFRS. The financial year 2015 dividend, based on the number of shares issued at March 2, 2016, is €188 million. The payment of this dividend will not have income tax consequences for the Group.
As a result of the potential exercise of warrants issued under the Delhaize Group 2002 and 2012 Stock Incentive Plans, the Group may have to issue new ordinary shares, to which payment in 2016 of the 2015 dividend is entitled, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary Shareholders’ Meeting of May 26, 2016. The Board of Directors will communicate at this Ordinary Shareholders’ Meeting the aggregate number of shares entitled to the 2015 dividend and will submit at this meeting the aggregate final amount of the dividend for approval. The annual statutory accounts of Delhaize Group SA for 2015 will be modified accordingly.
The maximum number of shares which could be issued between March 2, 2016, and May 26, 2016, assuming that all vested warrants were to be exercised, is 854 350. This would result in an increase in the total amount to be distributed as dividends to a total of €2 million. Total outstanding non-vested warrants at March 2, 2016 amounted to 64 813, representing a maximum additional dividend to be distributed of less than €1 million.

130 • FINANCIAL STATEMENTS

18. Financial Liabilities

18.1 Long-term Debt

Delhaize Group manages its debt and overall financing strategies using a combination of short, medium and long-term debt and interest rate and currency swaps. The Group finances its daily working capital requirements, when necessary, through the use of its various committed and uncommitted lines of credit. The short and medium-term borrowing arrangements generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin. Delhaize Group also has a treasury notes program available.

The carrying values (in Euro) of long-term debt (excluding finance leases, see Note 18.3), net of discounts and premiums, deferred transaction costs and including fair value hedge accounting adjustments were as follows:

(in millions)	Nominal Interest Rate	Maturity	Nominal amount in local currency[3]	Currency	December 31, 2015	2014	2013
Senior notes, unsecured[1]	5.70%	2040	827[4]	USD	540	481	421
Debentures, unsecured	9.00%	2031	271	USD	247	222	195
Notes, unsecured	8.05%	2027	71	USD	65	57	50
Senior fixed rate bonds[1]	3.125%	2020	400	EUR	402	402	396
Senior notes[1),(2]	4.125%	2019	130	USD	119	245	212
Retail bond, unsecured	4.25%	2018	400	EUR	400	400	400
Bonds, unsecured[2]	6.50%	2017	172	USD	159	370	325
Senior notes	7.06%	2016	9	USD	8	7	6
Mortgages payable	8.25%	2016	1	USD	—	—	1
Notes, unsecured[1]	5.625%	2014	—	EUR	—	—	219
Other debt	5.34% to 7%	2016 to 2031	—	USD	18	18	14
Other debt	2.50%	2022	—	EUR	1	—	—
Total non-subordinated borrowings					**1 959**	**2 202**	**2 239**
Less current portion					(10)	(1)	(228)
Total non-subordinated borrowings, non-current					**1 949**	**2 201**	**2 011**

(1) Debt is part of (partial) hedging relationships (see Note 19).
(2) Notes were partially repaid in 2015 (see below).
(3) Nominal amounts outstanding at December 31, 2015.
(4) Includes the non-cash premium granted as part of a debt exchange in 2010, being amortized over the remaining term of the notes.

The interest rate on long-term debt (excluding finance leases, see Note 18.3) was on average 5.2%, 5.1% and 4.2 % at December 31, 2015, 2014 and 2013, respectively. These interest rates were calculated considering the interest rate swaps discussed in Note 19.

Delhaize Group has a multi-currency treasury note program in Belgium. Under this program, Delhaize Group may issue both short-term notes (commercial paper) and medium-term notes in amounts up to €500 million, or the equivalent thereof in other eligible currencies. No notes were outstanding at December 31, 2015, 2014 and 2013.

Issuance of new Long-term Debts

During 2015, 2014 and 2013, Delhaize Group did not issue any long-term debts.

Repayment of Long-term Debts

In February 2015, Delhaize Group completed a tender offer for cash and purchased (i) $278 million on the 6.50% bonds due 2017 at a price of 111.66% and (ii) $170 million on the 4.125% senior notes due 2019 at a price of 107.07%. This transaction resulted in a one-time charge to profit and loss of €40 million (see Note 29). Existing hedge relationships relating to these notes were adjusted accordingly (see Note 19).

In 2014, Delhaize Group repaid at maturity the outstanding €215 million of its 5.625% senior notes and unwound the corresponding cross-currency hedge instrument (see Note 19).

In 2013, €80 million unsecured bonds issued by Delhaize Group's subsidiary Alfa Beta matured and were repaid.

DELHAIZE GROUP ANNUAL REPORT 2015 • 131

Defeasance of Hannaford Senior Notes

In 2003, Hannaford invoked the defeasance provisions of several of its outstanding senior notes (maturing in 2016) and placed sufficient funds in an escrow account to satisfy the remaining principal and interest payments due on these notes (see Note 11). As a result of this defeasance, Hannaford is no longer subject to the negative covenants contained in the agreements governing the notes.

As of December 31, 2015, 2014 and 2013, $9 million (€8 million), $9 million (€7 million) and $8 million (€6 million) in aggregate principal amounts of the notes respectively, were outstanding. At December 31, 2015, 2014 and 2013, restricted securities of $9 million (€8 million), $10 million (€8 million) and $10 million (€7 million), respectively, were recorded in investment in securities on the balance sheet (see Note 11).

Long-term Debt by Currency, Contractually Agreed Payments and Fair values

The main currencies in which Delhaize Group's long-term (excluding finance leases, see Note 18.3) debt are denominated are as follows:

	December 31,		
(in millions of €)	2015	2014	2013
U.S. Dollar	1 156	1 400	1 224
Euro	803	802	1 015
Total	**1 959**	**2 202**	**2 239**

The following table summarizes the contractually agreed (undiscounted) interest payments and repayments of principal of Delhaize Group's non-derivative financial liabilities, excluding any hedging effects and not taking premiums and discounts into account:

(in millions of $)	2016	2017	2018	2019	2020	Thereafter	Fair Value
Fixed rates							
Senior Notes due 2016	9	—	—	—	—	—	9
Interest due	—	—	—	—	—	—	—
Bonds due 2017	—	172	—	—	—	—	183
Interest due	11	6	—	—	—	—	—
Senior Notes due 2019	—	—	—	130	—	—	133
Interest due	5	5	5	3	—	—	—
Notes due 2027	—	—	—	—	—	71	82
Interest due	6	6	6	6	6	37	—
Debentures due 2031	—	—	—	—	—	271	352
Interest due	24	24	24	24	24	257	—
Senior Notes due 2040	—	—	—	—	—	827	825
Interest due	47	47	47	47	47	943	—
Other debt and mortgages payable	2	—	—	—	—	18	20
Interest due	1	1	1	1	1	7	—
Total $ cash flows	**105**	**261**	**83**	**211**	**78**	**2 431**	**1 604**
Total cash flows translated in millions of €	**96**	**240**	**76**	**194**	**72**	**2 233**	**1 473**

(in millions of €)	2016	2017	2018	2019	2020	Thereafter	Fair Value
Fixed rates							
Retail Bond due 2018	—	—	400	—	—	—	435
Interest due	17	17	17	—	—	—	—
Senior Notes due 2020	—	—	—	—	400	—	436
Interest due	13	13	13	13	13	—	—
Other debt	—	—	—	—	—	1	1
Interest due	—	—	—	—	—	—	—
Total € cash flows	**30**	**30**	**430**	**13**	**413**	**1**	**872**
Total cash flows in €	**126**	**270**	**506**	**207**	**485**	**2 234**	**2 345**

In the event where a counterparty has a choice of when an amount is paid (e.g., on demand deposits), the liability is allocated to the earliest period in which Delhaize Group can be required to pay. Delhaize Group is managing its liquidity risk based on contractual maturities.

132 FINANCIAL STATEMENTS
The fair values of the long-term debt (excluding finance leases, see Note 18.3) for which an active market exists have been determined using their quoted prices (Level 1). The fair values of long-term debts that are classified as Level 2 (non-public debt or debt for which there is no active market) have been estimated using rates publicly available for debt of similar terms and remaining maturities offered to the Group and its subsidiaries.
(in millions of €) Level 1 Level 2 Total
Fair value hierarchy of long-term debt 1 628 717 2 345
Collateralization
The portion of Delhaize Group’s long-term debt that was collateralized by mortgages and security charges granted or irrevocably promised on Delhaize Group’s assets was €27 million at December 31, 2015, €25 million at December 31, 2014 and €22 million at December 31, 2013.
At December 31, 2015, 2014 and 2013, €27 million, €26 million and €27 million, respectively, of assets were pledged as collateral for mortgages.
(in millions of €) 2015
Property, Plant and Equipment 10
Investment Property 17
Total 27
Debt Covenants for Long-term Debt
Delhaize Group is subject to certain financial and non-financial covenants related to the long-term debt instruments indicated above. While these long-term debt instruments contain certain accelerated repayment terms, as further described below, none contain accelerated repayment clauses that are subject solely to changes in the Group’s credit rating (“rating event”). Further, none of the debt covenants restrict the ability of subsidiaries of Delhaize Group to transfer funds to the parent.
Indentures covering the notes due in 2017 ($), 2019 ($), 2020 (€), 2027 ($) and 2040 ($), the debentures due in 2031 ($) and the retail bond due in 2018 (€) contain customary provisions related to events of default as well as restrictions in terms of negative pledge, liens, sale and leaseback, merger, transfer of assets and divestiture. The 2017 ($), 2019 ($), 2020 (€) and 2040 ($) notes and the 2018 (€) bonds also contain a provision granting their holders the right to early repayment for an amount not in excess of 101% of the outstanding principal amount thereof in the event of a change of control in combination with a rating event.
At December 31, 2015, 2014 and 2013, Delhaize Group was in compliance with all covenants for long-term debt.
We draw the attention of the reader to Note 36 in connection with the impact of the announced merger with Royal Ahold on the existing debt covenants of the Group.
18.2 Short-term Borrowings
Short-term credit facilities
In 2014, Delhaize Group and certain of its subsidiaries, including Delhaize America, LLC, entered into a new €400 million five-year multi-currency, unsecured revolving credit facility agreement (the “€400 million RCF Agreement”), replacing the 2011 €600 million, five-year multi-currency, unsecured revolving credit facility agreement (the “€600 million RCF Agreement”). In 2015, the lenders unanimously agreed to the extension of the €400 million RCF Agreement to 2020.
U.S. Entities
Delhaize America, LLC had no outstanding borrowings under these agreements as of December 31, 2015, 2014 and 2013. Under the RCF Agreements, Delhaize America, LLC had no average daily borrowings during 2015 and none during 2014 and 2013. In addition to the RCF Agreement, Delhaize America, LLC had a committed credit facility available until November 2014 to exclusively fund letters of credit of $35 million (€29 million) of which approximately $13 million (€9 million) was drawn for issued letters of credit as of December 31, 2013.
Further, Delhaize America, LLC has periodic short-term borrowings under uncommitted credit facilities that are available at the lenders’ discretion. These facilities are also available to fund letters of credit and amounted to $50 million (€46 million) at December 31, 2015. As of December 31, 2015, 2014 and 2013, Delhaize America, LLC had no borrowings outstanding under such arrangements but used $8 million (€7 million) in 2015, $10 million (€8 million) in 2014 and none in 2013 to fund letters of credit.

DELHAIZE GROUP ANNUAL REPORT 2015 • 133

European Entities

At December 31, 2015, 2014 and 2013, the Group's European entities together had credit facilities (committed and uncommitted) of €574 million (of which €475 million of committed credit facilities and including the €400 million RCF Agreement, see above), €683 million and €895 million, respectively.

Borrowings under these facilities generally bear interest at the inter-bank offering rate at the borrowing date plus a pre-set margin, or based on market quotes from banks. In Europe, Delhaize Group had no outstanding short-term bank borrowings at the end of 2015, 2014 and 2013. During 2015, the Group's European entities had insignificant average daily borrowings at an average interest rate of 5.06%.

An amount of €51 million uncommitted credit facilities was exclusively available to issue bank guarantees, of which approximately €35 million was outstanding as of December 31, 2015 (€29 million and €34 million at December 31, 2014 and 2013, respectively).

Debt Covenants for Short-term Borrowings

The €400 million RCF Agreement and the €75 million committed European bilateral credit facilities require maintenance of various financial and non-financial covenants. The agreements contain customary provisions related to events of default and affirmative and negative covenants applicable to Delhaize Group. The negative covenants contain restrictions in terms of negative pledge, liens, indebtedness of subsidiaries, sale of assets and mergers, as well as minimum fixed charge coverage ratios and maximum leverage ratios based on non-GAAP measures. None of the debt covenants restrict the abilities of subsidiaries of Delhaize Group to transfer funds to the parent.

At December 31, 2015, 2014 and 2013, Delhaize Group was in compliance with all covenants conditions for short-term bank borrowings.

18.3 Leases

The classification of a lease agreement depends on the allocation of risk and rewards incidental to the ownership of the leased asset. When assessing the classification of a lease agreement, certain estimates and assumptions need to be made and applied, which include, but are not limited to, the determination of the expected lease term and minimum lease payments, the assessment of the likelihood of exercising options and estimation of the fair value of the lease property.

Delhaize Group as Lessee - Finance and operating lease commitments

As detailed in Note 8, Delhaize Group operates a significant number of its stores under finance and operating lease arrangements. Various leased properties are (partially or fully) subleased to third parties, where the Group is therefore acting as a lessor (see further below). Lease terms (including reasonably certain renewal options) generally range from 1 to 45 years with renewal options ranging from 3 to 30 years.

The schedule below provides the future minimum lease payments of our continued operations, which were not reduced by expected minimum sublease income of €50 million, due over the term of non-cancellable subleases, as of December 31, 2015:

	Continued operations						
(in millions of €)	2016	2017	2018	2019	2020	Thereafter	Total
Finance Leases							
Future minimum lease payments	125	104	91	80	72	530	**1 002**
Less amount representing interest	(50)	(46)	(41)	(37)	(32)	(241)	**(447)**
Present value of minimum lease payments	75	58	50	43	40	289	**555**
Of which related to closed store lease obligations	6	5	5	5	5	30	**56**
Operating Leases							
Future minimum lease payments (for non-cancellable leases)	320	263	217	162	120	481	**1 563**
Of which related to closed store lease obligations	20	17	14	9	7	34	**101**

Following the closing of Delhaize Group's sale of Sweetbay, Harveys and Reid's and Bottom Dollar Food (see Note 5) in respectively 2014 and at the beginning of 2015, the Group provides guarantees for a number of existing operating or finance lease contracts, which are disclosed in Note 34. Lease commitments that were transferred to the buyer are not included in the table above.

The average effective interest rate for finance leases was 10.9%, 11.0% and 11.4% at December 31, 2015, 2014 and 2013, respectively. The fair value of the finance lease obligations has been determined using discounted cash flow models using the lease terms and cost of debt as the main inputs and is categorized as Level 2.

The fair value of the finance lease obligations amounted to €728 million (at an average market rate of 4.6%), €682 million (4.2%) and €709 million (5.0%) at December 31, 2015, 2014 and 2013, respectively.

The Group's obligation under finance leases is secured by the lessors' title to the leased assets.

134 • FINANCIAL STATEMENTS

Rent payments, including scheduled rent increases, are recognized on a straight-line basis over the minimum lease term. Total rent expense under operating leases was €352 million (of which €1 million related to discontinued operations), €314 million (of which €18 million related to discontinued operations) and €321 million (of which €43 million related to discontinued operations) in 2015, 2014 and 2013, respectively. Rent expenses are predominantly included in "Selling, general and administrative expenses".

Certain lease agreements also include contingent rent requirements which are generally based on store sales and were insignificant in 2015, 2014 and 2013.

Sublease payments received and recognized in income were €26 million in 2015, €22 million in 2014 and €21 million in 2013.

Delhaize Group signed lease agreements for additional store facilities under construction at December 31, 2015. The corresponding lease terms as well as the renewal options generally range from 10 to 30 years. Total future minimum lease payments for these agreements relating to stores under construction are approximately €8 million.

Provisions for €87 million, €97 million and €113 million at December 31, 2015, 2014 and 2013, respectively, representing the discounted value of remaining lease payments, net of expected sublease income, for closed stores, were included in "Closed Store Provisions" (see Note 20.1). The discount rate is based on the incremental borrowing rate for debt with similar terms to the lease at the time of the store closing.

Delhaize Group as Lessor – Expected Finance and Operating Lease Income

Delhaize Group occasionally acts as a lessor for certain owned or leased property, mainly in connection with closed stores that have been sub-leased to other parties, properties (sub-)leased to affiliates or franchisees, and retail units in Delhaize Group shopping centers or within a Delhaize Group store. At December 31, 2015, the Group did not enter into any lease arrangements with independent third party lessees that would qualify as finance leases. Rental income is included in "Other operating income" in the income statement.

The undiscounted expected future minimum lease payments to be received under non-cancellable operating leases as at December 31, 2015 can be summarized as follows:

(in millions of €)	2016	2017	2018	2019	2020	Thereafter	Total
Future minimum lease payments to be received	36	23	12	5	4	13	**93**
Of which related to sub-lease agreements	22	14	6	2	1	5	**50**

The total amount of €93 million represents expected future lease income to be recognized as such in the income statement and excludes expected future sub-lease payments to receive in relation to stores being part of the "Closed store provision" (see Note 20.1).

Contracts including contingent rent clauses are insignificant to the Group.

18.4 Net Debt

The Group defines net debt as non-current financial liabilities, plus current financial liabilities and derivative financial liabilities, minus derivative financial assets, investments in securities, term deposits, derivative related paid collaterals and cash and cash equivalents:

		December 31,		
(in millions of €)	Note	2015	2014	2013
Non-current financial liabilities	18.1, 18.3	2 429	2 676	2 507
Current financial liabilities	18.1, 18.2, 18.3	85	70	291
Derivative liabilities	10.2, 19	71	26	11
Derivative assets	10.2, 19	(9)	(11)	(41)
Investments in securities - non current	11	—	(8)	(8)
Investments in securities - current	11	(176)	(149)	(126)
Term deposits - current	12	(12)	(7)	(12)
Collaterals paid on derivative instruments	12	(28)	—	—
Cash and cash equivalents	15	(1 579)	(1 600)	(1 149)
Net debt		**781**	**997**	**1 473**
Net debt to equity ratio		12.7%	18.3%	29.0%

DELHAIZE GROUP ANNUAL REPORT 2015 135
The following table summarizes the movement of net debt during 2015:
(in millions of €)
Net debt at January 1, 2015 997
Free cash flow (518)
Adjustment for net cash received from derivative instruments (included in free cash flow) (4)
Exercise of stock options and warrants (111)
Purchase of treasury shares 23
Purchase of non-controlling interests 12
Dividends paid 165
Premium paid on tendered debt 40
Net debt after cash movements 604
Other non-cash movements 83
Foreign currency impact 94
Net debt at December 31, 2015 781
18.5 Free cash flow
Free cash flow is defined by the Group as cash flow before financing activities, investments in/(sale and maturity of) debt securities, term deposits and derivative related paid collaterals and can be summarized as follows:
(in millions of €) 2015
Net cash provided by operating activities 1 274
Net cash used in investing activities (791)
Net investment in debt securities, term deposits and derivative related paid collaterals 35
Free cash flow 518
The use of free cash flow can be detailed as follows:
(in millions of €) 2015
Inflow:
Free cash flow 518
Proceeds from the exercise of share warrants and stock options 111
Settlement of derivative instruments 4
Borrowing under long-term loans 3
Escrow maturities 1
Outflow:
Repayments of long-term loans (including lease obligations), net (469)
Dividends paid (165)
Debt repurchase transaction costs (40)
Sale and maturity of (investment in) collaterals, net (28)
Purchase of treasury shares (23)
Purchase of non-controlling interests (12)
Sale and maturity of (investment in) term deposits, net (4)
Sale and maturity of (investment in) debt securities, net (3)
Cash movement before translation (107)
Foreign currency translation (on cash portion) 86
Net decrease in cash and cash equivalents (21)

136 • FINANCIAL STATEMENTS

19. Derivative Financial Instruments and Hedging

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. The valuation methods for the fair values of derivative financial instruments are disclosed in Note 10.1. The fair values of derivative assets and liabilities are summarized below:

	December 31,					
	2015		2014		2013	
(in millions of €)	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
Interest rate swaps	9	—	9	—	27	3
Cross-currency swaps	—	71	1	26	14	8
Foreign exchange forward contracts	—	—	1	—	—	—
Total	**9**	**71**	**11**	**26**	**41**	**11**

Delhaize Group enters into derivative financial instrument arrangements for hedging (both economic and accounting) purposes only (i.e. not with the intention of speculation or trading). The Group currently holds no derivatives where net settlement has been agreed (see also Note 10.2) and consequently the following table indicates the contractually agreed (undiscounted) gross interest and principal payments associated with derivative financial instruments (assets and liabilities) at December 31, 2015:

	1 - 3 months		4 - 12 months		2017		2018 and beyond	
(in millions of €)	Principal	Interest	Principal	Interest	Principal	Interest	Principal	Interest
Interest rate swaps being part of a fair value hedge relationship								
Inflows	—	3	—	5	—	9	—	17
Outflows	—	(1)	—	(4)	—	(6)	—	(9)
Cross-currency interest rate swaps without a designated hedging relationship								
Inflows	—	3	—	16	246	12	220	45
Outflows	—	—	—	(29)	(255)	(21)	(276)	(86)
Total Cash flows	**—**	**5**	**—**	**(12)**	**(9)**	**(6)**	**(56)**	**(33)**

Collateralization

Certain financial institutions require Delhaize Group to collateralize cash if the derivative (liability) position reaches specific thresholds. This restricted cash is classified in "Other financial assets", see Note 12. At December 31, 2015, 2014 and 2013, the portion of outstanding derivatives that was collateralized and related collateralized amounts can be detailed as follows:

	December 31,		
(in millions of €)	2015	2014	2013
Interest rate swaps - asset position	(5)	(4)	—
Cross-currency swaps	61	26	—
Total net derivative liabilities subject to collateralization	**56**	**22**	**—**
Collateralized amount	28	—	—

Interest Rate Swaps

Fair value hedges

In 2015, Delhaize Group early repaid $170 million of its $300 million, 4.125% fixed interest rate senior notes, see Note 18.1, alongside with unwinding the matching interest rate swap arrangements for the amount repurchased, which were part of a fair value hedging relationship of the underlying debt. The unwinding resulted in a cash inflow of €2 million with an insignificant impact on profit and loss.

The Group further unwound a total amount of $172 million interest swaps that it entered into during 2012 ($100 million) and 2015 ($72 million) to cover the remaining exposure to changes in fair value of the remaining $172 million, 6.50% bonds due in 2017. This did not result in any material impact on profit or loss.

DELHAIZE GROUP ANNUAL REPORT 2015 • 137

The Group designated and documented the below transactions as fair value hedge as of December, 31 2015:

Year	Hedged Item	Hedged Risk	Hedged Amount	Hedging Instrument	Maturity Hedging Instrument
2014	$827 million senior notes, 5.70% fixed interest rate, issued in 2010	Fair value changes	$50 million	Interest Rate Swaps, LIBOR 3-month floating rate	2017
2012	$130 (initially $300) million senior notes, 4.125% fixed interest rate, issued in 2012	Fair value changes	$130 million	Interest Rate Swaps, LIBOR 3-month floating rate	2019
2012	€400 million senior notes, 3.125% fixed interest rate, issued in 2012	Fair value changes	€100 million	Interest Rate Swaps, EURIBOR 3-month floating rate	2020

Hedge effectiveness for fair value hedges is tested using regression analysis. Credit risks are not part of the hedging relationships. The testing did not result in any material ineffectiveness. Changes in fair values on the hedging instruments and hedged items were recognized in the income statement as finance costs as follows (see Note 29.1):

		December 31,		
(in millions of €)	Note	2015	2014	2013
Losses (gains) on				
Interest rate swaps ("hedging instruments")	29.1	(2)	(5)	22
Related debt instruments ("hedged risks")	29.1	2	5	(22)
Total		—	—	—

Economic hedges

In 2015, the Group had no interest rate swaps, which were accounted for as freestanding derivatives.

In 2014, interest rate swaps on a notional amount of €191 million, whereby the Group paid a fixed interest rate of 1.80% and received a floating interest rate EURIBOR 3-months, matured and did not result in any material profit or loss impact.

Discontinued cash flow hedges

In 2001, the Group recorded a deferred loss ($16 million) on the settlement of a hedge agreement related to securing financing for the Hannaford acquisition by Delhaize America. In 2007, as a result of the debt refinancing and the consequent discontinuance of the hedge accounting, Delhaize Group recorded a deferred gain (€2 million). Both the deferred gain/loss were recorded in OCI ("discontinued cash flow hedge reserve") and amortized to finance costs over the term of the underlying debt, which matures in 2031 and 2017, respectively.

Currency Swaps

The Group uses currency swaps to manage some of its currency exposures.

Economic hedges

Delhaize Group enters from time to time into currency swap contracts, which are not designated as cash flow, fair value or net investment hedges. Those contracts are generally entered into for periods consistent with the currency transaction exposures where hedge accounting is not necessary, as the transactions naturally offset the exposure hedged in profit or loss. Consequently, the Group does not designate and document such transactions as hedge accounting relationships.

In 2015, as a result of the early repayment of $278 million of the 6.50% bonds due in 2017 (see Note 18.1), Delhaize Group entered into counter cross-currency swaps, exchanging the principal amount (€246 million for $278 million) and interest payments (the Group pays a fixed interest rate and receives a floating interest rate EURIBOR 3-months) to cover the foreign currency exposure arising from a $450 million intragroup loan.

In 2014, Delhaize Group unwound certain cross currency swap agreements in order to rebalance its long-term debt currency mix, which resulted in a settlement gain of €2 million and a cash inflow of €29 million.

Delhaize Group also enters recurrently into foreign currency swaps with various commercial banks to hedge foreign currency risk on intercompany loans denominated in currencies other than its reporting currency.

138 • FINANCIAL STATEMENTS

The table below indicates the principal terms of the currency swaps outstanding at December 31, 2015. Changes in fair value of these swaps are recorded in "Finance costs" in the income statement:

(in millions)	Foreign Currency Swaps							
Year Trade Date	Year Expiration Date	Amount Received from Bank at Trade Date, and to be Delivered to Bank at Expiration Date	Interest Rate	Amount Delivered to Bank at Trade Date, and to Receive from Bank at Expiration Date	Interest Rate	Fair Value Dec. 31, 2015 (€)	Fair Value Dec. 31, 2014 (€)	Fair Value Dec. 31, 2013 (€)
2015	2017	$278	6.50%	€246	3m EURIBOR +4.99%	(10)	—	—
2014	2024	$300	4.38%	€220	2.87%	(61)	(26)	—
2014	2015	€4	12m EURIBOR +3.87%	$5	12m LIBOR +3.85%	—	1	—
2013	2014	€18	12m EURIBOR +3.79%	$24	12m LIBOR +3.85%	—	—	(1)
2012	2019[(1)]	€225	3m EURIBOR +2.06%	$300	3m LIBOR +2.31%	—	—	(7)
2012	2013	€30	12m EURIBOR +3.77%	$40	12m LIBOR +3.85%	—	—	—
2012	2013	€1	12m EURIBOR +4.30%	$1	12m LIBOR +4.94%	—	—	—
2009	2014	€76	6.60%	$100	5.88%	—	—	—
2007	2014	$670	3m LIBOR +0.98%	€500	3m EURIBOR +0.94%	—	—	14

(1) Early unwinding in 2014.

The Group reduces its credit and liquidity risk in connection with derivative financial instruments by entering into ISDA master agreements, the impact of these agreements is disclosed in Note 10.2.

Foreign Exchange Forward Contracts

The Group uses currency forward contracts to manage certain parts of its currency exposures. These contracts are not designated as cash flow or fair value hedges and are generally entered into for periods consistent with currency transaction exposures.

In 2014, Delhaize Group had signed a foreign exchange forward contract to purchase in 2015 $12 million in exchange for €9 million to offset intercompany foreign currency exchange exposure. This forward contract resulted in a cash inflow of €2 million in 2015.

As explained in Note 2.3, changes in the fair value of forward contracts are recorded in the income statement in "Finance costs" or "Income from investments," depending on the underlying transaction.

DELHAIZE GROUP ANNUAL REPORT 2015 • 139

20. Provisions

(in millions of €)	Note	December 31, 2015	2014	2013
Closed stores:	20.1			
Non-current		71	80	94
Current		16	17	19
Self-insurance:	20.2			
Non-current		95	94	84
Current		66	58	49
Pension benefit and other post-employment benefits:	21			
Non-current		121	129	110
Current		10	9	9
Other:	20.3			
Non-current		94	129	67
Current		83	104	13
Total provisions		**556**	**620**	**445**
Non-current		381	432	355
Current		175	188	90

20.1 Closed Store Provisions

Delhaize Group records closed store provisions for present obligations in connection with store closing activities, which consist primarily of provisions for onerous contracts and severance ("termination") costs. The amounts recognized reflect management's best estimate of the expected expenditures required to settle the present obligation at balance sheet date and requires the application of judgment and estimates that could be impacted by factors such as the discount rate applied, the ability to sub-lease, the creditworthiness of the sub-lessee or the success when negotiating any early termination of lease agreements. Most of the factors are significantly dependent on general economic conditions and the interrelated demand for commercial property. Consequently, the cash flows projected, and the risk reflected in those, might change, if applied assumptions change.

Most obligations recognized relate to onerous lease contracts, predominantly for stores located in the U.S., with remaining lease terms up to 21 years. The average remaining lease term for closed stores was 5 years at December 31, 2015. The following table reflects the activity related to closed store provisions:

(in millions of €)	2015	2014	2013
Closed store provision at January 1	**97**	**113**	**107**
Additions:			
Store closings - lease obligations	2	2	54
Store closings - other exit costs	—	3	5
Update of estimates	—	(3)	(5)
Interest expense (unwinding of discount)	5	6	8
Utilization:			
Lease payments made	(23)	(23)	(32)
Lease terminations	(2)	(9)	(11)
Payments made for other exit costs	(3)	(2)	(7)
Transfer from (to) other accounts	—	(3)	(1)
Currency translation effect	11	13	(5)
Closed store provision at December 31	**87**	**97**	**113**

140 • FINANCIAL STATEMENTS

The following table presents a reconciliation of the number of closed stores included in the closed store provision:

	Number of Closed Stores
Balance at January 1, 2013	**177**
Store closings added	52
Stores sold/lease terminated	(63)
Balance at December 31, 2013	**166**
Store closings added	11
Stores sold/lease terminated	(35)
Balance at December 31, 2014	**142**
Store closings added	10
Stores sold/lease terminated	(44)
Balance at December 31, 2015	**108**

The total number of stores closed and included in the closed store provision by reportable segments can be detailed as follows:

(Number of stores closed during the year)	2015	2014	2013
United States	2	7	43(1)
Belgium	2	3	4
Southeastern Europe	6	1	5
Total	**10**	**11**	**52**

(1) Included 24 Sweetbay stores.

During 2015, 2014 and 2013, Delhaize Group paid €2 million, €9 million and €11 million, respectively, of lease termination fees, primarily in the U.S.

Expenses relating to closed store provisions were recorded in the income statement as follows:

(in millions of €)	Note	2015	2014	2013
Other operating expenses	28	2	(2)	5
Interest expense included in "Finance costs"	29.1	5	4	5
Results from discontinued operations	5.3	—	6	52
Total		**7**	**8**	**62**

20.2 Self-insurance Provisions

Delhaize Group's U.S. operations are self-insured for their workers' compensation, general liability, vehicle accident and pharmacy claims up to certain retentions and holds excess-insurance contracts with external insurers for any costs in excess of these retentions. The self-insurance liability is determined actuarially, based on claims filed and an estimate of claims incurred but not reported. The assumptions used in the development of the actuarial estimates are based upon historical claims experience, including the average monthly claims and the average lag time between incurrence and payment.

The maximum retentions, including defense costs per occurrence, are:

- $1.0 million per accident for workers' compensation;
- $2.0 million per accident for vehicle accident; and
- $3.0 million per occurrence for general liability and pharmacy claims.

Delhaize Group is also self-insured in the U.S. for health care, which includes medical, pharmacy, dental and short-term disability. The self-insurance liability for claims incurred but not reported is based on available information and considers annual actuarial evaluations of historical claims experience, claims processing procedures and medical cost trends.

The movements of the self-insurance provision were as follows:

(in millions of €)	2015	2014	2013
Self-insurance provision at January 1	**152**	**133**	**142**
Expense charged to earnings	168	155	174
Claims paid	(176)	(154)	(177)
Currency translation effect	17	18	(6)
Self-insurance provision at December 31	**161**	**152**	**133**

DELHAIZE GROUP ANNUAL REPORT 2015 • 141

Actuarial estimates are judgmental and subject to uncertainty, due to, among many other things, changes in claim reporting patterns, claim settlement patterns or legislation. Management believes that the assumptions used to estimate the self-insurance provision are reasonable and represent management's best estimate of the expenditures required to settle the present obligation at the balance sheet date. Nonetheless, it is in the nature of such estimates that the final resolution of some of the claims may require making significant expenditures in excess of the existing provisions over an extended period and in a range of amounts that cannot be reasonably estimated. Future cash flows (currently estimated to last until 2037) are discounted with period specific discount rates:

(in millions of €)	2016	2017	2018	2019	2020	Thereafter	Total
Expected future payments	66	29	20	13	9	34	171
Less amount representing discounting	—	—	(1)	(1)	(1)	(7)	(10)
Present value of expected future payments	66	29	19	12	8	27	161

20.3 Other Provisions

The other provisions mainly consist of long-term incentives, early retirement plans, legal provisions and onerous lease contracts (non-closed-store related), but also include amounts for asset removal obligations, restructuring plans and provisions for litigation. The movements of the other provisions were as follows:

(in millions of €)	2015	2014	2013
Other provisions at January 1	**233**	**80**	**72**
Expense charged to profit and loss	69	157	13
Payments made	(130)	(5)	(10)
Transfer (to) from other accounts	1	2	6
Classified as held for sale	—	(4)	—
Currency translation effect	4	3	(1)
Other provisions at December 31	**177**	**233**	**80**

- During 2014, Delhaize Group announced its intention to implement significant changes to its Belgium operations (the Transformation Plan). The announcement falls under the so-called "Law Renault", that requires that an employer who intends to implement a collective dismissal must first inform and consult its employees or their representatives before taking any decision on the collective dismissal. The consultation process is followed by negotiation and implementation phases.

  Later that year, the Group reached a protocol agreement with the blue collar work force and signed a preliminary agreement for its white collars, which was finalized at the beginning of 2015. At December 31, 2014, Delhaize Group recognized a provision of €137 million (of which €77 million in current provisions) representing management's best estimate of the expected costs in connection with the agreed upon voluntary early retirement and voluntary departure of approximately 1 800 employees.

  In 2015, the Group started with the implementation phase. During a first wave of voluntary departures, ending in the first half of the year, approximately 1 500 employees applied to leave the Group (of which almost 1 000 opted for early retirement). In a second wave, approximately additional 500 employees applied. This resulted in the situation that the total number of employees wanting to leave the Group exceeded the agreed upon 1 800. Delhaize Group offered, to the employees that exceeded the threshold of 1 800, a similar severance package under a common agreement of voluntary leave. Due to this, the Group increased the provision by €20 million. By the end of 2015, all employees that elected to participate in the voluntary departure, left the Group.

  During 2015, Delhaize Group also refined and updated the underlying assumptions for the provision, which in combination with the above, resulted – compared to December 31, 2014 – in an increase of €32 million to a total amount of €169 million. In the course of 2015, the Group incurred outflows of €85 million, so that at December 31, 2015, the remaining provision equals €84 million, of which €54 million is classified as current.

- In 2014, the Romanian Competition Plenum determined that Mega Image, some of its suppliers and other food retailers active in Romania had in its view infringed Romanian Competition Law through the alleged setting up of anticompetitive vertical agreements during the period of 2005-2009 and decided to impose Mega Image a fine of 1.05% of the total revenues achieved in 2013. Consequently, the Group recognized at December 31, 2014, a provision of €5 million.

  During 2015, Mega Image received the fully motivated decision. Delhaize Group has lodged an appeal against the decision of the Romanian Competition Plenum and, pending the decision of the Court of Appeal, obtained a temporary suspension of the payment.

142 • FINANCIAL STATEMENTS

21. Employee Benefits

21.1 Pension Plans

A substantial number of Delhaize Group's employees are covered by defined contribution and defined benefit pension plans, mainly in the U.S., Belgium, Greece and Serbia. In addition, the Group has also other post-employment defined benefit arrangements, being principally health care arrangements in the U.S.

The actuarial valuations performed on the defined benefit plans require making a number of assumptions about, besides others, discount rates, inflation, interest crediting rate and future salary increases or mortality rates. For example, in determining the appropriate discount rate, management considers the interest rate of high-quality corporate bonds (at least AA rating) in the respective currency in which the benefits will be paid and with the appropriate maturity; mortality rates are based on publicly available mortality tables for the specific country. Any changes in the assumptions applied will impact the carrying amount of the pension obligations, but will not necessarily have an immediate impact on future contributions. All significant assumptions are reviewed periodically. Plan assets are measured at fair value, using readily available market prices. Actuarial gains and losses (i.e., experience adjustments and effects of changes in financial and demographic actuarial assumptions) and the return on the plan assets, excluding amounts included in net interest on the net defined benefit liability (asset), are directly recognized in OCI. The major assumptions applied in connection with defined benefit plans are summarized below.

Defined Contribution Plans

- In the *U.S.*, Delhaize Group sponsors profit-sharing retirement plans covering all employees at Food Lion and Hannaford with one or more years of service. Profit-sharing contributions substantially vest after three years of service. Forfeitures of profit-sharing contributions are used to reduce future employer contributions or offset plan expenses. The profit-sharing contributions to the retirement plan are discretionary and determined by Delhaize America, LLC's Board of Directors. The profit-sharing plans also include a 401(k) feature that permits participating employees to make elective deferrals of their compensation and requires that the employer makes matching contributions.

  The defined contribution plans generally provide benefits to participants upon death, retirement or termination of employment.

  The expenses related to these U.S. defined contribution retirement plans were €37 million in 2015, €26 million in 2014 (€1 million in discontinued operations) and €44 million in 2013 (€5 million in discontinued operations), respectively.

- In addition, Delhaize Group operates defined contribution plans in *Greece* to which only a limited number of employees are entitled and where the total expense is insignificant to the Group as a whole.

Belgian Defined Contribution Plans with a guaranteed minimum return

In *Belgium*, Delhaize Group sponsors for substantially all of its employees a defined contribution plan, under which the Group and the employees (starting in 2005) also, contribute a fixed monthly amount. The contributions are adjusted annually according to the Belgian consumer price index. Employees that were employed before implementation of the plan were able to choose not to participate in the employee contribution part of the plan. The plan assures the employee a lump-sum payment at retirement based on the contributions made. The Group also sponsors an additional defined contribution plan, without employee contribution, for a limited number of employees. The plans also provide with death in service benefits.

Up to December 31, 2015, Belgian law prescribed a minimum guaranteed rate of return (3.75% and 3.25% for employee and employer contributions, respectively) over the career of the employee for defined contribution plans, which the Group substantially insured with an external insurance company that receives and manages the contributions to the plan. According to the relevant legislation, a short-fall only needs to be compensated by the employer at the point in time when the employee either retires or leaves the Group. As from January 1, 2016, the difference between employer and employee contributions will no longer exist and the minimum guaranteed rate of return will become variable, with Belgian 10-year government bonds as the underlying benchmark, and a collar of 1.75% and 3.75%.

At the end of 2015 and 2014, respectively, the minimum guaranteed reserves, the plan assets and the net liabilities were as follows:

(in millions of €)	2015	2014
Plan Assets	(85)	(69)
Minimum guaranteed reserves	81	66
Sum of individual deficits	—	—

For the Group, the weighted average years to pension of the plan participants at December 31, 2015 is 25 years (assuming retirement at the age of 65).

The application of defined benefit accounting to such plans has been recognized by the IASB to be conceptually problematic. Until December 31, 2015, the Group reflected this by applying a hybrid accounting to these plans, treating them mainly as defined contribution plans. However, as these plans have defined benefit features (when the return provided by

DELHAIZE GROUP ANNUAL REPORT 2015 143
the insurance company can be below the legally required minimum return, in which case the employer has to cover the gap with additional contributions), the Group recognizes a pension liability for any material gap identified.
In order to do this, Delhaize Group applied the Projected Unit Credit method, calculating the discounted value of the positive differences between the minimum reserves, increased with the currently applicable minimum guaranteed rates of return up to the date of retirement, and the paid-up insured benefits, incorporating employee turnover assumptions. At December 31, 2015, this would not have resulted in a significant net liability position for the Group. Decreasing the discount rate applied to the defined benefit obligation by 50 basis points, would also not have resulted in a net liability position.
The expenses related to these plans were €11 million in 2015, €11 million in 2014 and €11 million in 2013. In 2016, the Group expects to contribute approximately €11 million to these plans.
Defined Benefit Plans
In Belgium, Delhaize Group has a defined benefit pension plan covering approximately 4% of its employees. The plan provides lump-sum benefits to participants upon death or retirement based on a formula applied to the last annual salary of the participant before his/her retirement or death. The plan is subject to the legal requirement to guarantee a minimum return on the contributions paid by plan participants. The assets of the plan, which are made up from the contributions, are managed through a fund that is administered by an independent insurance company, providing a minimum guaranteed return. The plan participant’s contributions are defined in the terms of the plan, while the annual contributions to be paid by the Group are determined based on the funding level of the plan and are calculated based on current salaries, taking into account the legal minimum funding requirement, which is based on the vested reserves to which employees are entitled upon retirement or death. The plan mainly invests in debt securities in order to achieve the required minimum return. The Group bears any risk above the minimum guarantee given by the insurance company. There are no asset ceiling restrictions. In the U.S., Delhaize Group operates several defined benefit pension plans. These plans are subject to the Employee Retirement Income Security Act of 1974 (ERISA). In line with ERISA, Delhaize America has established the Benefit Plans Fiduciary Committee (“the Committee”) to manage and administer all plans and serve as a fiduciary where applicable. Its main responsibilities include (a) establishing appropriate procedures for plan administration and operations, (b) managing participant rights and benefits, enrolling participants and maintaining plan records and (c) establishing and periodically updating an investment policy for the funded plans and investing, monitoring and safeguarding the assets of those plans. In accordance with its responsibilities, the Committee reviews the funding policy annually to determine if it is consistent with the plan’s projected benefit needs. The plans operated by Delhaize America can be grouped into three different types: a) Cash balance plans set up a hypothetical individual account for each employee, and credits each participant annually with a plan contribution that is a percentage of the participant’s monthly compensation. The contributions are transferred to a separate plan asset that generates return based on the investment portfolio.
During 2015, the largest (funded) plan, covering approximately 44% of Hannaford employees, was terminated with a settlement payment of €125 million that took place during the year, resulting in a settlement loss of €4 million.
At December, 31 2015, 48 members were still part of the plan, as—while settlement selection had been made by the employee—no payment was made until year-end. The remaining balance will be settled in 2016.
The Group terminated a further – partly funded—plan during 2015, which resulted in an immaterial settlement gain. b) Delhaize America sponsors unfunded non-qualified retirement savings plans offered to a limited number of Delhaize America employees. These plans provide benefit to the participant at some time in the future by deferring a part of their annual cash compensation that is adjusted based on returns of a hypothetical investment account. The balance is payable upon termination or retirement of the participant. One of these non-qualified defined contribution retirement and savings plan offered to Hannaford executives is closed for new employees and future services. c) Further, Delhaize America operates unfunded supplemental executive retirement plans (“SERP”), covering a limited number of executives. Benefits are calculated on the annual average of the participant’s annual cash compensation multiplied by a percentage based on years of service and age at retirement. These plans expose Delhaize America to risks relating to longevity and discount rate.
In Serbia, Delhaize Group has an unfunded defined benefit plan that provides a lump-sum benefit upon retirement of the employee, as prescribed by Serbian law. The benefit is based on a fixed multiple of the higher of the (i) average gross salary of the employee, (ii) average gross salary in the company or (iii) average gross salary in the country, each determined at the time the employee retires. There is no legal requirement to fund these plans with contributions or other plan assets. The main risks of the plan relate to the discount rate, inflation and the future salary increase.
During 2014, Serbian law was amended, lowering the fixed multiple of the benefit that an employer has to pay upon retirement of the employee, which resulted in the recognition of insignificant negative past service cost.
In Greece, Delhaize Group operates an unfunded defined benefit post-employment plan. This plan relates to retirement benefits prescribed by Greek law, consisting of lump-sum compensation payable in case of normal retirement or termination of employment. The amount of the indemnity is based on the employee’s monthly earnings and a multiple depending on the length of service and the status of the employee. There is no legal requirement to fund these plans with contributions or other plan assets. The plan exposes the Group to risk in connection with the applicable discount rate and the future salary increase. The employees are covered by the plan once they have completed a minimum service period, generally one year.

144 • FINANCIAL STATEMENTS

During 2013, and following the change of the respective law, the indemnity payable by the employer has been limited to 16 years (previously 28 years) of service (and for employees who had more than 16 years of service upon law publication, the indemnity is based on service capped at that time up to a maximum of 28 years). The change resulted in a negative past service cost of €3 million which has been recognized when the plan amendment occurred.

	2015			2014			2013		
(in millions of €)	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total	United States Plans	Plans Outside of the United States	Total
Change in benefit obligation:									
Benefit obligation at January 1	**174**	**153**	**327**	**157**	**132**	**289**	**180**	**153**	**333**
Current service cost	1	5	6	1	4	5	1	5	6
Interest expense	7	2	9	8	4	12	7	3	10
Remeasurement (gain) loss									
Effect of changes in demographic assumptions	(1)	2	1	3	—	3	—	—	—
Effect of changes in financial assumptions	(4)	(10)	(14)	2	26	28	(4)	(12)	(16)
Effect of experience adjustment	1	4	5	—	(9)	(9)	3	(8)	(5)
Past service cost and (gain) or loss on settlements	4	1	5	—	—	—	—	(1)	(1)
Currency translation effect	17	—	17	21	—	21	(7)	—	(7)
Benefit payments from the plan / by the employer	(14)	(10)	(24)	(19)	(5)	(24)	(24)	(9)	(33)
Settlement payments	(127)	—	(127)	—	1	1	—	1	1
Plan participants' contributions	1	1	2	1	1	2	1	1	2
Other	—	1	1	—	(1)	(1)	—	(1)	(1)
Benefit obligation at December 31	**59**	**149**	**208**	**174**	**153**	**327**	**157**	**132**	**289**
Change in plan assets:									
Fair value of plan assets at January 1	**107**	**85**	**192**	**104**	**68**	**172**	**125**	**72**	**197**
Interest income	3	1	4	5	2	7	4	1	5
Remeasurement gain (loss)									
Return on plan asset (excluding interest income)	(3)	(2)	(5)	(3)	12	9	(6)	(4)	(10)
Changes in asset ceiling (excluding interest income)	—	—	—	—	—	—	—	—	—
Currency translation effect	10	—	10	13	—	13	(5)	—	(5)
Employer contributions	25	6	31	8	8	16	9	8	17
Plan participants' contributions	1	1	2	1	1	2	1	1	2
Benefits payments from the plan	(14)	(10)	(24)	(19)	(5)	(24)	(24)	(9)	(33)
Settlement payments	(127)	—	(127)	—	—	—	—	—	—
Expenses, taxes and premiums paid	(2)	—	(2)	(2)	—	(2)	—	—	—
Other	—	—	—	—	(1)	(1)	—	(1)	(1)
Fair value of plan assets at December 31	**—**	**81**	**81**	**107**	**85**	**192**	**104**	**68**	**172**
Amounts recognized in the balance sheet:									
Present value of defined benefit obligations	59	149	208	174	153	327	157	132	289
Fair value of plan assets	—	81	81	107	85	192	104	68	172
Net deficit/(surplus)	*59*	*68*	*127*	*67*	*68*	*135*	*53*	*64*	*117*
Defined benefit liability	59	68	127	67	68	135	53	64	117
Defined benefit asset	—	—	—	—	—	—	—	—	—
Net defined benefit liability	**59**	**68**	**127**	**67**	**68**	**135**	**53**	**64**	**117**
Weighted average assumptions used to determine benefit obligations:									
Discount rate	5.15%	2.02%		4.25%	1.55%		4.85%	3.19%	
Rate of compensation increase	4.25%	2.87%		4.25%	2.94%		4.25%	3.03%	
Rate of price inflation	3.50%	1.95%		3.50%	1.98%		3.48%	2.02%	
Interest crediting rate (only applicable for the Hannaford Cash Balance Plan)	—	—		3.25%	—		4.00%	—

DELHAIZE GROUP ANNUAL REPORT 2015 • 145

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding all other assumptions constant, would have affected the defined benefit obligation as follows:

(in millions of €)	Change in assumption	United States plans		Plans outside of the United States	
		Increase	Decrease	Increase	Decrease
Discount rate	0.50%	(1)	1	(9)	10
Rate of compensation increase	0.50%	—	—	10	(9)
Mortality rate improvement	1 year	—	—	—	—

(in millions of €)	2015 United States Plans	2015 Plans Outside of the United States	2015 Total	2014 United States Plans	2014 Plans Outside of the United States	2014 Total	2013 United States Plans	2013 Plans Outside of the United States	2013 Total
Components of defined benefit cost:									
Components of defined benefit cost recognized in the income statement:									
Current service cost	1	5	6	1	4	5	1	5	6
Past service cost	—	—	—	—	—	—	—	(1)	(1)
Interest expense	7	2	9	8	4	12	7	3	10
Interest income	(3)	(1)	(4)	(5)	(2)	(7)	(4)	(1)	(5)
Administrative expenses and taxes	2	—	2	2	—	2	—	—	—
(Gain) loss on settlement	4	1	5	—	1	1	—	1	1
Components of defined benefit cost recognized in the income statement	**11**	**7**	**18**	**6**	**7**	**13**	**4**	**7**	**11**
Components of defined benefit cost recognized in OCI:									
Remeasurements of defined benefit obligation									
Effect of changes in demographic assumptions	(1)	2	1	3	—	3	—	—	—
Effect of changes in financial assumptions	(4)	(10)	(14)	2	26	28	(4)	(12)	(16)
Effect of experience adjustment	1	4	5	—	(9)	(9)	3	(8)	(5)
Remeasurement of plan assets									
Return on plan asset	3	2	5	3	(12)	(9)	6	4	10
Components of defined benefit cost recognized in OCI	**(1)**	**(2)**	**(3)**	**8**	**5**	**13**	**5**	**(16)**	**(11)**
Total components of defined benefit cost	**10**	**5**	**15**	**14**	**12**	**26**	**9**	**(9)**	**—**

The plan assets of the Group's defined benefit pension plan in Belgium are funded through a group insurance program and are part of the insurance company's overall investments, benefiting from a guaranteed minimum return. The insurance company's asset allocation was as follows:

	December 31, 2015	2014	2013
Equities (all instruments have quoted price in active market)	4%	5%	6%
Debt (all instruments have quoted price in active market)	94%	90%	92%
Other assets (e.g., cash and cash equivalents)	2%	5%	2%

In 2016, the Group expects to contribute approximately €2 million to the defined benefit pension plan in Belgium.

The weighted average duration of the plans outside the United States is 13.1 years (12.7 years in 2014 and 11.0 years in 2013).

The expected timing of the benefit payments for these plans is as follows:

(in millions of €)	Within the next year	In 2 years	In 3 years	In 4 years	In 5 years	Thereafter	Total
As of December 31, 2015	3	2	6	10	14	234	269

146 • FINANCIAL STATEMENTS

The Hannaford plan asset allocation was as follows:

	December 31,		
	2015	2014	2013
Equities (all instruments have quoted price in active market)	0%	0%	0%
Debt (all instruments have quoted price in active market)	0%	99%	92%
Other assets (e.g., cash and cash equivalents)	100%	1%	8%

Delhaize Group does not expect to make any significant contributions to the defined benefit pension plan in the U.S. during 2016.

The weighted average duration of the United States plans is 10.2 years (9.8 years in 2014 and 10.5 years in 2013).

The expected timing of the benefit payments for these plans is as follows:

(in millions of €)	Within the next year	In 2 years	In 3 years	In 4 years	In 5 years	Thereafter	Total
As of December 31, 2015	10	2	2	3	3	55	75

Total defined benefit expenses in profit or loss were €18 million, €13 million and €11 million for 2015, 2014 and 2013, respectively, and can be summarized as follows:

(in millions of €)	2015	2014	2013
Cost of sales	1	1	1
Selling, general and administrative expenses	17	12	10
Total defined benefit expense recognized in profit or loss	**18**	**13**	**11**

21.2 Other Post-Employment Benefits

In the U.S., the Group provides certain health care and life insurance benefits for retired employees, which qualify as defined benefit plans. A limited number of Delhaize America employees may become eligible for these benefits and currently only a very limited number is covered. The post-employment health care plan is contributory for most participants with retiree contributions adjusted annually.

The total benefit obligation as of December 31, 2015 was €4 million (2014: €3 million and 2013: €2 million). The health care plans are unfunded and the total net liability as of December 31, 2015 equals the defined benefit obligation. During 2015, the changes in actuarial assumptions did not result in significant actuarial gains or losses.

The assumptions applied in determining benefit obligation and costs are summarized in the table below:

	December 31,		
	2015	2014	2013
Weighted-average actuarial assumptions used to determine benefit obligations:			
Discount rate	3.60%	3.60%	4.30%
Current health care cost trend	7.60%	7.60%	7.60%
Ultimate health care cost trend	5.00%	5.00%	5.00%
Year of ultimate trend rate	2021	2021	2020

A change by 100 basis points in the assumed health care trend rates would have an insignificant effect on the post-employment benefit obligation or expense.

DELHAIZE GROUP ANNUAL REPORT 2015 147
21.3 Share-Based Compensation
Delhaize Group offers share-based incentives to certain members of its senior management: stock option and performance stock unit plans for employees of its non-U.S. operating companies; warrant, restricted and performance stock unit plans for employees of its U.S. based companies.
Under a warrant plan the exercise by the employee of warrants results in the issuance of new shares, while stock options, restricted and performance stock units are based on existing shares. Due to the sizeable administrative requirements that Belgian law imposes on capital increases, a certain amount of time passes between the moment warrants have been exercised and the capital increase is formally performed. In case the capital increase occurs after year-end for warrants exercised before year-end, which usually relates to a limited number of warrants, Delhaize Group accounts for the actual exercise of the warrants at the date of the following capital increase. Consequently, no movement occurs in equity due to warrants exercised pending a subsequent capital increase, until such a capital increase takes place. If assessed to be dilutive, such exercised warrants pending a subsequent capital increase are included in the diluted earnings per share calculation.
Restricted and performance stock unit awards represent the right to receive the number of shares or American Depositary Shares (“ADS”) set forth in the award at the vesting date at no cost to plan participants and free of any restrictions.
During 2014, the ratio of the Delhaize Group ADS to Delhaize ordinary shares changed from one ADS for every one ordinary share to four ADSs for every one ordinary share. Information on all compensation plans provided in this Note is in number of (underlying) Delhaize Group ordinary shares.
The remuneration policy of Delhaize Group can be found as Exhibit F to the Delhaize Group’s Corporate Governance Charter available on the Group’s website (www.delhaizegroup.com).
The share-based compensation plans operated by Delhaize Group are equity-settled share-based payment transactions, do not contain cash settlement alternatives and the Group has no past practice of cash settlement. The cost of such transactions with employees is measured by reference to the fair value of the equity instruments at grant date and is expensed over the applicable vesting period. All share-based compensation plans contain service conditions. In addition, the performance stock unit plans also contain performance conditions, whereby the (cliff-)vesting is linked to the achievement of non-market financial performance conditions, such as the cumulative shareholder value creation over the service period. In accordance with IFRS, neither service conditions nor non-market performance condition are reflected in the grant-date fair value, but result in a true-up for changes in the number of equity instruments that are expected to vest. The period of achieving the performance targets does not extend beyond the end of the service period and does not start substantially before the commencement of the service period.
The grant date fair value of restricted and performance stock units is determined based on the share price at the grant date, less the present value of expected dividends that will not be received by the employee during the vesting period. To estimate the fair value of warrants and options underlying the share-based compensation, Delhaize Group uses the Black-Scholes-Merton valuation model. This requires the selection of certain assumptions, including the expected life of the option, the expected volatility, the risk-free rate and the expected dividend yield:
The expected life of the option is based on management’s best estimate and based on historical option activity.
The expected volatility is determined by calculating the historical volatility of the Group’s share price over the expected option term.
The risk-free rate is determined using a generic price of government bonds with corresponding maturity terms.
The expected dividend yield is determined by calculating a historical average of dividend payments made by the Group.
The exercise price associated with stock options is dependent on the rules applicable to the relevant stock option plan. The exercise price is either the Delhaize Group ADR price on the date of the grant (U.S. plans) or the Delhaize Group share price on the working day preceding the offering of the option (non-U.S. plans).
The usage of historical data over a period similar to the life of the options assumes that the past is indicative of future trends, and—as with all assumptions—may not necessarily be the actual outcome. The assumptions used for estimating fair values for various share-based payment plans are given further below.
Total share-based compensation expenses recorded—primarily in selling, general and administrative expenses—were €9 million in 2015, €12 million in 2014 and €16 million in 2013.
We draw the attention of the reader to Note 36 in connection with the impact the announced merger with Royal Ahold could have on the share-based compensation plans of the Group.

148 • FINANCIAL STATEMENTS

Non-U.S. Operating Entities Stock Options Plans

Until 2013, Delhaize Group granted stock options to vice presidents and above of its non-U.S. operating entities.

25% of the options granted under these plans vest immediately and the remaining options vest after a service period of approximately 3½ years, the date at which all options become exercisable. Options expire seven years from the grant date.

Delhaize Group stock options granted to employees of non-U.S. operating companies were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2015	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period
2013 grant under the 2007 Stock option plan	December 2013	93 063	93 063	€41.71	1	Jan. 1, 2017 - May 29, 2020
	November 2013	15 731	15 731	€43.67	1	Jan. 1, 2017 - May 29, 2020
	May 2013	267 266	248 222	€49.85	111	Jan. 1, 2017 - May 29, 2020
2012 grant under the 2007 Stock option plan	November 2012	35 000	35 000	€26.39	1	Jan. 1, 2016 - May 24, 2019
	May 2012	362 047	350 013	€30.99	95	Jan. 1, 2016 - May 24, 2019
2011 grant under the 2007 Stock option plan	June 2011	290 078	58 095	€54.11	83	Jan. 1, 2015 - June 14, 2018
2010 grant under the 2007 Stock option plan	June 2010	198 977	32 800	€66.29	80	Jan. 1, 2014 - June 7, 2017
2009 grant under the 2007 Stock option plan	June 2009	230 876	11 272	€50.03	73	Jan. 1, 2013 - June 8, 2016
2007 grant under the 2007 Stock option plan	June 2007	185 474	36 758	€71.84	619	Jan. 1, 2011 - June 7, 2017[(1)]

(1) In 2009, Delhaize Group offered to the beneficiaries of the 2007 grant (under the 2007 stock option plan) the exceptional choice to extend the exercise period from 7 to 10 years. This was accounted as a modification of the plan and the non-significant incremental fair value granted by this extension, measured in accordance with IFRS 2, was accounted over the remaining vesting period. In accordance with Belgian law, most of the beneficiaries of the 2007 Stock option plan agreed to extend the exercise period of their stock options for a term of three years. The very few beneficiaries who did not agree to extend the exercise period of their stock options continue to be bound by the initial expiration date of the exercise period of the plan, i.e., June 7, 2014.

Activities associated with non-U.S. stock option plans were as follows:

2015	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 558 772	49.17
Exercised	(618 600)	59.18
Forfeited	(38 717)	46.44
Expired	(20 501)	49.25
Outstanding at end of year	**880 954**	**42.27**
Options exercisable at end of year	523 938	38.73

2014	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 778 028	49.25
Exercised	(225 643)	49.59
Forfeited	6 387	42.74
Outstanding at end of year	**1 558 772**	**49.17**
Options exercisable at end of year	795 584	59.20

DELHAIZE GROUP ANNUAL REPORT 2015 • 149

2013	Shares	Weighted Average Exercise Price (in €)
Outstanding at beginning of year	1 606 255	49.95
Granted	376 060	47.58
Exercised	(11 166)	49.56
Forfeited	(58 753)	57.02
Expired	(134 368)	49.55
Outstanding at end of year	**1 778 028**	**49.25**
Options exercisable at end of year	738 166	58.39

The weighted average remaining contractual term for the stock options outstanding as at December 31, 2015 was 3.55 years (2014: 3.65 years; 2013: 4.31 years). The weighted average share price for options exercised during 2015, 2014 and 2013 amounted to €81.47, €56.18 and €51.48, respectively.

The following table summarizes stock options outstanding and exercisable as of December 31, 2015, and the related weighted average remaining contractual life (years) and weighted average exercise price under the Delhaize Group stock option plans of non-U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in €)
€26.39 - €43.67	493 807	3.62	33.09
€49.25 - €54.11	317 589	3.91	50.64
€66.29 - €71.84	69 558	1.44	69.22
€26.39 - €71.84	880 954	3.55	42.27

Stock options exercisable at the end of 2015 had a weighted average remaining contractual term of 2.97 years (2014: 2.46 years; 2013: 2.60 years).

The weighted average fair values of stock options granted and assumptions used on the date of grant for their estimations were as follows:

	Dec. 2013	Nov. 2013	May 2013	Nov. 2012	May 2012
Share price (in €)	43.20	43.67	50.09	26.39	28.41
Expected dividend yield (%)	3.4	3.4	3.4	3.4	3.3
Expected volatility (%)	24.3	24.5	27.0	26.7	26.0
Risk-free interest rate (%)	1.1	0.9	0.7	0.6	0.7
Expected term (years)	6.0	6.0	6.0	5.8	5.8
Fair value of options granted (in €)	6.98	6.52	8.43	4.27	3.86

Non-U.S. Operating Entities Performance Stock Unit Plans

As from 2014, Delhaize Group granted performance stock units to European members of the Group's Executive Committee and certain other senior executives as determined by the Group's Board of Directors.

Performance stock units are restricted stock units, with service and performance conditions. The cliff-vesting of these performance stock units is linked to the achievement of a non-market financial performance condition (Shareholders Value Creation over a cumulative 3-year period). Shareholders Value Creation has been defined by the Group as six times underlying EBITDA minus net debt.

Performance stock units granted to European associates under the "Delhaize Group 2014 European Performance Stock Unit Plan" were as follows:

Effective Date of Grant	Fair value at grant date	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2015	Number of Beneficiaries (at the moment of issuance)
May 2015	76.46 €	88 432	86 699	74
May 2014	53.45 €	140 981	126 476	80

During 2015, 7 962 performance stock units forfeited.

150 • FINANCIAL STATEMENTS

U.S. Operating Entities Warrants Plans

Until 2013, Delhaize Group granted warrants for its vice presidents and above. Warrants granted under the "Delhaize Group 2012 Stock Incentive Plan" and the "Delhaize Group 2002 Stock Incentive Plan" vest ratably over a three-year service period, are exercisable when they vest and expire ten years from the grant date.

Share-based awards granted to employees of U.S. operating companies under the various plans were as follows:

Plan	Effective Date of Grants	Number of shares Underlying Award Issued	Number of shares Underlying Awards Outstanding at December 31, 2015	Exercise Price	Number of Beneficiaries (at the moment of issuance)	Exercise Period (exercisable until)
Delhaize Group 2012 Stock Incentive plan - Warrants	November 2013	11 237	11 237	$58.40	1	2023
	May 2013	368 139	150 481	$64.75	59	2023
	August 2012	300 000	—	$39.62	1	2022
	May 2012	291 727	49 527	$38.86	75	2022
Delhaize Group 2002 Stock Incentive plan - Warrants	June 2011	318 524	56 624	$78.42	75	2021
	June 2010	232 992	43 292	$78.33	74	2020
	June 2009	301 882	45 752	$70.27	88	2019
	May 2008	528 542	82 925	$74.76	237	2018
	June 2007	1 165 108	642 656	$96.30	3 238	2017
	June 2006	1 324 347	158 403	$63.04	2 983	2016
Delhaize America 2002 Stock Incentive plan - Options not backed by warrants	Various	3 221	160	$74.76	11	Various

Activities related to the Delhaize Group 2012 and 2002 Stock Incentive Plans were as follows:

2015	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	2 583 122	76.30
Exercised[(1)]	(1 213 636)	69.84
Forfeited/expired	(128 429)	84.58
Outstanding at end of year	**1 241 057**	**81.75**
Options exercisable at end of year	978 882	82.64

(1) Includes 40 150 warrants exercised by employees, for which a capital increase had not occurred before December 31, 2015.

2014	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 153 796	73.09
Exercised	(378 093)	51.05
Forfeited/expired	(192 581)	73.35
Outstanding at end of year	**2 583 122**	**76.30**
Options exercisable at end of year	2 099 523	77.42

2013	Shares	Weighted Average Exercise Price (in $)
Outstanding at beginning of year	3 521 876	69.27
Granted	379 376	64.56
Exercised	(534 043)	41.36
Forfeited/expired	(213 413)	74.30
Outstanding at end of year	**3 153 796**	**73.09**
Options exercisable at end of year	2 313 002	75.20

The weighted average remaining contractual term for the stock options outstanding as at December 31, 2015 is 2.37 years (2014: 2.85 years; 2013: 3.77 years). The weighted average share price for stock options exercised during 2015 amounts to $89.58 (2014: $70.30; 2013: $60.80).

DELHAIZE GROUP ANNUAL REPORT 2015 • 151

The following table summarizes share-based awards outstanding as of December 31, 2015, and the related weighted average remaining contractual life (years) and weighted average exercise price under the share-based compensation plans for employees of U.S. operating companies:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price (in $)
$38.86 - $63.04	219 167	1.92	57.34
$64.75 - $74.76	279 318	4.68	68.63
$78.33 - $96.30	742 572	1.63	93.89
$38.86 - $96.30	1 241 057	2.37	81.75

Stock options exercisable at the end of 2015 had a weighted average remaining contractual term of 2.19 years (2014: 2.38 years; 2013: 2.85 years).

The fair values of stock options granted and assumptions used for their estimation were as follows:

	Nov. 2013	May 2013	Aug. 2012	May 2012
Share price (in $)	58.40	64.75	39.62	38.86
Expected dividend yield (%)	3.6	3.6	3.6	3.5
Expected volatility (%)	27.5	27.9	27.1	27.9
Risk-free interest rate (%)	1.2	0.8	0.5	0.6
Expected term (years)	4.4	4.4	4.2	4.2
Fair value of options granted (in $)	9.37	10.26	5.89	6.10

U.S. Operating Entities Restricted and Performance Stock Unit Plans

Restricted Stock Unit Plans

Until 2012, Delhaize Group granted restricted stock units to eligible Directors and above. As from 2013, Vice Presidents and above no longer receive restricted stock units, instead they are awarded performance stock units (see below). Further, as from the 2013 grant, the vesting scheme of these awards has been changed from a five-year period starting at the end of the second year following the grant date into a cliff vesting after 3 years.

Restricted stock unit awards granted to employees of U.S. operating companies under the "Delhaize America 2012 Restricted Stock Unit Plan" and the "Delhaize America 2002 Restricted Stock Unit Plan" (grants prior to 2012) were as follows:

Effective Date of Grants	Fair value at grant date	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2015	Number of Beneficiaries (at the moment of issuance)
May 2013	$64.75	72 305	53 478	177
August 2012	$39.62	40 000	—	1
May 2012	$38.86	126 123	24 840	253
June 2011	$78.42	128 717	11 481	249

Activities related to the restricted stock unit plans were as follows:

2015	Shares
Outstanding at beginning of year	140 947
Released from restriction	(41 597)
Forfeited/expired	(9 551)
Outstanding at end of year	**89 799**

2014	Shares
Outstanding at beginning of year	231 299
Released from restriction	(77 622)
Forfeited/expired	(12 730)
Outstanding at end of year	**140 947**

152 • FINANCIAL STATEMENTS

2013	Shares
Outstanding at beginning of year	458 733
Granted	72 305
Released from restriction	(262 542)
Forfeited/expired	(37 197)
Outstanding at end of year	**231 299**

Performance Stock Units

As from 2013, Delhaize Group granted performance stock units to Vice Presidents and above. Performance stock units are restricted stock units, with service and performance conditions. The cliff-vesting of these performance stock units is linked to the achievement of non-market financial performance condition targets over a cumulative 3-year period, being a ROIC target for 2013 and Shareholders Value Creation, as defined above, for 2014 and 2015.

Performance stock units granted to employees of U.S. operating companies under the "Delhaize America 2012 Restricted Stock Unit Plan" were as follows:

Effective Date of Grants	Fair value at grant date	Number of Shares Underlying Award Issued	Number of Shares Underlying Awards Outstanding at December 31, 2015	Number of Beneficiaries (at the moment of issuance)
May 2015	$83.52	123 522	119 593	43
December 2014	$72.48	7 782	7 782	1
July 2014	$68.04	18 739	18 739	1
May 2014	$71.28	172 426	154 319	50
November 2013	$58.40	3 979	3 979	1
May 2013	$64.75	122 364	109 435	60

Activities related to the performance stock unit plans were as follows:

2015	Shares
Outstanding at beginning of year	305 437
Granted	123 522
Forfeited/expired	(15 112)
Outstanding at end of year	**413 847**

2014	Shares
Outstanding at beginning of year	126 343
Granted	198 947
Released from restriction	(2 647)
Forfeited/expired	(17 206)
Outstanding at end of year	**305 437**

DELHAIZE GROUP ANNUAL REPORT 2015 • 153

22. Income Taxes

The major components of income tax expense for 2015, 2014 and 2013 were:

(in millions of €)	2015	2014	2013
Continuing operations			
Current tax	119	185	160
Taxes related to prior years recorded in the current year	(29)[4]	(15)	(1)
Other (current tax related)	1	—	2
Deferred tax	2	(114)[2]	(67)
Deferred taxes related to prior years recorded in the current year	26[4]	9	—
Recognition of deferred tax on previously unrecognized tax losses and tax credits	(22)[5]	—	(1)
Derecognition of previously recorded deferred tax assets	—	1	—
Deferred tax expense relating to changes in tax rates or the imposition of new taxes	—	—	(8)[1]
Total income tax expense from continuing operations	**97**	**66**	**85**
Discontinued operations			
Current tax	(46)[3]	(8)	(8)
Deferred tax	35[3]	(40)[3]	(17)
Total income tax expense from discontinued operations	**(11)**	**(48)**	**(25)**
Total income tax expense from continuing and discontinued operations	**86**	**18**	**60**

(1) Relates to the benefit we recognized as a result of the reorganization of some of our U.S. operations, which is slightly offset by an increase in the Greek tax rate from 20% to 26%.

(2) Relates primarily to both the carryforward of exempted dividend income and the reorganization expenses in Belgium.

(3) Relates primarily to the impairment loss associated with the sale of Bottom Dollar Food.

(4) Relates primarily to a change in tax accounting method of capital expenditures in the U.S.

(5) Relates primarily to the recognition of tax benefit on previously unrecognized U.S. state tax losses as a result of organizational changes in supply chain management.

Reconciliation of effective tax rate:

(in millions of €)	2015	2014	2013
Profit before taxes and discontinued operations	466	255	357
Share of results of joint venture equity accounted (net of taxes)	(6)	(4)	(4)
Result from discontinued operations, before taxes	(13)	(147)	(115)
Total profit before taxes, excl. share of results of joint venture	**447**	**104**	**238**
Assumed taxes applying the Group's domestic tax rate (33.99%)	152	35	81
Effect of different tax rates in jurisdictions outside Belgium	(10)	10	24
Taxes related to prior years recorded in current year	(3)	(6)	(1)
Tax effects of:			
Changes in tax rate or imposition of new taxes	1	(4)	(8)[2]
Non taxable income	(36)	(32)	(36)
Non deductible expenses	22	30	30
Deductions from taxable income[1]	(27)	(35)	(42)
Tax charges on dividend income	11	4	3
(Recognition) non recognition of deferred tax assets	(25)[3]	16	7
Other	1	—	2
Total income tax expense from continuing and discontinued operations	**86**	**18**	**60**
Effective income tax rate	**19.2%**	**17.5%**	**25.2%**

(1) Deductions from taxable income relate to notional interest deduction in Belgium and tax credits in other countries.

(2) Relates to the benefit we recognized as a result of the reorganization of some of our U.S. operations, which is slightly offset by an increase in the Greek tax rate from 20% to 26%.

(3) Relates primarily to the recognition of tax benefit on previously unrecognized U.S. state tax losses as a result of organizational changes in supply chain management.

154 • FINANCIAL STATEMENTS

The aggregated amount of current and deferred tax charged (credited) directly to equity was as follows:

(in millions of €)	2015	2014	2013
Current tax	(3)	1	(1)
Deferred tax	(5)	(5)	2
Total tax charged (credited) directly to equity	**(8)**	**(4)**	**1**

Delhaize Group has not recognized income taxes on undistributed earnings of its subsidiaries and joint ventures, as the undistributed earnings will not be distributed in the foreseeable future. The cumulative amount of undistributed earnings on which the Group has not recognized income taxes was approximately €4.7 billion at December 31, 2015, €4.6 billion at December 31, 2014 and €4.0 billion at December 31, 2013.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. Deferred income taxes recognized on the balance sheet were as follows:

	December 31,		
(in millions of €)	2015	2014	2013
Deferred tax liabilities	404	302	443
Deferred tax assets	81	46	71
Net deferred tax liabilities	**323**	**256**	**372**

The changes in the overall net deferred tax liabilities were as follows:

(in millions of €)	Accelerated Tax Depreciation	Closed Store Provision	Leases	Pension	Other	Total
Net deferred tax liabilities at January 1, 2013	**542**	**(43)**	**(74)**	**(48)**	**100**	**477**
Charge (credit) to equity for the year	—	—	—	4	(2)	2
Charge (credit) to profit or loss for the year	(61)	(5)	2	(2)	(19)	(85)
Effect of change in tax rates	(3)	—	—	(2)	(3)	(8)
Divestiture	2	—	—	—	—	2
Transfers (to) from other accounts	(1)	1	—	—	(2)	(2)
Currency translation effect	(17)	2	2	2	(3)	(14)
Net deferred tax liabilities at December 31, 2013	**462**	**(45)**	**(70)**	**(46)**	**71**	**372**
Charge (credit) to equity for the year	—	—	—	(4)	(1)	(5)
Charge (credit) to profit or loss for the year	(86)	10	8	4	(76)[1]	(140)
Effect of change in tax rates	(2)	(1)	—	—	(1)	(4)
Divestiture	—	1	—	—	(1)	—
Currency translation effect	41	(5)	(8)	(5)	10	33
Net deferred tax liabilities at December 31, 2014	**415**	**(40)**	**(70)**	**(51)**	**2**	**256**
Charge (credit) to equity for the year	—	—	—	—	(5)	(5)
Charge (credit) to profit or loss for the year	66	8	7	7	(47)[2]	41
Effect of change in tax rates	2	—	—	(1)	(1)	—
Currency translation effect	39	(4)	(7)	(3)	6	31
Net deferred tax liabilities at December 31, 2015	**522**	**(36)**	**(70)**	**(48)**	**(45)**	**323**

(1) Relates primarily to both the carryforward of exempted dividend income and the reorganization expenses in Belgium.

(2) Relates primarily to the carryforward of exempted dividend income partly offset by the realization of the reorganization expenses in Belgium.

At December 31, 2015, Delhaize Group did not recognize deferred tax assets of €255 million, of which:

- €17 million relates to U.S. tax loss carry-forwards and U.S. state tax credits of €1 155 million, which if unused would expire at various dates between 2016 and 2035;
- €212 million relates to several deferred tax assets (primarily tax loss carry-forwards of €677 million) in Europe which can be utilized without any time limitation;
- €17 million relates to capital losses that can only be offset against capital gains in Europe, which if unused would expire in 2018 and 2019;
- €7 million relates to tax credits in Europe, which if unused would expire at various dates between 2016 and 2023;
- €1 million relates to tax loss carry-forwards of €4 million in Europe, which if unused would expire at various dates between 2016 and 2020;
- €1 million relates to impairment in Europe that could result in capital losses which will probably not be offset against realized capital gains within the applicable time limitations.

DELHAIZE GROUP ANNUAL REPORT 2015 • 155

At December 31, 2014 and 2013, Delhaize Group did not recognize deferred tax assets of €250 million and €194 million, respectively.

The unused tax losses and unused tax credits may not be used to offset taxable income or income taxes in other jurisdictions.

Delhaize Group recognized deferred tax assets only to the extent that it is probable that future taxable profit will be available against which the unused tax losses, the unused tax credits and deductible temporary differences can be utilized. At December 31, 2015, the recognized deferred tax assets relating to unused tax losses and unused tax credits amounted to €190 million.

23. Accrued Expenses

	December 31,		
(in millions of €)	2015	2014	2013
Accrued payroll and short-term benefits	380	400	404
Accrued interest	33	33	37
Other	82	92	85
Total accrued expenses	**495**	**525**	**526**

24. Expenses from Continuing Operations by Nature

The aggregate of cost of sales and selling, general and administrative expenses from continuing operations can be specified by nature as follows:

(in millions of €)	Note	2015	2014	2013
Product cost, net of vendor allowances and cash discounts	25	17 728	15 527	14 958
Employee benefits	26	3 261	2 882	2 813
Supplies, services and utilities purchased		986	868	796
Depreciation and amortization	7, 8, 9	666	577	561
Operating lease expenses	18.3	351	296	278
Repair and maintenance		272	236	233
Advertising and promotion		225	186	171
Other expenses(1)		154	153	116
Total expenses by nature		**23 643**	**20 725**	**19 926**
Cost of sales	25	18 473	16 222	15 579
Selling, general and administrative expenses		5 170	4 503	4 347
Total expenses by function		**23 643**	**20 725**	**19 926**

(1) Allowances and credits received from suppliers that represent a reimbursement of specific and identifiable non-product costs incurred by the Group (see Note 25) have been included for the purposes of this overview in "Other expenses". Line item also includes impairment losses recognized on receivables (see Note 14).

Compared to 2014, total expenses increased by €2 918 million, significantly impacted by foreign currency exchange rate differences.

25. Cost of Sales

(in millions of €)	Note	2015	2014	2013
Product cost, net of vendor allowances and cash discounts	24	17 728	15 527	14 958
Purchasing, distribution and transportation costs		745	695	621
Total		**18 473**	**16 222**	**15 579**

Delhaize Group receives allowances and credits from suppliers mainly for in-store promotions, co-operative advertising, new product introduction and volume incentives. These allowances are included in the cost of inventory and recognized as a reduction to cost of sales when the product is sold, unless they represent the reimbursement of a specific and identifiable cost incurred by the Group to sell the vendor's product in which case they are recorded as a reduction in "Selling, general and administrative expenses" (€16 million, €14 million and €14 million in 2015, 2014 and 2013, respectively).

156 • FINANCIAL STATEMENTS

26. Employee Benefit Expenses

Employee benefit expenses for continuing operations can be summarized and compared to prior years as follows:

(in millions of €)	Note	2015	2014	2013
Wages, salaries and short-term benefits including social security		3 185	2 820	2 735
Share-based compensation expenses	21.3	9	12	16
Retirement benefits (including defined contribution, defined benefit and other post -employment benefits)	21.1, 21.2	67	50	62
Total	24	**3 261**	**2 882**	**2 813**

Employee benefit expenses were recognized in the income statement as follows:

(in millions of €)	2015	2014	2013
Cost of sales	423	382	354
Selling, general and administrative expenses	2 838	2 500	2 459
Employee benefits for continuing operations	**3 261**	**2 882**	**2 813**
Results from discontinued operations	4	104	261
Total	**3 265**	**2 986**	**3 074**

27. Other Operating Income

Other operating income includes income generated from activities other than sales and point of sale services to retail and wholesale customers.

(in millions of €)	2015	2014	2013
Rental income	59	53	49
Income from waste recycling activities	21	19	20
Services rendered to wholesale customers	5	6	6
Gains on sale of property, plant and equipment	4	11	11
Gains on sale of businesses	1	—	9
Other	25	30	32
Total	**115**	**119**	**127**

During 2014, Delhaize Group recognized €7 million of insurance income related to product losses in the caption "Other".

In 2013, Delhaize Group converted several of its Belgian company-operated City stores into affiliated Proxy stores operated by independent third parties, leading to a gain on disposal of €9 million, included in "Gain on sale of businesses". For that year, the caption "Other" contains a €7 million favorable impact of a litigation settlement for which a provision had been recorded during the purchase price allocation of Delta Maxi and a €4 million reversal of legal provisions in Serbia.

28. Other Operating Expenses

Other operating expenses include expenses incurred outside the normal course of operating supermarkets.

(in millions of €)	Note	2015	2014	2013
Store closing expenses	20.1	2	(2)	5
Reorganization expenses	20.3	38	137	15
Impairment losses	6, 7, 8, 9	30	166	206
Losses on sale of property, plant and equipment		19	18	21
Other		82	13	10
Total		**171**	**332**	**257**

During 2015, Delhaize Group recognized a total amount of €38 million as reorganization expenses. This primarily relates to the Belgian Transformation Plan, where - due to an increase of employees leaving the Group and refined assumptions – an amount of €32 million was recognized (in addition to €137 million recognized in 2014). Further, the Group incurred €6 million reorganization expenses mainly relating to category management restructuring activities in the U.S.

DELHAIZE GROUP ANNUAL REPORT 2015 • 157

In 2013, the Group recorded €15 million reorganization charges related to the severance of support services senior management and employees in the U.S.

Impairment losses / (reversals) recognized in continued operations can be summarized as follows:

(in millions of €)	Note	2015	2014	2013
Goodwill	6	—	138	124
Intangible assets	7	—	10	68
Property, plant & equipment	8	25	16	8
Investment property	9	6	2	6
Assets held for sale	5.2	(1)	—	—
Total		**30**	**166**	**206**

In 2015, Delhaize Group recorded €30 million impairment losses, primarily related to underperforming or closed stores.

In 2014, the Group recorded additional impairment losses on its Serbian goodwill of €138 million and trade names of €10 million. Furthermore, Delhaize Serbia recorded €7 million impairment losses on 2 of its incumbent distribution centers and Delhaize America recognized €6 million impairment losses in connection with Food Lion store closings.

In 2013, the Group recorded impairment losses on its Serbian goodwill (€124 million) and trade names (€67 million) and some other intangible assets at Delhaize America (€1 million).

In 2015, the caption "Other" mainly includes (i) €43 million advisory and consulting costs related to the announced intention to merge with Royal Ahold N.V., and (ii) a fine of €25 million imposed by the Belgian Competition Authority in final settlement of the antitrust investigation regarding the coordination of price increases of certain health and beauty products sold in Belgium between 2002 and 2007. Furthermore, "Other" also includes legal provision/settlement expenses and hurricane and other natural disasters related expenses.

29. Financial Result

29.1 Finance Costs

(in millions of €)	Note	2015	2014	2013
Interest on short- and long-term borrowings		119	122	122
Amortization of debt discounts (premiums) and financing costs		5	4	4
Interest on obligations under finance leases		57	52	54
Interest charged to closed store provisions (unwinding of discount)	20.1	5	4	5
Total interest expenses		**186**	**182**	**185**
Fair value losses (gains) on debt instruments — fair value hedges	19	2	5	(22)
Fair value losses (gains) on derivative instruments — fair value hedges	19	(2)	(5)	22
Total fair value hedging impact		—	—	—
Foreign currency losses (gains) on debt instruments	30	(7)	22	14
Fair value losses (gains) on cross-currency interest rate swaps		13	(23)	(13)
Fair value losses (gains) on other freestanding derivatives		—	(1)	—
Amortization of deferred loss on discontinued hedge	16	—	—	1
Other finance costs		48	8	6
Less: capitalized interest		—	—	—
Total		**240**	**188**	**193**

In 2015, Delhaize Group early repaid part of its long term debt (see Note 18.1), which resulted in a one-time charge of €40 million recorded in "Other finance costs" and mainly representing early repayment premiums. In addition, other finance costs include consent solicitation fees, commitment fees for credit lines and the unwinding of discount of other provisions. In 2014, Delhaize Group recognized €2 million accelerated amortization costs related to the termination of the previous revolving credit facility (see Note 18.2).

Borrowing costs attributable to the construction or production of qualifying assets were capitalized using an average interest rate of 5.3%, 5.4% and 5.5% in 2015, 2014 and 2013, respectively.

158 FINANCIAL STATEMENTS
29.2 Income from Investments
(in millions of €) Note 2015 2014 2013
Interest and dividend income from bank deposits and securities 14 11 9
Foreign currency gains on financial assets 30 30 28 —
Fair value gains (losses) on currency swaps and foreign exchange forward contracts (41) (26) —
Other investing income 1 3 —
Total 4 16 9
Since 2014, Delhaize Group incurs significant foreign currency gains on financial assets from intercompany financing in USD, which are economically hedged by external cross currency swaps (see Note 19).
In 2015, the Group did not incur any impairment losses on financial assets (none in 2014 and none in 2013).
30. Net Foreign Exchange Losses (Gains)
The exchange differences charged (credited) to the income statement, excluding the impact of hedge accounting and economic hedges, were as follows:
(in millions of €) Note 2015 2014 2013
Selling, general and administrative expenses — 1 —
Finance costs 29.1 (7) 22 14
Income from investments 29.2 (30) (28) —
Total (37) (5) 14
31. Earnings Per Share (“EPS”)
Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Group’s parent entity by the weighted average number of ordinary shares outstanding during the year, excluding ordinary shares bought by the Group and held as treasury shares (see Note 16).
Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all potential dilutive ordinary shares. The Group only has dilutive potential share-based awards (see Note 21.3). Dilutive share-based awards are assumed to have been exercised, and the assumed proceeds from these instruments are regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period is treated as an issue of ordinary shares for no consideration.
Approximately 838 821, 2 581 424, 3 982 153 shares attributable to the exercise of outstanding stock options, warrants and restricted stock units were excluded from the calculation of diluted earnings per share for 2015, 2014 and 2013, respectively, as their effect was anti-dilutive.

DELHAIZE GROUP ANNUAL REPORT 2015 • 159

Basic and diluted earnings per share for 2015, 2014 and 2013 were as follows:

(in millions of €, except numbers of shares and earnings per share)	2015	2014	2013
Net profit from continuing operations	369	189	272
Net profit from continuing operations attributable to non-controlling interests	1	1	3
Group share in net profit from continuing operations for basic and diluted earnings	368	188	269
Result from discontinued operations, net of tax	(2)	(99)	(90)
Group share in net profit for basic and diluted earnings	**366**	**89**	**179**
Weighted average number of ordinary shares outstanding	102 646 765	101 434 118	101 029 095
Adjusted for dilutive effect of share-based awards	983 726	502 669	537 646
Weighted average number of diluted ordinary shares outstanding	**103 630 491**	**101 936 787**	**101 566 741**
Basic earnings per ordinary share (in €):			
From continuing operations	3.59	1.85	2.65
From discontinued operations	(0.02)	(0.97)	(0.89)
Basic EPS attributable to the equity holders of the Group	**3.57**	**0.88**	**1.77**
Diluted earnings per ordinary share (in €):			
From continuing operations	3.56	1.84	2.64
From discontinued operations	(0.02)	(0.97)	(0.88)
Diluted EPS attributable to the equity holders of the Group	**3.54**	**0.87**	**1.76**

32. Related Party Transactions

Several of the Group's subsidiaries provide post-employment benefit plans for the benefit of employees of the Group. Payments made to these plans and receivables from and payables to these plans are disclosed in Note 21.

Compensation of members of the Board of Directors

The individual Directors' remuneration granted for the fiscal years 2015, 2014 and 2013 is set forth in the "Corporate Governance" section of this annual report. The total gross remuneration of Directors, before deduction of withholding taxes, is as follows:

(in thousands of €)	2015	2014	2013
Total remuneration non-executive Directors	**1 166**	**1 121**	**985**
Executive Director			
Baron Beckers-Vieujant[(1)]	—	—	80
Total	**1 166**	**1 121**	**1 065**

(1) The amounts solely relate to his remuneration as Executive Director and do not include his compensation as CEO. His director remuneration for 2015 and 2014 is included in the total remuneration for non-executive directors.

Compensation of members of the Executive Committee

The table below sets forth the number of performance and restricted stock unit awards, stock options and warrants granted by the Group during 2015, 2014 and 2013 to its Executive Committee. For more details on the share-based incentive plans, see Note 21.3.

	2015	2014	2013
Performance stock unit awards[(1)]	52 305	89 850	32 359
Stock options and warrants	—	—	280 974

(1) Performance stock unit awards, expressed in Delhaize Group shares, include 30 300 units awarded in Europe and 22 005 in the U.S.

For information regarding the number of performance and restricted stock unit awards, stock options and warrants granted as well as the compensation effectively paid (for services provided in all capacities to the Group) during the respective years to the Chief Executive Officers and the other members of the Executive Committee, we refer to the Remuneration Report included in the "Corporate Governance Statement" of this annual report.

The aggregate compensation for the members of Executive Committee recognized in the income statement is summarized hereafter.

160 FINANCIAL STATEMENTS
Amounts are gross before deduction of withholding taxes and social security contributions due by the employees and include social security contributions due by the Company. They do not include the compensation of the former CEO as director of the Company that is separately disclosed above.
In 2014, the aggregate compensation includes the pro-rata share of compensation and termination benefits for two members of the Executive Committee who left the Company in 2014, and the pro-rata share of compensation for three new Executive Committee members who joined the Executive Committee in 2014, of which one member subsequently left the company also in 2014.
In 2013, the aggregate compensation includes termination benefits for the former CEO who left the company at the end of 2013, the pro-rata share of compensation and termination benefits for three other members of the Executive Committee who left the Company in 2013, and the pro-rata share of compensation of the new CEO and one new Executive Committee member, who joined the Company in 2013.
(in millions of €) 2015 2014 2013
Short-term benefits(1) 7 8 9
Retirement and post-employment benefits(2) 1 1 1
Other long-term benefits(3) — — 1
Termination benefits — 4 17
Share-based compensation 2 2 3
Total compensation expense recognized in the income statement 10 15 31
(1) Short-term benefits include base salary and other short-term benefits, the annual bonus payable during the subsequent year for performance achieved during the respective years and the portion recognized in 2013 and 2014 of retention bonuses granted in 2013 and paid in 2014 to certain members of the Executive Committee.
(2) The members of the Executive Committee benefit from corporate pension plans, which vary regionally (see Note 21.1). Amounts represent the employer contributions for defined contribution plans and the employer service cost for defined benefit plans.
(3) Other long-term benefits include the performance cash component of the Long-Term Incentive Plan that was established in 2003. The grants of the performance cash component provide for cash payments to the grant recipients at the end of a three-year performance period based upon achievement of clearly defined targets. Amounts represent the expense recognized by the Group during the respective years, as estimated based on realized and projected performance.
Estimates are adjusted every year and when payment occurs.
Upon his resignation in 2013, Roland Smith, who was a member of the Executive Committee until September 4, 2013, exercised 300 000 warrants and the vesting of his restricted stock units (40 000) was accelerated. He subsequently sold 320 360 shares to Delhaize Group.
33. Commitments
Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding on the Group and that specify all significant terms including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that can be cancelled within 30 days of the reporting date without penalty are excluded.
As of December 31, 2015, purchase obligations were €213 million (2014: €156 million and 2013: €155 million), of which €85 million related to the acquisition of predominantly property, plant and equipment and for an insignificant amount intangible assets.
Commitments related to lease obligations are disclosed in Note 18.3.

DELHAIZE GROUP ANNUAL REPORT 2015 • 161

34. Contingencies and Financial Guarantees

Delhaize Group is from time to time involved in legal actions in the ordinary course of its business. Delhaize Group is not aware of any pending or threatened litigation, arbitration or administrative proceedings (individually or in the aggregate) that is likely to have a material adverse effect on its business or consolidated financial statements. Any litigation, however, involves risk and potentially significant litigation costs and therefore Delhaize Group cannot give any assurance that any currently pending litigation or litigation which may arise in the future will not have a material adverse effect on our business or consolidated financial statements.

The Group continues to be subject to tax audits in jurisdictions where we conduct business. Although some audits have been completed during 2015, 2014 and 2013, Delhaize Group expects continued audit activity in 2016. While the ultimate outcome of tax audits is not certain, the Group has considered the merits of its filing positions in its overall evaluation of potential tax liabilities and believes it has adequate liabilities recorded in its consolidated financial statements for exposures on these matters. Based on its evaluation of the potential tax liabilities and the merits of our filing positions, it is unlikely that potential tax exposures over and above the amounts currently recorded as liabilities in its consolidated financial statements will be material to its financial condition or future results of operations.

Delhaize Group is from time to time subject to investigations or inquiries by the competition authorities related to potential violations of competition laws in jurisdictions where we conduct business.

In a shareholders' matter related to the Group's wholly-owned subsidiary in Greece, Delhaize Group was notified in 2011 that some former shareholders of Alfa Beta Vassilopoulos S.A., who together held 7% of Alfa Beta shares, have filed a claim in front of the Court of First Instance of Athens challenging the price paid by the Group during the squeeze-out process that was approved by the Hellenic Capital Markets Commission. Delhaize Group believes that the squeeze-out transaction has been executed and completed in compliance with all legal and regulatory requirements. Delhaize Group continues to assess the merits and any potential exposure of this claim and to vigorously defend itself. The first hearing took place in 2013 and the Court of First Instance of Athens appointed a financial expert to assist the Court in assessing the value of the Alfa Beta shares when the squeeze-out was launched. A decision on the merits of the matter by the Court of First Instance of Athens is not expected to occur before 2019, and the parties have the right to appeal an adverse decision of such Court.

Following the closing of Delhaize Group's agreed sale of Sweetbay, Harveys and Reid's and Bottom Dollar Food, the Group provides guarantees for a number of existing operating or finance lease contracts, which extend through 2037. In the event of a future default of the buyer, Delhaize Group will be obligated under the terms of the contract to the landlords. The schedule below provides the future minimum lease payments over the non-cancellable lease term of the guaranteed leases, excluding other direct costs such as common area maintenance expenses and real estate taxes, as of December 31, 2015. Currently, the Group does not expect to be required to pay any amounts under these guarantees.

(in millions of €)	2016	2017	2018	2019	2020	Thereafter	Total
Finance leases							
Future minimum lease payments	15	15	15	15	15	109	184
Less amount representing interest	(11)	(10)	(10)	(9)	(8)	(39)	(87)
Present value of minimum lease payments	4	5	5	6	7	70	97
Operating leases							
Future minimum lease payments (for non-cancellable leases)	22	21	19	16	14	92	184

Furthermore, the Group has provided certain specific, limited customary representations and warranties for certain of Delhaize Group's smaller divestments in the Southeastern Europe segment in the past years for a maximum amount of €11 million and with an ultimate maturity date in 2019.

In addition, at December 31, 2015, Delhaize Group issued other financial guarantees for a total amount of €4 million.

35. Subsequent Events

In February 2016, Delhaize Group acquired, through a squeeze-out procedure, an additional 7.6% non-controlling interests in C-Market (Serbian subsidiary) for a consideration of almost €6 million (see also Note 4.2). As a result, the Group currently owns 99.3%.

Furthermore in February 2016, Delhaize Group issued 248 435 new shares for a consideration of €23 million to satisfy the exercise of warrants.

162 FINANCIAL STATEMENTS
36. Announced intention to merge with Royal Ahold
On June 24, 2015, Koninklijke Ahold N.V., also known as Royal Ahold (“Ahold”), and Delhaize Group entered into a merger agreement providing for a combination of their businesses through a cross-border legal merger of Delhaize into Ahold, with Ahold continuing as the surviving company in the merger. Pursuant to the merger agreement, at the effective time of the merger, holders of ordinary shares of Delhaize will receive 4.75 ordinary shares of Ahold for each Delhaize ordinary share they own (“exchange ratio”). The exchange ratio is fixed and will not be adjusted for changes in the market value of Ahold ordinary shares or Delhaize ordinary shares. The merger agreement also provides that holders of American Depositary Shares (“ADSs”) of Delhaize will receive, at their election, an amount of Ahold ordinary shares or Ahold ADSs determined based on the exchange ratio and the number of Ahold ordinary shares and Delhaize ordinary shares represented by one Ahold ADS and one Delhaize ADS, respectively.
Upon the consummation of the merger, the Delhaize ordinary shares will be delisted from Euronext Brussels, and the Delhaize ADSs will be delisted from the New York Stock Exchange. Delhaize shareholders will own approximately 39% of the combined company.
Following the consummation of the merger, the combined company’s legal name will be “Koninklijke Ahold Delhaize N.V.” and one of the combined company’s trade names will be “Royal Ahold Delhaize”.
As a condition to the consummation of the merger, shareholders of Ahold and Delhaize must, at their respective extraordinary general meetings (“EGM”) held on March 14, 2016, resolve upon or approve (as applicable) the joint cross-border merger proposal. The consummation of the merger is also subject to certain other customary closing conditions, including the receipt of antitrust clearances from the Belgian Competition Authority and the United States Federal Trade Commission.
The merger proposal provides that Delhaize will take such actions as may reasonably be required to effect the following:
implement or, to the extent necessary, adjust the terms of each option to purchase a Delhaize ordinary share granted pursuant to the Delhaize Group 2007 Stock Option Plan for Associates of Non-US Companies (“Delhaize EU option”), outstanding prior to the effective time of the merger, whether vested or unvested, so that such Delhaize EU option will become vested and fully exercisable in advance of the closing and establish prior to the closing a special exercise period so that the holder of each Delhaize EU option who exercises such options during such period will obtain Delhaize ordinary shares, with each unexercised Delhaize EU option outstanding at the end of such exercise period being forfeited; implement or, to the extent necessary, adjust the terms of each option, in the form of a warrant, to purchase a Delhaize ADS granted pursuant to the Delhaize Group 2012 U.S. Stock Incentive Plan, effective May 24, 2012 (“Delhaize US option”), outstanding prior to the effective time, whether vested or unvested, so that such Delhaize US option will be canceled and the holder of such Delhaize US option will receive in exchange for such Delhaize US option an amount in cash, without interest and subject to any required tax withholdings, equal to the excess, if any, of the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time of the merger over the exercise price of such Delhaize US option; implement or, to the extent necessary, adjust the terms of each restricted stock unit award with respect to Delhaize ordinary shares that is subject to performance conditions and granted pursuant to the Delhaize Group 2014 European Performance Stock Unit Plan (“Delhaize EU PSU”) outstanding prior to the effective time of the merger, whether vested or unvested, so that such Delhaize EU PSU will be canceled as from the effective time of the merger and the holder of such Delhaize EU PSU will receive in exchange for such Delhaize EU PSU a number of Ahold ordinary shares equal to the product of (i) the Delhaize EU PSU amount as described below multiplied by (ii) the exchange ratio of the merger; this provision will however not apply to any Delhaize EU PSU held by members of the Delhaize executive committee, which will be treated as described below; implement or, to the extent necessary, adjust the terms of each restricted stock unit award with respect to Delhaize ADSs granted pursuant to the Delhaize America, 2012 Restricted Stock Unit Plan, effective May 24, 2012 (“Delhaize US RSU/PSU”) outstanding prior to the effective time of the merger, whether vested or unvested, so that such Delhaize US RSU/PSU will be canceled as from the effective time of the merger and the holder of such Delhaize US RSU/PSU will receive in exchange for such Delhaize US RSU/PSU an amount in cash, without interest and subject to any required tax withholdings, equal to the cash value of the product of (i) the number of Delhaize ADSs subject to such Delhaize US RSU/PSU, assuming target-level achievement of applicable performance conditions, if any, multiplied by (ii) the last reported sale price of Delhaize ADSs on the New York Stock Exchange on the last complete trading day prior to the date of the effective time of the merger; and terminate the Delhaize America, 2012 Restricted Stock Unit Plan and the Delhaize Group 2012 U.S. Stock Incentive Plan, both effective May 24, 2012 (“Delhaize US incentive plans”) and the agreements evidencing the grants of the Delhaize US options and Delhaize US RSU/PSUs, except that (i) the actions described in the second, third, fourth and fifth bullet points above will expressly be conditioned upon the consummation of the merger and will be of no effect if the merger agreement is terminated and (ii) fractional shares resulting from such actions will be treated in the same manner as fractional shares generally upon the consummation of the merger.

DELHAIZE GROUP ANNUAL REPORT 2015 163
The Delhaize EU PSU amount referred to above and below means, with respect to each Delhaize EU PSU, the sum of:
the product of (i) the number of Delhaize ordinary shares subject to the applicable Delhaize EU PSU, based on the actual achievement of applicable performance conditions through the end of the calendar year immediately preceding the year in which the effective time of the merger occurs multiplied by (ii) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period completed prior to the calendar year in which the effective time of the merger occurs and the denominator of which is the total number of years in such performance-based vesting period, plus the product of (i) the number of Delhaize ordinary shares subject to such Delhaize EU PSU, based on target-level achievement of applicable performance conditions multiplied by (ii) a fraction, the numerator of which is the number of calendar years in the applicable Delhaize EU PSU performance-based vesting period that have not been completed as of the calendar year in which the effective time of the merger occurs and the denominator of which is the total number of years in such performance-based vesting period.
Delhaize and Ahold will take such actions as may reasonably be required to effect the following, except that such actions will expressly be conditioned upon the consummation of the merger and will be of no effect if the merger agreement is terminated:
implement or, to the extent necessary, adjust the terms of each Delhaize EU PSU held by members of the Delhaize executive committee and outstanding prior to the effective time of the merger, whether vested or unvested, so that such Delhaize EU PSU will be converted into a restricted stock unit award subject to performance conditions, on the same terms and conditions as were applicable under such Delhaize EU PSU prior to the effective time of the merger (including with respect to vesting and the acceleration thereof), with respect to a number of Ahold ordinary shares equal to the product of (x) the Delhaize EU PSU as described above amount multiplied by (y) the exchange ratio of the merger (“converted PSU”); and at the effective time of the merger, Ahold will assume all the obligations of Delhaize under the Delhaize Group 2014 European Performance Stock Unit Plan (“Delhaize EU PSU”) and the agreements evidencing the grants of the Delhaize EU PSUs underlying the converted PSUs. As soon as practicable after the effective time of the merger, Ahold will deliver to the holders of converted PSUs appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of the Delhaize EU PSUs underlying such converted PSUs will continue in effect on the same terms and conditions. As soon as practicable after the effective time of the merger, the remuneration committee of Ahold will take appropriate action to adjust any performance goals applicable to the converted PSUs in order to reflect appropriate performance goals of Ahold for the calendar year in which the effective time of the merger occurs and any subsequent calendar year during the performance-based vesting period, except that the performance goals applicable to the converted PSUs will not be materially more difficult to achieve than those applicable to the Delhaize EU PSUs and except that the remuneration committee of Ahold will comply with the performance-based vesting criteria applied by Delhaize in respect of any calendar year completed prior to the effective time of the merger and will not impose any additional performance-based vesting criteria in respect of any calendar year completed prior to the effective time of the merger.
Following the consummation of the merger, all assets and liabilities of Delhaize Group including its long term debt (see Note 18.1) will, by operation of law, be transferred to Ahold, under a universal succession of title such that Ahold will automatically be substituted in all the rights and obligations of Delhaize Group and Delhaize Group will be dissolved without going into liquidation and will thus cease to exist.
The adoption of the Delhaize required resolutions at the Delhaize EGM of March 14, 2016 and thus the approval of the dissolution of Delhaize Group could have triggered an event of default under two series of bonds issued by Delhaize Group, the €400 million 4.25% retail bonds due October 19, 2018 and the €400 million 3.125% institutional bonds due February 27, 2020 (“Bonds”) and required certain technical amendments to the terms and conditions of the Bonds in light of the anticipated legal structure of the combined company following the merger. Accordingly, Delhaize Group launched a consent solicitation process towards the holders of both series of Bonds in December 2015.
In January and February 2016, holders of both series of Bonds were invited to respective general meetings to approve the change of issuer of the relevant Bonds, to waive the potential event of default under the relevant Bonds and to consent to certain technical amendments to the terms and conditions of the relevant Bonds in light of the anticipated legal structure of the combined company following the merger. Resolutions were passed at the first bondholders meeting for the 3.125% institutional bonds due 2020 with a majority of around 96%. Because of the absence of a quorum at the first bondholders meeting for the 4.25% retail bonds due 2018, an adjourned bondholders meeting was held in February 2016 at which the resolutions were passed with a majority of around 99%.

164 • FINANCIAL STATEMENTS

37. List of Consolidated Companies and Joint Ventures

37.1 Fully Consolidated

		Ownership interest in %		
		2015	2014	2013
Alfa Beta Vassilopoulos S.A.	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	100.0	100.0
Alliance Wholesale Solutions, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	—	—	100.0
Aniserco SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Boney Wilson & Sons, Inc.	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Bottom Dollar Food Northeast, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Centar za obuchenie i prekvalifikacija EOOD	Bitolya 1A str, Varna, Bulgaria	—	—	100.0
C Market a.d. Beograd[1]	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	91.7	75.5	75.4
Delhaize America Distribution, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Shared Services Group, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Supply Chain Services, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize America Transportation, LLC (previously Hannaford Trucking Company)	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize BH d.o.o. Banja Luka	Branka Popovića 115, 78000 Banja Luka, Bosnia and Herzegovina	—	—	100.0
Delhaize Digital Services Ltd	10-18 Union Street, SE1 1SZ London, United Kingdom	100.0	100.0	—
Delhaize Distribution Luxembourg S.A.	Rue d'Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Finance B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	—	—	100.0
Delhaize Griffin SA	Square Marie Curie 40, 1070 Brussels, Belgium	100.0	100.0	100.0
Delhaize Insurance Company, Inc.	76 St. Paul Street, Suite 500, Burlington, VT 05401-4477, U.S.A.	100.0	100.0	100.0
Delhaize Luxembourg S.A.	Rue d'Olm 51, 8281 Kehlen, Grand Duchy of Luxembourg	100.0	100.0	100.0
Delhaize Serbia d.o.o. Beograd	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	100.0	100.0	100.0
Delhaize The Lion America, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhaize The Lion Coordination Center S.A.	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delhaize "The Lion" Nederland B.V.	Martinus Nijhofflaan 2, 2624 ES Delft, The Netherlands	100.0	100.0	100.0
Delhaize US Holding, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Delhome SA	Bld de l'Humanité 219/221, 1620 Drogenbos, Belgium	100.0	100.0	100.0
Delimmo SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Delzon NV (previously Van Esch NV)	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	—
Difraco BVBA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	—
Dofalex SCSA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	—	100.0
DZA Brands, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Food Lion, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Fourth Retained Subsidiary, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	—	100.0
Guiding Stars Licensing Company	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Bros. Co., LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Hannaford Energy, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Harvey's Stamping Company, LLC	2110 Executive Drive, Salisbury, NC 28187, U.S.A.	—	—	100.0
Holding and Food Trading Company Single Partner LLC	81, Spaton Avenue, Gerakas, Athens, Greece	—	—	100.0
Holding and Food Trading Company Single Partner LLC & Co Ltd Partnership	81, Spaton Avenue, Gerakas, Athens, Greece	—	—	100.0
I-Del Retail Holdings, Ltd.	70 Sir John Rogerson's Quay, Dublin 2, Ireland	100.0	100.0	100.0
J.H. Harveys Co., LLC	727 South Davis Street, Nashville, GA 31639, U.S.A.	—	—	100.0
Kash n' Karry Food Stores, LLC	3801 Sugar Palm Drive, Tampa, FL 33619, U.S.A.	—	—	100.0
Key Food SA[2]	81, Spaton Avenue, Gerakas, Athens, Greece	100.0	—	—
Kingo NV [3]	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	100.0	100.0
Leoburg NV [4]	Rue Osseghemstraat 53, 1080 Brussels, Belgium	—	100.0	100.0
Lion Lux Finance S.à r.l.	Rue d'Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0
Lion Real Estate Albania SHPK	Autostrada Tiranë – Durrës, Km. 7, Kashar, Albania	100.0	100.0	100.0
Lion Retail Holding S.à r.l.	Rue d'Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	100.0	100.0

DELHAIZE GROUP ANNUAL REPORT 2015 • 165

Lion US Holdings S.à r.l.[(2)]	Rue d'Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	—	—
Lion US Participations S.à r.l.[(2)]	Rue d'Olm 51, 8281 Kehlen, Grand-Duchy of Luxembourg	100.0	—	—
Lithia Springs Holdings, LLC	P.O. Box 517, Ochlocknee, GA 31773, U.S.A.	60.0	60.0	60.0
Marietta Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Marion Real Estate Investments, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Martin's Foods of South Burlington, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
MC Portland, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Mega Image S.R.L.	95 Siret Street, 1st district, Bucharest, Romania	100.0	100.0	100.0
Morrills Corner, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Oxon Run Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	75.0	75.0	75.0
Piccadilly AD	Istoria Slavyanobulgarska Street 21A, 1220 Sofia, Bulgaria	—	—	100.0
Points Plus Punten SA	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	100.0
Progressive Distributors, Inc.[(4)]	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	—	100.0	100.0
Redelcover S.A.	Rue de Merl 74, 2146 Luxembourg, Grand Duchy of Luxembourg	100.0	100.0	100.0
Retained Subsidiary One, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Risk Management Services, Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	100.0	100.0	100.0
Second Retained Subsidiary, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	—	100.0
Serdelco S.A.S.	130, Boulevard de la Liberté, 59000 Lille, France	100.0	100.0	100.0
Sinking Spring Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Smart Food Shopping SA	Chaussée de Wavre 42A, 5030 Gembloux, Belgium	100.0	100.0	100.0
SS Morrills, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Summit Commons Retail Holdings, LLC	3735 Beam Rd, Unit B, Charlotte, NC 28217, U.S.A.	0.0	0.0	0.0
Superb Beverage Inc.	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	0.0	0.0	0.0
The Pride Reinsurance Company, Ltd.	The Metropolitan Building, 3rd Floor, James Joyce Street, Dublin 1, Ireland	100.0	100.0	100.0
Third Retained Subsidiary, LLC	2110 Executive Drive, Salisbury, NC 28147, U.S.A.	—	—	100.0
TP Srbija a.d. Kragujevac	Jurija Gagarina Street, 14, 11 070 Novi Beograd, Serbia	100.0	100.0	100.0
TP Stadel d.o.o. Kragujevac	Crvenog barjaka bb, 34000 Kragujevac, Serbia	—	—	100.0
Vadec NV	Rue Osseghemstraat 53, 1080 Brussels, Belgium	100.0	100.0	—
Victory Distributors, LLC	145 Pleasant Hill Road, Scarborough, ME 04074, U.S.A.	100.0	100.0	100.0
Zvezdara a.d. Beograd[(1)]	Živka Davidovića 64, Beograd, Serbia	79.2	68.2	68.2

(1) Acquisition of non-controlling interest in 2015 (see also Note 4.2).
(2) Newly created or acquired in 2015.
(3) Sold in 2015.
(4) Merged into a group company during 2015.

166 FINANCIAL STATEMENTS
37.2 Joint Venture
Ownership Interest in %
2015 2014 2013
Menara Bidakara 2, 19th Floor
P.T. Lion Super Indo, LLC Jl. Jend. Gatot Soebroto Kav. 71-73 51.0 51.0 51.0
Pancoran, Jakarta Selatan 12870, Indonesia
Super Indo is accounted for as a joint venture applying the “equity method”, as Delhaize Group shares control with another party (see Note 2.3). The table below reflects summarized IFRS financial information of Super Indo (stand-alone), adjusted for differences in accounting policies between the Group and Super Indo:
December 31,
(in millions of €) 2015 2014 2013
Balance Sheet
Non-current assets 49 45 33
Current assets 81 64 57
Non-current liabilities 5 4 2
Current liabilities 55 45 41
Net Assets 70 60 47
Group’s carrying amount of the investment 36 30 24
Statement of Comprehensive Income
Profit before taxes and discontinued operations 13 9 8
Net profit from continuing operations 11 8 7
Other comprehensive income — 5 (14)
Total comprehensive income 11 13 (7)

DELHAIZE GROUP ANNUAL REPORT 2015 • 167

Supplementary Information

Quarterly Data (Unaudited)

(in millions of €, except earnings per share)

2015	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	24 395	5 820	6 114	6 141	6 320
Gross profit	5 922	1 420	1 492	1 490	1 520
Gross margin	*24.3%*	*24.4%*	*24.4%*	*24.3%*	*24.1%*
Selling, general and administrative expenses	(5 170)	(1 271)	(1 295)	(1 299)	(1 305)
as a percentage of revenues	*21.2%*	*21.8%*	*21.2%*	*21.2%*	*20.7%*
Operating profit (loss)	696	144	187	167	198
Operating margin	*2.9%*	*2.5%*	*3.1%*	*2.7%*	*3.1%*
Net profit (loss) from continuing operations	369	36	106	113	114
Group share in net profit (loss)	366	28	106	118	114
Group share in net profit (loss) per share:					
Basic	3.57	0.27	1.03	1.15	1.11
Diluted	3.54	0.27	1.02	1.14	1.09

2014	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	21 361	5 025	5 176	5 365	5 795
Gross profit	5 139	1 212	1 247	1 292	1 388
Gross margin	*24.1%*	*24.1%*	*24.1%*	*24.1%*	*23.9%*
Selling, general and administrative expenses	(4 503)	(1 072)	(1 094)	(1 124)	(1 213)
as a percentage of revenues	*21.1%*	*21.3%*	*21.1%*	*20.9%*	*20.9%*
Operating profit (loss)	423	161	29	184	49
Operating margin	*2.0%*	*3.2%*	*0.6%*	*3.4%*	*0.8%*
Net profit (loss) from continuing operations	189	93	(43)	111	28
Group share in net profit (loss)	89	80	(45)	109	(55)
Group share in net profit (loss) per share:					
Basic	0.88	0.79	(0.44)	1.07	(0.54)
Diluted	0.87	0.78	(0.44)	1.07	(0.54)

2013	Full Year	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Revenues	20 593	5 018	5 162	5 209	5 204
Gross profit	5 014	1 242	1 261	1 258	1 253
Gross margin	*24.3%*	*24.8%*	*24.4%*	*24.1%*	*24.1%*
Selling, general and administrative expenses	(4 347)	(1 069)	(1 093)	(1 097)	(1 088)
as a percentage of revenues	*21.1%*	*21.3%*	*21.2%*	*21.1%*	*20.9%*
Operating profit (loss)	537	172	186	2	177
Operating margin	*2.6%*	*3.4%*	*3.6%*	—	*3.4%*
Net profit (loss) from continuing operations	272	103	110	(60)	119
Group share in net profit (loss)	179	51	105	(81)	104
Group share in net profit (loss) per share:					
Basic	1.77	0.50	1.04	(0.80)	1.03
Diluted	1.76	0.50	1.04	(0.80)	1.02

168 • FINANCIAL STATEMENTS

Number of Stores (at year-end)

	2015	2014	2013	2012	2011	2010	2009	2008	2007	2006
United States	1 288	1 295	1 298	1 308	1 405	1 398	1 395	1 380	1 360	1 348
Belgium and G.D. Luxembourg	888	880	852	840	821	805	792	771	734	840[1]
Greece	341	308	281	268	251	223	216	201	159	148
Romania	471	410	296	193	105	72	51	40	22	18
Indonesia	128	122	117	103	89	73	66	63	56	50
Serbia	396	387	381	363	366	—	—	—	—	—
Subtotal	**3 512**	**3 402**	**3 225**	**3 075**	**3 037**	**2 571**	**2 520**	**2 455**	**2 331**	**2 404**
Divested and Discontinued Operations										
Czech Republic	—	—	—	—	—	—	—	—	—	97
Germany	—	—	—	—	—	—	—	4	4	3
Albania	—	—	—	23	18	—	—	—	—	—
Montenegro	—	—	—	24	22	—	—	—	—	—
Bosnia and Herzegovina	—	—	39	41	44	—	—	—	—	—
Bulgaria	—	—	54	43	42	—	—	—	—	—
United States (Sweetbay, Harveys & Reid's and Bottom Dollar Food)	—	66	216	245	245	229	212	214	210	201
Total	**3 512**	**3 468**	**3 534**	**3 451**	**3 408**	**2 800**	**2 732**	**2 673**	**2 545**	**2 705**

(1) Includes 132 Di stores sold in 2007.

Number of Employees (at year-end)

	2015	2014	2013
Full-time	75 013	72 499	76 126
Part-time	78 924	79 509	84 757
FTE[1]	**116 646**	**114 373**	**120 606**
Male	73 405	72 417	76 630
Female	80 532	79 591	84 253
Total	**153 937**	**152 008**	**160 883**

Geographical Split

	2015		2014		2013	
	Total	FTE[1]	Total	FTE[1]	Total	FTE[1]
United States	98 566	66 474	98 716	66 538	108 053	73 069
Belgium (including G.D. Luxembourg)	15 302	13 354	16 271	13 698	16 227	13 609
Greece	12 700	9 713	11 621	8 986	10 958	8 547
Romania	8 933	8 768	8 166	8 030	6 820	6 700
Indonesia	6 936	6 936	6 419	6 419	5 670	5 670
Serbia	11 500	11 401	10 815	10 702	10 716	10 612
Bulgaria	—	—	—	—	1 501	1 462
Bosnia and Herzegovina	—	—	—	—	938	937
Total	**153 937**	**116 646**	**152 008**	**114 373**	**160 883**	**120 606**

(1) Full-time equivalent.

DELHAIZE GROUP ANNUAL REPORT 2015 • 169

Organic Revenue Growth Reconciliation

(in millions of €)	2015	2014	% Change
Revenues	**24 395**	**21 361**	**14.2%**
Effect of exchange rates	(2 623)		
Revenues at identical exchange rates	**21 772**	**21 361**	**1.9%**
53rd sales week in the U.S.	—	(259)	
Organic revenue growth	**21 772**	**21 102**	**3.2%**

Results at Identical Exchange Rates

	2015			2014	2015/2014	
(in millions of €, except per share amounts)	At Actual Rates	Effect of Exchange Rates	At Identical Rates	At Actual Rates	At Actual Rates	At Identical Rates
Revenues	24 395	(2 623)	21 772	21 361	14.2%	1.9%
Operating profit	696	(98)	598	423	64.5%	41.2%
Net profit from continuing operations	369	(57)	312	189	95.5%	65.2%
Group share in net profit	366	(57)	309	89	312.5%	248.5%
Basic earnings per share from Group share in net profit	3.57	(0.55)	3.02	0.88	307.7%	244.4%
Diluted earnings per share from Group share in net profit	3.54	(0.55)	2.99	0.87	305.8%	242.8%
Free cash flow	518	(73)	445	757	-31.5%	-41.2%

(in millions of €)	December 31, 2015			Dec. 31, 2014	Change	
Net debt	781	13	794	997	-21.6%	-20.3%

EBITDA reconciliation

(in millions of €)	2015	2014	2013
Operating profit (as reported)	696	423	537
Add (subtract):			
Depreciation and amortization	666	577	561
Impairment	30	166	206
EBITDA	**1 392**	**1 166**	**1 304**

Underlying Group Share in Net Profit from Continued Operations reconciliation

(in millions of €)	2015	2014	2013
Net profit from continuing operations	**369**	**189**	**272**
Add (subtract):			
Net (profit) loss from non-controlling interests	(1)	(1)	(3)
Elements considered in the underlying operating profit calculation	176	339	252
Non-recurring finance costs	43	—	—
Effect of the above items on income tax and non-controlling interests	(66)	(61)	(33)
Underlying group share in net profit from continued operations	**521**	**466**	**488**

170 • FINANCIAL STATEMENTS

Details of Impact of 53rd Week in 2014 on Profit or Loss

(in millions of €)	2015	2014 Incl. 53rd week	2014 Excl. 53rd week	Variance 2015/2014 Incl. 53rd week	Variance 2015/2014 Excl. 53rd week
Revenues	24 395	21 361	21 102	14.2%	15.6%
Cost of sales	(18 473)	(16 222)	(16 029)	-13.9%	-15.2%
Gross Profit	5 922	5 139	5 073	15.2%	16.7%
Gross margin	*24.3%*	*24.1%*	*24.0%*		
Selling, general and administrative expenses	(5 170)	(4 503)	(4 461)	-14.8%	-15.9%
Operating profit	**696**	**423**	**399**	**64.5%**	**74.5%**
Operating margin	*2.9%*	*2.0%*	*1.9%*		
Underlying operating profit	**872**	**762**	**737**	**14.4%**	**18.2%**
Underlying operating margin	*3.6%*	*3.6%*	*3.5%*

DELHAIZE GROUP ANNUAL REPORT 2015 • 171

Historical Financial Overview

RESULTS (in millions of €)	2015	2014	2013	2012	2011[4]	2010[5]	2009[5]	2008[5]
Revenues	24 395	21 361	20 593	20 514	19 519	20 850	19 938	19 024
Operating profit	696	423	537	574	775	1 024	942	904
Net financial expenses	(236)	(172)	(184)	(226)	(169)	(203)	(202)	(202)
Income tax expense	(97)	(66)	(85)	(55)	(145)	(245)	(228)	(217)
Net profit from continuing operations	369	189	272	297	465	576	512	485
Net profit (Group share)	366	89	179	105	472	574	514	467
Free cash flow[1]	518	757	669	773	(229)	665	626	162
FINANCIAL POSITION (in millions of €)								
Total assets	13 032	12 127	11 594	11 915	12 276	10 902	9 748	9 700
Total equity	6 171	5 453	5 073	5 186	5 416	5 069	4 409	4 195
Net debt[1]	781	997	1 473	2 072	2 660	1 787	2 063	2 402
Enterprise value[1][2]	10 119	7 210	5 899	5 155	7 082	7 400	7 472	6 849
PER SHARE INFORMATION (in €)								
Group net earnings (basic)[3]	3.57	0.88	1.77	1.04	4.69	5.73	5.16	4.70
Group net earnings (diluted)[3]	3.54	0.87	1.76	1.04	4.65	5.68	5.08	4.59
Free cash flow[1][3]	5.05	7.46	6.62	7.66	(2.28)	6.64	6.26	1.63
Gross dividend	1.80	1.60	1.56	1.40	1.76	1.72	1.60	1.48
Net dividend	1.31	1.20	1.17	1.05	1.32	1.29	1.20	1.11
Pay-out ratio (net profit – Group share)	51.2%	185.7%	89.4%	136.3%	38.0%	30.4%	31.4%	31.9%
Shareholders' equity[2]	59.31	52.98	49.47	50.86	53.11	49.91	43.54	41.19
Share price (year-end)	89.79	60.43	43.20	30.25	43.41	55.27	53.62	44.20
RATIOS (%)								
Operating margin	2.9%	2.0%	2.6%	2.8%	4.0%	4.9%	4.7%	4.8%
Effective tax rate of continuing operations	21.0%	26.3%	24.2%	15.9%	23.9%	29.8%	30.8%	30.9%
Net margin (Group share)	1.5%	0.4%	0.9%	0.5%	2.4%	2.8%	2.6%	2.5%
Net debt to equity[1]	12.7%	18.3%	29.0%	40.0%	49.1%	35.3%	46.8%	57.3%
CURRENCY INFORMATION								
Average € per $ rate	0.9013	0.7527	0.7530	0.7783	0.7184	0.7543	0.7169	0.6799
€ per $ rate at year-end	0.9185	0.8237	0.7251	0.7579	0.7729	0.7484	0.6942	0.7185
OTHER INFORMATION								
Number of sales outlets	3 512	3 468	3 534	3 451	3 408	2 800	2 732	2 673
Capital expenditures (in millions of €)	774	606	565	681	754	660	520	714
Number of employees (thousands)	154	152	161	158	160	139	138	141
Full-time equivalents (thousands)	117	114	121	120	122	103	104	106
Weighted average number of shares outstanding (thousands)	102 647	101 434	101 029	100 777	100 684	100 271	99 803	99 385

(1) See "Financial Review" section for explanation of the non-GAAP financial measures.
(2) Calculated using the total number of shares issued at year-end.
(3) Calculated using the weighted average number of shares outstanding over the year.
(4) Not adjusted for the reclassification of the banner Bottom Dollar Food and our Bulgarian and Bosnian & Herzegovinian operations to discontinued operations given their planned divesture and the impact of the initial application of IFRIC 21.
(5) Not adjusted for the impact mentioned in footnote (4) and in addition: (i) the reclassification of the banners Sweetbay, Harveys and Reid's to discontinued operations given their divestiture and (ii) the initial application of the amendments to IAS 19 and IFRS 11, whereby P.T. Lion Super Indo, LLC is accounted for under the equity method.

172 FINANCIAL STATEMENTS
Certification of Responsible Persons
The undersigned, Frans Muller, President and Chief Executive Officer of Delhaize Group, and Pierre Bouchut, Chief Financial Officer of Delhaize Group, confirm that to the best of their knowledge:
a) the consolidated financial statements for the year ending December 31, 2015 have been prepared in accordance with IFRS (International Financial Reporting Standards) and give, in all material respects, a true and fair view of the consolidated financial position and results of Delhaize Group and of its subsidiaries included in the consolidation; b) the management report for the year ending December 31, 2015 gives, in all material respects, a true and fair view of the evolution of the business, the results and the situation of Delhaize Group and of its subsidiaries included in the consolidation, as well as an overview of the most significant risks and uncertainties with which Delhaize Group is confronted.
Brussels, March 2, 2016
Frans Muller Pierre Bouchut
President and CEO Executive Vice President and CFO

DELHAIZE GROUP ANNUAL REPORT 2015 173
Report of the Statutory Auditor
Delhaize Brothers and co “The Lion” (Delhaize Group) SA/NV
Statutory auditor’s report to the shareholders meeting on the consolidated financial statements for the year ended December 31, 2015
To the shareholders
As required by law, we report to you on the statutory audit mandate which you have entrusted to us. This report includes our report on the consolidated financial statements as defined below together with our report on other legal and regulatory requirements. These consolidated financial statements comprise the consolidated balance sheet as at December 31, 2015, the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, as well as the summary of significant accounting policies and other explanatory notes.
Report on the consolidated financial statements – unqualified opinion
We have audited the accompanying consolidated financial statements of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA (“the company”) and its subsidiaries (jointly “the group”), prepared in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium.
The consolidated statement of financial position shows total assets of €13 032 million and the consolidated income statement shows net profit attributable to equity holders of the Group (Group share in net profit) for the year then ended of €366 million.
Responsibility of the board of directors for the preparation of the consolidated financial statements
The board of directors is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium, and for such internal control as the board of directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Statutory auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the statutory auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the board of directors, as well as evaluating the overall presentation of the consolidated financial statements. We have obtained from the company’s officials and the board of directors the explanations and information necessary for performing our audit.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Unqualified opinion
In our opinion, the consolidated financial statements of Delhaize Brothers and Co “The Lion” (Delhaize Group) SA give a true and fair view of the group’s net equity and financial position as of December 31, 2015, and of its results and its cash flows for the year then ended, in accordance with International Financial Reporting Standards as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium.

174 FINANCIAL STATEMENTS
Report on other legal and regulatory requirements
The board of directors is responsible for the preparation and the content of the directors’ report on the consolidated financial statements.
In the framework of our mandate, our responsibility is to verify, for all significant aspects, the compliance with some legal and regulatory requirements. On this basis, we provide the following additional comment which does not modify the scope of our audit opinion on the consolidated financial statements: The directors’ report on the consolidated financial statements includes the information required by law, is, for all significant aspects, in agreement with the consolidated financial statements and is not in obvious contradiction with any information obtained in the context of our mandate.
Diegem, March 2, 2016 The statutory auditor
DELOITTE Bedrijfsrevisoren / Reviseurs d’Entreprises
BV o.v.v.e. CVBA / SC s.f.d. SCRL
Represented by Eric Nys

DELHAIZE GROUP ANNUAL REPORT 2015 175
Summary Statutory Accounts of Delhaize Group SA/NV
The summarized annual statutory accounts of Delhaize Group SA/NV are presented below. In accordance with the Belgian Company Code, the full annual accounts, the statutory Directors’ report and the Statutory Auditor’s report will be filed with the National Bank of Belgium. These documents will also be available on the Company’s website, www.delhaizegroup.com, and can be obtained upon request from Delhaize Group SA/NV, rue Osseghemstraat 53, 1080 Brussels, Belgium. The Statutory Auditor has expressed an unqualified opinion on these annual accounts.
Summary of Accounting Principles
The annual statutory accounts of Delhaize Group SA are prepared in accordance with Belgian Generally Accepted Accounting Principles (Belgian GAAP).
Formation expenses
Formation expenses are capitalized and amortized over a period of five years or, if they are related to debt issuance costs, over the maturity of the loans.
Intangible Fixed Assets
Intangible assets are recognized as assets in the balance sheet and amortized over their expected useful life. The intangible assets are amortized as follows:
Goodwill 5 years
Software 5 to 8 years
Internally developed software
Internally developed software is recognized as an intangible asset and is measured at cost to the extent that such cost does not exceed its value in use for the Company. The Company recognizes internally developed software as an intangible asset when it is expected that such asset will generate future economic benefits and when the Company has demonstrated its ability to complete and use the intangible asset. The cost of internally developed software comprises the directly or indirectly attributable costs of preparing the asset for its intended use to the extent that such costs have been incurred until the asset is ready for use. Internally developed software is amortized over a period of 5 years to 8 years.
Tangible Fixed Assets
Tangible fixed assets are recorded at purchase price or at agreed contribution value.
Assets held as finance leases are stated at an amount equal to the fraction of deferred payments provided for in the contract representing the capital value.
Depreciation rates are applied on a straight-line basis at the rates admissible for tax purposes:
Land ? 0.00%/year
Buildings ? 5.00%/year
Distribution centers ? 3.00%/year
Equipment for intensive use ? 33.33%/year
Furniture ? 20.00%/year
Motor vehicles ? 25.00%/year
Plant, machinery and equipment are depreciated over periods of 5, 12 and 25 years based on the expected useful life of each type of component.
Financial Fixed Assets
Financial fixed assets are valued at cost, less accumulated impairment losses. Impairment loss is recorded to reflect long-term impairment of value. Impairment loss is reversed when it is no longer justified due to a recovery in the asset value. A fair valuation method is applied, taking into account the nature and the features of the financial asset. One single traditional valuation method or an appropriate weighted average of various traditional valuation methods can be used. Generally, the net equity method is applied and is adjusted by the potential unrecognized capital gain if any. The measurement of foreign investments is calculated by using the year-end exchange rate. Once selected, the valuation method is consistently applied on a year-to-year basis, except when the circumstances prevent doing so. When the valuation method shows a fair value lower than the book value of a financial asset, an impairment loss is recognized but only to reflect the long-term impairment of value.

176 FINANCIAL STATEMENTS
Inventories
Inventories are valued at the lower of cost (on a weighted average cost basis) or net realizable value. Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. Such net realizable value corresponds to the anticipated estimated selling price less the estimated costs necessary to make the sale. When the reason for a write-down of the inventories has ceased to exist, the write-down is reversed.
Receivables and Payables
Amounts receivable and payable are recorded at their nominal value, less allowance for any amount receivable whose value is considered to be impaired on a long-term basis. Amounts receivable and payable in a currency, other than the currency of the Company, that are not hedged by a derivative instrument, are valued at the exchange rate prevailing on the closing date. The resulting translation difference is written off if it is a loss and deferred if it is a gain.
Amounts receivable and payable in a currency other than the currency of the Company, and hedged by a derivative instrument, are valued at the exchange rate fixed within the financial instrument with a consequence that there is no resulting translation difference in the exchange rate.
Treasury shares
The purchase of treasury shares is recorded on the balance sheet at acquisition cost. When at balance sheet date, the market value is below the acquisition cost, the unrealized loss is recorded in the income statement. Upon sale, the treasury shares are derecognized at their historical acquisition cost, less any recognized losses.
Provision for Liabilities and Charges
Provision for liabilities and charges are recorded to cover probable or certain losses of a precisely determined nature but whose amount, as of the balance sheet date, is not precisely known. They include, principally:
Pension obligations, early retirement benefits and similar benefits due to present or past employees
Taxation due on review of taxable income or tax calculations not already included in the estimated payable included in the amounts due within one year Significant reorganization and store closing cost Charges for which the Company may be liable as a result of current litigation.
Debt Under Finance Leases and Similar Debts
At the end of each year, these commitments are valued at the fraction of outstanding deferred payments, corresponding to the capital value of the assets, which mature within more than one year. The fraction of these payments contractually maturing within less than one year is recorded under “Current portion of long-term debts”.
Derivative financial instruments
The Company uses derivative financial instruments such as foreign exchange forward contracts, interest rate swaps and currency swaps to manage its exposure on interest rate risks and foreign currency exchange risks relating to borrowings. Call options are used to manage the exposure in relation to the exercise of the stock options granted to the entitled employees of Delhaize Group SA/NV. The purchased call options are recognized on the balance sheet at acquisition cost which is in general the paid premium. In case the option is exercised the recognized premium forms part of the acquisition cost of the purchased treasury shares. However, in case the option expires and it is not exercised, then the recognized premium is recorded as expense in the income statement.
For the measurement of the derivative financial instruments, Delhaize Group SA/NV does not apply the Mark-To-Market method. Instead the foreign exchange forward contracts, the interest rate swaps and the currency swaps are measured in the same way as the underlying exposures in accordance with the principle of accrual accounting. The accrued interest income and expenses, the realized foreign exchange differences and the unrealized foreign exchanges losses are recognized in the income statement in the same caption as the underlying exposure. On the other hand the unrealized foreign exchange gains are deferred on the balance sheet in accordance with the principle of prudency.
In accordance with its internal policy, Delhaize Group SA/NV does not hold or issue derivative instruments for speculative or trading purposes.
Summary of the net earnings per share of Delhaize Group SA/NV:
2015 2014 2013
Net earnings (loss) per share 3.50 (1.15) (0.73)

DELHAIZE GROUP ANNUAL REPORT 2015 177
Summary Statutory Accounts of Delhaize Group SA/NV
Assets
December, 31
(in millions of €) 2015 2014
Fixed assets 8 116 8 104
Formation expenses 8 10
Intangible fixed assets 129 143
Tangible fixed assets 465 436
Financial fixed assets 7 514 7 515
Current assets 834 806
Amounts receivable after more than one year 11 12
Inventories 230 213
Short-term receivables 454 450
Short-term investments 49 57
Cash and bank 48 48
Prepayments and accrued income 42 26
Total assets 8 950 8 910
Liabilities and Equity
(in millions of €) 2015 2014
Shareholders’ equity 3 912 3 641
Capital 52 51
Share premium 2 935 2 841
Distributable reserves 26 18
Other reserves 107 115
Profit carried forward 792 616
Provisions and deferred taxation 80 150
Financial liabilities 3 636 3 951
After one year 3 323 3 369
Within one year 313 582
Trade creditors 879 765
Other liabilities 443 403
After one year 1 1
Within one year 390 361
Accruals and deferred income 52 41
Total liabilities and equity 8 950 8 910

178 FINANCIAL STATEMENTS
Income Statement
(in millions of €) 2015 2014
Operating income 4 907 4 882
Sales 4 761 4 703
Other operating income 146 179
Operating expenses (5 046) (4 838)
Merchandise and consumables (3 657) (3 614)
Salaries, social security and pensions (731) (651)
Other operating expenses (658) (573)
Operating profit (139) 44
Financial income 698 233
Financial charges (262) (229)
Current profit before taxation 297 48
Exceptional income 2 —
Exceptional expenses 65 (166)
Current year profit (loss) before taxation 364 (118)
Transfer (-) to/ release (+) from deferred taxes — —
Current taxation — —
Financial year results 364 (118)
Transfer (-) to/ release (+) from tax-exempt reserves — 1
Financial year results to be appropriated 364 (117)
Appropriation of Profit
(in millions of €) 2015 2014
Profit (loss) of the year to be appropriated 364 (117)
Profit brought forward from previous year 616 899
Transfer from reserves — —
980 782
Appropriation:
Profit to carry forward 792 616
Dividends to shareholders(1) 188 166
(1) As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, to which coupon no. 54 entitling the holder to the payment of the 2015 dividend is attached, between the date of adoption of the annual accounts by the Board of Directors and the date of their approval by the Ordinary Shareholders’ Meeting of May 26, 2016. The Board of Directors will communicate at the Ordinary General Meeting of May 26, 2016 the aggregate number of shares entitled to the 2015 dividend and will submit to this meeting the final amount of the total dividend for approval. The annual accounts of 2015 will be modified accordingly.

DELHAIZE GROUP ANNUAL REPORT 2015 179
Share Capital
(December 31, 2015) (in thousands of €) Number of Shares
Share capital
Shares in issue
At the end of the previous year 51 409
Issue of new shares 593
At the end of the financial year 52 002
Analysis of share capital
Class of shares
Ordinary shares of no nominal value 104 004 952
Registered shares or bearer shares
Registered —
Bearer 104 004 952
Treasury shares held by
The company itself 792 343
Its subsidiaries 17 272
Commitments to issue new shares
On the exercise of subscription rights
Number of subscription rights in issue 1 281 207
Amount of capital to be subscribed 641
Corresponding maximum number of shares to be issued 1 281 207
Unissued authorized capital 4 755

180 GLOSSARY
Glossary
Affiliated store
A store operated by an independent retailer to whom Delhaize Group sells its products at wholesale prices and who benefits from the trade name and knowhow of Delhaize Group.
American Depositary Receipt (ADR)
An American Depositary Receipt evidences an American Depositary Share (ADS).
American Depositary Share (ADS)
An American Depositary Share represents ownership in the common shares of a non-U.S. corporation. The underlying common shares are held by a U.S. bank as depositary agent. The holder of an ADS benefits from dividend and voting rights pertaining to the underlying common share through the bank that issued the ADS. Four Delhaize ADSs represent one share of Delhaize Group common stock and are traded on the New York Stock Exchange.
Average shareholders’ equity
Shareholders’ equity at the beginning of the year plus shareholders’ equity at the end of the year, divided by two.
Basic earnings per share
Profit or loss attributable to ordinary equity holders of the parent entity divided by the weighted average number of ordinary shares outstanding during the period. Basic earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.
Company-operated store
A store operated directly by Delhaize Group.
Comparable store sales
Sales from the same stores, including relocations and expansions, and adjusted for calendar effects.
Cost of sales
Cost of sales includes purchases of products sold and all costs associated with getting the products into the retail stores, including buying, warehousing and transportation costs. Finally, Cost of Sales includes appropriate vendor allowances.
Delhaize Belgium
Delhaize Belgium is not a separate legal entity. In the consolidated financial statements, any reference to “Delhaize Belgium” is a reference to the consolidation of the statutory accounts of the Belgian companies, of which the major ones are Delhaize Group SA, Delimmo SA, Delhome SA, Aniserco SA, Points Plus Punten SA and Smart Food Shopping SA (see Note 36 to the Financial Statements), excluding corporate expenses. In the remainder of the document, “Delhaize Belgium” refers to the operations of Delhaize Group in Belgium and the Grand-Duchy of Luxembourg.
Diluted earnings per share
Calculated by adjusting the profit or loss attributable to ordinary equity shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential ordinary shares, including those related to convertible instruments, options or warrants or shares issued upon the satisfaction of specified conditions. Diluted earnings per share are calculated on profit from continuing operations less minority interests attributable to continuing operations, and on the Group share in net profit.
Direct goods
Goods sold to customers.
EBITDA
Operating profit plus depreciation, amortization and impairment.
Enterprise value
Market capitalization plus net debt.
Free cash flow
Cash flow before financing activities, investment in/sale and maturity of debt securities, term deposits and derivative related collaterals.
Global warming potential
Global warming potential is an index that attempts to integrate the overall climate impacts of a specific action (e.g., emissions of CH4 , NOx or aerosols). It relates the impact of emissions of a gas to that of emission of an equivalent mass of CO2 . For example, if methane has a global warming potential of 25, it means that 1 kg of methane has the same impact on climate change as 25 kg of carbon dioxide.
Gross margin
Gross profit divided by revenues.
Gross profit
Revenues minus cost of sales.
Indirect goods
Goods necessary to operate the business, but which are not sold to customers, such as office and store equipment.
Net debt
Non-current financial liabilities, plus current financial liabilities and derivatives liabilities, minus derivative assets, investments in securities, term deposits, derivative related collaterals and cash and cash equivalents.
Net debt to equity ratio
Net debt divided by total equity.

Net financial expenses
Finance costs less income from investments.
Net margin
Net profit attributed to equity holders of the Group divided by revenues.
Operating leases
A lease that does not qualify as a finance lease and therefore is not recorded on the balance sheet. Operating lease costs are classified in rent expense in cost of sales and in selling, general and administrative expenses.
Operating margin
Operating profit divided by revenues.
Organic revenue growth
Sales growth excluding sales from acquisitions and divestitures, and from the 53rd week in the U.S., if any, at identical currency exchange rates.
Other operating expenses
Primarily store closing expenses, impairment losses, reorganization expenses, and losses on the sale of fixed assets.
Other operating income
Primarily rental income on investment property, gains on sale of fixed assets, recycling income and services rendered to wholesale customers.
Outstanding shares
The number of shares issued by the Company, excluding treasury shares.
Pay-out ratio (net earnings)
Proposed dividends on current year earnings divided by current year Group share in net profit.
Return on equity
Group share in net result divided by average shareholders’ equity.
Revenues
Revenues include the sale of goods and point of sale services to customers, including wholesale and affiliated customers, relating to the normal activity of the Company (the sale of groceries and pet products), net of discounts, allowances and rebates granted to those customers.
Selling, general and administrative expenses
Selling, general and administrative expenses include store operating expenses, costs incurred for activities which serve securing sales, administrative and advertising expenses.
SKU
Stock Keeping Unit.
Total debt
Long-term financial liabilities, including current portion and obligations under finance leases, plus short-term financial liabilities net of derivative instruments related to financial liabilities.
Treasury shares
Shares repurchased by one of the Group’s legal entities and that are not cancelled as of year-end date. Treasury shares are excluded from the number of shares outstanding and excluded from the calculation of the weighted average number of shares for the purpose of calculating earnings per share.
Underlying EBITDA
Underlying operating profit plus depreciation and amortization less any depreciation or amortization that has been excluded from underlying operating profit.
Underlying Group share in net profit from continued operations
Net profit from continuing operations minus non-controlling interests (from continuing operations) and excluding (i) the elements excluded from operating profit to determine underlying operating profit (see separate definition), (ii) material non-recurring finance costs (e.g. debt refinancing costs) and income tax expense (e.g. tax settlements), and (iii) the potential effect of all these items on income tax and non-controlling interests.
Underlying operating profit
Operating profit (as reported) excluding fixed assets impairment charges, restructuring charges, store closing expenses, gains/losses on disposal of fixed assets and other items that management considers as not being representative of the Group’s operating performance of the period.
Weighted average number of shares outstanding
Number of shares outstanding at the beginning of the period less treasury shares, adjusted by the number of shares cancelled, repurchased or issued during the period multiplied by a time-weighting factor.
Withholding tax
Withholding by a corporation or financial institution of a certain percentage of dividend payments due to tax legislation.

COMPANY INFORMATION
Registered Office:
Delhaize Group SA rue Osseghemstraat 53 1080 Brussels Belgium
Tel: +32 2 412 21 11—Fax: +32 2 412 21 94
GROUP SUPPORT OFFICE
Delhaize Group Square Marie Curie 40 1070 Brussels Belgium
Tel: +32 2 412 22 11—Fax: +32 2 412 22 22 http://www.delhaizegroup.com Company number: 0402 206 045 Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA is a Belgian company formed in 1867 and converted into a limited company on February 22, 1962.
INVESTORS AND MEDIA
For all questions regarding Delhaize Group and its stock, please contact: Delhaize Group Investor Relations Department Square Marie Curie 40 1070 Brussels Belgium Tel.: +32 2 412 21 51—Fax.: +32 2 412 29 76 Questions can be sent to investor@delhaizegroup.com.
Information regarding Delhaize Group, including press releases, annual reports and share price can be found in three languages (English, French and Dutch) on Delhaize Group’s website www.delhaizegroup.com.
You can also subscribe through the email alert service to receive other information: agendas of the general meetings, press releases, projects of modifications of Articles of Association, special reports from the Board of Directors, publication of annual report, statutory accounts, dividend payment, number of outstanding shares and warrants, and shareholder notifications.
DISCOVER OUR DIGITAL ANNUAL REPORT
http://annualreport.delhaizegroup.com
. and find out more about
Delhaize Group:
www.delhaizegroup.com
OPERATIONS
United States
FOOD LION
P.O. Box 1330, 2110 Executive Drive Salisbury—NC 28145-1330 U.S.A.
Tel : +1 704 633 8250 www.foodlion.com
HANNAFORD
145 Pleasant Hill Road Scarborough—ME 04074 U.S.A.
Tel : +1 207 883 2911—Fax : +1 207 883 7555 www.hannaford.com
Belgium, G.D. of Luxembourg
DELHAIZE BELGIUM
Rue Osseghemstraat 53—1080 Brussels Belgium Tel: +32 2 412 21 11—Fax: +32 2 412 21 94 www.delhaize.be
Greece
ALFA BETA VASSILOPOULOS
81, Spaton Ave.—Gerakas Attica Greece 153 44 Tel: +30 210 66 08 000 Fax: +30 210 66 12 675 www.ab.gr
Serbia
DELHAIZE SERBIA
Jurija Gagarina 14—11070 Belgrade—Serbia Tel: +381 11 715 34 00—Fax: +381 11 715 39 10 www.maxi.rs
Romania
MEGA IMAGE
95 Siret Str.—Sektor 1—Bucharest—Romania Tel: +40 21 224 66 77—Fax: +40 21 224 60 11 www.mega-image.ro
Indonesia
PT LION SUPER INDO
Menara Bidakara 2, 19th floor Jl Jend. Gatot Soebroto kav 71-73 Jakarta Selatan 12870—Indonesia Tel.: +62 21 2929 3333 Fax: +62 21 29069441-45 www.superindo.co.id
About report the people included in the pictures in this
Most of the people portrayed in the pictures in this annual report included in the sections “Strategy”, “Performance” are our associates or our associates’ family members.
Legal Version of the Annual Report
Only the Dutch version of the annual report has legal force. The French and English versions represent translations of the Dutch original. The consistency between the different language versions has been verified by Delhaize Group under its own responsibility.
Credits
Design & production: www.chriscom.be—Photos: Jean-Michel Byl
Forward-looking statements
This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Delhaize, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Delhaize’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Delhaize’s and Ahold’s shareholders; the risk that the necessary regulatory approvals may not be obtained when expected or at all or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize when expected or at all the expected synergies and benefits from the transaction; Delhaize’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Delhaize’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Delhaize to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Delhaize’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. In addition, the actual outcomes and results of Delhaize may differ materially from those projected depending upon a variety of factors, including but not limited to changes in the general economy or the markets of Delhaize, in consumer spending, in inflation or currency exchange rates or in legislation or regulation; competitive factors; adverse determination with respect to claims; inability to timely develop, remodel, integrate or convert stores; and supply or quality control problems with vendors. Additional risks and uncertainties that could cause actual results to differ materially from those stated or implied by such forward-looking statements are described in Delhaize’s most recent annual report on Form 20-F and other filings with the SEC. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this communication. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Delhaize does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ETABLISSEMENTS DELHAIZE FRÈRES ET CIE “LE LION” (GROUPE DELHAIZE)

Date: April 12, 2016	By:	/s/ G. Linn Evans
G. Linn Evans
Senior Vice President